SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PÁGINA DE SEPARAÇÃO (Gerada automaticamente pelo sistema.) Tipo documento: Evento: Data: Usuário: Processo: Sequência Evento: DOCUMENTAÇÃO PETIÇÃO - EMENDA A INICIAL 24/08/2026 16:22:46 SP373757 - ANA ELISA LAQUIMIA DE SOUZA 4113246-86.2026.8.26.0100 36 Documento 8 Versão de Assinatura PLANO DE RECUPERAÇÃO EXTRAJUDICIAL apresentado por, conjuntamente, como Devedoras, BRASKEM S.A. BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS INC. B.V. BRASKEM TRADING & SHIPPING B.V. BRASKEM NETHERLANDS FINANCE B.V. BRASKEM AMERICA FINANCE COMPANY com a adesão, conforme definido a seguir, dos CREDORES SIGNATÁRIOS São Paulo, 24 de agosto de 2026 EXTRAJUDICIAL RESTRUCTURING PLAN jointly filed by, as Debtors, BRASKEM S.A. BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS INC. B.V. BRASKEM TRADING & SHIPPING B.V. BRASKEM NETHERLANDS FINANCE B.V. BRASKEM AMERICA FINANCE COMPANY with the adhesion from, as defined below, the SIGNATORY CREDITORS São Paulo, August 24, 2026 Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 1 2 PLANO DE RECUPERAÇÃO EXTRAJUDICIAL EXTRAJUDICIAL RESTRUCTURING PLAN Este Plano de Recuperação Extrajudicial (“Plano”), datado de 24 de agosto de 2026 (“Data de Assinatura”), é apresentado, conjuntamente por: This Extrajudicial Restructuring Plan (“Plan”), dated August 24, 2026 (“Signing Date”) is jointly filed by: (1) BRASKEM S.A., sociedade por ações de capital aberto, inscrita no CNPJ/MF sob o nº 42.150.391/0001-70, com sede na Rua Eteno, nº 1.561, Polo Industrial de Camaçari, Camaçari, Bahia, CEP 42816-200 (“Braskem” ou “Companhia”); (1) BRASKEM S.A., a publicly-held corporation, enrolled in the Brazilian Corporate Taxpayer’s Registry (CNPJ/MF) under No. 42.150.391/0001-70, with headquarters at Rua Eteno, No. 1,561, Polo Industrial de Camaçari, Camaçari, Bahia, ZIP Code 42816-200 (“Braskem” or “Company”); (2) BRASKEM NETHERLANDS B.V., sociedade constituída e existente de acordo com as leis dos Países Baixos, com sede em Rotterdam, Weena 240, 9th Floor, Tower C, 3012NJ, Países Baixos, registrada na Câmara de Comércio holandesa sob o nº 24401995 (“Braskem Netherlands”); (2) BRASKEM NETHERLANDS B.V., a company organized and existing under the laws of the Netherlands, with headquarters at Rotterdam, Weena 240, 9th Floor, Tower C, 3012NJ, Netherlands, registered with the Dutch Chamber of Commerce under No. 24401995 (“Braskem Netherlands”); (3) BRASKEM NETHERLANDS INC. B.V., sociedade constituída e existente de acordo com as leis dos Países Baixos, com sede em Rotterdam, Weena 240, 4º andar, Torre C, 3012NJ, Países Baixos, registrada na Câmara de Comércio holandesa sob o nº 84020040 (“Braskem Netherlands Inc.”); (3) BRASKEM NETHERLANDS INC. B.V., a company organized and existing under the laws of the Netherlands, with headquarters at Rotterdam, Weena 240, 4th Floor, Tower C, 3012NJ, Netherlands, registered with the Dutch Chamber of Commerce under No. 84020040 (“Braskem Netherlands Inc.”); (4) BRASKEM TRADING & SHIPPING B.V., sociedade constituída e existente de acordo com as leis dos Países Baixos, com sede em Rotterdam, Weena 240, 9º andar, Torre C, 3012NJ, Países Baixos, registrada na Câmara de Comércio holandesa sob o nº 90073614 (“BT&S”); (4) BRASKEM TRADING & SHIPPING B.V., a company organized and existing under the laws of the Netherlands, with headquarters at Rotterdam, Weena 240, 9th Floor, Tower C, 3012NJ, Netherlands, registered with the Dutch Chamber of Commerce under No. 90073614 (“BT&S”); (5) BRASKEM NETHERLANDS FINANCE B.V., sociedade constituída e existente de acordo com as leis dos Países Baixos, com sede em Rotterdam, Weena 240, 4º andar, Torre C, 3012NJ, Países Baixos, registrada na Câmara de Comércio (5) BRASKEM NETHERLANDS FINANCE B.V., a company organized and existing under the laws of the Netherlands, with headquarters at Rotterdam, Weena 240, 4th Floor, Tower C, 3012NJ, Netherlands, registered with the Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 2 3 holandesa sob o nº 61905771 (“Braskem Netherlands Finance”); Dutch Chamber of Commerce under No. 61905771 (“Braskem Netherlands Finance”); (6) BRASKEM AMERICA FINANCE COMPANY, sociedade constituída e existente de acordo com as leis de Delaware, Estados Unidos da América, com sede em 251 Little Falls Drive, Wilmington, Condado de New Castle, Delaware, 19808, Estados Unidos da América, registrada sob o nº 5007185 (“Braskem America Finance” e, em conjunto com as sociedades numeradas de (1) a (6), as “Devedoras”); (6) BRASKEM AMERICA FINANCE COMPANY, a company organized and existing under the laws of Delaware, United States of America, with headquarters at 251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808, United States of America, registered under No. 5007185 (“Braskem America Finance” and, hereinafter collectively with the companies numbered (1) to (6), the “Debtors”); contando com a adesão dos CREDORES SIGNATÁRIOS, conforme listados e descritos no Anexo A deste Plano (“Credores Signatários”); with the adhesion of the SIGNATORY CREDITORS, as listed and described in Schedule A to this Plan (the “Signatory Creditors”). CONSIDERANDOS RECITALS A. Considerando que as Devedoras são parte do Grupo Braskem (conforme definido abaixo), o maior produtor de resinas termoplásticas das Américas e o sétimo maior do mundo, com atividades produtivas centradas no Brasil – responsáveis, em 2025, por cerca de 70% de sua receita líquida consolidada – e presença relevante no México, nos Estados Unidos, na Alemanha e em operações de trading e logística a partir da Holanda, atendendo clientes em mais de 70 países; A. Whereas, the Debtors are part of the Braskem Group (as defined below), the largest producer of thermoplastic resins in the Americas and the seventh largest in the world, with production activities centered in Brazil – which accounted, in 2025, for approximately 70% of its consolidated net revenue – and a relevant presence in Mexico, the United States, Germany, and in trading and logistics operations out of the Netherlands, serving clients in more than 70 countries; B. Considerando que, embora preserve plataforma industrial robusta e posição de liderança de mercado, o Grupo Braskem atravessa uma crise de liquidez significativa, decorrente, sobretudo, do ciclo prolongado de baixa da indústria petroquímica global, com queda de demanda, excesso de oferta mundial, compressão de spreads e perda de competitividade dos produtores base nafta, mas também de outros fatores extraordinários, como as obrigações relacionadas ao evento geológico de Alagoas, o aumento de custos operacionais e a volatilidade do mercado internacional devido às incertezas sobre a duração de tensões geopolíticas; B. Whereas, although maintaining a robust industrial platform and market leadership position, the Braskem Group is experiencing a significant liquidity crisis, arising primarily from the prolonged downcycle of the global petrochemical industry, with falling demand, global oversupply, compression of spreads, and loss of competitiveness of naphtha-based producers, but also from other extraordinary factors, such as the obligations related to the geological event in Alagoas, increased operational costs, and international market volatility due to uncertainties regarding the duration of geopolitical tensions; Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 3 4 C. Considerando que as Devedoras emitiram ou garantiram as dívidas financeiras quirografárias e cartas de crédito listadas no Anexo C (“Títulos Existentes”); C. Whereas the Debtors issued or were guarantors of the unsecured financial debt and letters of credit described in Schedule C (“Existing Instruments”); D. Considerando que as Devedoras, no curso ordinário de suas operações, realizaram diversos contratos de financiamento e transferência de recursos financeiros entre si, reciprocamente na qualidade de credoras e devedoras, conforme também indicado no Anexo C (“Créditos Intercompany”); D. Whereas the Debtors, in the ordinary course of business, executed various financing agreements and transfer of funds amongst themselves, reciprocally as debtors and creditors, as also indicated in Schedule C (“Intercompany Claims”); E. Considerando que as Devedoras vêm mantendo tratativas para a renegociação do seu passivo financeiro quirografário com os respectivos credores buscando (i) a continuidade dos esforços de redução da alavancagem do Grupo Braskem; e (ii) as alternativas para readequação da estrutura de capital das Devedoras, incluindo renegociação e repactuação de suas dívidas financeiras quirografárias e outras alternativas estruturais; E. Whereas the Debtors have been negotiating to restructure their unsecured financial liabilities with the respective creditors seeking (i) to continue efforts to reduce the leverage of Braskem Group; and (ii) alternatives for restructuring the capital structure of the Debtors, including renegotiation and rescheduling of its unsecured financial debt and other structural alternatives; F. Considerando que, com o objetivo de promover a superação de sua crise, as Devedoras iniciaram o processo de mediação perante a Câmara Wind, para possibilitar a continuidade das negociações com seus credores, em um ambiente de estabilidade e segurança jurídica que viabilizasse solução definitiva e global para as suas principais dívidas financeiras (“Mediação”) , resultando na celebração deste Plano, que constitui um plano inicial (standstill), cuja premissa fundamental é a negociação de boa-fé de um Plano Atualizado, assegurada a possibilidade de rescisão pelos Credores Signatários nos termos da Cláusula 5; F. Whereas, with the aim of overcoming the crisis, the Debtors initiated a mediation process before Câmara Wind to enable the continuity of the negotiations with its creditors, in an environment of stability and legal security that would allow for a definitive and comprehensive solution to their main financial debts (“Mediation”), which led to the execution of this Plan, which constitutes an initial plan (standstill), whose fundamental premise is the good-faith negotiation of an Updated Plan, with the possibility of termination by the Signatory Creditors ensured pursuant to Section 5; G. Considerando que, em 24 de junho de 2026, as Devedoras protocolaram e tiveram deferido o pedido de tutela cautelar antecedente autuado sob o nº 4113246-86.2026.8.26.0100, em trâmite perante a 2ª Vara de Falências e G. Whereas, on June 24, 2026, the Debtors filed a request and obtained an order for preliminary injunction under No. 4113246- 86.2026.8.26.0100, pending before the 2nd Bankruptcy Court of the District of São Paulo/SP, Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 4 5 Recuperações Judiciais da Comarca de São Paulo/SP, nos termos do art. 20-B, § 1º, da Lei nº 11.101/05 (“LFR”); pursuant to Article 20-B, paragraph 1, of Law No. 11,101/05 (“Brazilian Bankruptcy Law”); H. Considerando que, em 26 de junho de 2026, as Devedoras também ajuizaram e obtiveram provimento liminar no pedido de reconhecimento da decisão judicial obtida no referido procedimento cautelar, no âmbito do Chapter 15 do Bankruptcy Code dos EUA (Cases No. 26- 11522 (MEW), 26-11523 (MEW), 26-11524 (MEW), 26-11526 (MEW), 26-11527 (MEW) e 26- 11528 (MEW)), perante a Corte de Falências do Distrito Sul de Nova Iorque (“Chapter 15”); H. Whereas, on June 26, 2026, the Debtors also filed and obtained preliminary relief in the petition for recognition of the judicial decision obtained in the aforementioned cautionary proceeding, under Chapter 15 case under the U.S. Bankruptcy Code (Cases No. 26-11522 (MEW), 26-11523 (MEW), 26-11524 (MEW), 26-11526 (MEW), 26-11527 (MEW) and 26-11528 (MEW)), before the U.S. Bankruptcy Court for the Southern District of New York (“Chapter 15”); I. Considerando que, como resultado da Mediação e com o objetivo de superar a crise econômico-financeira enfrentada, as Devedoras, nesta data, ajuízam o presente pedido de homologação do plano de recuperação extrajudicial (“Plano”), elaborado como resultado dos esforços das Partes (conforme definido abaixo) em estabelecer um procedimento para a condução das negociações em prol da reestruturação das dívidas financeiras quirografárias do Grupo Braskem, com o objetivo de manter a estabilidade e viabilidade das atividades das Devedoras, que têm sido exercidas de forma saudável e rentável; I. Whereas, as a result of the Mediation, and aiming to overcome the economic and financial crisis faced, the Debtors, on this date, file this request for judicial confirmation of the extrajudicial restructuring plan (“Plan”), prepared as a result of the Parties’ (as defined below) efforts to establish a procedure for conducting negotiations towards the restructuring of the Braskem Group’s unsecured financial debt, with the purpose of maintaining the stability and viability of the Debtors’ activities, which have been carried out in a sound and profitable manner; J. Considerando que, em linha com os princípios da recuperação extrajudicial, o Plano visa à superação da crise financeira das Devedoras, garantindo (i) a preservação da atividade empresarial das Devedoras e de suas Controladas; (ii) a reestruturação dos créditos sujeitos ao processo; (iii) a manutenção da posição de mercado das Devedoras, como fonte de geração de tributos, empregos e riquezas para a economia; e (iv) condições isonômicas no pagamento de todos os credores; J. Whereas, considering the principles of the extrajudicial restructuring, the Plan aims to overcome the financial crisis of the Debtors, ensuring (i) the preservation of the business activity of the Debtors and its Subsidiaries; (ii) the restructuring of the claims subject to the proceeding; (iii) the maintenance of their position in the market, being a source of generating taxes, jobs, and wealth for the economy; and (iv) the guarantee of equitable conditions for the payment of all creditors; K. Observada a segregação e autonomia patrimonial e da personalidade jurídica das Devedoras, as Devedoras e os Credores Sujeitos K. Acknowledging the segregation and autonomy of the assets and legal personality of each of the Debtors, the Debtors and the Subject Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 5 6 entendem que as características das Devedoras, notadamente (a) a existência de direção unitária pela holding Braskem, que é responsável por gerir e administrar as operações de todas as sociedades do Grupo Braskem (conforme definido abaixo); (b) a identidade dos respectivos quadros societários; (c) a existência de administração centralizada e localizada no Brasil; (d) a presença de garantias cruzadas; e (e) a atuação coordenada no mercado petroquímico, autorizam a apresentação de um Plano unitário em consolidação substancial, na forma do art. 69-J da LFR, permitindo assim a implementação de soluções conjuntas e coordenadas para as Devedoras; Creditors understand that the characteristics of the Debtors, notedly the (a) existence of a centralized management by the holding company Braskem, which is responsible for managing and administering the operations of all the entities of the Braskem Group (as defined below); (b) identity of the respective corporate ownership; (c) existence of centralized management, located in Brazil; (d) existence of cross-guarantees; and (e) coordinated operation in the petrochemical business, authorize the filing of a single Plan, on a substantive consolidation basis, pursuant to art. 69- J of the Brazilian Bankruptcy Law, thereby enabling the implementation of collective and coordinated solutions for the Debtors; L. Considerando que o montante total devido por cada uma das Devedoras, na Data do Protocolo da RE, incluindo o saldo devedor de principal, juros, penalidades contratuais e taxas, encontra-se descrito no Anexo C, e que as Devedoras pretendem reestruturar, de acordo com este Plano e nos termos do art. 43, do art. 163, § 1º, e do art. 163, § 3º, inciso II, da LFR, os Créditos Intercompany e todos os créditos financeiros quirografários contra as Devedoras relacionados ou resultantes dos Títulos Existentes, incluindo principal, juros, juros de mora (caso aplicável), bem como quaisquer outros créditos derivados ou resultantes da emissão, oferta e subscrição dos Títulos Existentes, e quaisquer outras obrigações das Devedoras que sejam regidas, estabelecidas ou que de qualquer outra forma derivem ou possam derivar dos documentos direta ou indiretamente relacionados aos Títulos Existentes (“Créditos Sujeitos”); L. Whereas the total amounts due from each of the Debtors as of the ER Filing Date, including amounts outstanding for principal, interest, contractual penalties, and fees, are described in Schedule C, and the Debtors intend to restructure, in accordance with this Plan and pursuant to Article 43, Article 163, paragraph 1, and Article 163, paragraph 3, item II, of the Brazilian Bankruptcy Law, the Intercompany Claims and all unsecured financial claims against the Debtors related to or arising from Existing Instruments, including principal, interest, default interest (as applicable), as well as any other claims derived or resulting from the issuance, offering and subscription of the Existing Instruments and other obligations of the Debtors that are governed, established or in any other form arise or may arise from the documents that are directly or indirectly related to the Existing Instruments (“Subject Claims”); M. Nesta data, o Plano conta com a assinatura dos Credores Signatários que, em conjunto, representam mais de 1/3 (um terço) dos Créditos Sujeitos, observado o previsto nos arts. 43 e 163, § 3º, inciso II, da LFR, e as Devedoras firmam o compromisso de, no prazo de 90 (noventa) dias contados da Data do Protocolo da RE, atingir o M. As of the date hereof, the Plan is executed by the Signatory Creditors that, collectively, hold more than 1/3 (one-third) of the Subject Claims, pursuant to Articles 43 and 163, paragraph 3, item II, of the Brazilian Bankruptcy Law, and the Debtors undertake, within ninety (90) days from the ER Filing Date, to reach the quorum provided Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 6 7 quórum previsto no caput do art. 163, por meio de adesão expressa (art. 163, § 7º da LFR) for in Article 163, caput, by means of express adhesion (Article 163, paragraph 7, of the Brazilian Bankruptcy Law); and N. Durante o Período de Inação (conforme definido na Cláusula 2.6): (i) as Devedoras e os Credores Sujeitos negociarão um aditivo de plano que será apresentado e substituirá, para todos os fins, o presente Plano ("Plano Atualizado"), seguindo os parâmetros de negociação, termos e condições previstos neste Plano e (ii) o Plano Atualizado deverá ser o documento submetido à (ii.a) apreciação dos Credores Sujeitos para fins de aprovação conforme quórum previsto no art. 163 da LFR e (ii.b) à homologação pelo Juízo da RE. N. During the Standstill Period (as defined in Section 2.6): (i) Debtors and Subject Creditors shall negotiate a plan amendment that shall be presented and shall replace, for all purposes, this Plan ("Updated Plan"), following the negotiation parameters, terms and conditions set forth in this Plan and (ii) the Updated Plan shall be the document submitted for (ii.a) review by the Subject Creditors for approval purposes in accordance with the quorum provided for in article 163 of the Brazilian Bankruptcy Law and (ii.b) approval by the ER Court. RESOLVEM as Devedoras e os Credores Signatários (doravante denominados “Partes” ou, individual e indistintamente, “Parte”), e por sua livre manifestação de vontade, celebrar o presente Plano a fim de implementar a reestruturação da dívida das Devedoras e assegurar a continuidade de suas atividades (“Recuperação Extrajudicial”). NOW, THEREFORE, the Debtors and the Signatory Creditors (herein referred to as “Parties” or individually and indistinctly, a “Party”), freely agree to execute this Plan in order to implement the debt restructuring related to the Debtors and to ensure that its businesses continue as a going concern (“Extrajudicial Restructuring”). 1. DEFINIÇÕES E REGRAS DE INTERPRETAÇÃO 1. DEFINITIONS AND RULES OF CONSTRUCTION 1.1. Definições. As seguintes palavras, expressões e abreviaturas iniciadas em letra maiúscula, no singular ou no plural, masculino ou feminino, utilizadas neste Plano, terão os significados atribuídos abaixo. 1.1. Definitions. The following capitalized words, expressions, and abbreviations, either in singular or plural, masculine or feminine, in this Plan, shall have the meanings attributed below. 1.1.1. “Acionistas Principais” significa cada um de (a) Shine I Fundo de Investimento em Participações de Responsabilidade Limitada, qualquer de suas Afiliadas (exceto qualquer entidade que faça parte do Grupo Braskem); e (b) Petróleo Brasileiro S.A. – Petrobras, ou qualquer de suas Afiliadas. 1.1.1. “Main Shareholders” means each of (a) Shine I Fundo de Investimento em Participações de Responsabilidade Limitada, any Affiliate thereof (other than any entity that is part of the Braskem Group); and (b) Petróleo Brasileiro S.A. – Petrobras, or any Affiliate thereof. 1.1.2. “Afiliada” significa com relação à Pessoa especificada, qualquer outra Pessoa que seja direta 1.1.2. “Affiliate” means, with respect to the specified Person, any other Person that is directly Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 7 8 ou indiretamente, uma Controlada ou sociedade sob Controle comum. or indirectly a Subsidiary or a company under common Control. 1.1.3. “Ativo Circulante” significa qualquer bem titularizado por qualquer das Devedoras que, conforme refletidos nas demonstrações financeiras mais recentes da Braskem S.A., em bases consolidadas, tenha, cumulativamente, prazo de realização inferior ao exercício social seguinte à data do respectivo balanço. 1.1.3. “Current Assets” means any assets owned by any Debtor which, as reflected in the most recent financial statements of Braskem S.A., on a consolidated basis, cumulatively, have a realization period shorter than the fiscal year following the date of the relevant balance sheet. 1.1.4. “Ativo Não Circulante” significa qualquer bem titularizado por qualquer das Devedoras que, conforme refletidos nas demonstrações financeiras mais recentes da Braskem S.A., em bases consolidadas, tenha, cumulativamente, prazo de realização superior ao exercício social seguinte à data do respectivo balanço. 1.1.4. “Non-Current Assets” means any assets owned by any Debtor which, as reflected in the most recent financial statements of Braskem S.A., on a consolidated basis, cumulatively, have a realization period longer than the fiscal year following the date of the relevant balance sheet. 1.1.5. “Bankruptcy Code dos EUA” significa o título 11 do United States Code, 11 U.S.C. §§ 101 e seguintes. 1.1.5. “U.S. Bankruptcy Code” means title 11 of the United States Code. 11 U.S.C. §§ 101 et seq. 1.1.6. “Braskem” tem o significado estabelecido no Preâmbulo. 1.1.6. “Braskem” has the meaning established in the Preamble. 1.1.7. “Braskem America” significa a Braskem America Inc.. 1.1.7. “Braskem America” means Braskem America Inc.. 1.1.8. “Braskem America Finance” tem o significado estabelecido no Preâmbulo. 1.1.8. “Braskem America Finance” has the meaning established in the Preamble. 1.1.9. “Braskem Idesa” tem o significado estabelecido na Cláusula 5.1. (xii). 1.1.9. “Braskem Idesa” has the meaning established in Section 5.1.(xii). 1.1.10. “Braskem Netherlands” tem o significado estabelecido no Preâmbulo. 1.1.10. “Braskem Netherlands” has the meaning established in the Preamble. 1.1.11. “Braskem Netherlands Inc.” tem o significado estabelecido no Preâmbulo. 1.1.11. “Braskem Netherlands Inc.” has the meaning established in the Preamble. 1.1.12. “BT&S” tem o significado estabelecido no Preâmbulo. 1.1.12. “BT&S” has the meaning established in the Preamble. 1.1.13. “Braskem Netherlands Finance” tem o significado estabelecido no Preâmbulo. 1.1.13. “Braskem Netherlands Finance” has the meaning established in the Preamble. Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 8 9 1.1.14. “Chapter 15” significa o procedimento do Chapter 15 do Bankruptcy Code dos EUA, conforme identificado no Considerando H. 1.1.14. “Chapter 15” means chapter 15 of the U.S. Bankruptcy Code, as identified in Recital H. 1.1.15. “Cláusulas Essenciais” significam as cláusulas 2.5.1; 2.6; 2.6.1; 2.7; 2.7.1; 2.10; 3.4; 3.5; 5.1; 5.2; 5.2.1; 5.4 e 6.4 deste Plano. 1.1.15. “Core Sections” means the Sections 2.5.1; 2.6; 2.6.1; 2.7; 2.7.1; 2.10; 3.4; 3.5; 5.1; 5.2; 5.2.1; 5.4 and 6.4 of this Plan. 1.1.16. “Código Civil Brasileiro” significa a Lei nº 10.406, de 10 de janeiro de 2002. 1.1.16. “Brazilian Civil Code” means Law No. 10,406 of January 10, 2002. 1.1.17. “Código de Processo Civil Brasileiro” significa a Lei nº 13.105, de 16 de março de 2015. 1.1.17. “Brazilian Code of Civil Procedure” means Law No. 13,105 of March 16, 2015. 1.1.18. “Controle”: significa, conforme previsto no artigo 116 da Lei das S.A., em relação a uma determinada pessoa, ou a pessoas que em conjunto, conforme aplicável, detenham (i) o poder de eleger a maioria da administração de forma permanente, bem como de determinar e conduzir as políticas e administração dessa pessoa; ou (ii) a propriedade direta ou indireta de pelo menos 50% (cinquenta por cento) mais 1 (uma) ação/quota do capital votante total dessa pessoa; em qualquer desses casos, por uma pessoa ou conjunto de pessoas vinculadas por acordo de voto ou sob Controle comum. 1.1.18. “Control” means, as provided for in article 116 of the Brazilian Corporations Law, with respect to a given Person, or Persons that, jointly, as applicable, hold, (i) the power to elect the majority of the administration of such Person on a continuous basis, as well as to determine and conduct the policies and administration of such Person; or (ii) the direct or indirect ownership of at least fifty percent (50%) plus 1 (one) share/quota of the total voting capital of such Person; in any of such cases, by a Person or group of Persons bound by a voting agreement or under common Control. 1.1.19. “Controlada” significa, em relação a qualquer Pessoa, qualquer outra Pessoa que esteja direta ou indiretamente sob Controle de tal Pessoa. Salvo disposição em contrário, todas as referências feitas neste documento a uma Controlada referem-se a uma Controlada da Braskem. 1.1.19. “Subsidiary” means, in respect of any Person, any other Person that is directly or indirectly Controlled by such Person. Unless otherwise specified, all references herein to a Subsidiary shall refer to a Subsidiary of Braskem. 1.1.20. “Corte Norte-Americana de Falências” tem o significado atribuído na Cláusula 2.8; 1.1.20. “U.S. Bankruptcy Court” has the meaning established in Section 2.8; 1.1.21. “Credores Aderentes” tem o significado estabelecido na Cláusula 2.4; 1.1.21. “Adhering Creditors” has the meaning established in Section 2.4; 1.1.22. “Créditos Intercompany” tem o significado atribuído no Considerando D; 1.1.22. “Intercompany Claims” has the meaning established in Recital D; Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 9 10 1.1.23. “Créditos Signatários” significa os Créditos Sujeitos de titularidade dos Credores Signatários; 1.1.23. “Signatory Claims” means the Subject Claims held by the Signatory Creditors; 1.1.24. “Créditos Sujeitos” tem o significado atribuído no Considerando K; 1.1.24. “Subject Claims” has the meaning established in Recital K; 1.1.25. “Credores Signatários” tem o significado estabelecido no Preâmbulo; 1.1.25. “Signatory Creditors” has the meaning established in the Preamble; 1.1.26. “Credores Sujeitos” significa os titulares de Créditos Sujeitos; 1.1.26. “Subject Creditors” means the holders of Subject Claims; 1.1.27. “Curso Ordinário dos Negócios” significa, com relação a qualquer Pessoa, atos consistentes em natureza, escopo e valor com a prática anterior da Pessoa, nos 12 (doze) meses anteriores à Data do Protocolo da RE; 1.1.27. “Ordinary Course of Business” means, with respect to any Person, acts consistent in nature, scope, and amount with such Person’s past practice during the twelve (12) months preceding the ER Filing Date; 1.1.28. “Data da Sentença de Homologação do Plano” significa a data em que for publicada, no Diário de Justiça Eletrônico do Estado de São Paulo (DJE), a decisão de homologação deste Plano proferida pelo Juízo da RE; 1.1.28. “ER Confirmation Order Date” means the date on which the order providing for the judicial confirmation of this Plan by the ER Court is published in the São Paulo State Court’s Official Gazette (DJE); 1.1.29. “Data de Assinatura” tem o significado estabelecido no Preâmbulo; 1.1.29. “Signing Date” has the meaning established in the Preamble; 1.1.30. “Data de Resolução do Plano” tem o significado atribuído na Cláusula 5.2; 1.1.30. “Plan Termination Date” has the meaning set forth in Section 5.2; 1.1.31. “Data do Protocolo da RE” significa a data em que a Recuperação Extrajudicial for protocolada perante o Juízo da RE; 1.1.31. “ER Filing Date” means the date on which the Extrajudicial Restructuring is filed before the ER Court; 1.1.32. “Decisões Chapter 15” significa a Decisão Norte-Americana de Reconhecimento da RE e a Decisão de Confirmação Chapter 15. Para que não restem dúvidas, as Decisões Chapter 15 podem constituir uma decisão só; 1.1.32. “Chapter 15 Orders” means the U.S. Recognition Order and the U.S. Enforcement Order. For the avoidance of doubt, the Chapter 15 Orders may constitute a single order; 1.1.33. “Decisão Norte-Americana de Reconhecimento da RE” tem o significado estabelecido na Cláusula 2.8; 1.1.33. “U.S. Recognition Order” has the meaning established in Section 2.8; Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 10 11 1.1.34. “Decisão de Confirmação Chapter 15” tem o significado atribuído na Cláusula 2.8; 1.1.34. “U.S. Enforcement Order” has the meaning established in Section 2.8; 1.1.35. “Devedoras” tem o significado estabelecido no Preâmbulo; 1.1.35. “Debtors” has the meaning established in the Preamble; 1.1.36. “Dias Corridos” significa qualquer dia, incluindo dias que não sejam Dias Úteis; 1.1.36. “Calendar Days” means any day, including days that are not Business Days; 1.1.37. “Dias Úteis” significa qualquer Dia Corrido, exceto dias em que os bancos comerciais estejam obrigados ou autorizados por lei a fechar na cidade de São Paulo, estado de São Paulo; na cidade de Nova Iorque, estado de Nova Iorque; ou na cidade de Londres, no Reino Unido; 1.1.37. “Business Day” means any Calendar Day, except for any day on which commercial banks are required or authorized by Law to close in the City of São Paulo, State of São Paulo; in the City of New York, State of New York; or in the city of London, in the United Kingdom; 1.1.38. “Documentos da Restruturação de Braskem Idesa” significa em conjunto, (i) o Plano do Chapter 11 protocolado pela Braskem Idesa e determinadas de suas afiliadas em 18 de agosto de 2026, em conexão com o Processo de Chapter 11 nº 26-90762 (CML), perante o Tribunal de Falências dos Estados Unidos para o Distrito Sul do Texas (o “Processo de Chapter 11 da Braskem Idesa”); (ii) o Acordo de Suporte à Reestruturação datado de 17 de agosto de 2026, celebrado em conexão com o Processo de Chapter 11 da Braskem Idesa e anexado como exibição ao Disclosure Statement protocolado em conexão com o Processo de Chapter 11 da Braskem Idesa (o “RSA da Braskem Idesa”); e (iii) qualquer outro contrato, documento ou instrumento que tenha sido ou que se pretenda celebrar ou firmar em conexão com, ou nos termos do, Processo de Chapter 11 da Braskem Idesa ou do RSA da Braskem Idesa, em cada caso dos itens (i) a (iii) (inclusive), conforme aditado, consolidado, suplementado ou de outra forma modificado nos termos de suas respectivas disposições. 1.1.38. “Braskem Idesa Restructuring Documents” means collectively, (i) the Chapter 11 Plan filed by Braskem Idesa and certain of its affiliates on August 18, 2026 in connection with the Chapter 11 Case No. 26-90762 (CML) at the United States Bankruptcy Court for the Southern District of Texas (the “Braskem Idesa Chapter 11 Case”); (ii) the Restructuring Support Agreement dated as of August 17, 2026, entered into in connection with Braskem Idesa Chapter 11 Case and attached as an exhibit to the Disclosure Statement filed in connection with the Braskem Idesa Chapter 11 Case (the “Braskem Idesa RSA”); and (iii) any other agreement, document or instrument that has been or is contemplated to be executed or entered into in connection with, or under, the Braskem Idesa Chapter 11 Case or the Braskem Idesa RSA, in each case of (i) through (iii) (inclusive), as may be amended, restated, supplemented or otherwise modified in accordance with the provisions therein. 1.1.39. “Dólares” ou “US$” significa dólares dos Estados Unidos da América; 1.1.39. “Dollars” or “US$” shall each mean United States dollars; 1.1.40. “Endividamento Financeiro” significa, com relação a qualquer Pessoa, obrigação ou 1.1.40. “Financial Indebtedness” means, with respect to any Person, a financial indebtedness Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 11 12 passivo financeiro assumido pela Pessoa, sob forma de (i) empréstimos, financiamentos, mútuos ou adiantamentos; (ii) emissão de títulos de dívida; e (iii) outras operações que, de acordo com as práticas contábeis aplicáveis, sejam tratadas como dívida financeira, excluídas, em qualquer caso, obrigações de arrendamento, Operações True Sale e as obrigações contraídas no Curso Ordinário dos Negócios dessa Pessoa, e derivativos (que não tenham fins especulativos). incurred by such Person through (i) loans, financings, intercompany loans or advances; (ii) issuance of debt securities; and (iii) other transactions that, in accordance with applicable accounting practices, are treated as financial indebtedness, excluding, in any case, leasing obligations, True Sale Transactions and indebtedness incurred in the Ordinary Course of Business of such Person, and derivatives (not for speculative purposes). 1.1.41. “Euros” ou “EUR” ou “€” significa a moeda oficial da Zona do Euro; 1.1.41. “Euros” or “EUR” or “€” shall each mean Eurozone official currency; 1.1.42. “Evento de Resolução” tem o significado atribuído na Cláusula 5.1; 1.1.42. “Termination Event” has the meaning set forth in Section 5.1; 1.1.43. “Grupo Braskem” significa coletivamente a Braskem e todas as sociedades direta e indiretamente Controladas pela Braskem, excluída Braskem Idesa S.A.P.I e suas Controladas; 1.1.43. “Braskem Group” means collectively Braskem, and all the entities directly and indirectly Controlled by Braskem, excluding Braskem Idesa S.A.P.I. and its Subsidiaries; 1.1.44. “Investimento Braskem Idesa” significa qualquer empréstimo, investimento, contribuição à Braskem Idesa, contemplada ou permitida por quaisquer Documentos da Reestruturação de Braskem Idesa. 1.1.44. “Braskem Idesa Investment” means any loan, investment, contribution to Braskem Idesa, contemplated or permitted by any Braskem Idesa Restructuring Documents. 1.1.45. “Juízo da RE” significa o juízo perante o qual a Recuperação Extrajudicial tramita; 1.1.45. “ER Court” means the court before which the Extrajudicial Restructuring is pending; 1.1.46. “Lei” ou “Lei Aplicável” significa qualquer lei federal, estadual ou municipal brasileira ou qualquer lei estrangeira (neste caso, lei escrita, a common law ou qualquer outra lei), constituição, tratado, convenção, portaria, código, regra, estatuto, decreto, regulamento, decisão, deliberação, instrução ou qualquer outra exigência editada, emitida, adotada, promulgada, posta em vigor ou aplicada por uma autoridade governamental brasileira ou estrangeira; 1.1.46. “Law” or “Applicable Law” means any Brazilian federal, state or municipal law or any foreign law (in this case, statutory, common or any other law), constitution, treaty, convention, ordinance, code, rule, statute, decree, regulation, ruling, deliberation, instruction or any other requirement edited, issued adopted, enacted, placed or applied by a Brazilian or foreign governmental entity; 1.1.47. “Lei das S.A.” significa a Lei nº 6.404, de 15 de dezembro de 1976; 1.1.47. “Brazilian Corporations Law” means Law no. 6,404 of December 15, 1976; Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 12 13 1.1.48. “LFR” significa a Lei nº 11.101, de 9 de fevereiro de 2005; 1.1.48. “Brazilian Bankruptcy Law” means Law no. 11,101 of February 9, 2005; 1.1.49. “Métricas Mínimas” tem o significado estabelecido na Cláusula 2.6; 1.1.49. “Minimum Metrics” shall have the meaning ascribed to it in Section 2.6; 1.1.50. “Notas 2041” significa as 7.125% Notes due 2041 emitidas pela Braskem America Finance; 1.1.50. “2041 Notes” means that certain 7.125% Notes due 2041 issued by Braskem America Finance; 1.1.51. “Ônus” significa penhor, hipoteca, qualquer outra garantia real, garantia fiduciária, venda condicional, reserva de domínio ou contrato similar; 1.1.51. “Lien” means pledge, mortgage, security interest, fiduciary collateral, conditional sale or other title retention agreement or other similar agreement; 1.1.52. “Operação de Suporte de Acionista” significa a potencial operação contendo os termos divulgados aos Credores Signatários em 22 de agosto de 2026, para a compra e venda de insumos a prazo, a ser celebrada em condições comutativas e garantida por Ativos Circulantes das Devedoras e direitos creditórios decorrentes de litígios de titularidade das Devedoras; 1.1.52. “Shareholder Support Transaction” means the potential transaction having the terms disclosed to the Signatory Creditors on August 22, 2026, providing for the purchase and sale transactions of supplies on credit, to be executed under commutative conditions and secured by Current Assets of the Debtors and credit rights arising from legal claims owned by the Debtors; 1.1.53. “Operação True Sale” significa qualquer operação de venda, transferência, cessão ou desconto de recebível celebrada por uma ou mais Devedoras para financiar a necessidade de capital de giro do Grupo Braskem. 1.1.53. “True Sale Transaction” means any transaction for the sale, transfer, assignment or discount of receivables entered into by one or more Debtors to fund the working capital needs of the Braskem Group. 1.1.54. “Parâmetros para Negociação” tem o significado estabelecido na Cláusula 2.6; 1.1.54. “Negotiation Parameters” has the meaning established in Section 2.6; 1.1.55. “Período de Relief” tem o significado estabelecido na Cláusula 2.6; 1.1.55. “Relief Period” has the meaning established in Section 2.6; 1.1.56. “Período de Inação” tem o significado estabelecido na Cláusula 2.6; 1.1.56. “Standstill Period” has the meaning established in Section 2.6; 1.1.57. “Partes” ou “Parte” têm o significado estabelecido no Preâmbulo; 1.1.57. “Parties” or “Party” have the meaning established in the Preamble; 1.1.58. “Pessoa” significa qualquer indivíduo, sociedade, incluindo sociedades anônimas e de responsabilidade limitada, sociedades em parceria, joint venture, trust, associação, fundação, 1.1.58. “Person” means any individual, corporation, including joint-stock and limited companies, partnership, joint venture, trust, association, foundation, organization, Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 13 14 organização, entidade governamental ou outra entidade de qualquer tipo ou natureza; governmental entity or another entity of any kind or nature; 1.1.59. “Pessoa Vinculada” significa qualquer Afiliada ou qualquer outra Pessoa que atue ou possa atuar por instrução ou influência de um determinado Credor Sujeito; 1.1.59. “Related Person” means any Affiliate or any other Person that acts or may act on the instructions or under the influence of a particular Subject Creditor; 1.1.60. “Plano” tem o significado estabelecido no Preâmbulo; 1.1.60. “Plan” has the meaning established in the Preamble; 1.1.61. “Protocolo de Negociações” significa o protocolo, acordado entre as Devedoras, Acionistas Principais e Credores Signatários, para regular o acesso a informações sobre as Devedoras, o cronograma de reuniões entre as Devedoras, os Acionistas Principais, os Credores Signatários do Protocolo de Negociações e seus respectivos assessores e representantes para as negociações sobre o Plano Atualizado, incluindo o cronograma contendo os prazos para (a) a submissão de proposta pelas Devedoras contendo os principais termos e condições comerciais para o Plano Atualizado, observados os Parâmetros para Negociação; (b) a apresentação de um plano de negócios atualizado; (c) alcançar um acordo principiológico entre Devedoras, Acionistas Principais e Credores Signatários sobre os termos e condições comerciais do Plano Atualizado; e (d) a celebração do Plano Atualizado pelas Devedoras e por Credores Sujeitos que representem ao menos a maioria dos Créditos Sujeitos. O Protocolo de Negociações é um Anexo a este Plano (Anexo 1.1.61); 1.1.61. “Negotiation Framework” means the framework, agreed by the Debtors, the Main Shareholders and Signatory Creditors, to govern access to information regarding the Debtors, the schedule of meetings among the Debtors, the Main Shareholders, the Signatory Creditors party to the Negotiation Framework and their respective advisors and representatives for purposes of negotiating the Updated Plan, including the timetable setting forth the deadlines for (a) the submission by the Debtors of a proposal containing the principal commercial terms and conditions of the Updated Plan, subject to the Negotiation Parameters; (b) the presentation of an updated business plan; (c) reaching an agreement in principle among Debtors, Main Shareholders and Signatory Creditors regarding the commercial terms and conditions of the Updated Plan; and (d) the execution of the Updated Plan by the Debtors and Subject Creditors representing at least a majority of the Subject Claims. For all purposes, the Negotiation Framework is a Schedule to this Plan (Schedule 1.1.61); 1.1.62. “Plano Atualizado” tem o significado estabelecido na Cláusula 2.6; 1.1.62. “Updated Plan” has the meaning established in Section 2.6; 1.1.63. “Real”, “Reais” ou “R$” significa a moeda oficial do Brasil; 1.1.63. “Real”, “Reais” or “R$” means the legal currency of Brazil; 1.1.64. “Recuperação Extrajudicial” tem o significado estabelecido no Preâmbulo; 1.1.64. “Extrajudicial Restructuring” has the meaning established in the Preamble; Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 14 15 1.1.65. “Sentença de Homologação do Plano” significa a decisão de homologação do Plano proferida pelo Juízo da RE; 1.1.65. “ER Confirmation Order” means the judicial decision confirming this Plan issued by the ER Court; 1.1.66. “Termo de Adesão” tem o significado atribuído na Cláusula 2.4; 1.1.66. “Adhesion Form” has the meaning established in Section 2.4; 1.1.67. “Títulos Existentes” tem o significado atribuído no Considerando C; 1.1.67. “Existing Instruments” has the meaning established in Recital C. 1.1.68. “WHOA” significa o Wet Homologatie Onderhands Akkoord previsto na legislação dos Países Baixos. 1.1.68. “WHOA” means the Wet Homologatie Onderhands Akkoord provided for under the laws of the Netherlands. 1.2. Regras de Interpretação. 1.2. Rules of Construction. 1.2.1. Títulos e Cabeçalhos. Os títulos e cabeçalhos das Cláusulas deste Plano existem simplesmente para fins de referência, e não devem ser utilizados para interpretação ou análise das disposições deste instrumento. 1.2.1. Titles and Headings. The titles and headings of the Sections set forth in this Plan are for reference purposes only and shall not be used to construe or interpret the provisions hereof. 1.2.2. Cláusulas e Anexos. Todas as referências neste Plano a capítulos, cláusulas, itens, preâmbulo e anexos devem ser considerados referências aos capítulos, cláusulas, itens, preâmbulo e anexos deste Plano, a menos que o contexto exija de outro modo. Os Anexos são, para todos os fins, partes integrantes do Plano. 1.2.2. Sections and Schedules. All references in this Plan to chapters, sections, items, preamble and schedules shall be considered references to the chapters, sections, items, preamble and schedules of this Plan, unless the context requires otherwise. The Schedules are, for all purposes, integral parts of the Plan. 1.2.3. Inclusive. Os termos “incluindo”, “inclusive” e “incluído”, bem como termos semelhantes, devem ser interpretados como se estivessem acompanhados das expressões “mas não limitados a” e “entre outros”. 1.2.3. Inclusive. The terms “including”, “inclusive” and “included”, as well as similar terms, shall be construed as if accompanied by the expressions “but not limited to” and “among others”. 1.2.4. Alterações. Quaisquer referências a documentos ou instrumentos devem ser consideradas como incluindo todas as respectivas alterações ou substituições, a menos que de outro modo expressamente previsto ou de outra forma requerida pelo contexto. 1.2.4. Amendments. Any references to any documents or instruments shall be considered to include all of the respective amendments or replacements, unless otherwise expressly set forth or required by the context. 1.2.5. Disposições Legais. Todas as referências a disposições legais e a Leis devem ser interpretadas como referências a essas disposições legais e Leis 1.2.5. Legal Provisions. All references to legal provisions and Laws must be interpreted as references to these legal provisions and Laws as in Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 15 16 tais como vigentes nesta data ou em data que seja especificamente determinada pelo contexto; effect on the date hereof or on the date specifically determined by the context. 1.2.6. Sucessores. Todas as referências a qualquer Pessoa devem incluir seus respectivos sucessores e cessionários autorizados, independentemente do tipo de sucessão envolvida. 1.2.6. Successors. All references to any Person shall include its respective successors and permitted assignees, regardless of the type of succession involved. 1.2.7. Prazos. Todos os termos e prazos previstos neste Plano serão contados na forma prevista no Código Civil Brasileiro, desconsiderando-se o dia de início e incluindo-se o dia em que o prazo é alcançado. Quaisquer termos e prazos referidos neste Plano (contados em Dias Úteis ou não), cujo termo final caia em um dia em que não seja Dia Útil, serão automaticamente prorrogados para o primeiro Dia Útil imediatamente posterior. 1.2.7. Deadlines. All terms and deadlines set forth in this Plan shall be counted as provided for in the Brazilian Civil Code, disregarding the immediate first day and including the day on which the deadline is reached. All terms and deadlines referred to in this Plan (whether counted in Business Days or not), in which the final day of the deadline corresponds to a day that is not a Business Day shall be automatically extended to the first following Business Day. 1.2.8. Conflito. Exceto com relação ao Protocolo de Negociação (que prevalecerá em relação ao Plano), em caso de conflito entre este Plano e os seus Anexos, o Plano prevalecerá. 1.2.8. Conflict. Except with respect to the Negotiation Framework (which shall prevail over the Plan), in case of conflict between this Plan and its Schedules, the Plan shall prevail. 2. CONDIÇÕES GERAIS DA RECUPERAÇÃO EXTRAJUDICIAL 2. GENERAL TERMS OF THE EXTRAJUDICIAL RESTRUCTURING 2.1. Objetivo do Plano. Este Plano estabelece os termos e condições da Recuperação Extrajudicial e tem como objetivo reestruturar os Créditos Sujeitos, mediante (i) um período de suspensão da exigibilidade e das obrigações de pagamento, viabilizando a estabilidade necessária para desenvolvimento das tratativas; e (ii) apresentação de um Plano Atualizado para homologação pelo Juízo da RE, em benefício dos Credores Sujeitos, das Devedoras e de todos os stakeholders das Devedoras. Tal objetivo será atingido por meio da novação dos Créditos Sujeitos, nos termos e condições a serem definidas no Plano Atualizado a ser apresentado para homologação pelo Juízo da RE. 2.1. Purpose of the Plan. This Plan sets forth the terms and conditions of the Extrajudicial Restructuring and is intended to restructure the Subject Claims, through (i) a standstill period with respect to enforceability and payment obligations, allowing that negotiations develop in a stable environment; and (ii) the submission of an Updated Plan for confirmation by the ER Court, for the benefit of the Subject Creditors, the Debtors’ and all of the Debtors’ stakeholders. This purpose shall be achieved by the novation (novação) of the Subject Claims, subject to the terms and conditions to be established in the Updated Plan to be submitted for confirmation by the ER Court. Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 16 17 2.2. Créditos Sujeitos. Os termos e condições deste Plano aplicam-se ao montante total dos Créditos Sujeitos, os quais serão reestruturados nos termos do Plano Atualizado, em virtude de sua espécie, natureza e condições de pagamento e amortização semelhantes, cujos montantes agregados correspondem ao valor total descrito no Anexo C, conforme atualizado até a Data do Protocolo da RE. 2.2. Subject Claims. The terms and conditions of this Plan apply to the total amount of Subject Claims which will be restructured in accordance with the terms of the Updated Plan, due to their similar type, nature and payment and amortization conditions, in the total amounts described in Schedule C, as updated up to the ER Filing Date. 2.3. Credores Signatários. O presente Plano, desde a Data de Assinatura, conta com a adesão referente a Credores Signatários que representam montante superior a 1/3 (um terço) do valor total dos Créditos Sujeitos, observado o previsto no art. 43 e 163, § 3º, inciso II, da LFR, conforme listados nos Anexos A e C, nos termos do art. 163, § 7º, da LFR. 2.3. Signatory Creditors. This Plan, as from the Signing Date, has the express adherence in respect to Signatory Creditors that represent an amount exceeding 1/3 (one-third) of the total value of the Subject Claims, pursuant to Articles 43 and 163, paragraph 3, inc. II, of the Brazilian Bankruptcy Law, as listed in Schedules A and C, pursuant to Article 163, paragraph 7, of the Brazilian Bankruptcy Law. 2.4. Credores Aderentes. Todos os Credores Sujeitos que não são Credores Signatários poderão aderir aos termos e condições estabelecidos neste Plano, de forma expressa, por sua livre manifestação de vontade, até a Data da Sentença de Homologação do Plano, desde que manifestem sua intenção de aderir ao Plano por escrito, na forma do modelo de termo de adesão e de declaração de propriedade constantes dos Anexos 2.4 e 2.4.1 (o “Termo de Adesão”) ou outra correspondência escrita de conteúdo substancialmente similar (um “Credor Aderente” e, coletivamente, os “Credores Aderentes”). 2.4. Adhering Creditors. All Subject Creditors that are not Signatory Creditors may adhere to the terms and conditions set forth in this Plan, expressly, by their free expression of will, prior to the ER Confirmation Order Date, provided that, by doing so, they expressly confirm their intention to adhere to the Plan in writing, in accordance with the adhesion form and the form of certificate of holder attached hereto in Schedule 2.4 and 2.4.1 (the “Adhesion Form”) or another written correspondence of substantially similar content (each an “Adhering Creditor” and, collectively, the “Adhering Creditors”). 2.4.1. Os Credores Sujeitos que não são Credores Signatários, mas que desejarem aderir aos seus termos e condições deverão apresentar: (i) o Termo de Adesão; (ii) documentos que comprovem a titularidade de seus Créditos Sujeitos; e (iii) qualquer outro documento que possa ser exigido pelo Juízo da RE, conforme definido abaixo, na análise da adesão dos Credores Sujeitos. 2.4.1. The Subject Creditors that are not Signatory Creditors but wish to adhere to its terms and conditions, must submit: (i) the Adhesion Form; (ii) documents that certify the property of their Subject Claims; and (iii) any other document that may be required by the ER Court, as defined below, in the analysis of the adhesion of Subject Creditors. Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 17 18 2.5. Vinculação ao Plano. Este Plano, seus Anexos, e todos os termos e condições, bem como todos os atos praticados pelas Partes será válido e vinculante a partir (i) da Data de Assinatura, para as Devedoras e todos os Credores Signatários; e (ii) para os Credores Aderentes, da data em que cada Credor Aderente apresentar seu respectivo Termo de Adesão ao Juízo da RE nos termos da Cláusula 2.4 , sendo certo que todos os Credores Sujeitos, independentemente de terem subscrito o Plano ou não, estarão sujeitos ao disposto nos arts. 6º e 163, §§ 7º e 8º, da LFR. 2.5. Enforceability of the Plan. This Plan, its Schedules, and all of its terms and conditions, as well as all acts performed by the Parties hereto, shall be valid and binding as of (i) the Signing Date, for the Debtors and all Signatory Creditors; (ii) for each Adhering Creditor, the date it submits its respective Adhesion Form before the ER Court in accordance with Section 2.4, provided that all Subject Creditors, regardless of having adhered to the Plan or not, shall be subject to the Articles 6 and 163, paragraphs 7 and 8, of the Brazilian Bankruptcy Law. 2.5.1. A assinatura deste Plano ou a entrega de um Termo de Adesão pelos Credores Signatários ou Credores Aderentes não implica consentimento, aceitação ou vinculação por parte das Devedoras, dos Acionistas Principais ou de qualquer Credor Sujeito aos termos do Plano Atualizado. Cada Credor Sujeito (incluindo qualquer Credor Signatário ou Credor Aderente) deverá, de forma independente, analisar as disposições do Plano Atualizado e, caso esteja de acordo com todos os seus termos, apresentar nova manifestação expressa de aceitação, independentemente de já ter assinado ou aderido a este Plano. Nenhum Credor Sujeito será considerado como tendo aceitado, nem estará obrigado a aceitar, o Plano Atualizado na ausência de manifestação expressa de aceitação nesse sentido, mantendo o direito de não apoiar qualquer Plano Atualizado, sem qualquer obrigação de apresentar justificativa para tanto, observado o disposto na Cláusula 2.5. 2.5.1. The execution of this Plan or the delivery of an Adhesion Form by the Signatory Creditors or Adhering Creditors does not imply consent, acceptance, or binding subjection by the Debtors, the Main Shareholders or any Subject Creditor to the terms of the Updated Plan. Each Subject Creditor (including any Signatory Creditor or Adhering Creditor) shall independently analyze the provisions of the Updated Plan and, if such Subject Creditor agrees to all its terms, submit a new express manifestation of acceptance, regardless of whether they have already executed or adhered to this Plan. No Subject Creditor shall be deemed or required to accept the Updated Plan absent an express manifestation of acceptance therefore, and each Signatory Creditor and Adhering Creditor retains the absolute right not to support any Updated Plan, without any obligation to provide justification, subject to Section 2.5. 2.6. Meios de Reestruturação. Este Plano, na forma do art. 163 da LFR, estabelece (i) a suspensão da exigibilidade e dos vencimentos dos Créditos Sujeitos pelo período de 90 (noventa) dias contados da Data do Pedido da RE ou até a Data de Resolução do Plano – o que ocorrer primeiro –, a fim de permitir a continuidade das negociações de boa-fé relativas à estrutura de dívidas do Grupo 2.6. Restructuring Means. This Plan, pursuant to Article 163 of the Brazilian Bankruptcy Law, establishes (i) the suspension of the enforceability and maturity of the Subject Claims for a period of 90 (ninety) days counted from the ER Filing Date or up to the occurrence of the Plan Termination Date – which occurs first –, in order to allow the continuity of the negotiations in good faith relating Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 18 19 Braskem (“Período de Inação”); e (ii) as condições para preparação, negociação e posterior aprovação, pelas Devedoras (observadas as aprovações necessárias no âmbito de sua governança corporativa) e por Credores Sujeitos que representem ao menos a maioria dos Créditos Sujeitos, de um plano de recuperação extrajudicial atualizado (“Plano Atualizado”), que deverá basear-se nos princípios da divisão de sacrifícios entre todas as partes interessadas relevantes, inclusive credores, Devedoras e Acionistas Principais, e em uma estrutura de capital e balanço patrimonial sustentável das Devedoras, observados os seguintes parâmetros (“Parâmetros para Negociação”): (a) o estabelecimento de um período inicial razoável necessário para que as Devedoras alcancem sua reestruturação operacional e atendam às suas necessidades de capital e liquidez (“Período de Relief”); (b) durante o Período de Relief, um aditamento e prorrogação das obrigações e vencimentos incorporados pelos Títulos Existentes, que, dentre outros temas, (b.1) deverá prever prorrogações de vencimento e pagamento em espécie (payment-in-kind) de juros por períodos a serem acordados no Plano Atualizado, considerando as necessidades de liquidez das Devedoras, (b.2) deverá prever a compensação dos Credores Sujeitos pela concessão de tais prorrogações, inclusive por meio de aprimoramento nas condições econômicas e de crédito dos Títulos Existentes, assim como obrigações de fiscalização e acompanhamento a serem negociadas; e (b.3) poderá prever o fornecimento, pelos Acionistas Principais, de suporte de liquidez em benefício das Devedoras durante o Período de Relief, se necessário, e sujeito aos parâmetros a serem to the debt structure of the Braskem Group (the “Standstill Period”); and (ii) the conditions for preparing, negotiating and obtaining future approval, by the Debtors (subject to the necessary approvals within their corporate governance framework) and by Subject Creditors representing at least the majority of the Subject Claims, of an updated extrajudicial reorganization plan (“Updated Plan”), which shall be based on principles of burden sharing among all the relevant stakeholders, including creditors, Debtors and Main Shareholders, and a sustainable capital structure and balance sheet of the Debtors, and would include the following parameters (“Negotiation Parameters”): (a) an initial reasonable period necessary for the Debtors to achieve their operational turnaround and address their capital and liquidity needs (the “Relief Period”); (b) during the Relief Period, an amendment and extension of the obligations and maturities under the Existing Instruments, which, among other things, (b.1) shall include maturity extensions and interest payment-in-kind relief for periods to be agreed in the Updated Plan considering the Debtors’ liquidity needs, (b.2) shall include compensation to Subject Creditors for providing such extensions and relief, including through economics and credit enhancements of the Existing Instruments, as well as reporting and oversight to be agreed; and (b.3) may include the provision by the Main Shareholders of liquidity support for the benefit of the Debtors throughout the Relief Period, if needed, and subject to such parameters to be negotiated by the Debtors, the Main Shareholders and the Signatory Creditors in connection with the Updated Plan. It is the expectation of the Signatory Creditors Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 19 20 negociados entre as Devedoras, os Acionistas Principais e os Credores Signatários no âmbito do Plano Atualizado. É a expectativa dos Credores Signatários que tal suporte de liquidez seja subordinado aos créditos consubstanciados nos Títulos Existentes e àqueles resultantes da sua restruturação, observado que os direitos das partes são reservados na forma da Cláusula 2.6.1 e das limitações que possam existir nos termos da legislação aplicável; (c) o estabelecimento, no Plano Atualizado e observado o disposto na Cláusula 2.6.1, das condições de reestruturação de longo prazo, as quais preverão uma combinação dos seguintes termos: (c.1) novos termos e condições de pagamento dos Créditos Sujeitos; (c.2) um compromisso das Acionistas Principais ou de terceiros (desde que acordado entre as Devedoras, os Acionistas Principais e os Credores Signatários) de aportar ou garantir (backstop) capital (equity capital) às Devedoras ao final do Período de Relief ou outra data acordada entre as Devedoras, os Acionistas Principais e os Credores Signatários, de forma a assegurar que as Devedoras atendam a determinados indicadores financeiros a serem acordados (as “Métricas Mínimas”), caso as devedoras não sejam, de outra forma, capazes de atender a tais Métricas Mínimas; e (c.3) ao final do Período de Relief ou outra data a ser negociada entre as Devedoras, os Acionistas Principais e os Credores Signatários, a potencial capitalização de parte dos Créditos Sujeitos; e (d) na determinação da necessidade e/ou tamanho de suporte de liquidez dos Acionistas Principais ora descritos durante that such liquidity support will be provided on a basis that is junior to the underlying claims of the Existing Instruments and any take-back instrument that arises from the relevant underlying claims, and provided that the rights of all parties are reserved pursuant to Section 2.6.1 and limitations that may exist under applicable law; (c) the establishment in the Updated Plan and subject to Section 2.6.1, of the long-term restructuring conditions, that will provide for a combination of the following: (c.1) the new terms and conditions of the payment of the Subject Claims; (c.2) a commitment by the Main Shareholders or third parties (to the extent agreed by the Debtors, the Main Shareholders and the Signatory Creditors) to contribute or backstop equity capital to the Debtors at the end of the Relief Period or such other date to be agreed by the Debtors, the Main Shareholders and the Signatory Creditors to ensure that the Debtors meet certain financial metrics to be agreed (the “Minimum Metrics”), if the Debtors would not otherwise be able to meet such Minimum Metrics; and (c.3) at the end of the Relief Period or other date as agreed to by the Debtors, the Main Shareholders and the Signatory Creditors, the potential equitization of part of the Subject Claims; and (d) in determining the need and/or size of liquidity support from the Main Shareholders described herein, both during and after the Relief Period, shall take into account the current and pro forma effect to the Debtors resulting from non-ordinary course investments, financings and other transactions related thereto (including deferred put/call obligations) involving related parties that are not Debtors. Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 20 21 ou após o Período de Relief, serão considerados os efeitos atuais e projetados (pro forma) sobre as Devedoras decorrentes de investimentos, financiamentos realizadas fora do curso normal dos negócios, bem como de quaisquer operações a elas relacionadas (incluindo obrigações diferidas de put/call) envolvendo partes relacionadas que não sejam Devedoras. 2.6.1. Os termos e condições das Métricas Mínimas, de pagamento, estrutura jurídica, forma, momento e mecânica de suporte de liquidez, contribuições de capital e conversão em capital serão negociados de boa-fé no Plano Atualizado, com base nos Parâmetros para Negociação, em termos a serem negociados e aceitáveis para as Acionistas Principais, as Devedoras e Credores Signatários, incluindo os montantes, a estrutura e o cronograma dos compromissos de aporte de capital próprio dos Acionistas Principais e os parâmetros de conversão (se houver) de dívida em capital. 2.6.1. The terms and conditions of the Minimum Metrics, payment, legal structure, form, timing and mechanics of liquidity support, capital contributions and equity conversion shall be negotiated in good faith in the Updated Plan, on the basis of the Negotiation Parameters, to be negotiated and acceptable to the Main Shareholders, the Debtors and Signatory Creditors, including the amounts, structure and timeline of the Main Shareholders’ equity capital commitments and the parameters for the conversion (if any) of debt into capital. 2.7. Durante o Período de Inação e observado o cronograma e demais obrigações estabelecidas no Protocolo de Negociações, as Partes obrigam-se a (i) analisar a situação financeira e necessidades operacionais do Grupo Braskem com o objetivo de estabelecer, de comum acordo com as Devedoras e os Acionistas Principais, os parâmetros gerais para solucionar a estrutura de capital do Grupo Braskem; e (ii) negociar de boa-fé os termos da reestruturação dos Créditos Sujeitos, incluindo novos montantes, juros, vencimentos e demais condições e encargos que respeitem a capacidade de geração de caixa das Devedoras e promovam uma estrutura de capital e balanço patrimonial sustentável para as Devedoras, observados os Parâmetros para Negociação. 2.7. During the Standstill Period and subject to the timetable and other obligations set forth in the Negotiation Framework, the Parties undertake to (i) assess the financial condition and operational needs of the Braskem Group with the objective of mutually agreeing with the Debtors and the Main Shareholders on the general parameters for addressing the capital structure of the Braskem Group; and (ii) negotiate in good faith the terms of the restructuring of the Subject Claims, including new principal amounts, interest, maturities and other terms and charges that are consistent with the Debtors’ cash generation capacity and promote a sustainable capital structure and balance sheet for the Debtors, subject to the Negotiation Parameters. Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 21 22 2.7.1. Direito de Consentimento dos Acionistas Principais. Nenhuma proposta formulada, deliberação adotada sobre propostas feitas pelas Devedoras ou acordo atingido pelas Devedoras e pelos Credores Signatários do Protocolo de Negociações em relação a aspectos que afetem diretamente os Acionistas Principais (incluindo, mas não se limitando, compromissos, forma e estrutura de aportes de capital, níveis e parâmetros de diluição e condições para a conversão de dívida em capital) será vinculante e oponível aos Acionistas Principais exceto se consentidos expressamente e por escrito pelos Acionistas Principais conforme suas regras de governança corporativa aplicáveis. 2.7.1. Main Shareholders’ Consent Right. No proposal made, resolution adopted in respect of proposals made by the Debtors, or agreement reached by the Debtors and the Signatory Creditors party to the Negotiation Framework in relation to matters that directly affect the Main Shareholders (including, without limitation, commitments, the form and structure of capital contributions, dilution levels and parameters, and the terms and conditions for the conversion of debt into equity) shall be binding upon or enforceable against the Main Shareholders unless expressly consented to in writing by the Main Shareholders in accordance with their applicable corporate governance rules. 2.7.2. Participação dos Acionistas Principais nas Negociações. Durante o Período de Inação e em conformidade com o Protocolo de Negociações, os Acionistas Principais comprometem-se a participar ativamente e de boa-fé das negociações relativas ao Plano Atualizado, incluindo comparecer às reuniões previstas no Protocolo de Negociações e fornecer tempestivamente as informações razoavelmente solicitadas pelos Credores Signatários no contexto dessas negociações. 2.7.2. Main Shareholders’ Participation in Negotiations. During the Standstill Period and in accordance with the Negotiation Framework, the Main Shareholders undertake to participate actively and in good faith in the negotiations relating to the Updated Plan, including by attending the meetings contemplated in the Negotiation Framework and timely providing information reasonably requested by the Signatory Creditors in connection with such negotiations. 2.7.3. Aprovações. Uma vez apresentado o Plano Atualizado pelas Devedoras (o qual deverá ter sido previamente aprovado pelas instâncias de governança corporativa das Devedoras aplicáveis), os Credores Sujeitos deverão analisar suas disposições e apresentar sua adesão ou manifestação de rejeição ao Plano Atualizado. 2.7.3. Approvals. Once the Updated Plan has been submitted by the Debtors (which shall have been previously approved by the applicable corporate governance bodies of the Debtors), the Subject Creditors shall review its provisions and submit their adherence to, or rejection of, the Updated Plan. 2.8. Implementação do Plano no Exterior. Observado o disposto na Cláusula 2.8.1, após a submissão deste Plano perante o Juízo da RE, independentemente de qualquer ato ou autorização dos Credores Sujeitos, as Devedoras, de boa-fé e de maneira consistente com este Plano, poderão adotar todas as medidas necessárias para obter decisão para implementar o Plano (e qualquer Plano Atualizado subsequente) e conceder assistência adicional para continuidade do 2.8. Implementation of the Plan Abroad. Subject to Section 2.8.1, following submission of this Plan before the ER Court, regardless of any act or authorization of the Subject Creditors, the Debtors may, in good faith and consistent with this Plan, adopt all necessary measures to obtain orders enforcing the Plan (and any subsequent Updated Plan) and granting additional assistance through the continuation of the Chapter 15 proceeding, through one or more orders from the United States Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 22 23 procedimento de Chapter 15, por meio de uma ou mais decisões do Tribunal de Falências dos Estados Unidos do Distrito Sul de Nova York (a “Corte Norte-Americana de Falências”), incluindo, entre outros remédios, (i) reconhecimento da Recuperação Extrajudicial como processo estrangeiro principal ou não principal para quaisquer das Devedoras, nos termos do Bankruptcy Code dos EUA (a “Decisão Norte-Americana de Reconhecimento da RE”); (ii) reconhecimento, aplicação e concessão de pleno vigor e eficácia ao Plano Atualizado dentro da jurisdição dos Estados Unidos da América (a “Decisão de Confirmação Chapter 15”); e (iii) autorização e direcionamento das respectivas partes a tomarem todas e quaisquer medidas necessárias para dar eficácia aos termos do Plano Atualizado, conforme homologado pelo Juízo da RE. As Devedoras também poderão iniciar e/ou dar prosseguimento a outros procedimentos judiciais, extrajudiciais ou administrativos, relacionados ou não à insolvência, em quaisquer outras jurisdições que não a República Federativa do Brasil em apoio de e/ou conforme necessário para a implementação do processo de Recuperação Extrajudicial, e desde que os procedimentos iniciados no exterior não alterem os termos e condições deste Plano, que seguirá independentemente do processo de reconhecimento ou paralelo em trâmite perante outra jurisdição que não o Brasil. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”), including, among other relief, (i) recognizing the Extrajudicial Restructuring as a foreign main or nonmain proceeding of any of the Debtors under the U.S. Bankruptcy Code (the “U.S. Recognition Order”); (ii) recognizing, enforcing and giving full force and effect to the Updated Plan within the territorial jurisdiction of the United States of America (the “U.S. Enforcement Order”); and (iii) authorizing and directing the relevant parties to take any and all actions necessary to give effect to the terms of the Updated Plan, as confirmed by the ER Court. The Debtors may also initiate and/or proceed with other judicial procedures, extrajudicial or administrative proceedings, whether related to insolvency or otherwise, in any other jurisdictions other than the Federative Republic of Brazil in support of and/or in furtherance of the implementation of the Extrajudicial Restructuring proceedings; provided that the proceedings initiated abroad shall not change the terms and conditions of this Plan, which shall follow regardless of the recognition or parallel process in progress before a jurisdiction other than Brazil. 2.8.1. Os Credores Signatários reservam plenamente todos os direitos, e não renunciam a nenhum, em relação à reestruturação da Braskem Idesa e transações relacionadas. 2.8.1. The Signatory Creditors fully reserve all rights, and waive none, in relation to Braskem Idesa restructuring and related transactions. 2.9. Manutenção das Obrigações Excluídas e Curso Ordinário dos Negócios. Nada neste Plano deverá ser interpretado para afetar, restringir ou de qualquer forma obstar obrigações assumidas pelas Devedoras com seus clientes e fornecedores, inclusive os Acionistas Principais (e eventuais Afiliadas dos Acionistas Principais), e prestadores 2.9. Maintenance of Excluded Obligations and Ordinary Course of Business. Nothing in this Plan shall be interpreted as to affect, restrain or in any form prohibit obligations undertaken by the Debtors with its clients and suppliers, including the Main Shareholders (and any Affiliates of the Main Shareholders) and current Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 23 24 de serviços operacionais e correntes, bem como com outras contrapartes que não sejam titulares de Créditos Sujeitos, observado, contudo, que todas essas obrigações e operações permanecerão sujeitas às restrições, obrigações e limitações previstas neste Plano, incluindo, sem limitação, aquelas constantes das Cláusulas 3.5 e 5.1. As Devedoras também deverão continuar operando regularmente no Curso Ordinário dos Negócios, observadas, em qualquer caso, todas as restrições, obrigações e limitações previstas neste Plano, em especial aquelas constantes das Cláusulas 3.5 e 5.1. operational service providers, as well as other counterparties that are not holders of Subject Claims, subject, in any event, to all restrictions, obligations and limitations set forth in this Plan, in particular those under Sections 3.5 and 5.1. The Debtors shall also continue operating regularly in the Ordinary Course of Business, subject, in any event, to all restrictions, obligations and limitations set forth in this Plan, in particular those under Sections 3.5 and 5.1. 2.10. Reserva e Preservação de Direitos. Até a integral implementação do Plano Atualizado ou verificação da Data de Resolução do Plano, se aplicável, as Partes concordam irrevogavelmente que nada neste Plano deverá impedir as Devedoras, os Credores Signatários (ou Credores Aderentes, conforme aplicável) de protegerem e preservarem seus direitos, prerrogativas e interesses, em qualquer jurisdição, por qualquer meio apropriado e razoável que se fizer necessário, inclusive pelo comparecimento ou pela defesa em qualquer procedimento judicial, bem como pela contestação ou resposta no âmbito de impugnações apresentadas por quaisquer partes, na medida em que tais atos não violem este Plano. 2.10. Reservation and Preservation of Rights. Until the full implementation of the Updated Plan or the occurrence of the Plan Termination Date, if applicable, the Parties irrevocably agree that nothing in this Plan shall prevent any Debtor, Signatory Creditor (or Adhering Creditor, as the case may be) from protecting and preserving its rights, remedies, and interests, in any jurisdiction, by any reasonable and appropriate means necessary, including by appearing in, or defending against, any judicial proceedings, as well as objecting and/or responding to any challenges by any parties, provided that such actions do not violate this Plan. 3. REESTRUTURAÇÃO DO GRUPO BRASKEM E DE SEUS CRÉDITOS SUJEITOS 3. RESTRUCTURING OF THE BRASKEM GROUP AND ITS SUBJECT CLAIMS 3.1. Suspensão dos Pagamentos dos Créditos Sujeitos. Nos termos dos arts. 6º e 163, §§ 7º e 8º da LFR, os Credores Sujeitos não poderão – e deverão fazer com que Pessoas Vinculadas a Credores Sujeitos não possam – começar, votar a favor, consentir ou instruir qualquer Pessoa (inclusive procurador, agente ou trustee no âmbito de Título Existente), cooperar com ou auxiliar qualquer Pessoa (inclusive procurador, agente ou trustee no âmbito de Título Existente) a iniciar ou dar continuidade a qualquer medida para satisfação 3.1. Suspensions of Payment of Subject Claims. Pursuant to Articles 6 and 163, paragraphs 7 and 8, of the Brazilian Bankruptcy Law, the Subject Creditors shall not – and shall cause Related Persons of Subject Creditors not to - commence, or vote in favor of, consent or instruct a Person (including an attorney-in-fact, agent or trustee under any Existing Instrument) to, cooperate with or assist a Person (including an attorney-in-fact, agent or trustee under any Existing Instrument) for, commencing or Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 24 25 de Créditos Sujeitos após a Data do Protocolo da RE e até a Data da Sentença de Homologação do Plano ou a Data de Resolução do Plano, o que ocorrer primeiro, devendo se abster, seja no Brasil ou em outra jurisdição, de ajuizar ou prosseguir com execuções, bem como praticar quaisquer atos que alterem sua posição creditória existente na Data do Protocolo da RE, incluindo, mas não se limitando a, qualquer forma de cobrança, compensação de crédito, modificação de classificação ou de prioridade, exigência de constituição de garantias, retenção, arresto, penhora, sequestro, busca e apreensão e/ou constrição judicial ou extrajudicial sobre os bens das Devedoras, de suas investidas ou de suas Controladas, devendo devolver (ou concordar e instruir para que devolvam) qualquer bem ou valor que tenha recebido em conexão com os seus Créditos Sujeitos de forma distinta do que vier a ser estabelecido no Plano Atualizado. continuing any actions seeking the satisfaction of their respective Subject Claims after the ER Filing Date and until the ER Confirmation Order Date or the Plan Termination Date, whichever occurs first, and shall refrain from, whether in Brazil or in any other jurisdiction, filing or continuing enforcement actions, as well as performing any acts that alter their credit position existing on the ER Filing Date, including, but not limited to, any form of collection, set-off of claims, modification of classification or priority, requirement to provide collateral or security, retention, seizure, attachment, search and seizure, and/or judicial or extrajudicial constraint on assets of the Debtors, investees and Subsidiaries, and shall return (or agree and instruct that they be returned) any asset or amount that it has received in connection with its Subject Claims other than as may be established in the Updated Plan. 3.2. Reestruturação dos Créditos Sujeitos. O Plano Atualizado estabelecerá a forma de reestruturação e pagamento dos Créditos Intercompany e dos Créditos Sujeitos materializados nos Títulos Existentes. 3.2. Restructuring of Subject Claims. The Updated Plan shall establish the manner of restructuring and payment of the Intercompany Claims and the Subject Claims arising from the Existing Instruments. 3.3. Reorganizações Societárias. Serão autorizadas operações de reorganização societária, incluindo cisões, fusões, incorporações, incorporações de ações, drop downs ou quaisquer outras formas de reorganização societária, bem como alienações ou disposições de ativos com o objetivo de fortalecer a atratividade de investimentos no Grupo Braskem e favorecer a execução de seu plano de negócios, observadas, em qualquer hipótese, todas as restrições, obrigações e limitações previstas neste Plano. 3.3. Corporate Reorganization. The operations involving corporate reorganizations, including spin-offs, mergers, incorporation, equity incorporation, drop downs or any other form of corporate reorganization, as well as the transfer or disposition of assets, shall be authorized for the purpose of increasing the attractiveness of investments in the Braskem Group and furthering the implementation of its business plan, subject, in any event, to all restrictions, obligations and limitations set forth in this Plan. 3.4. Pagamento de Créditos Intercompany. Os Créditos Intercompany serão subordinados aos Créditos Sujeitos, de modo que nenhum pagamento, distribuição ou satisfação de qualquer 3.4. Payment of Intercompany Claims. The Intercompany Claims shall be subordinated to the Subject Claims, such that no payment, distribution or satisfaction of any Intercompany Claim may be Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 25 26 Crédito Intercompany poderá ser realizado enquanto os Créditos Sujeitos não forem integralmente satisfeitos nos termos do Plano Atualizado. Os Créditos Intercompany serão reestruturados nos termos do Plano Atualizado, não podendo ser cobrados, executados ou de qualquer forma demandados, salvo se previsto de forma distinta no Plano Atualizado. made until the Subject Claims have been fully satisfied in accordance with the Updated Plan. The Intercompany Claims shall be restructured in accordance with the Updated Plan and may not be collected, enforced or otherwise sought, except as otherwise provided in the Updated Plan. 3.5. Obrigações Negativas. Durante o Período de Inação e até a Data de Resolução do Plano, as Devedoras obrigam-se e acordam que, sem o prévio consentimento por escrito de Credores Signatários titulares de pelo menos a maioria dos Créditos Signatários, as Devedoras não deverão, e, onde Controladas da Braskem que não sejam Devedoras são mencionadas na Cláusula 5.1, deverão fazer com que as Controladas da Braskem que não sejam Devedoras não venham a, direta ou indiretamente, praticar, permitir ou, conforme aplicável, deixar de impedir ou permitir, qualquer dos atos ou eventos descritos nos itens (vi) a (xxii) da Cláusula 5.1. 3.5. Negative Covenants. During the Standstill Period and until the Plan Termination Date, the Debtors hereby covenant and agree that, without the prior written consent of Signatory Creditors holding at least a majority of the Signatory Claims, the Debtors shall not, and, where non-Debtor Subsidiaries are referenced in Section 5.1, shall cause their non-Debtor Subsidiaries to not, directly or indirectly, take, permit, or, as applicable, fail to take or permit, any of the actions or events described in items (vi) through (xxii) of Section 5.1. 4. DECLARAÇÕES E GARANTIAS 4. REPRESENTATIONS AND WARRANTIES 4.1. Declarações dos Credores Signatários e Aderentes. Cada um dos Credores Signatários e Aderentes declara e garante às Devedoras, isoladamente e não solidariamente, que: 4.1. Representations of the Signatory or Adhering Creditors. Each of the Signatory and Adhering Creditors hereby represents and warrants to the Debtors, severally, and not jointly, that: 4.1.1. Tal Credor Signatário ou Aderente, na medida aplicável, tem pleno poder e autoridade para agir por conta e ordem, votar e consentir a matérias relativas aos seus respectivos Créditos Sujeitos e assumir as suas obrigações no âmbito deste Plano; e 4.1.1. Such Signatory or Adhering Creditor, to the extent applicable, has the full power and authority to act on behalf of, vote and consent to the matters concerning its respective Subject Claims and to undertake its obligations under this Plan; and 4.1.2. Tal Credor Signatário ou Aderente foi assessorado por profissionais que reputou capazes para avaliar os termos e condições deste Plano e seus anexos, estando ciente e confortável com todos os direitos, deveres, obrigações, 4.1.2. Such Signatory Creditor or Adhering Creditor acknowledges that it was advised by professionals that were reputed capable of evaluating the terms and conditions of this Plan and its schedules, and it is aware of and consents Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 26 27 prerrogativas, ônus e riscos de implementação que decorram do presente Plano. with all the rights, duties, obligations, prerogatives, burdens and implementation risks arising from this Plan. 4.2. Declarações e Garantias das Devedoras. As Devedoras declaram e garantem aos Credores Sujeitos que: 4.2. Debtors’ Representations and Warranties. The Debtors represent and warrant to the Subject Creditors, that: 4.2.1. Todas as Devedoras são sociedades devidamente constituídas e existentes nos termos das respectivas Leis e as Devedoras são sociedades devidamente autorizadas a conduzir os seus negócios e manter os seus ativos; 4.2.1. All Debtors are companies duly organized and existing under the respective governing Laws and the Debtors are companies duly authorized to conduct their business and maintain their assets; 4.2.2. Todas as Devedoras possuem todas as autorizações necessárias para assumir suas respectivas obrigações conforme previstas neste Plano, e cumpriram todas as obrigações legais e outras obrigações necessárias para implementação deste Plano e, exceto conforme aqui descrito, nenhuma autorização governamental ou de terceiros é necessária para a celebração deste Plano; 4.2.2. All Debtors possess all necessary authorizations to undertake their respective obligations as provided for in this Plan, and have carried out all legal and other obligations necessary for the implementation of this Plan, and, except as described herein, no governmental or third-party authorizations are necessary for this Plan; 4.2.3. Todas as Devedoras estão cumprindo as Leis Aplicáveis aos seus negócios e ativos e não estão em violação de qualquer decisão de qualquer tribunal judicial ou arbitral ou qualquer regulamento ou ordem emitida por qualquer agência governamental aplicável aos seus negócios e ativos, e que tenha ou que razoavelmente se espera que venha a ter um efeito material adverso sobre esta Recuperação Extrajudicial; e 4.2.3. All Debtors are in compliance with the Applicable Laws to their businesses and assets and are not in violation of any decision of any court or arbitral tribunal or of any regulation or order issued by any governmental agency applicable to their businesses and assets, and which has or is reasonably likely to have a material adverse effect on this Extrajudicial Restructuring; and 4.2.4. A celebração deste Plano está em conformidade com as Leis aplicáveis aos negócios e ativos das Devedoras e não viola qualquer decisão de qualquer tribunal judicial ou arbitral ou qualquer regulamento ou ordem emitida por qualquer órgão governamental aplicável aos negócios e bens das Devedoras, e que tenha um efeito material adverso sobre esta Recuperação Extrajudicial. 4.2.4. The execution of this Plan complies with the relevant Laws applicable to the Debtors’ business and assets and does not violate any decision of any court or arbitral tribunal or any regulation or order issued by any governmental agency applicable to the Debtors’ businesses and assets, and which has a material adverse effect on this Extrajudicial Restructuring. Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 27 28 4.3. Reconhecimento. As Partes reconhecem e concordam que este Plano não modifica, prejudica ou afeta, sob qualquer aspecto, todas e quaisquer obrigações, compromissos ou acordos assumidos pelas Devedoras com seus fornecedores, parceiros comerciais, clientes e quaisquer outros credores que não sejam detentores dos Créditos Sujeitos no presente instrumento, ressalvado, para evitar dúvidas, que o disposto acima não limitará nem afetará, de qualquer forma, a aplicabilidade de quaisquer restrições, covenants negativos ou requisitos de consentimento previstos neste Plano, incluindo aqueles constantes das Cláusulas 3.5 e 5.1, a operações ou arranjos envolvendo tais partes. Além disso, exceto pelos termos e condições deste Plano, até a aprovação e confirmação deste Plano, este Plano não modifica, prejudica ou afeta, de forma alguma, quaisquer obrigações, cláusulas ou acordos assumidos pelos Devedores em relação aos Credores Signatários. 4.3. Acknowledgement. The Parties acknowledge and agree that this Plan does not modify, impair or affect, in any way, any and all obligations, covenants or agreements undertaken by the Debtors towards their suppliers, business partners, customers and any other creditors that are not holders of the Subject Claims; provided, for the avoidance of doubt, the foregoing shall not limit or otherwise affect the applicability of any restriction, negative covenant or consent requirement set forth in this Plan, including under Sections 3.5 and 5.1, to transactions or arrangements involving such parties. In addition, except for the terms and conditions of this Plan, until the approval and confirmation of this Plan, this Plan does not modify, impair or affect, in any way, any and all obligations, covenants or agreements undertaken by the Debtors towards the Signatory Creditors. 5. RESOLUÇÃO DO PLANO 5. PLAN TERMINATION 5.1. Eventos de Resolução. O Plano poderá ser resolvido caso se verifique qualquer um dos seguintes eventos (cada um, um “Evento de Resolução”), observado o procedimento descrito na Cláusula 5.2 abaixo: 5.1. Termination Events. The Plan may be terminated upon the occurrence of any of the following events (each, a “Termination Event”), provided that the procedure set forth in Section 5.2 below is complied with: (i) o Juízo da RE proferir decisão indeferindo o período de suspensão de que tratam os arts. 6º e 163, §§ 7º e 8º, da LFR, salvo se tal decisão for suspensa, revertida ou de qualquer forma obstada em até 20 (vinte) Dias Úteis contados da referida decisão; (i) the ER Court issues an order rejecting the stay period provided for in Articles 6 and 163, paragraphs 7 and 8, of the Brazilian Bankruptcy Law, unless such order is suspended, reversed, or otherwise stayed within 20 (twenty) Business Days as from its issuance; (ii) qualquer uma das Devedoras (a) declararse falida ou apresentar pedido de autofalência; (b) ser objeto de um pedido de falência não contestado, elidido ou evitado no prazo legal; (c) apresentar pedido de recuperação judicial ou pedido (ii) any of the Debtors (a) declares itself bankrupt or files for voluntary bankruptcy (autofalência); (b) is subject to a bankruptcy request that is not contested, avoided, or dismissed within the applicable legal term; (c) files for judicial Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 28 29 semelhante; ou (d) concordar com qualquer plano de reestruturação, acordo de apoio à reestruturação, procedimento, ou requerer uma nova reestruturação que não seja o Plano Atualizado, exceto, em qualquer dos casos de “(a)” a “(d)” (inclusive), por qualquer processo ou caso (incluindo qualquer processo de falência, insolvência ou reestruturação, ou de outra forma qualquer outro processo sob uma lei de falências) (x) que as Devedoras considerem necessário ou conveniente para dar efeito a, ou implementar, o Plano (ou o Plano Atualizado), incluindo, sem limitação, um Chapter 15 nos Estados Unidos ou um WHOA nos Países Baixos ou (y) qualquer procedimento de reestruturação apresentado de acordo com os termos deste Plano e, em especial, com a Cláusula 2.8 acima; reorganization (recuperação judicial) or a similar proceeding; or (d) agrees to any restructuring plan, restructuring support agreement, proceeding, or file for a new restructuring other than the Updated Plan, in each case of (a) through (d) (inclusive) except for any proceeding or case (including any bankruptcy, insolvency or restructuring proceeding or otherwise any other proceeding under a bankruptcy law) (x) which the Debtors deem necessary or convenient to give effect to, or implement, the Plan (or the Updated Plan), including without limitation a Chapter 15 in the United States or a WHOA in the Netherlands or (y) filed in accordance with the terms of this Plan and, in particular, with Section 2.8 above; (iii) qualquer umas das Devedoras tiver ajuizado contra si procedimento involuntário de insolvência, reestruturação, liquidação ou nomeação de profissional de insolvência em qualquer outra jurisdição por qualquer terceiro que não um Credor Signatário ou suas respectivas Afiliadas, e tal procedimento não seja extinto, interrompido ou de qualquer forma suspenso em até 20 (vinte) Dias Úteis a partir do respectivo ajuizamento; (iii) any of the Debtors is subject to an involuntary filing for insolvency, restructuring, liquidation or appointment of an insolvency practitioner in any other jurisdiction by any third party that is not a Signatory Creditor or its respective Affiliates and such proceeding is not terminated, stayed or otherwise suspended within twenty (20) Business Days as from the respective filing; (iv) o decurso do prazo de 90 (noventa) Dias Corridos contados da Data do Protocolo da RE sem que seja obtida a adesão ao Plano Atualizado por titulares de Créditos Sujeitos no quórum previsto no art. 163 da LFR; (iv) the lapse of the period of 90 (ninety) Calendar Days counted from the ER Filing Date without obtaining adherence to the Updated Plan by holders of Subject Claims in the quorum provided under Article 163 of the Brazilian Bankruptcy Law; (v) o descumprimento, pelas Devedoras, dos compromissos e obrigações estipulados no Protocolo de Negociações; (v) non-compliance by the Debtors with the undertakings and obligations provided in the Negotiation Framework; Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 29 30 (vi) a distribuição, pagamento ou declaração pelas Devedoras (e pela Braskem America) de quaisquer juros sobre o capital próprio, dividendos ou outras distribuições relativas a quaisquer participações societárias a sócios, acionistas ou titulares de participação societária ou direitos de participação, seja em dinheiro, em bens ou de qualquer outra forma, incluindo por analogia as restrições previstas no artigo 6º-A da LFR, e o resgate, recompra ou cancelamento de quaisquer ações, participações societárias ou direitos de participação (observado que o acima não deverá restringir a distribuição ou transferência de ativos de qualquer outro Devedor ou Braskem America para a Braskem, diretamente ou indiretamente por meio de outra Controlada da Companhia); (vi) the distribution, payment, or declaration by the Debtors (and Braskem America) of any interest on equity, dividends, or other distributions in respect of any equity interests to partners, shareholders or other holders of equity interest or participation rights, whether in cash, in kind, or otherwise, including by analogy the restrictions under Article 6-A of the Brazilian Bankruptcy Law, and the redemption, repurchase or retirement of any equity, interests or participation rights, provided that the foregoing shall not restrict distribution or transfers of assets from any other Debtor or Braskem America to Braskem, either directly or indirectly through other Subsidiary of Braskem; (vii) a venda, transferência, arrendamento, integralização, cisão, reestruturação ou disposição por qualquer das Devedoras de Ativo Não Circulante, exceto por qualquer operação (a) que seja realizada no Curso Ordinário dos Negócios, (b) que corresponda a uma Operação True Sale (observado que todas as Operações de True Sale celebradas nos termos desta cláusula (b) não poderão exceder, em conjunto, cinquenta milhões de Dólares (US$ 50.000.000,00)); (c) envolvendo ativos imateriais, desde que não excedam o valor justo de mercado de cinquenta milhões de Dólares (US$ 50.000.000,00); ou (d) que seja permitida nos termos dos demais itens desta Cláusula; (vii) the sale, transfer, lease, contribution, spinoff, restructuring or disposition by any of the Debtors of any Non-Current Assets, except for any transaction (a) performed in the Ordinary Course of Business, (b) constituting a True Sale Transaction (provided that all True Sale Transactions entered into in accordance with this clause (b) shall not exceed, in aggregate, fifty million Dollars (US$ 50,000,000.00)); (c) involving immaterial assets, provided that they have an aggregate fair market value not exceeding fifty million Dollars (US$ 50,000,000.00); or (d) otherwise permitted under other items established in this Section; (viii) as Devedoras (ou a Braskem America) celebrem qualquer acordo de fusão, desinvestimento, joint venture, combinação de negócios ou outra operação de M&A, exceto por (a) qualquer operação (viii) the Debtors (or Braskem America) enter into any merger, divestiture, joint venture, business combination or other merger & acquisition transaction, except for (a) any transaction not exceeding the aggregate Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 30 31 que não exceda o valor agregado de cinquenta milhões de Dólares (US$ 50.000.000,00); ou (b) qualquer operação permitida nos termos dos demais itens desta Cláusula; amount of fifty million Dollars (US$ 50,000,000.00) or (b) any such transaction otherwise permitted under other items established in this Section; (ix) as Devedoras (ou a Braskem America) concordem com, implementem ou adotem medidas para a realização de reorganizações societárias direta ou indiretas, incluindo fusões, cisões, incorporações, incorporações de ações ou drop down; (ix) the Debtors (or Braskem America) agree to, implement, or otherwise take any steps towards any direct or indirect corporate reorganizations, including mergers, spinoffs, merger by absorption (incorporação), merger of shares (incorporação de ações) or drop downs; (x) as Devedoras celebrem contrato que estabeleça direta ou indiretamente a criação, contratação ou imposição de Ônus sobre bens das Devedoras, exceto Ônus criados (a) sobre Ativos Circulantes ou recebíveis em conexão com (a.1) contratos de fornecimento e outros contratos comerciais (incluindo contratos de arrendamento) ou (a.2) para Operações True Sale, coletivamente sujeitos a um limite de US$50.000.000,00; (b) para garantir a Operação de Suporte de Acionista; (c) sobre direitos creditórios decorrentes de demandas judiciais, administrativas ou arbitrais; ou (d) no Curso Ordinário dos Negócios e consistente com as práticas passadas; (x) any Debtor enters into any agreement providing for creation, incurrence, or imposition of any Lien over any of such Debtor’s assets, except for any Liens created (a) on Current Assets or receivables in connection with (a.1) supply agreements and other commercial agreements (including leases), or (a.2.) for True Sale Transactions, collectively subject to an aggregate cap of US$50,000,000.00; (b) to secure the Shareholder Support Transaction, (c) over credit rights arising from judicial, administrative or arbitral claims; or (d) in the Ordinary Course of Business and consistent with past practice. (xi) a contratação, por qualquer das Devedoras, de novo Endividamento Financeiro, exceto (a) Endividamento Financeiro incorrido no âmbito da Operação de Suporte de Acionista, (b) Endividamento Financeiro incorrido em qualquer financiamento com fornecedores, desde que o valor principal agregado de tal Endividamento Financeiro incorrido neste item (b) não exceda a qualquer momento o valor de vinte e cinco milhões de Dólares (US$ 25.000.000,00); ou (c) operações intercompany (c.1) entre (xi) the incurrence by any of the Debtors of new Financial Indebtedness, except for (a) Financial Indebtedness incurred under the Shareholder Support Transaction, (b) Financial Indebtedness incurred under any supplier financings; provided that the aggregate principal outstanding amount of any such Financial Indebtedness incurred under this item (b) shall not exceed at any time twenty five million Dollars (US$ 25,000,000.00), or (c) intercompany operations (c.1) among Debtors, so long as Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 31 32 Devedoras, desde que tal Endividamento Financeiro intercompany seja feito no Curso Ordinário dos Negócios, consistente com as práticas passadas e não seja celebrada direta ou indiretamente com o objetivo, ou que possa ter o efeito, de materialmente impactar a recuperação ou o recovery relativo entre os Credores Sujeitos, os acionistas da Braskem ou outros stakeholders das Devedoras, sujeitos ao Plano; ou (c.2) entre uma Devedora (como devedora) e uma Controlada da Braskem que não seja Devedora (como credora), desde que, apenas com relação ao item “(c.2)”, o (1) valor principal agregado em aberto de qualquer Endividamento Financeiro incorrido nos termos deste item (c.2) não exceda, a qualquer momento, a cinquenta milhões de Dólares (US$ 50.000.000,00) e (2) tal Endividamento Financeiro seja incorrido principalmente para permitir que as Devedoras e as suas Controladas, que não sejam Devedoras, continuem operando de maneira consistente com as práticas passadas; such intercompany Financial Indebtedness is conducted in the Ordinary Course of Business, is consistent with past practice and is not entered into directly or indirectly for the purpose, or having the effect of, materially impacting relative recoveries or recourse among the Subject Creditors, shareholders of Braskem or other stakeholders of the Debtors subject to the Plan or (c.2) between a Debtor (as obligor) and a non-Debtor Subsidiary of Braskem (as creditor), provided that, with respect to “(c.2)” only, (1) the aggregate principal outstanding amount of any such Financial Indebtedness incurred under this item (c.2) shall not exceed at any time fifty million Dollars (US$ 50,000,000.00) and (2) such Financial Indebtedness is incurred primarily for the purpose of allowing the Debtors and their non-Debtor Subsidiaries to continue to operate consistent with past practice; (xii) caso qualquer Devedora realize pagamento, pré-pagamento, resgate, satisfação ou solução de disputas relacionadas a Endividamento Financeiro, exceto por qualquer reembolso, pré- pagamento, resgate, satisfação ou acordo (a) decorrente de compensações efetuadas ou execução de garantia por credores, constrição ou ordens judiciais (ou acordos em conexão com quaisquer ordens judiciais em termos mais favoráveis às Devedoras do que os termos sob a ordem judicial relevante), desde que a respectiva Devedora use esforços comerciais razoáveis para se opor a tal compensação, execução de garantia, constrição ou ordem judicial e ajuizar recursos ou pedidos (xii) if any Debtor repays, prepays, redeems, or otherwise satisfies any existing Financial Indebtedness, or settles any disputes relating to any such Financial Indebtedness, except for any such repayment, prepayment, redemptions, satisfaction or settlements (a) resulting from set-offs or collateral foreclosure exercised by creditors, attachment or judgment orders (or settlements in connection with any such judgment orders in more favorable terms for the Debtors than those terms under the relevant judgment order), provided that the applicable Debtor shall use commercially reasonable efforts to oppose any such setoff, collateral foreclosure, attachment or Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 32 33 limitares disponíveis, e deverá tempestivamente fornecer informações por escrito aos Credores Signatários de tal compensação, execução de garantia, constrição ou ordem judicial e da intenção de realizar o pagamento ou transferência; ou (b) de operações intercompany (b.1) entre Devedoras, desde que tal pagamento, pré-pagamento ou resgate seja feito no Curso Ordinário dos Negócios, seja consistente com as práticas passadas e não seja celebrada direta ou indiretamente com o objetivo, ou que possa ter o efeito, de materialmente impactar a recuperação ou o recovery relativo entre os Credores Sujeitos, os acionistas das Devedoras ou outros stakeholders das Devedoras, sujeitos ao Plano; ou (b.2) entre uma Devedora (como devedora) e uma Controlada da Braskem que não seja Devedora (como credora), desde que, apenas com relação ao item “(b.2)”, os (1) valores principais agregados de qualquer de tais reembolsos, pagamentos antecipados, resgates, quitações e acordos nos termos deste item (b.2) não exceda, a qualquer momento, cinquenta milhões de Dólares (US$ 50.000.000,00) e (2) tal pagamento, pré-pagamento, resgate e compensação seja feito principalmente para permitir que as Devedoras e as suas Controladas, que não sejam Devedoras, para continuar operando de maneira consistente com as práticas passadas; judgment order and pursue any available appeals, injunctions, or stays of execution, and shall provide prompt written notice to the Signatory Creditors of any such set-off, collateral foreclosure, attachment or judgment order and of its intent to make any payment or transfer thereunder; or (b) of intercompany operations (b.1) among Debtors, so long as such repayment, prepayment or redemption is conducted in the Ordinary Course of Business, is consistent with past practice and is not entered into directly or indirectly for the purpose, or having the effect of, materially impacting relative recoveries or recourse among the Subject Creditors, shareholders of Braskem or other stakeholders of the Debtors subject to the Plan, or (b.2) between a Debtor (as obligor) and a non- Debtor Subsidiary of Braskem (as creditor), provided that, with respect to “(b.2)” only, (1) the aggregate principal amounts of any such repayments, prepayments, redemptions, satisfactions and settlements under this item (b.2) shall not exceed at any time fifty million Dollars (US$ 50,000,000.00) and (2) any such repayments, prepayments, redemptions, satisfactions and settlements are made primarily for the purpose of allowing the Debtors and their non-Debtor subsidiaries to continue to operate consistent with past practice; (xiii) caso qualquer Devedora realize, investimento, integralização de capital, empréstimo ou outro financiamento em favor da Braskem Idesa, S.A.P.I. de C.V. (“Braskem Idesa”) que não um Investimento Braskem Idesa; (xiii) if any Debtor makes any investment, capital contribution, loan or other funding in Braskem Idesa, S.A.P.I. de C.V. (“Braskem Idesa”) that is not a Braskem Idesa Investment; (xiv) caso qualquer Devedora realize qualquer investimento, aporte de capital, (xiv) if any Debtor makes any investment, capital contribution, loan or other funding Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 33 34 empréstimo ou outro financiamento em qualquer Controlada de uma Devedora, exceto por (a) investimentos, aportes de capital, empréstimos ou outros financiamentos direta ou indiretamente feitos por meio de qualquer Controlada das Devedoras para viabilizar o Investimento Braskem Idesa, (b) investimentos, aporte de capital, empréstimos ou outros financiamentos feitos por uma Devedora para outra Devedora desde que tal investimentos, aporte de capital, empréstimos ou outros financiamentos seja feito no Curso Ordinário dos Negócios, seja consistente com as práticas passadas e não seja celebrada direta ou indiretamente com o objetivo, ou que possa ter o efeito, de materialmente impactar a recuperação ou o recovery relativo entre os Credores Sujeitos, os acionistas das Devedoras ou outros stakeholders das Devedoras, sujeitos ao Plano; ou (c) investimentos, aporte de capital, empréstimos ou outros financiamentos feitos por uma Devedora para uma Controlada da Braskem que não seja Devedora, desde que, apenas com relação ao item “(c)”, o (c.1) valor agregado de qualquer investimento, aporte de capital, empréstimo ou financiamento realizado nos termos deste item “(c)” deve estar limitado a US$ 50.000.000,00 (cinquenta milhões de Dólares) e (c.2) seja feito principalmente para permitir que as Devedoras e as suas Controladas que não sejam Devedoras continuem operando de maneira consistente com as práticas passadas. Para que não restem dúvidas, as hipóteses destes itens “(b)” e “(c)” não se aplicarão a investimentos, aportes de capital, empréstimos e outros financiamentos em benefício direto ou indireto da Braskem Idesa, nos termos do item “(a)”; in any Subsidiary of a Debtor, except for (a) investments, capital contributions, loans and other fundings made directly or indirectly through any such Debtor’s Subsidiary to implement the Braskem Idesa Investment; (b) investments, capital contributions, loans and other fundings made by a Debtor to another Debtor, so long as such investment, capital contribution, loan or other funding is made in the Ordinary Course of Business, is consistent with past practice and is not entered into for the purpose, or having the effect of, materially impacting relative recoveries or recourse among Subject Creditors, shareholders of Braskem or other stakeholders of the Debtors subject to the Plan; or (c) investments, capital contributions, loans and other fundings made by a Debtor to a non-Debtor Subsidiary of Braskem, provided that, with respect to “(c)” only, (c.1) the aggregate amount of any such investment, capital contribution, loan or funding made under this item “(c)” shall not exceed at any time fifty million Dollars (US$ 50,000,000.00) and (c.2.) are made primarily for the purpose of allowing the Debtors and their non-Debtor Subsidiaries to continue to operate consistent with past practice. For the avoidance of doubt, the provisions of items “(b)” and “(c)” shall not apply to investments, capital contributions, loans and other fundings for the direct or indirect benefit of Braskem Idesa, pursuant to item “(a); Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 34 35 (xv) caso as Devedoras deixem de operar seus negócios no Curso Ordinário dos Negócios; (xv) if the Debtors fail to operate their business in the Ordinary Course of Business; (xvi) caso qualquer Devedora celebre acordo, compromisso de tolerância (forbearance) ou compromisso similar com os titulares de Notas 2041 ou qualquer outra configuração de credores que não sejam Credores Signatários (excluindo, para evitar dúvidas, qualquer transação, compromisso de tolerância (forbearance) ou contrato similar relacionado a instrução probatória (discovery)), exceto com o consentimento da maioria dos Credores Signatários; (xvi) if any Debtor enters into any settlement, forbearance or similar agreement with holders of 2041 Notes or any other creditor constituency that are not Signatory Creditors (excluding, for the avoidance of doubt, any settlement, forbearance or similar agreement with respect to discovery), except with the consent from the majority of the Signatory Creditors; (xvii) caso qualquer Devedora ou uma Controlada que não seja Devedora emita, venda, transfira ou de outra forma disponha de participação societária, direitos de participação ou títulos conversíveis em ou permutáveis por participação societária, em cada caso emitido por ela, salvo se a emissão, venda, transferência ou disposição fosse feita em conexão com as operações permitidas nos itens (vii) ou (xiii) acima; (xvii) if any Debtor or non-Debtor Subsidiary issues, sells, transfers or otherwise dispose of any equity interests, participation rights, or securities convertible into or exchangeable for equity interests, in each case issued by it, except for any such issuance, sale, transfer or disposition in connection with any transaction permitted under items (vii) or (xiii) above; (xviii) exceto se aprovado pela maioria dos Créditos Signatários, caso qualquer Controlada da Companhia que não seja Devedora incorra em Endividamento Financeiro (que não seja um Endividamento Financeiro devido para uma outra Devedora ou Controlada), constitua qualquer Ônus ou garantia sobre seus ativos ou outro suporte de crédito, se tal operação for celebrada em conexão com, ou com a finalidade de viabilizar, (i) qualquer empréstimo ou investimento para qualquer Devedora, (ii) a satisfação, pré- pagamento ou outra extinção de qualquer obrigação de qualquer Devedora, (iii) a composição, transação ou outra resolução (xviii) except if approved by the majority of the Signatory Claims, if any non-Debtor Subsidiary of Braskem incurs Financial Indebtedness (other than Financial Indebtedness owed to another Debtor or Subsidiary thereof), grants any Lien over its assets, or provide any guarantee or other credit support, if such transaction is entered into in connection with, or for the purpose of facilitating, (i) any loan, or investment to any Debtor, (ii) the satisfaction, prepayment, or other discharge of any obligation of any Debtor, (iii) the settlement, compromise, or other resolution of any claim against any Debtor, (iv) the granting of any guarantee, Lien, or Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 35 36 de qualquer crédito contra qualquer Devedora, (iv) a outorga de qualquer Ônus ou outro suporte creditício relativo a qualquer obrigação de qualquer Devedora, ou (v) o fornecimento ou obtenção de qualquer capital para qualquer Devedora em conexão com a reestruturação dos Créditos Sujeitos; other credit support in respect of any obligation of any Debtor, or (v) providing or obtaining any capital for any Debtor in connection with the restructuring of the Subject Claims; (xix) caso qualquer Devedora adite, modifique, suplemente, renuncie ou de qualquer forma altere os termos de qualquer Endividamento Financeiro, exceto os Endividamentos Financeiros entre Devedoras ou entre uma Devedora e uma Controlada que não seja Devedora, que são executados conforme o item (xi) acima; (xix) if any Debtor amends, modifies, supplements, waives, or otherwise alter the terms of any Financial Indebtedness, except for any Financial Indebtedness among Debtors or among a Debtor and a non-Debtor Subsidiary that is incurred pursuant to item (xi) above; (xx) caso a Braskem não divulgue aos Credores Signatários e seus assessores as qualquer operação entre partes relacionadas (ou série de operações relacionadas) celebrada durante a vigência deste Plano (x) envolvendo valor superior a R$50.000.000, (y) que seja material, ou (z) que devam ser divulgadas na forma da regulação de mercado de capitais brasileira; (xx) if Braskem fails to disclose to Signatory Creditors and their advisors any related party transactions (or series of related transactions) entered into during the term of this Plan (x) involving an amount in excess of R$50,000,000, (y) that are otherwise material, or (z) that are otherwise required to be disclosed under the Brazilian capital markets regulations; (xxi) caso a Companhia e seus Acionistas Principais busquem, solicitem, negociem, apoiam ou implementem uma reestruturação alternativa que não seja a Recuperação Extrajudicial; ou (xxi) if the Company and the Main Shareholders pursue, solicit, negotiate, support, or consummate any alternative restructuring that is not the Extrajudicial Restructuring; or (xxii) se a Braskem America (a) celebrar, contrair ou assumir qualquer Endividamento Financeiro, Ônus, garantia, Operação de True Sale, financiamento de recebíveis ou qualquer outra operação de financiamento de qualquer natureza (incluindo, sem limitação, qualquer linha de crédito, empréstimo, emissão de títulos de dívida, (xxii) if Braskem America (a) enters into, incurs or assumes any Financial Indebtedness, Lien, guarantee, True Sale Transaction, receivables financing, or other financing transaction of any kind (including, without limitation, any credit facility, loan, bond issuance, securitization, sale-leaseback, or similar arrangement) with, or for the Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 36 37 securitização, operação de sale-leaseback ou arranjo similar) com, ou em benefício de, qualquer das seguintes pessoas (cada uma, uma “Contraparte Restrita”): (i) qualquer Credor Sujeito ou qualquer titular de Endividamento Financeiro de qualquer Devedora (ou qualquer Afiliada de Credor Sujeito); (ii) qualquer Acionista Principal (ou qualquer Afiliada de qualquer Acionista Principal, exceto qualquer entidade integrante do Grupo Braskem); ou (iii) qualquer Pessoa que atue por orientação, instrução ou em nome de qualquer das pessoas anteriormente mencionadas, em cada caso, sem o prévio consentimento por escrito de Credores Signatários titulares de pelo menos a maioria dos Créditos Signatários; ressalvado, contudo, que nada neste item (xxii) restringirá a Braskem America de contrair Endividamento Financeiro, constituir Ônus ou celebrar Operações de True Sale ou outras operações de financiamento com contrapartes que sejam Credores Sujeitos (tampouco deverá resultar em um Evento de Resolução), desde que tais operações (i) sejam realizadas no Curso Ordinário dos Negócios, (ii) sejam compatíveis com as práticas historicamente adotadas, e (iii) não sejam celebradas, direta ou indiretamente, com o propósito de, ou com o efeito de, impactar de forma relevante e adversa a recuperação relativa ou os direitos de recurso entre os Credores Sujeitos ou os Acionistas Principais. benefit of, any of the following (each, a “Restricted Counterparty”): (i) any Subject Creditor or any holder of Financial Indebtedness of any Debtor (or any Affiliate of a Subject Creditors); (ii) any Main Shareholder (or any Affiliate of any Main Shareholder, other than any entity that is part of the Braskem Group); or (iii) any Person acting at the direction of, or on behalf of, any of the foregoing; in each case, without the prior written consent of Signatory Creditors holding at least a majority of the Signatory Claims; provided, however, that nothing in this item (xxii) shall restrict Braskem America from incurring Financial Indebtedness, granting Liens, or entering into True Sale Transactions or other financing transactions with Subject Creditors (nor shall result in a Termination Event hereunder), so long as such transactions are (i) in the Ordinary Course of Business, (ii) consistent with past practice, and (iii) not entered into directly or indirectly for the purpose, or having the effect, of materially and adversely impacting relative recoveries or recourse among the Subject Creditors or the Main Shareholders. (xxiii) caso, após 45 (quarenta e cinco) dias contados da Data do Protocolo da RE, Credores Signatários titulares de mais de 66% (sessenta e seis por cento) dos Créditos Signatários manifestarem-se pela resolução deste Plano. (xxiii) if, after 45 (forty-five) days as from the ER Filing Date, Signatory Creditors holding more than 66% (sixty six percent) of the Signatory Claims express to terminate the Plan. Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 37 38 5.2. Condição de Resolução. A resolução do Plano com fundamento (i) nas hipóteses previstas nos itens 5.1(i) a (iv) acima, operará automaticamente, de pleno direito, na data de ocorrência do respectivo Evento de Resolução; (ii) evento previsto na Cláusula 5.1(v) acima constituirá um Evento de Resolução automático desde que relacionado a um descumprimento do quanto previsto no item 1.1 do Protocolo de Negociações. Não obstante o disposto acima, a Data de Resolução do Plano somente ocorrerá após o decurso de 3 (três) Dias Úteis contados da ocorrência de referido evento, salvo se houver renúncia (waiver) nesse período por Credores Signatários titulares de pelo menos a maioria dos Créditos Signatários. Caso não haja tal renúncia, a Resolução do Plano tornar-se-á eficaz automaticamente ao término desse prazo de 3 (três) Dias Úteis. (iii) na(s) hipótese(s) prevista(s) (a) nos itens 5.1(vi), a 5.1 (xxii) acima; bem como (b) no item 5.1(v) desde que relacionada a um descumprimento do quanto previsto nos itens 2 e 3 do Protocolo de Negociações; em qualquer caso, somente operarão (iii.a) mediante o recebimento, pelas Devedoras, de notificação escrita subscrita por Credores Signatários titulares de ao menos a maioria dos Créditos Signatários e (iii.b) desde que o respectivo evento não seja sanado no prazo de 3 (três) Dias Úteis contados da ocorrência deste evento; e (iv) na hipótese prevista no item 5.1(xxiii) acima, operará mediante o recebimento, pelas Devedoras, de notificação escrita subscrita por Credores Signatários titulares de ao menos 66% (sessenta e seis por cento) dos Créditos Signatários, produzindo efeitos após 3 (três) Dias Úteis contados da entrega da respectiva notificação, 5.2. Termination Condition. Termination of the Plan on the basis of (i) the events set forth in items 5.1(i) a (iv) above shall occur automatically and by operation of law on the date of occurrence of the relevant Termination Event; (ii) The event set forth in Section 5.1(v) above shall constitute an automatic Termination Event, as long as related to a failure to comply with any provision of item 1.1 of the Negotiation Framework. However, the resulting termination shall only become effective upon the expiration of three (3) Business Days following the occurrence of such event, unless such termination is waived within such period by Signatory Creditors holding at least a majority of the Signatory Claims. In the absence of such waiver, the termination shall automatically become effective at the end of such three (3) Business Day period. (iii) the event(s) set forth (a) in items 5.1(vi) through 5.1 (xxii) above; and (b) in item 5.1(v) provided that related to an non-compliance with items 2 and 3 of the Negotiation Framework; in each case, shall only result in termination upon (iii.a) the receipt by the Debtors of a written notice signed by Signatory Creditors holding at least a majority of the Signatory Claims; and (iii.b) provided that the relevant event is not cured within three (3) Business Days from the date of such event; and (iv) the event set forth in Section 5.1(xxiii) above shall only result in termination upon the receipt by the Debtors of a written notice signed by Signatory Creditors holding at least 66% (sixty-six percent) of the Signatory Claims, with such termination will only produce its legal effects after 3 (three) Business Days following the delivery of the relevant notice, Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 38 39 (em cada caso, conforme aplicável, a “Data de Resolução do Plano”). (in each case, as applicable, the “Plan Termination Date”). 5.2.1. As Devedoras reconhecem e concordam que os eventos que ensejam a rescisão constituem matérias pactuadas no âmbito de um negócio jurídico e renunciam, de forma irrevogável, a qualquer direito processual ou material de impugnar, contestar ou, de qualquer outra forma, buscar invalidar qualquer rescisão promovida por qualquer dos Credores Signatários que observe as formalidades deste Plano. 5.2.1. The Debtors acknowledge and agree that the events giving rise to termination constitute matters agreed upon as part of a legal transaction (and irrevocably waive any procedural or substantive right to challenge, contest, or otherwise seek to invalidate any termination invoked by any of the Signatory Creditors that complies with the formalities of this Plan. 5.3. Extinção da Recuperação Extrajudicial. As Devedoras comprometem-se a peticionar imediatamente ao Juízo da RE requerendo a extinção da Recuperação Extrajudicial caso se verifique qualquer um dos Eventos de Resolução, observado o quanto disposto na Cláusula 5.2. Os Credores Signatários ou os Credores Aderentes poderão, de forma independente, apresentar tal requerimento ao Juízo da Recuperação Extrajudicial após a ocorrência de um Evento de Resolução, independentemente de as Devedoras terem ou não adotado a mesma providência. 5.3. Termination of the Extrajudicial Restructuring. The Debtors undertake to immediately file a petition with the ER Court requesting the termination of the Extrajudicial Restructuring in the event that any of the Termination Events occurs, subject to Section 5.2. The Signatory Creditors or Adhering Creditors may independently file such petition with the ER Court after a Termination Event occurs, whether or not the Debtors have done so. 5.4. Retorno ao Status Quo Ante. Em caso de rescisão ou resolução deste Plano, por qualquer motivo, todos os direitos, garantias, prerrogativas e créditos das Partes retornarão integralmente ao status quo ante, como se este Plano jamais tivesse sido celebrado, não operando qualquer novação, remissão, transação ou alteração dos Créditos Sujeitos ou de quaisquer direitos a eles relacionados. 5.4. Return to Status Quo Ante. In the event of termination or resolution of this Plan for any reason, all rights, security interests, remedies and claims of the Parties shall fully revert to the status quo ante, as if this Plan had never been entered into, and no novation, release, settlement or amendment of the Subject Claims or of any rights related thereto shall occur. 5.5. Resilição no Protocolo do Plano Atualizado. Não obstante qualquer disposição em contrário aqui prevista, no momento do protocolo do Plano Atualizado perante o Juízo da RE pelas Devedoras, o presente Plano será automaticamente resolvido, independentemente de aviso prévio, tornando-se imediatamente sem quaisquer efeitos, 5.5. Termination upon Filing of the Updated Plan. Notwithstanding anything to the contrary provided herein, upon the filing of the Updated Plan before the ER Court by the Debtors, this Plan shall be automatically terminated, without prior notice, immediately losing any effect, solely with respect to any Signatory Creditor or Adhering Creditor that has Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 39 40 exclusivamente em relação a qualquer Credor Signatário ou Credor Aderente que não tenha previamente fornecido, por escrito, seu consentimento, aprovação, apoio ou adesão ao Plano Atualizado. not previously provided, in writing, its consent, approval, support, or adherence to the Updated Plan. 6. DISPOSIÇÕES DIVERSAS 6. MISCELLANEOUS 6.1. Implementação. De forma consistente com os termos e condições deste Plano, as Devedoras deverão tomar quaisquer medidas e celebrar quaisquer acordos e outros documentos que, em forma e substância, possam ser necessários ou adequados para dar eficácia aos termos e condições deste Plano. 6.1. Implementation. Consistent with the terms and conditions of this Plan, the Debtors shall take any actions and execute any agreements and other documents that, in form and substance, may be necessary or appropriate to effectuate the terms and conditions of this Plan. 6.2. Modificações. Aditamentos ao Plano podem ser propostos pelas Devedoras a qualquer tempo até a Data da Sentença de Homologação do Plano, vinculando as Devedoras e todos os Credores Sujeitos, desde que tais aditamentos sejam aprovados pelas Devedoras (observadas as aprovações necessárias no âmbito de sua governança corporativa) e por Credores Sujeitos que detenham, em conjunto, mais de 1/2 (metade) do total dos Créditos Sujeitos, nos termos do artigo 163 da LFR. 6.2. Modifications. Amendments of the Plan may be proposed by the Debtors at any time up to the ER Confirmation Order Date, binding the Debtors and all Subject Creditors, provided that such amendments are approved by the Debtors (subject to the necessary approvals within their corporate governance framework), by Subject Creditors who jointly hold more than half (1/2) of the total Subject Claims, pursuant to Article 163 of the Brazilian Bankruptcy Law. 6.3. Suspensão dos Direitos de Execução. Os titulares de Créditos Sujeitos, durante o Período de Inação e enquanto vigente este Plano e até a Data de Resolução do Plano, se aplicável, não poderão executar ou causar a execução, excutir ou causar a excussão de qualquer garantia ou valor em relação aos Créditos Sujeitos, vencidos ou vincendos, bem como promover qualquer compensação, apropriação ou outra forma de satisfação dos Créditos Sujeitos com eventuais recursos, valores, bens e direitos de titularidade das Devedoras que estejam em sua posse, inclusive depósitos financeiros em contas bancárias mantidas no Brasil e/ou no exterior. 6.3. Suspension of Enforcement Rights. The holders of Subject Claims, during the Standstill Period and while this Plan is in effect and until the Plan Termination Date, if applicable, shall not enforce or cause the enforcement of any guarantee, collateral or amount related to the Subject Claims, whether due or not, as well as effect any set-off, appropriation or other form of satisfaction of the Subject Claims with any funds, amounts, assets or rights owned by the Debtors that are in their possession, including cash deposits held in bank accounts maintained in Brazil and/or abroad. 6.4. Compromisso de Não Rescisão de Contratos. Os Credores Signatários e os Credores 6.4. Commitment Not to Terminate Contracts. The Signatory Creditors and Adhering Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 40 41 Aderentes se obrigam a não exercer quaisquer prerrogativas contratuais que afetem a execução ordinária de demais contratos celebrados com as Devedoras, suas Controladas e/ou Afiliadas em função do ajuizamento da Recuperação Extrajudicial ou de atos correlatos, devendo se abster de exercer, dentre outras, as prerrogativas de rescisão, retenção, interrupção ou redução das prestações, de limitação de direitos contratuais, de cancelamento de convênios de renovação e/ou de qualquer medida que implique alteração da posição creditória existente na Data do Protocolo da RE; ressalvado, contudo, que nada nesta Cláusula 6.4 deverá limitar, restringir ou de qualquer forma afetar qualquer direito, prerrogativa, medida ou faculdade de qualquer Credor Signatário ou Credor Aderente decorrente deste Plano ou por ele preservado, incluindo, sem limitação, aqueles previstos nas Cláusulas 2.10, 3.5, 5.1 ou 5.5. Creditors undertake not to exercise any contractual prerogatives that affect the ordinary performance of other contracts entered into with the Debtors, their Subsidiaries, and/or Affiliates as a result of the filing of the Extrajudicial Restructuring or related acts, and shall refrain from exercising termination, retention, interruption or reduction of installments, limitation of contractual rights, cancellation of renewal agreements and/or any measure that alters their credit position existing on the ER Filing Date; provided, however, that nothing in this Section 6.4 shall limit, restrict, or otherwise affect any right, remedy, or entitlement of any Signatory Creditor or Adhering Creditor arising under or preserved by this Plan, including under Sections 2.10, 3.5, 5.1 or 5.5 6.5. Divisibilidade. Exceto com relação às Cláusulas Essenciais, cuja eventual declaração de invalidade, isolada ou conjuntamente, resultará na invalidade total do Plano, qualquer invalidade ou anulação de qualquer disposição deste Plano não causará a anulação ou invalidade das demais disposições válidas do Plano, cada uma das quais permanecerá em pleno vigor e efeito na forma convencionada. A exclusão de qualquer Devedora da Recuperação Extrajudicial, por qualquer motivo, não causará a anulação e invalidade das demais disposições válidas do Plano para as demais Devedoras, salvo se de outra forma decidido por Credores Signatários titulares de pelo menos 66% (sessenta e seis por cento) dos Créditos Signatários, por meio de notificação escrita. 6.5. Severability. Except with respect to the Core Sections, the invalidity of which, whether individually or collectively, shall result in the invalidity of the Plan in its entirety any invalidity or annulment of any provision of this Plan shall not cause the annulment or invalidity of the valid provisions of the Plan, each of which shall remain in full force and effect as agreed. The exclusion of any Debtor from the Extrajudicial Restructuring, for any reason, shall not cause the annulment and invalidity of the valid provisions of the Plan towards the other Debtors, unless otherwise decided by Signatory Creditors holding at least a 66% (sixty six percent) of the Signatory Claims, by written notice. 6.6. Cessão e Negociação de Créditos Sujeitos. O presente Plano não revoga, altera, ou de qualquer forma modifica as regras existentes em cada instrumento original que lastreia os Créditos Sujeitos com relação à venda, cessão, transferência 6.6. Assignment and Trading of Subject Claims. This Plan does not revoke, alter or in any form modify the existing provisions under the respective Subject Claims’ original agreements governing the sale, assignment, transfer or any Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 41 42 ou qualquer tipo de alteração de titularidade de Créditos Sujeitos. other transaction that alters the ownership of Subject Claims. 6.6.1 Efeitos da Negociação dos Créditos Sujeitos. Qualquer comprador ou cessionário que adquira ou receba um Crédito Sujeito de um Credor Aderente e/ou Credor Signatário será considerado, para todos os fins e efeitos, independentemente de qualquer outra ação, como Credor Aderente, sujeito a todos os termos e condições presentes e decorrentes deste Plano, independentemente da apresentação de qualquer Termo de Adesão, substituindo integralmente o antigo Credor Sujeito nos direitos, deveres e obrigações relacionados aos e decorrentes dos Créditos cedidos, de acordo com os arts. 346, 349 e 350 do Código Civil Brasileiro. 6.6.1. Effects of Trading of Subject Claims. Any purchaser, assignee, or transferee who acquires or receives a Subject Claim from an Adhering Creditor and/or Signatory Creditor shall be deemed, for all purposes and effects, regardless of any further action, to be an Adhering Creditor, subject to all terms and conditions present and arising from this Plan, regardless of the submission of any Adhesion Form, fully substituting the former Subject Creditor in the rights, duties and obligations related to and arising from the assigned Claims, in accordance with arts. 346, 349 and 350 of the Brazilian Civil Code. 6.6.2. Créditos Intercompany. Os Créditos Intercompany, ainda que tenham sua titularidade transferida a terceiros não integrantes do mesmo grupo econômico das Devedoras, permanecerão com o mesmo tratamento conferido aos Créditos Intercompany neste Plano e não integram e não podem integrar o quórum de deliberação e aprovação do Plano, eventuais aditivos, conforme art. 43 e 163, § 3º, inciso II da LFR. 6.6.2. Intercompany Claims. The Intercompany Claims, even if transferred to third parties that are not a part of the same economic group of the Debtors, shall maintain the same treatment provided for Intercompany Claims in this Plan and are not a part and cannot be a part of the quorum for the deliberation and approval of the Plan, any amendments, pursuant to Articles 43 and 163, paragraph 3, item II, of the Brazilian Bankruptcy Law. 6.7. Tributos. Observado o previsto neste Plano, cada Credor Sujeito é responsável por suas obrigações tributárias, regulatórias e administrativas, e deve arcar com todos os custos e despesas relacionados aos seus respectivos atos previstos neste Plano. 6.7. Taxes. Pursuant to this Plan, each Subject Creditor is responsible for their own tax, regulatory and administrative assessments and shall bear all the costs and expenses related to its corresponding acts set forth in this Plan. 6.8. Notificações. Todas as notificações, requerimentos, pedidos e outras comunicações às Devedoras, para serem consideradas eficazes, deverão ser feitas por escrito e serão consideradas realizadas quando enviadas (i) por carta registada, com aviso de recebimento ou courier; ou (ii) por e-mail quando efetivamente entregues, sendo o aviso de leitura válido como prova de entrega e recebimento da mensagem, obrigando-se as 6.8. Notices. All notices, requests, orders and other communications to the Debtors, in order to be considered effective, must be made in writing and shall be deemed to have been made when sent (i) by registered correspondence, with notice of receipt, or courier; or (ii) by e-mail when actually delivered, the reading notice being valid as proof of delivery and receipt of the message, requiring the Debtors to check their messages periodically. Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 42 43 Devedoras a verificar as suas mensagens periodicamente. Todas as comunicações devem ser enviadas para os seguintes endereços, salvo se houver alterações, nos termos da Cláusula 6.8.1 abaixo: Se às Devedoras: E-mail: braskem-ri@braskem.com.br Endereço: Rua Lemos Monteiro, nº 120, 22º andar, São Paulo/ SP, CEP 05501-050 Att.: Departamento Jurídico / Financeiro All communications must be sent to the following addresses, unless there are changes under the terms of Section 6.8.1 below: If to the Debtors: E-mail: braskem-ri@braskem.com.br Address: Rua Lemos Monteiro, n. 120, 22nd floor, São Paulo/ SP, ZIP Code 05501-050 Att.: Legal / Financial Departament 6.8.1. Caso qualquer das Devedoras deseje alterar as informações de contato contidas nos itens da Cláusula 6.8 a respectiva Parte comunicará imediatamente o novo endereço a todas as demais Partes. 6.8.1. In the event that any of the Debtors wishes to change its contact information contained in the items of Section 6.8, the respective Party shall immediately communicate the new address to all other Parties. 6.8.2. Até que, de acordo com a Cláusula 6.8.1 seja comunicada a mudança de endereço, as comunicações e notificações enviadas para o endereço indicado na Cláusula 6.80, ou para o último informado de acordo com a Cláusula 6.8, serão consideradas plenamente válidas e eficazes. 6.8.2. Until, in accordance with Section 6.8.1 notice is given regarding the change of address, communications and notifications sent to the address in Section 6.80, or to the last one informed in accordance with Section 6.8.1, shall be considered fully valid and effective. 6.9. Título Executivo. Este Plano devidamente celebrado por todas as Partes e a Sentença de Homologação do Plano, são títulos executivos nos termos da Lei, e constituem uma obrigação válida, vinculante e exequível para as Devedoras e para os Credores Sujeitos, podendo ser executados, nos seus próprios termos e condições, contra as Devedoras ou contra os Credores Sujeitos, conforme necessário e aplicável, nos termos dos artigos 783 e ss. e 513 e ss. do Código de Processo Civil Brasileiro. 6.9. Enforcement Instrument. This Plan duly executed by all the Parties and the ER Confirmation Order, are enforcement instruments (títulos executivos) under the terms of the Law and constitutes a valid, binding and enforceable obligation for the Debtors and the Subject Creditors and may be enforced, in its own terms and conditions, against the Debtors or against the Subject Creditors, as required and applicable, pursuant to article 783 et seq. and articles 513 et seq. of the Brazilian Code of Civil Procedure. 6.10. Execução Específica. Tendo em vista a natureza das obrigações previstas neste Plano, as Partes reconhecem, em caráter irrevogável e irretratável, que, na hipótese de inadimplemento ou descumprimento dos compromissos ou das obrigações assumidas neste Plano, eventual indenização por perdas e danos não constituirá 6.10. Specific Performance. In view of the nature of the obligations set forth in this Plan, the Parties irrevocably and irreversibly acknowledge that, in the event of default or breach of the covenants, undertakings or obligations assumed herein, any compensation for losses and damages may not constitute sufficient redress, and it is Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 43 44 reparação suficiente, sendo certo que as obrigações e direitos estabelecidos neste Plano poderão ser exigidos por meio de execução específica, nos termos dos arts. 497 e seguintes do Código de Processo Civil Brasileiro, ou por qualquer medida cabível, nos termos da legislação aplicável. certain that the obligations and rights established in this Plan may be enforced through specific performance, pursuant to Articles 497 et seq. of the Brazilian Code of Civil Procedure, or by any other appropriate measure, pursuant to applicable law. 6.11. Legitimidade. As Partes reconhecem e concordam de forma irrevogável que as Devedoras e os Credores Sujeitos possuem legitimidade para exercer e executar todos os direitos, obrigações e remédios estabelecidos e contratados neste Plano. 6.11. Standing. The Parties irrevocably acknowledge and agree that the Debtors and the Subject Creditors shall have standing to exercise and enforce all rights, obligations and remedies set forth under this Plan. 6.12. Irrevogabilidade ou Irretratabilidade. Este Plano é celebrado pelas Partes de forma irrevogável e irretratável, representando um instrumento válido e vinculante em relação às Partes e seus respectivos sucessores, a qualquer título. 6.12. Irrevocability or Irreversibility. This Plan is entered into by the Parties in an irrevocable and irreversible manner, representing a valid and binding instrument in relation to the Parties and their respective successors in any capacity. 6.13. Lei Aplicável. Os direitos, deveres e obrigações decorrentes deste Plano deverão ser regidos, interpretados e executados de acordo com as Leis do Brasil. 6.13. Applicable Law. The rights, duties and obligations arising from this Plan shall be governed by, construed and enforced in accordance with, the Laws of Brazil. 6.14. Jurisdição e Foro. Todas as controvérsias decorrentes e/ou relacionadas ao presente Plano, sua celebração, interpretação ou execução, assim como a sua validade, eficácia e disposições vinculativas correlatas serão resolvidos pelo Juízo da RE, até a Data da Sentença de Homologação do Plano. Após a Data da Sentença de Homologação do Plano, as Partes elegem o foro da cidade de São Paulo, estado de São Paulo, como autoridade exclusiva para resolver quaisquer disputas ou conflitos surgidos entre as Partes em decorrência deste Plano. 6.14. Jurisdiction and Forum. All disputes arising from and/or related to this Plan, its conclusion, interpretation or execution, as well as its validity, effectiveness and binding related provisions, shall be settled by the ER Court, until the ER Confirmation Order Date. After the ER Confirmation Order Date, the Parties elect the jurisdiction of the City of São Paulo, State of São Paulo, as sole authority to resolve any disputes or conflicts arising between the Parties as a result of this Plan. 6.15. Conflito. Este Plano é celebrado em versões em inglês e português. Em caso de conflito de redação entre as versões em português e em inglês, prevalecerá a versão em português. Ainda, em caso de divergência entre as disposições deste Plano e os instrumentos originais dos Créditos Sujeitos, este Plano e seus anexos prevalecerão. 6.15. Conflict. This Plan is executed in both English and Portuguese versions. In the event of any conflict between the wordings of the Portuguese and the English versions, the Portuguese version shall prevail. Also, in the event of any discrepancy between the provisions of this Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 44 45 Plan and the original instruments of the Subject Claims, this Plan and its schedules shall prevail. 6.16. Assinaturas Eletrônicas. Todos os signatários reconhecem que este Plano tem plena validade em formato eletrônico, sendo equiparado a documento físico para todos os efeitos legais, reconhecendo e declarando os signatários que a assinatura deste Plano em meio eletrônico, sem aposição de rubricas, é o meio escolhido de mútuo acordo por todas as Partes como apto a comprovar autoria e integridade do instrumento, e conferir-lhe pleno efeito legal, como se documento físico fosse. Caso as assinaturas eletrônicas sejam realizadas em datas diferentes, será considerada como data da assinatura a data indicada neste Plano. 6.16. Electronic Signatures. All the parties that execute this Plan recognize the validity of the electronic format, equivalent to the physical document for legal purposes, recognizing and declaring that signatures through electronic means, without adding initials to each page, is the means mutually chosen by all Parties to prove the authorship and the integrity of the instrument, conferring to it full legal effect as a physical document. If the electronic signatures are executed on different dates, the date indicated in this Plan shall be considered the signature date. 6.17. Para evitar dúvidas, o fato de determinada ação, operação, estrutura ou conduta não ser expressamente vedada por este Plano não deverá ser interpretado como significando que tal ação, operação, estrutura ou conduta foi aprovada ou consentida por qualquer Credor Signatário ou Credor Aderente. Nada neste Plano, nem qualquer omissão deste Plano, constituirá renúncia ou limitará, de qualquer forma, o direito de quaisquer Devedoras ou de qualquer Credor Sujeito de questionar, impugnar, contestar ou requerer a revisão de qualquer dessas matérias, a qualquer tempo e por quaisquer meios judiciais ou extrajudiciais disponíveis. 6.17. For the avoidance of doubt, the fact that a particular action, transaction, structure, or course of conduct is not expressly prohibited by this Plan shall not be deemed to mean that it is approved, or consented to by any Signatory Creditor or Adhering Creditor. Nothing in this Plan, and no omission from this Plan, shall constitute a waiver of, or otherwise limit, any Debtors’ or Subject Creditor’s right to challenge, object to, dispute, or seek review of any such matter at any time and through any available judicial or extrajudicial means. E, por estarem justas e contratadas, as Partes celebram este Plano, na presença de 2 (duas) testemunhas. And, in witness whereof, the Parties execute this Plan, in the presence of two (2) witnesses. (restante da página intencionalmente deixado em branco / remainder of the page intentionally left in blank) Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 45 46 Página de Assinatura do Plano de Recuperação Extrajudicial datado de 24 de agosto de 2026, protocolado pela Braskem S.A. e Outras BRASKEM S.A. ____________________________________________ Nome: Cargo: ____________________________________________ Nome: Cargo: Signature Page of the Extrajudicial Restructuring Plan dated as of August 24, 2026, filed by Braskem S.A. and Others BRASKEM S.A. ____________________________________________ Name: Position: ____________________________________________ Name: Position: Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Carlos Brandão cfo Carlos Brandão cfo carlos plachta VP Comercial carlos plachta VP Comercial Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 46 47 Página de Assinatura do Plano de Recuperação Extrajudicial datado de 24 de agosto de 2026, protocolado pela Braskem S.A. e Outras BRASKEM NETHERLANDS B.V. ____________________________________________ Nome: Cargo: ____________________________________________ Nome: Cargo: Signature Page of the Extrajudicial Restructuring Plan dated as of August 24, 2026, filed by Braskem S.A. and Others BRASKEM NETHERLANDS B.V. ____________________________________________ Name: Position: ____________________________________________ Name: Position: Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Managing Director Roger Marchioni Managing Director Roger Marchioni Managing Director Managing Director yoithi yoshihara yoithi yoshihara Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 47 48 Página de Assinatura do Plano de Recuperação Extrajudicial datado de 24 de agosto de 2026, protocolado pela Braskem S.A. e Outras BRASKEM NETHERLANDS INC. B.V. ____________________________________________ Nome: Cargo: ____________________________________________ Nome: Cargo: Signature Page of the Extrajudicial Restructuring Plan dated as of August 24, 2026, filed by Braskem S.A. and Others BRASKEM NETHERLANDS INC. B.V. ____________________________________________ Name: Position: ____________________________________________ Name: Position: Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Carlos Brandão cfo cfo Carlos Brandão Managing Director Managing Director yoithi yoshihara yoithi yoshihara Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 48 49 Página de Assinatura do Plano de Recuperação Extrajudicial datado de 24 de agosto de 2026, protocolado pela Braskem S.A. e Outras BRASKEM TRADING & SHIPPING B.V. ____________________________________________ Nome: Cargo: ____________________________________________ Nome: Cargo: Signature Page of the Extrajudicial Restructuring Plan dated as of August 24, 2026, filed by Braskem S.A. and Others BRASKEM TRADING & SHIPPING B.V. ____________________________________________ Name: Position: ____________________________________________ Name: Position: Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Roger Marchioni Managing Director Roger Marchioni Managing Director Managing Director Managing Director yoithi yoshihara yoithi yoshihara Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 49 50 Página de Assinatura do Plano de Recuperação Extrajudicial datado de 24 de agosto de 2026, protocolado pela Braskem S.A. e Outras BRASKEM NETHERLANDS FINANCE B.V. ____________________________________________ Nome: Cargo: ____________________________________________ Nome: Cargo: Signature Page of the Extrajudicial Restructuring Plan dated as of August 24, 2026, filed by Braskem S.A. and Others BRASKEM NETHERLANDS FINANCE B.V. ____________________________________________ Name: Position: ____________________________________________ Name: Position: Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Luiz Gustavo Perrotti Rossato Vp Luiz Gustavo Perrotti Rossato Vp Managing Director Managing Director yoithi yoshihara yoithi yoshihara Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 50 51 Página de Assinatura do Plano de Recuperação Extrajudicial datado de 24 de agosto de 2026, protocolado pela Braskem S.A. e Outras BRASKEM AMERICA FINANCE COMPANY ____________________________________________ Nome: Cargo: ____________________________________________ Nome: Cargo: Signature Page of the Extrajudicial Restructuring Plan dated as of August 24, 2026, filed by Braskem S.A. and Others BRASKEM AMERICA FINANCE COMPANY ____________________________________________ Name: Position: ____________________________________________ Name: Position: Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Carlos Brandão Carlos Brandão cfo cfo carlos plachta VP Comercial VP Comercial carlos plachta Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 51 52 Página de Assinatura do Plano de Recuperação Extrajudicial datado de 24 de agosto de 2026, protocolado pela Braskem S.A. e Outras TESTEMUNHAS: ____________________________________________ Nome: CPF: ____________________________________________ Nome: CPF: Signature Page of the Extrajudicial Restructuring Plan dated as of August 24, 2026, filed by Braskem S.A. and Others WITNESSES: ____________________________________________ Name: ID: ____________________________________________ Name: ID: Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Cristiane Silvestre Cristiane Silvestre 265.924.308-50 265.924.308-50 397.200.108-86 Eduardo Pascowitch Eduardo Pascowitch 397.200.108-86 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 52 53 LISTA DE ANEXOS LIST OF SCHEDULES Referência Documento Reference Document Anexo A Lista de Credores Signatários Schedule A List of Signatory Creditors Anexo C Lista de Credores Sujeitos Schedule C List of Subject Creditors Anexo 1.1.61 Protocolo de Negociações 1.1.61 Negotiation Framework Anexo 2.4 Termo de Adesão Schedule 2.4 Adhesion Term Anexo 2.4.1 Modelo de Declaração de Propriedade de Crédito Sujeito Schedule 2.4.1 Certificate of Holder Form Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 53 Approval Audit History Approver Status Date Comment Version Number Approval Date AMANDA MARIA ALVES DA SILVA Approved 8/24/2026 11:48:00 AM (UTC) 1 8/24/2026 11:48:26 AM (UTC) Docusign Envelope ID: AC317F54-EA5A-8E07-8383-470915823834 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 54 Certificate Of Completion Envelope Id: AC317F54-EA5A-8E07-8383-470915823834 Status: Completed Subject: Projeto Catalyst - PRE Source Envelope: Document Pages: 54 Signatures: 28 Envelope Originator: Certificate Pages: 6 Initials: 0 Braskem AutoNav: Enabled EnvelopeId Stamping: Enabled Time Zone: (UTC) Dublin, Edinburgh, Lisbon, London Savoy Tower 77 Renfrew Street Glasgow, Lanakshire G2 3BZ docusign@braskem.com IP Address: 172.171.232.243 Record Tracking Status: Original 8/24/2026 1:01:19 PM Holder: Braskem docusign@braskem.com Location: DocuSign Signer Events Signature Timestamp Carlos Brandão carlos.brandao@braskem.com cfo Security Level: Email, Account Authentication (None) Signature Adoption: Pre-selected Style Using IP Address: 2804:13c:a13:1300:19fe:2e78:6f4c:1747 Signed using mobile Sent: 8/24/2026 1:18:59 PM Viewed: 8/24/2026 1:20:36 PM Signed: 8/24/2026 1:20:56 PM Electronic Record and Signature Disclosure: Accepted: 7/30/2026 7:40:19 PM ID: 0ecf4ae7-57ce-4317-9c4e-e98b6154ffa0 Company Name: Braskem carlos plachta carlos.plachta@braskem.com VP Comercial Security Level: Email, Account Authentication (None) Signature Adoption: Pre-selected Style Using IP Address: 200.186.19.242 Sent: 8/24/2026 1:19:00 PM Viewed: 8/24/2026 2:00:16 PM Signed: 8/24/2026 2:05:40 PM Electronic Record and Signature Disclosure: Accepted: 8/24/2026 2:00:16 PM ID: 2b72a705-c363-4956-8779-88d7f1d4c9ac Company Name: Braskem Cristiane Silvestre cristiane.silvestre@braskem.com Diretora Jurídica Security Level: Email, Account Authentication (None) Signature Adoption: Pre-selected Style Using IP Address: 191.23.121.159 Sent: 8/24/2026 1:19:03 PM Viewed: 8/24/2026 1:28:06 PM Signed: 8/24/2026 1:28:24 PM Electronic Record and Signature Disclosure: Accepted: 5/29/2020 6:52:18 PM ID: 7044c7fc-96f7-493e-ac4f-61621d855641 Company Name: Braskem Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 55 Signer Events Signature Timestamp Eduardo Pascowitch EDUARDO.PASCOWITCH@BRASKEM.COM Procurador Security Level: Email, Account Authentication (None) Signature Adoption: Uploaded Signature Image Using IP Address: 2804:7f0:849d:8a08:4c30:ca5d:f1c3:3d85 Sent: 8/24/2026 1:19:02 PM Viewed: 8/24/2026 1:24:15 PM Signed: 8/24/2026 1:25:01 PM Electronic Record and Signature Disclosure: Accepted: 11/18/2020 5:52:49 PM ID: 8d1de918-f197-413a-bbc8-94cf9da28d42 Company Name: Braskem Luiz Gustavo Perrotti Rossato luiz.rossato@braskem.com Vp Security Level: Email, Account Authentication (None) Signature Adoption: Pre-selected Style Using IP Address: 2a02:26f7:e530:5808:0:d000:0:1 Signed using mobile Sent: 8/24/2026 1:19:00 PM Viewed: 8/24/2026 1:21:57 PM Signed: 8/24/2026 1:23:13 PM Electronic Record and Signature Disclosure: Accepted: 8/24/2026 1:21:57 PM ID: 9b835d74-ddca-415e-9957-9e6920c813e0 Company Name: Braskem Roger Marchioni roger.marchioni@braskem.com Managing Director Braskem Trade & Shipping B.V. Security Level: Email, Account Authentication (None) Signature Adoption: Pre-selected Style Using IP Address: 213.208.208.114 Sent: 8/24/2026 1:19:01 PM Viewed: 8/24/2026 1:20:02 PM Signed: 8/24/2026 1:24:05 PM Electronic Record and Signature Disclosure: Accepted: 8/24/2026 1:20:02 PM ID: 12c16d07-dd48-429c-a902-8f41bcc1aa27 Company Name: Braskem yoithi yoshihara yoithi.yoshihara@braskem.com Managing Director Braskem Trading and Shipping BV Security Level: Email, Account Authentication (None) Signature Adoption: Pre-selected Style Using IP Address: 213.208.239.34 Sent: 8/24/2026 1:19:02 PM Viewed: 8/24/2026 1:19:17 PM Signed: 8/24/2026 1:33:15 PM Electronic Record and Signature Disclosure: Accepted: 5/15/2020 7:07:11 PM ID: b0ae5790-81a6-4d1c-afcd-5aa890388b6f Company Name: Braskem In Person Signer Events Signature Timestamp Editor Delivery Events Status Timestamp Agent Delivery Events Status Timestamp Intermediary Delivery Events Status Timestamp Certified Delivery Events Status Timestamp Carbon Copy Events Status Timestamp Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 56 Witness Events Signature Timestamp Notary Events Signature Timestamp Envelope Summary Events Status Timestamps Envelope Sent Hashed/Encrypted 8/24/2026 1:19:03 PM Certified Delivered Security Checked 8/24/2026 1:19:17 PM Signing Complete Security Checked 8/24/2026 1:33:15 PM Completed Security Checked 8/24/2026 2:05:40 PM Payment Events Status Timestamps Electronic Record and Signature Disclosure Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 57 ELECTRONIC RECORD AND SIGNATURE DISCLOSURE From time to time, the sending company (we, us or Company) may be required by law to provide to you certain written notices or disclosures. Described below are the terms and conditions for providing to you such notices and disclosures electronically through your DocuSign, Inc. (DocuSign) Express user account. Please read the information below carefully and thoroughly, and if you can access this information electronically to your satisfaction and agree to these terms and conditions, please confirm your agreement by clicking the 'I agree' button at the bottom of this document. Getting paper copies At any time, you may request from us a paper copy of any record provided or made available electronically to you by us. For such copies, as long as you are an authorized user of the DocuSign system you will have the ability to download and print any documents we send to you through your DocuSign user account for a limited period of time (usually 30 days) after such documents are first sent to you. After such time, if you wish for us to send you paper copies of any such documents from our office to you, you will be charged a $0.00 per-page fee. You may request delivery of such paper copies from us by following the procedure described below. Withdrawing your consent If you decide to receive notices and disclosures from us electronically, you may at any time change your mind and tell us that thereafter you want to receive required notices and disclosures only in paper format. How you must inform us of your decision to receive future notices and disclosure in paper format and withdraw your consent to receive notices and disclosures electronically is described below. Consequences of changing your mind If you elect to receive required notices and disclosures only in paper format, it will slow the speed at which we can complete certain steps in transactions with you and delivering services to you because we will need first to send the required notices or disclosures to you in paper format, and then wait until we receive back from you your acknowledgment of your receipt of such paper notices or disclosures. To indicate to us that you are changing your mind, you must withdraw your consent using the DocuSign 'Withdraw Consent' form on the signing page of your DocuSign account. This will indicate to us that you have withdrawn your consent to receive required notices and disclosures electronically from us and you will no longer be able to use your DocuSign Express user account to receive required notices and consents electronically from us or to sign electronically documents from us. All notices and disclosures will be sent to you electronically Unless you tell us otherwise in accordance with the procedures described herein, we will provide electronically to you through your DocuSign user account all required notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you during the course of our relationship with you. To reduce the chance of you inadvertently not receiving any notice or disclosure, we prefer to provide all of the required notices and disclosures to you by the same method and to the same address that you have given us. Thus, you can receive all the disclosures and notices electronically or in paper format through the paper mail delivery system. If you do not agree with this process, please let us know as described below. Please also see the paragraph immediately above that describes the consequences of your electing not to receive delivery of the notices and disclosures electronically from us. How to contact the sending company: Electronic Record and Signature Disclosure created on: 4/16/2020 10:15:53 AM Parties agreed to: Carlos Brandão, carlos plachta, Cristiane Silvestre, Eduardo Pascowitch, Luiz Gustavo Perrotti Rossato , Roger Marchioni, yoithi yoshihara Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 58 You may contact us to let us know of your changes as to how we may contact you electronically, to request paper copies of certain information from us, and to withdraw your prior consent to receive notices and disclosures electronically as follows: To contact us by email send messages to: help@contractpodai.com To advise the sending company of your new e-mail address To let us know of a change in your e-mail address where we should send notices and disclosures electronically to you, you must send an email message to us at help@contractpodai.com and in the body of such request you must state: your previous e-mail address, your new e-mail address. We do not require any other information from you to change your email address.. In addition, you must notify DocuSign, Inc to arrange for your new email address to be reflected in your DocuSign account by following the process for changing e-mail in DocuSign. To request paper copies from the sending company To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an e-mail to help@contractpodai.com and in the body of such request you must state your e-mail address, full name, US Postal address, and telephone number. We will bill you for any fees at that time, if any. To withdraw your consent with the sending company To inform us that you no longer want to receive future notices and disclosures in electronic format you may: i. decline to sign a document from within your DocuSign account, and on the subsequent page, select the check-box indicating you wish to withdraw your consent, or you may; ii. send us an e-mail to help@contractpodai.com and in the body of such request you must state your e-mail, full name, IS Postal Address, telephone number, and account number. We do not need any other information from you to withdraw consent.. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process.. Required hardware and software Operating Systems: Windows2000? or WindowsXP? Browsers (for SENDERS): Internet Explorer 6.0? or above Browsers (for SIGNERS): Internet Explorer 6.0?, Mozilla FireFox 1.0, NetScape 7.2 (or above) Email: Access to a valid email account Screen Resolution: 800 x 600 minimum Enabled Security Settings: Allow per session cookies Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 59 Users accessing the internet behind a Proxy Server must enable HTTP 1.1 settings via proxy connection ** These minimum requirements are subject to change. If these requirements change, we will provide you with an email message at the email address we have on file for you at that time providing you with the revised hardware and software requirements, at which time you will have the right to withdraw your consent. Acknowledging your access and consent to receive materials electronically To confirm to us that you can access this information electronically, which will be similar to other electronic notices and disclosures that we will provide to you, please verify that you were able to read this electronic disclosure and that you also were able to print on paper or electronically save this page for your future reference and access or that you were able to e-mail this disclosure and consent to an address where you will be able to print on paper or save it for your future reference and access. Further, if you consent to receiving notices and disclosures exclusively in electronic format on the terms and conditions described above, please let us know by clicking the 'I agree' button below. By checking the 'I Agree' box, I confirm that: I can access and read this Electronic CONSENT TO ELECTRONIC RECEIPT OF ELECTRONIC RECORD AND SIGNATURE DISCLOSURES document; and I can print on paper the disclosure or save or send the disclosure to a place where I can print it, for future reference and access; and Until or unless I notify the sending company as described above, I consent to receive from exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to me by the sending company during the course of my relationship with you. Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 60 ANEXO A | SCHEDULE A LISTA DE CREDORES SIGNATÁRIOS | LIST OF SIGNATORY CREDITORS Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 61 Consolidado Devedora Principal Credor Signatário? Origem do crédito (Nome e número do contrato que dá lastro ao crédito) Moeda BRL USD Total BRL Convertido % Crédito Votante % Crédito Aderente Acc. BRASKEM NETHERLANDS FINANCE B.V. Grupo Ad Hoc de Bondholders das 4.500% Notes due 2030 dated as of November 01, 2019 Sim 4.500% Notes due 2030 dated as of November 01, 2019 USD - 734.785.509,56 3.793.330.193,12 6,7% 6,7% BRASKEM NETHERLANDS FINANCE B.V. Grupo Ad Hoc de Bondholders das 4.500% Notes due 2028 dated as of October 10, 2017 Sim 4.500% Notes due 2028 dated as of October 10, 2017 USD - 728.081.561,13 3.758.721.059,31 6,7% 13,4% BRASKEM NETHERLANDS FINANCE B.V. Grupo Ad Hoc de Bondholders das 7.250% Notes due 2033 dated as of February 13, 2023 Sim 7.250% Notes due 2033 dated as of February 13, 2023 USD - 605.183.274,87 3.124.258.656,51 5,5% 18,9% BRASKEM NETHERLANDS FINANCE B.V. Grupo Ad Hoc de Bondholders das 8.500% Notes due 2031 dated as of September 12, 2023 Sim 8.500% Notes due 2031 dated as of September 12, 2023 USD - 519.271.524,21 2.680.739.243,73 4,7% 23,7% BRASKEM NETHERLANDS FINANCE B.V. Grupo Ad Hoc de Bondholders das 8.000% Notes due 2034 dated as of October 15, 2024 Sim 8.000% Notes due 2034 dated as of October 15, 2024 USD - 413.283.125,89 2.133.574.137,40 3,8% 27,4% BRASKEM NETHERLANDS FINANCE B.V. Grupo Ad Hoc de Bondholders das 5.875% Notes due 2050 dated as of November 01, 2019 Sim 5.875% Notes due 2050 dated as of November 01, 2019 USD - 232.657.259,71 1.201.093.103,24 2,1% 29,6% BRASKEM NETHERLANDS B.V. BARCLAYS BANK PLC Sim Revolving Credit Facility Agreement dated as of December 13, 2021 USD - 213.642.519,68 1.102.929.507,82 2,0% 31,5% BRASKEM NETHERLANDS FINANCE B.V. Grupo Ad Hoc de Bondholders das Subordinated Resettable Fixed Rate Notes due 2081 dated as of July 23, 2020 Sim Subordinated Resettable Fixed Rate Notes due 2081 dated as of July 23, 2020 USD - 171.130.586,31 883.461.651,84 1,6% 33,1% BRASKEM S.A. Grupo Ad Hoc Sim Export Prepayment Facility Agreement dated as of October 19, 2023 USD - 51.031.746,82 263.451.392,97 0,5% 33,5% BRASKEM AMERICA FINANCE COMPANY Grupo Ad Hoc de Bondholders das 7.125% Notes due 2041 dated as of July 22, 2011 Sim 7.125% Notes due 2041 dated as of July 22, 2011 USD - 77.786.810,28 401.574.408,08 0,7% 34,2% BRASKEM S.A. Grupo Ad Hoc Sim Export Prepayment Facility Agreement dated as of June 27, 2022 USD - 25.547.161,23 131.887.219,84 0,2% 34,5% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2216 - UNCOMMITTED) USD - 56.631.784,08 292.361.585,32 0,5% 35,0% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2359 - COMMITTED FACILITY SANTANDER) USD - 41.084.022,22 212.096.264,70 0,4% 35,4% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2269 - UNCOMMITTED) USD - 35.421.021,43 182.861.023,16 0,3% 35,7% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2365 - COMMITTED FACILITY SANTANDER) USD - 31.674.733,75 163.520.812,98 0,3% 36,0% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2290 - UNCOMMITTED) USD - 31.195.938,27 161.049.031,33 0,3% 36,3% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2253 - UNCOMMITTED) USD - 30.159.282,45 155.697.295,67 0,3% 36,6% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2328 - UNCOMMITTED) USD - 28.411.091,18 146.672.258,20 0,3% 36,8% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2375 - COMMITTED FACILITY SANTANDER) USD - 22.761.719,43 117.507.376,54 0,2% 37,0% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY SANTANDER) USD - 18.393.535,06 94.956.624,76 0,2% 37,2% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 10.989.513,48 56.733.363,34 0,1% 37,3% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2365 - COMMITTED FACILITY SANTANDER) USD - 10.557.083,47 54.500.943,43 0,1% 37,4% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 7.694.128,93 39.720.940,59 0,1% 37,5% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 7.448.279,36 38.451.742,17 0,1% 37,5% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 7.399.369,33 38.199.244,14 0,1% 37,6% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 7.358.756,17 37.989.578,71 0,1% 37,7% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 7.065.183,23 36.474.008,40 0,1% 37,7% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 7.034.571,85 36.315.977,19 0,1% 37,8% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY SANTANDER) USD - 7.009.548,07 36.186.791,91 0,1% 37,8% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 6.896.099,62 35.601.114,26 0,1% 37,9% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 6.614.435,91 34.147.025,37 0,1% 38,0% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 6.341.050,17 32.735.671,49 0,1% 38,0% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 6.267.033,70 32.353.561,47 0,1% 38,1% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 6.267.033,70 32.353.561,47 0,1% 38,1% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 6.042.004,02 31.191.845,75 0,1% 38,2% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 6.042.004,02 31.191.845,75 0,1% 38,3% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 5.761.312,34 29.742.774,93 0,1% 38,3% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 5.731.142,45 29.587.022,88 0,1% 38,4% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 5.692.999,33 29.390.109,04 0,1% 38,4% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 5.636.381,12 29.097.817,52 0,1% 38,5% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 5.263.553,90 27.173.097,03 0,0% 38,5% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 5.224.008,07 26.968.941,66 0,0% 38,6% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 5.155.169,38 26.613.561,93 0,0% 38,6% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 5.155.169,38 26.613.561,93 0,0% 38,7% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 4.998.470,86 25.804.605,81 0,0% 38,7% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 4.881.466,22 25.200.569,34 0,0% 38,7% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 4.881.466,22 25.200.569,34 0,0% 38,8% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 4.749.899,80 24.521.357,73 0,0% 38,8% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 4.641.790,52 23.963.243,57 0,0% 38,9% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 4.225.730,13 21.815.331,78 0,0% 38,9% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 4.182.861,54 21.594.022,69 0,0% 39,0% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 3.914.369,94 20.207.934,79 0,0% 39,0% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 3.891.201,18 20.088.326,10 0,0% 39,0% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 3.823.512,51 19.738.883,31 0,0% 39,1% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 3.794.685,41 19.590.063,43 0,0% 39,1% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 3.762.781,03 19.425.357,07 0,0% 39,1% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 3.762.781,03 19.425.357,07 0,0% 39,2% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 3.696.624,54 19.083.824,18 0,0% 39,2% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 3.661.890,07 18.904.507,48 0,0% 39,2% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 3.617.444,45 18.675.056,99 0,0% 39,3% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 3.503.132,59 18.084.922,01 0,0% 39,3% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 3.369.573,95 17.395.425,50 0,0% 39,3% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 3.369.573,95 17.395.425,50 0,0% 39,4% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 3.248.042,77 16.768.020,82 0,0% 39,4% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 3.248.042,77 16.768.020,82 0,0% 39,4% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 2.892.998,31 14.935.103,80 0,0% 39,4% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 2.869.669,41 14.814.668,34 0,0% 39,5% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 2.159.878,28 11.150.371,63 0,0% 39,5% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 2.159.878,28 11.150.371,63 0,0% 39,5% Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 62 BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2364 - COMMITTED FACILITY SANTANDER) USD - 1.914.139,81 9.881.746,77 0,0% 39,5% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2364 - COMMITTED FACILITY SANTANDER) USD - 1.685.117,06 8.699.416,80 0,0% 39,5% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 1.682.039,30 8.683.527,87 0,0% 39,6% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 1.671.721,18 8.630.260,57 0,0% 39,6% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 1.163.438,19 6.006.249,64 0,0% 39,6% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 1.134.655,02 5.857.656,53 0,0% 39,6% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 902.622,59 4.659.789,12 0,0% 39,6% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 805.704,94 4.159.451,77 0,0% 39,6% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 649.253,17 3.351.769,46 0,0% 39,6% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 558.973,01 2.885.698,17 0,0% 39,6% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 530.410,03 2.738.241,79 0,0% 39,6% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 498.615,79 2.574.103,99 0,0% 39,6% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 366.113,64 1.890.061,67 0,0% 39,6% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 333.061,48 1.719.429,89 0,0% 39,6% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 317.541,45 1.639.307,72 0,0% 39,6% Subtotal Créditos Aderentes - 4.336.301.210,93 22.386.155.001,41 39,6% 39,6% BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON Não 4.500% Notes due 2030 dated as of November 01, 2019 USD - 795.726.115,44 4.107.936.070,95 7,3% 7,3% BRASKEM NETHERLANDS B.V. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK (ADMINISTRATIVE AGENT) Não Revolving Credit Facility Agreement dated as of December 13, 2021 USD - 758.622.839,33 3.916.390.408,04 6,9% 14,2% BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON Não 5.875% Notes due 2050 dated as of November 01, 2019 USD - 541.944.302,79 2.797.787.463,16 5,0% 19,2% BRASKEM AMERICA FINANCE COMPANY THE BANK OF NEW YORK MELLON Não 7.125% Notes due 2041 dated as of July 22, 2011 USD - 511.498.497,41 2.640.610.992,86 4,7% 23,8% BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON Não 4.500% Notes due 2028 dated as of October 10, 2017 USD - 477.112.928,38 2.463.095.492,74 4,4% 28,2% BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON Não 8.000% Notes due 2034 dated as of October 15, 2024 USD - 460.705.763,00 2.378.393.501,49 4,2% 32,4% BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON Não 7.250% Notes due 2033 dated as of February 13, 2023 USD - 432.879.225,13 2.234.738.999,74 4,0% 36,4% BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON Não 8.500% Notes due 2031 dated as of September 12, 2023 USD - 374.680.559,13 1.934.288.386,48 3,4% 39,8% BRASKEM S.A. PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS Não Instrumento Particular de Escritura da 18a Emissão de Debêntures Simples dated as of November 09, 2022 BRL 1.153.333.278,50 - 1.153.333.278,50 2,0% 41,8% BRASKEM S.A. PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS Não Instrumento Particular de Escritura da 16a Emissão de Debêntures Simples dated as of May 11, 2022 BRL 789.540.964,01 - 789.540.964,01 1,4% 43,2% BRASKEM S.A. ECO SECURITIZADORA DE DIREITOS CREDITÓRIOS DO AGRONEGÓCIO S.A. Não Contrato de Certificados de Recebíveis do Agronegócio dated as of October 27, 2021 BRL 737.630.891,08 - 737.630.891,08 1,3% 44,5% BRASKEM S.A. ITAU UNIBANCO S.A. Não Cédula de Produto Rural Financeira dated as of June 19, 2023 BRL 478.035.070,40 - 478.035.070,40 0,8% 45,4% BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON Não Subordinated Resettable Fixed Rate Notes due 2081 dated as of July 23, 2020 USD - 84.512.905,03 436.297.872,22 0,8% 46,2% BRASKEM S.A. BANCO SAFRA S.A. Não Cédula/Nota de Crédito à Exportação dated as off July 20, 2022 BRL 357.195.000,48 - 357.195.000,48 0,6% 46,8% BRASKEM S.A. BANCO INBURSA, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO INBURSA Não Equity Support Agreement - TQPM USD - 64.179.023,00 331.324.206,24 0,6% 47,4% BRASKEM S.A. KFW IPEX-BANK GMBH Não Export Prepayment Facility Agreement dated as of October 18, 2023 USD - 51.117.125,90 263.892.162,48 0,5% 47,8% BRASKEM NETHERLANDS FINANCE B.V. ING BANK N.V., TOKYO BRANCH Não Nexi Loan Agreement dated as of August 4, 2020 USD - 50.620.929,53 261.330.548,67 0,5% 48,3% BRASKEM NETHERLANDS FINANCE B.V. BNP PARIBAS - ACTING THROUGH ITS TOKYO BRANCH Não Nexi Loan Agreement dated as of August 4, 2020 USD - 50.620.929,53 261.330.548,67 0,5% 48,8% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Export Prepayment Facility Agreement dated as of June 10, 2022 USD - 50.489.077,15 260.649.860,80 0,5% 49,2% BRASKEM S.A. PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS Não Instrumento Particular de Escritura da 16a Emissão de Debêntures Simples dated as of May 11, 2022 BRL 255.084.025,79 - 255.084.025,79 0,5% 49,7% BRASKEM NETHERLANDS B.V. BANCO SANTANDER, S.A. Não SACE Covered Facility Agreement dated as of November 26, 2018 USD - 49.268.470,67 254.348.479,85 0,5% 50,1% BRASKEM S.A. BANCO SAFRA S.A. Não Cédula de Crédito Bancário no 62.158.411-8 dated as of December 26, 2018 BRL 222.659.561,67 - 222.659.561,67 0,4% 50,5% BRASKEM S.A. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Não Export Prepayment Facility Agreement dated as of June 13, 2022 USD - 40.407.612,37 208.604.298,84 0,4% 50,9% BRASKEM TRADING & SHIPPING B.V. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Não Carta de Crédito (Feedstock nº 2276 - UNCOMMITTED) USD - 34.280.073,61 176.970.880,02 0,3% 51,2% BRASKEM S.A. ECO SECURITIZADORA DE DIREITOS CREDITÓRIOS DO AGRONEGÓCIO S.A. Não Contrato de Certificados de Recebíveis do Agronegócio dated as of October 27, 2021 BRL 176.469.966,51 - 176.469.966,51 0,3% 51,5% BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2247 - UNCOMMITTED) USD - 33.116.886,75 170.965.927,87 0,3% 51,8% BRASKEM S.A. KFW IPEX-BANK GMBH Não Equity Support Agreement - TQPM USD - 32.089.511,50 165.662.103,12 0,3% 52,1% BRASKEM TRADING & SHIPPING B.V. BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. Não Carta de Crédito (Feedstock nº 2261 - UNCOMMITTED) USD - 28.191.113,35 145.536.622,65 0,3% 52,4% BRASKEM NETHERLANDS FINANCE B.V. BNP PARIBAS FORTIS SA/NV Não SACE Covered Facility Agreement dated as of December 10, 2019 USD - 26.507.754,00 136.846.280,03 0,2% 52,6% BRASKEM NETHERLANDS FINANCE B.V. BANCO SANTANDER, S.A. Não SACE Covered Facility Agreement dated as of December 10, 2019 USD - 26.507.754,00 136.846.280,03 0,2% 52,9% BRASKEM S.A. MIZUHO BANK, LTD. Não Equity Support Agreement - TQPM USD - 25.682.084,50 132.583.761,23 0,2% 53,1% BRASKEM S.A. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Não Equity Support Agreement - TQPM USD - 25.682.084,50 132.583.761,23 0,2% 53,3% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION Não Export Prepayment Facility Agreement dated as of June 27, 2022 USD - 25.547.161,23 131.887.219,84 0,2% 53,6% BRASKEM NETHERLANDS B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não SACE Covered Facility Agreement dated as of November 26, 2018 USD - 25.380.727,32 131.028.004,77 0,2% 53,8% BRASKEM TRADING & SHIPPING B.V. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Não Carta de Crédito (Feedstock nº 2268 - COMMITTED FACILITY CA-CIB) USD - 22.181.978,93 114.514.466,20 0,2% 54,0% BRASKEM S.A. PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS Não Instrumento Particular de Escritura da 18a Emissão de Debêntures Simples dated as of November 09, 2022 BRL 100.646.333,45 - 100.646.333,45 0,2% 54,2% BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2220 - UNCOMMITTED) USD - 18.474.729,23 95.375.789,65 0,2% 54,3% BRASKEM S.A. ING BANK N.V., DUBLIN BRANCH Não Equity Support Agreement - TQPM USD - 18.401.711,00 94.998.833,04 0,2% 54,5% BRASKEM TRADING & SHIPPING B.V. BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. Não Carta de Crédito (Feedstock nº 2270 - UNCOMMITTED) USD - 17.514.132,66 90.416.709,84 0,2% 54,7% BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2208 - UNCOMMITTED) USD - 17.160.542,57 88.591.300,99 0,2% 54,8% BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2270 - UNCOMMITTED) USD - 14.844.180,71 76.633.082,92 0,1% 55,0% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 11.033.493,79 56.960.411,68 0,1% 55,1% BRASKEM S.A. DEG – DEUTSCHE INVESTITIONS – UND ENTWICKLUNGSGESELLSCHAFT MBH Não Equity Support Agreement - TQPM USD - 8.554.875,50 44.164.544,77 0,1% 55,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 7.735.919,96 39.936.686,80 0,1% 55,2% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 7.399.369,33 38.199.244,14 0,1% 55,3% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 7.399.369,33 38.199.244,14 0,1% 55,4% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 7.385.702,13 38.128.687,24 0,1% 55,4% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 7.089.147,70 36.597.725,00 0,1% 55,5% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 7.059.984,29 36.447.168,92 0,1% 55,5% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 6.955.407,17 35.907.289,49 0,1% 55,6% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 6.920.716,69 35.728.199,89 0,1% 55,7% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 6.638.699,42 34.272.285,74 0,1% 55,7% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 6.363.490,07 32.851.517,47 0,1% 55,8% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 6.333.593,91 32.697.178,55 0,1% 55,9% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 6.267.033,70 32.353.561,47 0,1% 55,9% Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 63 BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 6.074.922,07 31.361.785,17 0,1% 56,0% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 6.044.232,41 31.203.349,84 0,1% 56,0% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 6.042.004,02 31.191.845,75 0,1% 56,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 5.891.966,39 30.417.276,51 0,1% 56,1% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 5.731.142,45 29.587.022,88 0,1% 56,2% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 5.731.142,45 29.587.022,88 0,1% 56,2% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 5.679.483,78 29.320.335,01 0,1% 56,3% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 5.636.381,12 29.097.817,52 0,1% 56,3% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 5.636.381,12 29.097.817,52 0,1% 56,4% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 5.494.756,74 28.366.681,67 0,1% 56,4% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 5.494.756,74 28.366.681,67 0,1% 56,5% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 5.494.756,74 28.366.681,67 0,1% 56,5% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 5.387.273,90 27.811.801,50 0,0% 56,6% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 5.298.198,25 27.351.948,47 0,0% 56,6% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 5.224.008,07 26.968.941,66 0,0% 56,7% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 5.224.008,07 26.968.941,66 0,0% 56,7% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 5.197.385,16 26.831.500,87 0,0% 56,8% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 5.155.169,38 26.613.561,93 0,0% 56,8% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 5.027.129,74 25.952.557,30 0,0% 56,9% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 4.916.497,01 25.381.415,82 0,0% 56,9% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 4.910.567,59 25.350.805,16 0,0% 57,0% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 4.881.466,22 25.200.569,34 0,0% 57,0% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 4.845.859,22 25.016.748,22 0,0% 57,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 4.776.589,09 24.659.141,18 0,0% 57,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 4.658.034,64 24.047.103,82 0,0% 57,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 4.588.578,24 23.688.535,18 0,0% 57,2% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 4.241.380,81 21.896.128,41 0,0% 57,2% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 4.231.770,91 21.846.517,32 0,0% 57,3% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 4.203.157,13 21.698.798,69 0,0% 57,3% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 4.047.315,89 20.894.268,29 0,0% 57,3% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 3.891.201,18 20.088.326,10 0,0% 57,4% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 3.891.201,18 20.088.326,10 0,0% 57,4% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 3.885.850,77 20.060.704,62 0,0% 57,4% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 3.869.014,52 19.973.787,45 0,0% 57,5% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 3.847.064,46 19.860.470,29 0,0% 57,5% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 3.847.064,46 19.860.470,29 0,0% 57,5% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 3.847.064,46 19.860.470,29 0,0% 57,6% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 3.794.685,41 19.590.063,43 0,0% 57,6% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 3.794.685,41 19.590.063,43 0,0% 57,6% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 3.792.854,79 19.580.612,85 0,0% 57,7% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 3.762.781,03 19.425.357,07 0,0% 57,7% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 3.762.781,03 19.425.357,07 0,0% 57,8% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 3.699.684,66 19.099.622,07 0,0% 57,8% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 3.679.378,08 18.994.789,36 0,0% 57,8% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 3.679.378,08 18.994.789,36 0,0% 57,9% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 3.679.378,08 18.994.789,36 0,0% 57,9% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 3.661.890,07 18.904.507,48 0,0% 57,9% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 3.661.890,07 18.904.507,48 0,0% 58,0% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 3.657.729,11 18.883.026,53 0,0% 58,0% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 3.637.939,75 18.780.863,96 0,0% 58,0% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 3.633.774,68 18.759.361,81 0,0% 58,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 3.567.004,29 18.414.659,62 0,0% 58,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 3.537.587,39 18.262.794,89 0,0% 58,1% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 3.532.591,61 18.237.004,20 0,0% 58,2% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 3.532.591,61 18.237.004,20 0,0% 58,2% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 3.532.591,61 18.237.004,20 0,0% 58,2% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 3.523.886,22 18.192.062,62 0,0% 58,2% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 3.517.285,93 18.157.988,60 0,0% 58,3% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 3.517.285,93 18.157.988,60 0,0% 58,3% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 3.517.285,93 18.157.988,60 0,0% 58,3% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 3.487.577,59 18.004.619,32 0,0% 58,4% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 3.448.049,81 17.800.557,13 0,0% 58,4% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 3.448.049,81 17.800.557,13 0,0% 58,4% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 3.448.049,81 17.800.557,13 0,0% 58,5% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 3.442.176,66 17.770.237,03 0,0% 58,5% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 3.402.529,05 17.565.556,23 0,0% 58,5% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 3.369.573,95 17.395.425,50 0,0% 58,6% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 3.307.217,95 17.073.512,69 0,0% 58,6% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 3.307.217,95 17.073.512,69 0,0% 58,6% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 3.307.217,95 17.073.512,69 0,0% 58,7% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 3.277.348,67 16.919.312,52 0,0% 58,7% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 3.248.042,77 16.768.020,82 0,0% 58,7% Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 64 BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 3.170.525,08 16.367.835,74 0,0% 58,7% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 3.170.525,08 16.367.835,74 0,0% 58,8% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 3.170.525,08 16.367.835,74 0,0% 58,8% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 3.167.399,51 16.351.699,97 0,0% 58,8% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 3.136.926,55 16.194.383,33 0,0% 58,9% BRASKEM TRADING & SHIPPING B.V. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Não Carta de Crédito (Feedstock nº 2329 - COMMITTED FACILITY CA-CIB) USD - 3.132.193,99 16.169.951,46 0,0% 58,9% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 3.053.160,21 15.761.939,57 0,0% 58,9% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 3.021.002,01 15.595.922,88 0,0% 58,9% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 2.869.669,41 14.814.668,34 0,0% 59,0% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 2.869.669,41 14.814.668,34 0,0% 59,0% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 2.865.571,22 14.793.511,44 0,0% 59,0% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 2.818.190,56 14.548.908,76 0,0% 59,0% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 2.749.158,97 14.192.533,20 0,0% 59,1% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 2.747.378,37 14.183.340,83 0,0% 59,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 2.697.489,25 13.925.788,24 0,0% 59,1% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 2.612.444,89 13.486.746,75 0,0% 59,1% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 2.612.004,04 13.484.470,83 0,0% 59,2% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 2.577.584,69 13.306.780,97 0,0% 59,2% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 2.552.984,79 13.179.783,96 0,0% 59,2% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 2.499.235,43 12.902.302,91 0,0% 59,2% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 2.499.235,43 12.902.302,91 0,0% 59,3% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 2.499.235,43 12.902.302,91 0,0% 59,3% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 2.440.733,11 12.600.284,67 0,0% 59,3% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 2.374.949,90 12.260.678,87 0,0% 59,3% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 2.374.949,90 12.260.678,87 0,0% 59,4% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 2.374.949,90 12.260.678,87 0,0% 59,4% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 2.324.151,57 11.998.432,48 0,0% 59,4% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 2.320.895,26 11.981.621,79 0,0% 59,4% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 2.320.895,26 11.981.621,79 0,0% 59,4% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 2.320.895,26 11.981.621,79 0,0% 59,5% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 2.300.573,85 11.876.712,48 0,0% 59,5% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 2.180.911,13 11.258.953,70 0,0% 59,5% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 2.159.878,28 11.150.371,63 0,0% 59,5% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 2.112.865,06 10.907.665,89 0,0% 59,5% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 2.112.865,06 10.907.665,89 0,0% 59,6% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 2.112.865,06 10.907.665,89 0,0% 59,6% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 2.091.430,77 10.797.011,34 0,0% 59,6% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 2.091.430,77 10.797.011,34 0,0% 59,6% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 2.091.430,77 10.797.011,34 0,0% 59,6% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 2.030.285,59 10.481.349,34 0,0% 59,7% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 1.989.594,45 10.271.281,34 0,0% 59,7% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 1.945.600,59 10.044.163,05 0,0% 59,7% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 1.926.722,93 9.946.707,11 0,0% 59,7% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 1.923.532,23 9.930.235,15 0,0% 59,7% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 1.897.342,71 9.795.031,71 0,0% 59,7% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 1.883.437,73 9.723.247,28 0,0% 59,8% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 1.839.689,04 9.497.394,68 0,0% 59,8% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 1.830.945,03 9.452.253,74 0,0% 59,8% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 1.808.722,23 9.337.528,49 0,0% 59,8% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 1.808.722,23 9.337.528,49 0,0% 59,8% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 1.808.722,23 9.337.528,49 0,0% 59,8% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 1.766.295,81 9.118.502,10 0,0% 59,9% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 1.758.642,96 9.078.994,30 0,0% 59,9% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 1.751.566,30 9.042.461,00 0,0% 59,9% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 1.751.566,30 9.042.461,00 0,0% 59,9% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 1.751.566,30 9.042.461,00 0,0% 59,9% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 1.724.024,90 8.900.278,57 0,0% 59,9% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 1.684.786,97 8.697.712,75 0,0% 60,0% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 1.671.721,18 8.630.260,57 0,0% 60,0% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 1.671.721,18 8.630.260,57 0,0% 60,0% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 1.653.608,98 8.536.756,34 0,0% 60,0% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 1.624.021,39 8.384.010,41 0,0% 60,0% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 1.585.262,54 8.183.917,87 0,0% 60,0% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 1.571.417,91 8.112.444,94 0,0% 60,0% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 1.434.834,71 7.407.334,17 0,0% 60,1% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 1.249.617,71 6.451.151,45 0,0% 60,1% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 1.187.474,95 6.130.339,43 0,0% 60,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 1.169.085,62 6.035.404,53 0,0% 60,1% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 1.160.447,63 5.990.810,89 0,0% 60,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 1.140.877,04 5.889.777,74 0,0% 60,1% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 1.079.939,14 5.575.185,82 0,0% 60,1% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 1.056.432,53 5.453.832,94 0,0% 60,1% Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 65 BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 1.045.715,38 5.398.505,67 0,0% 60,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 906.996,30 4.682.368,40 0,0% 60,1% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 904.361,11 4.668.764,25 0,0% 60,2% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 875.783,15 4.521.230,50 0,0% 60,2% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 835.860,59 4.315.130,29 0,0% 60,2% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 810.425,38 4.183.821,00 0,0% 60,2% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 652.156,40 3.366.757,40 0,0% 60,2% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 639.891,00 3.303.437,30 0,0% 60,2% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 624.060,26 3.221.711,09 0,0% 60,2% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 581.719,09 3.003.124,82 0,0% 60,2% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 581.719,09 3.003.124,82 0,0% 60,2% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 581.719,09 3.003.124,82 0,0% 60,2% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 567.327,51 2.928.828,26 0,0% 60,2% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 567.327,51 2.928.828,26 0,0% 60,2% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 567.327,51 2.928.828,26 0,0% 60,2% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 561.196,92 2.897.179,10 0,0% 60,2% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 532.689,87 2.750.011,46 0,0% 60,2% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 501.194,23 2.587.415,22 0,0% 60,2% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 496.442,42 2.562.884,01 0,0% 60,2% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 451.311,29 2.329.894,56 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 451.311,29 2.329.894,56 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 451.311,29 2.329.894,56 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 443.137,72 2.287.698,48 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 402.852,47 2.079.725,89 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 402.852,47 2.079.725,89 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 402.852,47 2.079.725,89 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 367.821,84 1.898.880,25 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 357.089,24 1.843.473,21 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 334.306,34 1.725.856,48 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 324.626,58 1.675.884,73 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 324.626,58 1.675.884,73 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 324.626,58 1.675.884,73 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 318.550,57 1.644.517,32 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 307.435,16 1.587.133,99 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 291.725,52 1.506.032,98 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 290.859,55 1.501.562,41 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 283.663,75 1.464.414,13 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 279.486,51 1.442.849,08 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 279.486,51 1.442.849,08 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 279.486,51 1.442.849,08 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 274.238,68 1.415.757,20 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 265.205,02 1.369.120,90 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 265.205,02 1.369.120,90 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 265.205,02 1.369.120,90 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 249.307,89 1.287.052,00 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 249.307,89 1.287.052,00 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 249.307,89 1.287.052,00 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 225.655,65 1.164.947,28 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 201.426,24 1.039.862,94 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 201.362,50 1.039.533,92 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 183.183,81 945.686,44 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 183.056,82 945.030,83 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 183.056,82 945.030,83 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 183.056,82 945.030,83 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 174.647,80 901.619,25 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 166.530,74 859.714,95 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 166.530,74 859.714,95 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 166.530,74 859.714,95 0,0% 60,3% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 162.313,29 837.942,37 0,0% 60,4% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 158.770,72 819.653,86 0,0% 60,4% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 158.770,72 819.653,86 0,0% 60,4% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 158.770,72 819.653,86 0,0% 60,4% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 139.743,25 721.424,54 0,0% 60,4% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 132.602,51 684.560,45 0,0% 60,4% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 124.653,95 643.526,00 0,0% 60,4% BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH Não Carta de Crédito (Fee under the Revolving LC Issuance Agreement - SBLC Facility) USD - 94.522,80 487.973,96 0,0% 60,4% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 91.528,41 472.515,42 0,0% 60,4% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 83.265,37 429.857,47 0,0% 60,4% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 79.385,36 409.826,93 0,0% 60,4% Subtotal Créditos Não Aderentes 4.270.595.091,89 5.776.277.787,34 34.090.629.169,03 60,4% 60,4% Total de Créditos 4.270.595.091,89 10.112.578.998,27 56.476.784.170,44 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 66 Braskem S.A. Devedora Principal Credor Signatário? Origem do crédito (Nome e número do contrato que dá lastro ao crédito) Moeda BRL USD Total BRL Convertido % Crédito Votante % Crédito Aderente Acc. BRASKEM S.A. Grupo Ad Hoc de Bondholders das PCG 4.500% Notes due 2030 dated as of November 01, 2019 Sim PCG 4.500% Notes due 2030 dated as of November 01, 2019 USD - 734.785.509,56 3.793.330.193,12 6,7% 6,7% BRASKEM S.A. Grupo Ad Hoc de Bondholders das PCG 4.500% Notes due 2028 dated as of October 10, 2017 Sim PCG 4.500% Notes due 2028 dated as of October 10, 2017 USD - 728.081.561,13 3.758.721.059,31 6,7% 13,4% BRASKEM S.A. Grupo Ad Hoc de Bondholders das PCG 7.250% Notes due 2033 dated as of February 13, 2023 Sim PCG 7.250% Notes due 2033 dated as of February 13, 2023 USD - 605.183.274,87 3.124.258.656,51 5,5% 18,9% BRASKEM S.A. Grupo Ad Hoc de Bondholders das PCG 8.500% Notes due 2031 dated as of September 12, 2023 Sim PCG 8.500% Notes due 2031 dated as of September 12, 2023 USD - 519.271.524,21 2.680.739.243,73 4,7% 23,7% BRASKEM S.A. Grupo Ad Hoc de Bondholders das PCG 8.000% Notes due 2034 dated as of October 15, 2024 Sim PCG 8.000% Notes due 2034 dated as of October 15, 2024 USD - 413.283.125,89 2.133.574.137,40 3,8% 27,4% BRASKEM S.A. Grupo Ad Hoc de Bondholders das PCG 5.875% Notes due 2050 dated as of November 01, 2019 Sim PCG 5.875% Notes due 2050 dated as of November 01, 2019 USD - 232.657.259,71 1.201.093.103,24 2,1% 29,6% BRASKEM S.A. BARCLAYS BANK PLC Sim PCG Revolving Credit Facility Agreement dated as of December 13, 2021 USD - 213.642.519,68 1.102.929.507,82 2,0% 31,5% BRASKEM S.A. Grupo Ad Hoc de Bondholders das PCG Subordinated Resettable Fixed Rate Notes due 2081 dated as of July 23, 2020 Sim PCG Subordinated Resettable Fixed Rate Notes due 2081 dated as of July 23, 2020 USD - 171.130.586,31 883.461.651,84 1,6% 33,1% BRASKEM S.A. Grupo Ad Hoc Sim Export Prepayment Facility Agreement dated as of October 19, 2023 USD - 51.031.746,82 263.451.392,97 0,5% 33,5% BRASKEM S.A. Grupo Ad Hoc de Bondholders das PCG 7.125% Notes due 2041 dated as of July 22, 2011 Sim PCG 7.125% Notes due 2041 dated as of July 22, 2011 USD - 77.786.810,28 401.574.408,08 0,7% 34,2% BRASKEM S.A. Grupo Ad Hoc Sim Export Prepayment Facility Agreement dated as of June 27, 2022 USD - 25.547.161,23 131.887.219,84 0,2% 34,5% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2216 - UNCOMMITTED) USD - 56.631.784,08 292.361.585,32 0,5% 35,0% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2359 - COMMITTED FACILITY SANTANDER) USD - 41.084.022,22 212.096.264,70 0,4% 35,4% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2269 - UNCOMMITTED) USD - 35.421.021,43 182.861.023,16 0,3% 35,7% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2365 - COMMITTED FACILITY SANTANDER) USD - 31.674.733,75 163.520.812,98 0,3% 36,0% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2290 - UNCOMMITTED) USD - 31.195.938,27 161.049.031,33 0,3% 36,3% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2253 - UNCOMMITTED) USD - 30.159.282,45 155.697.295,67 0,3% 36,6% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2328 - UNCOMMITTED) USD - 28.411.091,18 146.672.258,20 0,3% 36,8% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2375 - COMMITTED FACILITY SANTANDER) USD - 22.761.719,43 117.507.376,54 0,2% 37,0% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY SANTANDER) USD - 18.393.535,06 94.956.624,76 0,2% 37,2% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 10.989.513,48 56.733.363,34 0,1% 37,3% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2365 - COMMITTED FACILITY SANTANDER) USD - 10.557.083,47 54.500.943,43 0,1% 37,4% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 7.694.128,93 39.720.940,59 0,1% 37,5% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 7.448.279,36 38.451.742,17 0,1% 37,5% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 7.399.369,33 38.199.244,14 0,1% 37,6% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 7.358.756,17 37.989.578,71 0,1% 37,7% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 7.065.183,23 36.474.008,40 0,1% 37,7% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 7.034.571,85 36.315.977,19 0,1% 37,8% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY SANTANDER) USD - 7.009.548,07 36.186.791,91 0,1% 37,8% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 6.896.099,62 35.601.114,26 0,1% 37,9% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 6.614.435,91 34.147.025,37 0,1% 38,0% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 6.341.050,17 32.735.671,49 0,1% 38,0% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 6.267.033,70 32.353.561,47 0,1% 38,1% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 6.267.033,70 32.353.561,47 0,1% 38,1% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 6.042.004,02 31.191.845,75 0,1% 38,2% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 6.042.004,02 31.191.845,75 0,1% 38,3% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 5.761.312,34 29.742.774,93 0,1% 38,3% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 5.731.142,45 29.587.022,88 0,1% 38,4% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 5.692.999,33 29.390.109,04 0,1% 38,4% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 5.636.381,12 29.097.817,52 0,1% 38,5% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 5.263.553,90 27.173.097,03 0,0% 38,5% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 5.224.008,07 26.968.941,66 0,0% 38,6% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 5.155.169,38 26.613.561,93 0,0% 38,6% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 5.155.169,38 26.613.561,93 0,0% 38,7% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 4.998.470,86 25.804.605,81 0,0% 38,7% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 4.881.466,22 25.200.569,34 0,0% 38,7% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 4.881.466,22 25.200.569,34 0,0% 38,8% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 4.749.899,80 24.521.357,73 0,0% 38,8% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 4.641.790,52 23.963.243,57 0,0% 38,9% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 4.225.730,13 21.815.331,78 0,0% 38,9% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 4.182.861,54 21.594.022,69 0,0% 39,0% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 3.914.369,94 20.207.934,79 0,0% 39,0% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 3.891.201,18 20.088.326,10 0,0% 39,0% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 3.823.512,51 19.738.883,31 0,0% 39,1% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 3.794.685,41 19.590.063,43 0,0% 39,1% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 3.762.781,03 19.425.357,07 0,0% 39,1% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 3.762.781,03 19.425.357,07 0,0% 39,2% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 3.696.624,54 19.083.824,18 0,0% 39,2% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 3.661.890,07 18.904.507,48 0,0% 39,2% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 3.617.444,45 18.675.056,99 0,0% 39,3% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 3.503.132,59 18.084.922,01 0,0% 39,3% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 3.369.573,95 17.395.425,50 0,0% 39,3% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 3.369.573,95 17.395.425,50 0,0% 39,4% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 3.248.042,77 16.768.020,82 0,0% 39,4% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 3.248.042,77 16.768.020,82 0,0% 39,4% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 2.892.998,31 14.935.103,80 0,0% 39,4% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 2.869.669,41 14.814.668,34 0,0% 39,5% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 2.159.878,28 11.150.371,63 0,0% 39,5% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 2.159.878,28 11.150.371,63 0,0% 39,5% Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 67 BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2364 - COMMITTED FACILITY SANTANDER) USD - 1.914.139,81 9.881.746,77 0,0% 39,5% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2364 - COMMITTED FACILITY SANTANDER) USD - 1.685.117,06 8.699.416,80 0,0% 39,5% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 1.682.039,30 8.683.527,87 0,0% 39,6% BRASKEM S.A. CITIBANK, N.A. Sim PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 1.671.721,18 8.630.260,57 0,0% 39,6% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 1.163.438,19 6.006.249,64 0,0% 39,6% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 1.134.655,02 5.857.656,53 0,0% 39,6% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 902.622,59 4.659.789,12 0,0% 39,6% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 805.704,94 4.159.451,77 0,0% 39,6% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 649.253,17 3.351.769,46 0,0% 39,6% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 558.973,01 2.885.698,17 0,0% 39,6% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 530.410,03 2.738.241,79 0,0% 39,6% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 498.615,79 2.574.103,99 0,0% 39,6% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 366.113,64 1.890.061,67 0,0% 39,6% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 333.061,48 1.719.429,89 0,0% 39,6% BRASKEM S.A. BANCO SANTANDER, S.A. Sim PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 317.541,45 1.639.307,72 0,0% 39,6% Subtotal Créditos Aderentes - 4.336.301.210,93 22.386.155.001,41 39,6% 39,6% BRASKEM S.A. THE BANK OF NEW YORK MELLON Não PCG 4.500% Notes due 2030 dated as of November 01, 2019 USD - 795.726.115,44 4.107.936.070,95 7,3% 7,3% BRASKEM S.A. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK (ADMINISTRATIVE AGENT) Não PCG Revolving Credit Facility Agreement dated as of December 13, 2021 USD - 758.622.839,33 3.916.390.408,04 6,9% 14,2% BRASKEM S.A. THE BANK OF NEW YORK MELLON Não PCG 5.875% Notes due 2050 dated as of November 01, 2019 USD - 541.944.302,79 2.797.787.463,16 5,0% 19,2% BRASKEM S.A. THE BANK OF NEW YORK MELLON Não PCG 7.125% Notes due 2041 dated as of July 22, 2011 USD - 511.498.497,41 2.640.610.992,86 4,7% 23,8% BRASKEM S.A. THE BANK OF NEW YORK MELLON Não PCG 4.500% Notes due 2028 dated as of October 10, 2017 USD - 477.112.928,38 2.463.095.492,74 4,4% 28,2% BRASKEM S.A. THE BANK OF NEW YORK MELLON Não PCG 8.000% Notes due 2034 dated as of October 15, 2024 USD - 460.705.763,00 2.378.393.501,49 4,2% 32,4% BRASKEM S.A. THE BANK OF NEW YORK MELLON Não PCG 7.250% Notes due 2033 dated as of February 13, 2023 USD - 432.879.225,13 2.234.738.999,74 4,0% 36,4% BRASKEM S.A. THE BANK OF NEW YORK MELLON Não PCG 8.500% Notes due 2031 dated as of September 12, 2023 USD - 374.680.559,13 1.934.288.386,48 3,4% 39,8% BRASKEM S.A. PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS Não Instrumento Particular de Escritura da 18a Emissão de Debêntures Simples dated as of November 09, 2022 BRL 1.153.333.278,50 - 1.153.333.278,50 2,0% 41,8% BRASKEM S.A. PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS Não Instrumento Particular de Escritura da 16a Emissão de Debêntures Simples dated as of May 11, 2022 BRL 789.540.964,01 - 789.540.964,01 1,4% 43,2% BRASKEM S.A. ECO SECURITIZADORA DE DIREITOS CREDITÓRIOS DO AGRONEGÓCIO S.A. Não Contrato de Certificados de Recebíveis do Agronegócio dated as of October 27, 2021 BRL 737.630.891,08 - 737.630.891,08 1,3% 44,5% BRASKEM S.A. ITAU UNIBANCO S.A. Não Cédula de Produto Rural Financeira dated as of June 19, 2023 BRL 478.035.070,40 - 478.035.070,40 0,8% 45,4% BRASKEM S.A. THE BANK OF NEW YORK MELLON Não PCG Subordinated Resettable Fixed Rate Notes due 2081 dated as of July 23, 2020 USD - 84.512.905,03 436.297.872,22 0,8% 46,2% BRASKEM S.A. BANCO SAFRA S.A. Não Cédula/Nota de Crédito à Exportação dated as off July 20, 2022 BRL 357.195.000,48 - 357.195.000,48 0,6% 46,8% BRASKEM S.A. BANCO INBURSA, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO INBURSA Não Equity Support Agreement - TQPM USD - 64.179.023,00 331.324.206,24 0,6% 47,4% BRASKEM S.A. KFW IPEX-BANK GMBH Não Export Prepayment Facility Agreement dated as of October 18, 2023 USD - 51.117.125,90 263.892.162,48 0,5% 47,8% BRASKEM S.A. ING BANK N.V., TOKYO BRANCH Não PCG Nexi Loan Agreement dated as of August 4, 2020 USD - 50.620.929,53 261.330.548,67 0,5% 48,3% BRASKEM S.A. BNP PARIBAS - ACTING THROUGH ITS TOKYO BRANCH Não PCG Nexi Loan Agreement dated as of August 4, 2020 USD - 50.620.929,53 261.330.548,67 0,5% 48,8% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Export Prepayment Facility Agreement dated as of June 10, 2022 USD - 50.489.077,15 260.649.860,80 0,5% 49,2% BRASKEM S.A. PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS Não Instrumento Particular de Escritura da 16a Emissão de Debêntures Simples dated as of May 11, 2022 BRL 255.084.025,79 - 255.084.025,79 0,5% 49,7% BRASKEM S.A. BANCO SANTANDER, S.A. Não PCG SACE Covered Facility Agreement dated as of November 26, 2018 USD - 49.268.470,67 254.348.479,85 0,5% 50,1% BRASKEM S.A. BANCO SAFRA S.A. Não Cédula de Crédito Bancário no 62.158.411-8 dated as of December 26, 2018 BRL 222.659.561,67 - 222.659.561,67 0,4% 50,5% BRASKEM S.A. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Não Export Prepayment Facility Agreement dated as of June 13, 2022 USD - 40.407.612,37 208.604.298,84 0,4% 50,9% BRASKEM S.A. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Não PCG Carta de Crédito (Feedstock nº 2276 - UNCOMMITTED) USD - 34.280.073,61 176.970.880,02 0,3% 51,2% BRASKEM S.A. ECO SECURITIZADORA DE DIREITOS CREDITÓRIOS DO AGRONEGÓCIO S.A. Não Contrato de Certificados de Recebíveis do Agronegócio dated as of October 27, 2021 BRL 176.469.966,51 - 176.469.966,51 0,3% 51,5% BRASKEM S.A. BNP PARIBAS, S.A. - NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2247 - UNCOMMITTED) USD - 33.116.886,75 170.965.927,87 0,3% 51,8% BRASKEM S.A. KFW IPEX-BANK GMBH Não Equity Support Agreement - TQPM USD - 32.089.511,50 165.662.103,12 0,3% 52,1% BRASKEM S.A. BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. Não PCG Carta de Crédito (Feedstock nº 2261 - UNCOMMITTED) USD - 28.191.113,35 145.536.622,65 0,3% 52,4% BRASKEM S.A. BNP PARIBAS FORTIS SA/NV Não PCG SACE Covered Facility Agreement dated as of December 10, 2019 USD - 26.507.754,00 136.846.280,03 0,2% 52,6% BRASKEM S.A. BANCO SANTANDER, S.A. Não PCG SACE Covered Facility Agreement dated as of December 10, 2019 USD - 26.507.754,00 136.846.280,03 0,2% 52,9% BRASKEM S.A. MIZUHO BANK, LTD. Não Equity Support Agreement - TQPM USD - 25.682.084,50 132.583.761,23 0,2% 53,1% BRASKEM S.A. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Não Equity Support Agreement - TQPM USD - 25.682.084,50 132.583.761,23 0,2% 53,3% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION Não Export Prepayment Facility Agreement dated as of June 27, 2022 USD - 25.547.161,23 131.887.219,84 0,2% 53,6% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG SACE Covered Facility Agreement dated as of November 26, 2018 USD - 25.380.727,32 131.028.004,77 0,2% 53,8% BRASKEM S.A. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Não PCG Carta de Crédito (Feedstock nº 2268 - COMMITTED FACILITY CA-CIB) USD - 22.181.978,93 114.514.466,20 0,2% 54,0% BRASKEM S.A. PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS Não Instrumento Particular de Escritura da 18a Emissão de Debêntures Simples dated as of November 09, 2022 BRL 100.646.333,45 - 100.646.333,45 0,2% 54,2% BRASKEM S.A. BNP PARIBAS, S.A. - NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2220 - UNCOMMITTED) USD - 18.474.729,23 95.375.789,65 0,2% 54,3% BRASKEM S.A. ING BANK N.V., DUBLIN BRANCH Não Equity Support Agreement - TQPM USD - 18.401.711,00 94.998.833,04 0,2% 54,5% BRASKEM S.A. BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. Não PCG Carta de Crédito (Feedstock nº 2270 - UNCOMMITTED) USD - 17.514.132,66 90.416.709,84 0,2% 54,7% BRASKEM S.A. BNP PARIBAS, S.A. - NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2208 - UNCOMMITTED) USD - 17.160.542,57 88.591.300,99 0,2% 54,8% BRASKEM S.A. BNP PARIBAS, S.A. - NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2270 - UNCOMMITTED) USD - 14.844.180,71 76.633.082,92 0,1% 55,0% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 11.033.493,79 56.960.411,68 0,1% 55,1% BRASKEM S.A. DEG – DEUTSCHE INVESTITIONS – UND ENTWICKLUNGSGESELLSCHAFT MBH Não Equity Support Agreement - TQPM USD - 8.554.875,50 44.164.544,77 0,1% 55,1% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 7.735.919,96 39.936.686,80 0,1% 55,2% BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 7.399.369,33 38.199.244,14 0,1% 55,3% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 7.399.369,33 38.199.244,14 0,1% 55,4% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 7.385.702,13 38.128.687,24 0,1% 55,4% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 7.089.147,70 36.597.725,00 0,1% 55,5% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 7.059.984,29 36.447.168,92 0,1% 55,5% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 6.955.407,17 35.907.289,49 0,1% 55,6% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 6.920.716,69 35.728.199,89 0,1% 55,7% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 6.638.699,42 34.272.285,74 0,1% 55,7% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 6.363.490,07 32.851.517,47 0,1% 55,8% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 6.333.593,91 32.697.178,55 0,1% 55,9% BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 6.267.033,70 32.353.561,47 0,1% 55,9% Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 68 BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 6.074.922,07 31.361.785,17 0,1% 56,0% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 6.044.232,41 31.203.349,84 0,1% 56,0% BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 6.042.004,02 31.191.845,75 0,1% 56,1% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 5.891.966,39 30.417.276,51 0,1% 56,1% BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 5.731.142,45 29.587.022,88 0,1% 56,2% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 5.731.142,45 29.587.022,88 0,1% 56,2% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 5.679.483,78 29.320.335,01 0,1% 56,3% BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 5.636.381,12 29.097.817,52 0,1% 56,3% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 5.636.381,12 29.097.817,52 0,1% 56,4% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 5.494.756,74 28.366.681,67 0,1% 56,4% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 5.494.756,74 28.366.681,67 0,1% 56,5% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 5.494.756,74 28.366.681,67 0,1% 56,5% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 5.387.273,90 27.811.801,50 0,0% 56,6% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 5.298.198,25 27.351.948,47 0,0% 56,6% BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 5.224.008,07 26.968.941,66 0,0% 56,7% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 5.224.008,07 26.968.941,66 0,0% 56,7% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 5.197.385,16 26.831.500,87 0,0% 56,8% BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 5.155.169,38 26.613.561,93 0,0% 56,8% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 5.027.129,74 25.952.557,30 0,0% 56,9% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 4.916.497,01 25.381.415,82 0,0% 56,9% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 4.910.567,59 25.350.805,16 0,0% 57,0% BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 4.881.466,22 25.200.569,34 0,0% 57,0% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 4.845.859,22 25.016.748,22 0,0% 57,1% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 4.776.589,09 24.659.141,18 0,0% 57,1% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 4.658.034,64 24.047.103,82 0,0% 57,1% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 4.588.578,24 23.688.535,18 0,0% 57,2% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 4.241.380,81 21.896.128,41 0,0% 57,2% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 4.231.770,91 21.846.517,32 0,0% 57,3% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 4.203.157,13 21.698.798,69 0,0% 57,3% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 4.047.315,89 20.894.268,29 0,0% 57,3% BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 3.891.201,18 20.088.326,10 0,0% 57,4% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 3.891.201,18 20.088.326,10 0,0% 57,4% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 3.885.850,77 20.060.704,62 0,0% 57,4% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 3.869.014,52 19.973.787,45 0,0% 57,5% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 3.847.064,46 19.860.470,29 0,0% 57,5% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 3.847.064,46 19.860.470,29 0,0% 57,5% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 3.847.064,46 19.860.470,29 0,0% 57,6% BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 3.794.685,41 19.590.063,43 0,0% 57,6% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 3.794.685,41 19.590.063,43 0,0% 57,6% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 3.792.854,79 19.580.612,85 0,0% 57,7% BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 3.762.781,03 19.425.357,07 0,0% 57,7% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 3.762.781,03 19.425.357,07 0,0% 57,8% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 3.699.684,66 19.099.622,07 0,0% 57,8% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 3.679.378,08 18.994.789,36 0,0% 57,8% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 3.679.378,08 18.994.789,36 0,0% 57,9% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 3.679.378,08 18.994.789,36 0,0% 57,9% BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 3.661.890,07 18.904.507,48 0,0% 57,9% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 3.661.890,07 18.904.507,48 0,0% 58,0% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 3.657.729,11 18.883.026,53 0,0% 58,0% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 3.637.939,75 18.780.863,96 0,0% 58,0% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 3.633.774,68 18.759.361,81 0,0% 58,1% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 3.567.004,29 18.414.659,62 0,0% 58,1% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 3.537.587,39 18.262.794,89 0,0% 58,1% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 3.532.591,61 18.237.004,20 0,0% 58,2% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 3.532.591,61 18.237.004,20 0,0% 58,2% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 3.532.591,61 18.237.004,20 0,0% 58,2% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 3.523.886,22 18.192.062,62 0,0% 58,2% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 3.517.285,93 18.157.988,60 0,0% 58,3% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 3.517.285,93 18.157.988,60 0,0% 58,3% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 3.517.285,93 18.157.988,60 0,0% 58,3% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 3.487.577,59 18.004.619,32 0,0% 58,4% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 3.448.049,81 17.800.557,13 0,0% 58,4% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 3.448.049,81 17.800.557,13 0,0% 58,4% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 3.448.049,81 17.800.557,13 0,0% 58,5% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 3.442.176,66 17.770.237,03 0,0% 58,5% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 3.402.529,05 17.565.556,23 0,0% 58,5% BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 3.369.573,95 17.395.425,50 0,0% 58,6% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 3.307.217,95 17.073.512,69 0,0% 58,6% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 3.307.217,95 17.073.512,69 0,0% 58,6% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 3.307.217,95 17.073.512,69 0,0% 58,7% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 3.277.348,67 16.919.312,52 0,0% 58,7% BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 3.248.042,77 16.768.020,82 0,0% 58,7% Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 69 BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 3.170.525,08 16.367.835,74 0,0% 58,7% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 3.170.525,08 16.367.835,74 0,0% 58,8% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 3.170.525,08 16.367.835,74 0,0% 58,8% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 3.167.399,51 16.351.699,97 0,0% 58,8% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 3.136.926,55 16.194.383,33 0,0% 58,9% BRASKEM S.A. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Não PCG Carta de Crédito (Feedstock nº 2329 - COMMITTED FACILITY CA-CIB) USD - 3.132.193,99 16.169.951,46 0,0% 58,9% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 3.053.160,21 15.761.939,57 0,0% 58,9% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 3.021.002,01 15.595.922,88 0,0% 58,9% BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 2.869.669,41 14.814.668,34 0,0% 59,0% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 2.869.669,41 14.814.668,34 0,0% 59,0% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 2.865.571,22 14.793.511,44 0,0% 59,0% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 2.818.190,56 14.548.908,76 0,0% 59,0% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 2.749.158,97 14.192.533,20 0,0% 59,1% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 2.747.378,37 14.183.340,83 0,0% 59,1% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 2.697.489,25 13.925.788,24 0,0% 59,1% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 2.612.444,89 13.486.746,75 0,0% 59,1% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 2.612.004,04 13.484.470,83 0,0% 59,2% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 2.577.584,69 13.306.780,97 0,0% 59,2% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 2.552.984,79 13.179.783,96 0,0% 59,2% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 2.499.235,43 12.902.302,91 0,0% 59,2% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 2.499.235,43 12.902.302,91 0,0% 59,3% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 2.499.235,43 12.902.302,91 0,0% 59,3% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 2.440.733,11 12.600.284,67 0,0% 59,3% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 2.374.949,90 12.260.678,87 0,0% 59,3% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 2.374.949,90 12.260.678,87 0,0% 59,4% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 2.374.949,90 12.260.678,87 0,0% 59,4% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 2.324.151,57 11.998.432,48 0,0% 59,4% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 2.320.895,26 11.981.621,79 0,0% 59,4% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 2.320.895,26 11.981.621,79 0,0% 59,4% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 2.320.895,26 11.981.621,79 0,0% 59,5% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 2.300.573,85 11.876.712,48 0,0% 59,5% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 2.180.911,13 11.258.953,70 0,0% 59,5% BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 2.159.878,28 11.150.371,63 0,0% 59,5% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 2.112.865,06 10.907.665,89 0,0% 59,5% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 2.112.865,06 10.907.665,89 0,0% 59,6% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 2.112.865,06 10.907.665,89 0,0% 59,6% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 2.091.430,77 10.797.011,34 0,0% 59,6% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 2.091.430,77 10.797.011,34 0,0% 59,6% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 2.091.430,77 10.797.011,34 0,0% 59,6% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 2.030.285,59 10.481.349,34 0,0% 59,7% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 1.989.594,45 10.271.281,34 0,0% 59,7% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 1.945.600,59 10.044.163,05 0,0% 59,7% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 1.926.722,93 9.946.707,11 0,0% 59,7% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 1.923.532,23 9.930.235,15 0,0% 59,7% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 1.897.342,71 9.795.031,71 0,0% 59,7% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 1.883.437,73 9.723.247,28 0,0% 59,8% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 1.839.689,04 9.497.394,68 0,0% 59,8% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 1.830.945,03 9.452.253,74 0,0% 59,8% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 1.808.722,23 9.337.528,49 0,0% 59,8% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 1.808.722,23 9.337.528,49 0,0% 59,8% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 1.808.722,23 9.337.528,49 0,0% 59,8% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 1.766.295,81 9.118.502,10 0,0% 59,9% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 1.758.642,96 9.078.994,30 0,0% 59,9% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 1.751.566,30 9.042.461,00 0,0% 59,9% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 1.751.566,30 9.042.461,00 0,0% 59,9% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 1.751.566,30 9.042.461,00 0,0% 59,9% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 1.724.024,90 8.900.278,57 0,0% 59,9% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 1.684.786,97 8.697.712,75 0,0% 60,0% BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 1.671.721,18 8.630.260,57 0,0% 60,0% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 1.671.721,18 8.630.260,57 0,0% 60,0% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 1.653.608,98 8.536.756,34 0,0% 60,0% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 1.624.021,39 8.384.010,41 0,0% 60,0% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 1.585.262,54 8.183.917,87 0,0% 60,0% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 1.571.417,91 8.112.444,94 0,0% 60,0% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 1.434.834,71 7.407.334,17 0,0% 60,1% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 1.249.617,71 6.451.151,45 0,0% 60,1% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 1.187.474,95 6.130.339,43 0,0% 60,1% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 1.169.085,62 6.035.404,53 0,0% 60,1% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 1.160.447,63 5.990.810,89 0,0% 60,1% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 1.140.877,04 5.889.777,74 0,0% 60,1% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 1.079.939,14 5.575.185,82 0,0% 60,1% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 1.056.432,53 5.453.832,94 0,0% 60,1% Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 70 BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 1.045.715,38 5.398.505,67 0,0% 60,1% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 906.996,30 4.682.368,40 0,0% 60,1% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 904.361,11 4.668.764,25 0,0% 60,2% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 875.783,15 4.521.230,50 0,0% 60,2% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 835.860,59 4.315.130,29 0,0% 60,2% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 810.425,38 4.183.821,00 0,0% 60,2% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 652.156,40 3.366.757,40 0,0% 60,2% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 639.891,00 3.303.437,30 0,0% 60,2% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 624.060,26 3.221.711,09 0,0% 60,2% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 581.719,09 3.003.124,82 0,0% 60,2% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 581.719,09 3.003.124,82 0,0% 60,2% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 581.719,09 3.003.124,82 0,0% 60,2% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 567.327,51 2.928.828,26 0,0% 60,2% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 567.327,51 2.928.828,26 0,0% 60,2% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 567.327,51 2.928.828,26 0,0% 60,2% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 561.196,92 2.897.179,10 0,0% 60,2% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 532.689,87 2.750.011,46 0,0% 60,2% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 501.194,23 2.587.415,22 0,0% 60,2% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 496.442,42 2.562.884,01 0,0% 60,2% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 451.311,29 2.329.894,56 0,0% 60,3% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 451.311,29 2.329.894,56 0,0% 60,3% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 451.311,29 2.329.894,56 0,0% 60,3% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 443.137,72 2.287.698,48 0,0% 60,3% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 402.852,47 2.079.725,89 0,0% 60,3% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 402.852,47 2.079.725,89 0,0% 60,3% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 402.852,47 2.079.725,89 0,0% 60,3% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 367.821,84 1.898.880,25 0,0% 60,3% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 357.089,24 1.843.473,21 0,0% 60,3% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 334.306,34 1.725.856,48 0,0% 60,3% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 324.626,58 1.675.884,73 0,0% 60,3% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 324.626,58 1.675.884,73 0,0% 60,3% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 324.626,58 1.675.884,73 0,0% 60,3% BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 318.550,57 1.644.517,32 0,0% 60,3% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 307.435,16 1.587.133,99 0,0% 60,3% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 291.725,52 1.506.032,98 0,0% 60,3% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 290.859,55 1.501.562,41 0,0% 60,3% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 283.663,75 1.464.414,13 0,0% 60,3% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 279.486,51 1.442.849,08 0,0% 60,3% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 279.486,51 1.442.849,08 0,0% 60,3% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 279.486,51 1.442.849,08 0,0% 60,3% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 274.238,68 1.415.757,20 0,0% 60,3% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 265.205,02 1.369.120,90 0,0% 60,3% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 265.205,02 1.369.120,90 0,0% 60,3% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 265.205,02 1.369.120,90 0,0% 60,3% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 249.307,89 1.287.052,00 0,0% 60,3% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 249.307,89 1.287.052,00 0,0% 60,3% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 249.307,89 1.287.052,00 0,0% 60,3% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 225.655,65 1.164.947,28 0,0% 60,3% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 201.426,24 1.039.862,94 0,0% 60,3% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 201.362,50 1.039.533,92 0,0% 60,3% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 183.183,81 945.686,44 0,0% 60,3% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 183.056,82 945.030,83 0,0% 60,3% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 183.056,82 945.030,83 0,0% 60,3% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 183.056,82 945.030,83 0,0% 60,3% BRASKEM S.A. KFW IPEX-BANK GMBH Não PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 174.647,80 901.619,25 0,0% 60,3% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 166.530,74 859.714,95 0,0% 60,3% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 166.530,74 859.714,95 0,0% 60,3% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 166.530,74 859.714,95 0,0% 60,3% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 162.313,29 837.942,37 0,0% 60,4% BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 158.770,72 819.653,86 0,0% 60,4% BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 158.770,72 819.653,86 0,0% 60,4% BRASKEM S.A. NATIXIS, NEW YORK BRANCH Não PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 158.770,72 819.653,86 0,0% 60,4% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 139.743,25 721.424,54 0,0% 60,4% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 132.602,51 684.560,45 0,0% 60,4% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 124.653,95 643.526,00 0,0% 60,4% BRASKEM S.A. BNP PARIBAS, S.A. - NEW YORK BRANCH Não PCG Carta de Crédito (Fee under the Revolving LC Issuance Agreement - SBLC Facility) USD - 94.522,80 487.973,96 0,0% 60,4% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 91.528,41 472.515,42 0,0% 60,4% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 83.265,37 429.857,47 0,0% 60,4% BRASKEM S.A. STANDARD CHARTERED BANK Não PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 79.385,36 409.826,93 0,0% 60,4% Subtotal Créditos Não Aderentes 4.270.595.091,89 5.776.277.787,34 34.090.629.169,03 60,4% 60,4% BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 541 EXPORT PRE PAYMENT USD - 547.074.597,50 2.824.272.609,59 N/A N/A Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 71 BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 598 EXPORT PRE PAYMENT USD - 299.000.929,83 1.543.592.300,25 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 642 EXPORT PRE PAYMENT USD - 294.464.922,06 1.520.175.160,13 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 721 INTERCOMPANY LOAN USD - 288.579.626,39 1.489.792.321,24 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 722 INTERCOMPANY LOAN USD - 287.789.430,56 1.485.712.935,27 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 590 EXPORT PRE PAYMENT USD - 285.109.872,31 1.471.879.715,80 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 596 EXPORT PRE PAYMENT USD - 284.869.000,00 1.470.636.212,50 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 588 EXPORT PRE PAYMENT USD - 284.434.073,33 1.468.390.903,57 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 594 EXPORT PRE PAYMENT USD - 284.298.375,00 1.467.690.360,94 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 592 EXPORT PRE PAYMENT USD - 284.215.270,83 1.467.261.335,66 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 574 EXPORT PRE PAYMENT USD - 276.908.850,83 1.429.541.942,41 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 576 EXPORT PRE PAYMENT USD - 276.836.350,91 1.429.167.661,57 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 583 EXPORT PRE PAYMENT USD - 276.462.693,33 1.427.238.654,32 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 586 EXPORT PRE PAYMENT USD - 275.509.732,38 1.422.318.993,41 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 580 EXPORT PRE PAYMENT USD - 275.487.990,08 1.422.206.748,79 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 584 EXPORT PRE PAYMENT USD - 275.456.870,86 1.422.046.095,81 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 3 EUROBONDS USD - 254.792.777,78 1.315.367.715,29 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 527 EXPORT PRE PAYMENT USD - 253.538.559,20 1.308.892.811,87 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 694/727 EXPORT PRE PAYMENT USD - 226.569.466,77 1.169.664.872,20 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 688 EXPORT PRE PAYMENT USD - 226.253.345,68 1.168.032.897,07 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 686 EXPORT PRE PAYMENT USD - 226.192.359,87 1.167.718.057,83 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 689 EXPORT PRE PAYMENT USD - 225.945.663,33 1.166.444.486,94 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 695 EXPORT PRE PAYMENT USD - 225.143.426,51 1.162.302.939,36 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 704 EXPORT PRE PAYMENT USD - 223.818.055,20 1.155.460.709,97 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 702 EXPORT PRE PAYMENT USD - 223.365.755,83 1.153.125.714,47 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 539 EXPORT PRE PAYMENT USD - 212.526.657,83 1.097.168.871,05 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 723 INTERCOMPANY LOAN USD - 172.470.685,00 890.379.911,31 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 706 EXPORT PRE PAYMENT USD - 168.051.231,23 867.564.481,22 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 703 EXPORT PRE PAYMENT USD - 167.934.778,65 866.963.294,78 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS B.V. N/A 732 EUROBONDS USD - 159.931.076,67 825.644.183,31 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 708 EXPORT PRE PAYMENT USD - 140.087.977,29 723.204.182,76 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 692 EXPORT PRE PAYMENT USD - 136.852.557,52 706.501.328,20 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 545 EXPORT PRE PAYMENT USD - 115.450.688,87 596.014.181,29 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 711 EXPORT PRE PAYMENT USD - 111.693.600,00 576.618.210,00 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 713 EXPORT PRE PAYMENT USD - 111.565.213,89 575.955.416,71 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 715 EXPORT PRE PAYMENT USD - 111.191.365,00 574.025.421,81 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 717 EXPORT PRE PAYMENT USD - 111.128.691,11 573.701.867,86 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 719 EXPORT PRE PAYMENT USD - 79.283.734,53 409.302.279,51 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 658 EXPORT PRE PAYMENT USD - 50.180.171,33 259.055.134,49 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130409750 USD - 42.551.972,17 219.674.556,33 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130391262 USD - 38.963.125,60 201.147.135,91 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130408422 USD - 37.220.572,17 192.151.203,83 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130393981 USD - 37.191.286,01 192.000.014,05 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130402589 USD - 35.204.958,90 181.745.600,32 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130400160 USD - 33.099.415,73 170.875.733,71 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130400448 USD - 32.960.671,42 170.159.466,23 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 399 EXPORT PRE PAYMENT USD - 30.029.498,23 155.027.284,61 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130409827 USD - 27.575.702,08 142.359.562,01 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130408842 USD - 27.163.941,95 140.233.850,32 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130408841 USD - 27.163.940,96 140.233.845,21 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130394471 USD - 26.875.324,98 138.743.865,20 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130388932 USD - 26.833.467,27 138.527.774,78 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130389969 USD - 25.040.095,44 129.269.492,71 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130403170 USD - 24.658.822,89 127.301.173,15 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130399958 USD - 23.839.939,22 123.073.686,22 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130405487 USD - 23.570.845,33 121.684.489,03 N/A N/A BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. N/A 678 EXPORT PRE PAYMENT USD - 23.548.313,16 121.568.166,69 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130391943 USD - 23.417.499,18 120.892.839,52 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130389104 USD - 22.523.627,21 116.278.225,47 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130394325 USD - 22.169.428,24 114.449.673,29 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130394327 USD - 21.593.409,96 111.475.978,91 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130394737 USD - 21.442.492,42 110.696.867,11 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130391264 USD - 20.875.784,21 107.771.235,96 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130397082 USD - 20.467.227,25 105.662.060,67 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130395593 USD - 20.233.509,01 104.455.490,28 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130405219 USD - 20.200.110,36 104.283.069,71 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130409826 USD - 19.494.011,37 100.637.833,70 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130407830 USD - 19.192.660,59 99.082.110,28 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130406041 USD - 18.873.363,13 97.433.737,16 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130406040 USD - 18.873.362,47 97.433.733,75 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130402792 USD - 18.636.654,79 96.211.730,35 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130405210 USD - 17.907.781,91 92.448.924,12 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130405209 USD - 17.907.781,91 92.448.924,12 N/A N/A Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 72 BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130398102 USD - 17.886.167,11 92.337.337,71 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130398104 USD - 17.886.165,86 92.337.331,26 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130391263 USD - 17.080.185,01 88.176.455,10 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130402791 USD - 17.069.149,38 88.119.483,66 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130403082 USD - 16.615.449,62 85.777.258,67 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130403081 USD - 16.615.447,76 85.777.249,08 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130405075 USD - 16.054.643,81 82.882.098,67 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130405074 USD - 16.054.643,81 82.882.098,67 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130407829 USD - 15.504.347,45 80.041.193,70 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130401942 USD - 15.171.164,87 78.321.138,62 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130401943 USD - 15.171.164,87 78.321.138,62 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130391889 USD - 14.828.416,25 76.551.698,89 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130394330 USD - 14.396.985,42 74.324.437,21 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130409751 USD - 14.183.991,38 73.224.855,50 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130394738 USD - 13.739.647,43 70.930.929,88 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130389967 USD - 13.522.462,09 69.809.710,54 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130388931 USD - 11.355.356,81 58.622.029,53 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130405220 USD - 11.350.534,72 58.597.135,51 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130403171 USD - 9.726.177,95 50.211.393,65 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130394473 USD - 8.881.878,83 45.852.699,46 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130407831 USD - 8.472.716,65 43.740.399,73 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130409828 USD - 8.215.792,57 42.414.029,12 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130391888 USD - 7.412.987,85 38.269.549,78 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130397083 USD - 5.634.569,39 29.088.464,48 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130405221 USD - 4.452.425,43 22.985.646,28 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130399954 USD - 4.143.538,89 21.391.019,52 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130401935 USD - 3.903.643,93 20.152.561,79 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130398112 USD - 3.695.895,35 19.080.059,74 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130391258 USD - 3.228.109,74 16.665.116,53 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130405492 USD - 3.144.427,26 16.233.105,73 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130393220 USD - 3.115.904,10 16.085.854,92 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130408201 USD - 2.878.515,42 14.860.335,86 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130397366 USD - 2.621.082,25 13.531.337,12 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130397365 USD - 2.507.418,86 12.944.549,86 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130403278 USD - 2.300.215,45 11.874.862,26 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130400270 USD - 2.260.381,61 11.669.220,06 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130405493 USD - 2.191.994,76 11.316.172,95 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130403274 USD - 2.126.895,41 10.980.097,55 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130408200 USD - 1.919.411,44 9.908.961,56 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130393218 USD - 1.868.721,98 9.647.277,22 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130393219 USD - 1.589.149,42 8.203.983,88 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130408202 USD - 1.343.671,50 6.936.704,12 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130403273 USD - 1.305.857,51 6.741.489,40 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130391257 USD - 1.276.594,36 6.590.418,38 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130401944 USD - 670.128,63 3.459.539,08 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130397364 USD - 593.486,11 3.063.872,04 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130405494 USD - 506.563,85 2.615.135,88 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130391259 USD - 350.430,51 1.809.097,51 N/A N/A BRASKEM S.A BRASKEM TRADING & SHIPPING B.V N/A FEEDSTOCK INVOICE 2130400269 USD - 239.262,07 1.235.190,44 N/A N/A Subtotal Créditos Intercompany - 9.974.830.795,54 51.495.063.981,97 Total de Créditos - 20.087.409.793,81 107.971.848.152,41 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 73 Braskem Netherlands B.V. Devedora Principal Credor Signatário? Origem do crédito (Nome e número do contrato que dá lastro ao crédito) Moeda BRL USD Total BRL Convertido % Crédito Votante % Crédito Aderente Acc. BRASKEM NETHERLANDS B.V. BARCLAYS BANK PLC Sim Revolving Credit Facility Agreement dated as of December 13, 2021 USD - 213.642.519,68 1.102.929.507,82 20,4% 20,4% Subtotal Créditos Aderentes - 213.642.519,68 1.102.929.507,82 20,4% 20,4% BRASKEM NETHERLANDS B.V. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK (ADMINISTRATIVE AGENT) Não Revolving Credit Facility Agreement dated as of December 13, 2021 USD - 758.622.839,33 3.916.390.408,04 72,5% 72,5% BRASKEM NETHERLANDS B.V. BANCO SANTANDER, S.A. Não SACE Covered Facility Agreement dated as of November 26, 2018 USD - 49.268.470,67 254.348.479,85 4,7% 77,2% BRASKEM NETHERLANDS B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não SACE Covered Facility Agreement dated as of November 26, 2018 USD - 25.380.727,32 131.028.004,77 2,4% 79,6% Subtotal Créditos Não Aderentes - 833.272.037,32 4.301.766.892,66 79,6% 79,6% BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. N/A 129 INTERCOMPANY LOAN USD - 1.511.604.830,36 7.803.659.936,73 N/A N/A BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. N/A 156 INTERCOMPANY LOAN USD - 1.030.245.282,00 5.318.641.268,33 N/A N/A BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. N/A 11 INTERCOMPANY LOAN USD - 972.066.176,43 5.018.291.635,82 N/A N/A BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. N/A 163 INTERCOMPANY LOAN USD - 871.740.283,33 4.500.359.212,69 N/A N/A BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. N/A 166 INTERCOMPANY LOAN USD - 866.150.665,00 4.471.502.808,06 N/A N/A BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. N/A 130 INTERCOMPANY LOAN USD - 761.949.013,31 3.933.561.781,21 N/A N/A BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. N/A 137 INTERCOMPANY LOAN USD - 242.392.405,25 1.251.350.792,10 N/A N/A BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. N/A 169 INTERCOMPANY LOAN USD - 165.184.796,00 852.766.509,35 N/A N/A BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. N/A 168 INTERCOMPANY LOAN USD - 155.572.518,75 803.143.128,05 N/A N/A BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. N/A 140 INTERCOMPANY LOAN USD - 107.241.192,46 553.632.656,07 N/A N/A Subtotal Créditos Intercompany - 6.684.147.162,89 34.506.909.728,42 N/A N/A Total de Créditos - 7.731.061.719,88 39.911.606.128,90 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 74 Braskem Netherlands Inc B.V. Devedora Principal Credor Signatário? Origem do crédito (Nome e número do contrato que dá lastro ao crédito) Moeda BRL USD Total BRL Convertido % Crédito Votante % Crédito Aderente Acc. Subtotal Créditos Aderentes - - - - - - 0,0% 0,0% Subtotal Créditos Não Aderentes - - - - - - 0,0% 0,0% BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 602 INTERCOMPANY LOAN USD - 547.074.597,50 2.824.272.609,59 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 661 INTERCOMPANY LOAN USD - 299.000.929,83 1.543.592.300,25 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 788 INTERCOMPANY LOAN USD - 294.464.922,06 1.520.175.160,13 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 8750 INTERCOMPANY LOAN USD - 288.222.681,94 1.487.949.595,52 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 8753 INTERCOMPANY LOAN USD - 287.451.361,11 1.483.967.651,73 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 657 INTERCOMPANY LOAN USD - 285.109.872,31 1.471.879.715,80 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 660 INTERCOMPANY LOAN USD - 284.869.000,00 1.470.636.212,50 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 654 INTERCOMPANY LOAN USD - 284.434.073,33 1.468.390.903,57 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 659 INTERCOMPANY LOAN USD - 284.298.375,00 1.467.690.360,94 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 658 INTERCOMPANY LOAN USD - 284.215.270,83 1.467.261.335,66 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 633 INTERCOMPANY LOAN USD - 276.908.850,83 1.429.541.942,41 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 636 INTERCOMPANY LOAN USD - 276.836.350,91 1.429.167.661,57 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 650 INTERCOMPANY LOAN USD - 276.462.693,33 1.427.238.654,32 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 652 INTERCOMPANY LOAN USD - 275.509.732,38 1.422.318.993,41 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 649 INTERCOMPANY LOAN USD - 275.487.990,08 1.422.206.748,79 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 651 INTERCOMPANY LOAN USD - 275.456.870,86 1.422.046.095,81 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 597 INTERCOMPANY LOAN USD - 253.538.559,20 1.308.892.811,87 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 5613/8791 INTERCOMPANY LOAN USD - 226.272.800,10 1.168.133.330,52 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 5530 INTERCOMPANY LOAN USD - 225.950.356,72 1.166.468.716,57 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 5529 INTERCOMPANY LOAN USD - 225.888.627,98 1.166.150.041,95 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 5531 INTERCOMPANY LOAN USD - 225.646.218,89 1.164.898.605,02 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 5855 INTERCOMPANY LOAN USD - 224.741.568,27 1.160.228.346,19 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 7566 INTERCOMPANY LOAN USD - 223.474.393,93 1.153.686.558,66 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 7556 INTERCOMPANY LOAN USD - 223.105.516,37 1.151.782.228,26 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 603 INTERCOMPANY LOAN USD - 212.526.657,83 1.097.168.871,05 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 8754 INTERCOMPANY LOAN USD - 172.248.366,25 889.232.190,77 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 7632 INTERCOMPANY LOAN USD - 167.855.244,03 866.552.697,30 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 7557 INTERCOMPANY LOAN USD - 167.738.969,65 865.952.430,82 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 7635 INTERCOMPANY LOAN USD - 139.924.585,38 722.360.672,02 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 5608 INTERCOMPANY LOAN USD - 137.022.020,97 707.376.183,26 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 581 INTERCOMPANY LOAN USD - 117.072.352,59 604.386.020,25 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 604 INTERCOMPANY LOAN USD - 115.450.688,87 596.014.181,29 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 8727 INTERCOMPANY LOAN USD - 111.563.044,44 575.944.216,92 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 8728 INTERCOMPANY LOAN USD - 111.435.769,44 575.287.159,73 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 8732 INTERCOMPANY LOAN USD - 111.065.531,67 573.375.807,25 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 8733 INTERCOMPANY LOAN USD - 111.004.802,22 573.062.291,46 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 8748 INTERCOMPANY LOAN USD - 79.248.690,09 409.121.362,59 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 587 INTERCOMPANY LOAN USD - 58.622.398,72 302.638.133,39 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS FINANCE B.V. N/A 133 INTERCOMPANY LOAN USD - 50.180.171,33 259.055.134,49 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 112 INTERCOMPANY LOAN USD - 42.907.228,67 221.508.568,01 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 3596 INTERCOMPANY LOAN USD - 23.713.262,45 122.419.717,40 N/A N/A BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. N/A 582 INTERCOMPANY LOAN USD - 11.899.812,48 61.432.781,93 N/A N/A Subtotal Créditos Intercompany - 8.565.901.210,84 44.221.465.000,96 Total de Créditos - 8.565.901.210,84 44.221.465.000,96 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 75 Braskem Trading & Shipping B.V. Devedora Principal Credor Signatário? Origem do crédito (Nome e número do contrato que dá lastro ao crédito) Moeda BRL USD Total BRL Convertido % Crédito Votante % Crédito Aderente Acc. BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2216 - UNCOMMITTED) USD - 56.631.784,08 292.361.585,32 4,3% 4,3% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2359 - COMMITTED FACILITY SANTANDER) USD - 41.084.022,22 212.096.264,70 3,1% 7,3% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2269 - UNCOMMITTED) USD - 35.421.021,43 182.861.023,16 2,7% 10,0% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2365 - COMMITTED FACILITY SANTANDER) USD - 31.674.733,75 163.520.812,98 2,4% 12,4% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2290 - UNCOMMITTED) USD - 31.195.938,27 161.049.031,33 2,3% 14,7% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2253 - UNCOMMITTED) USD - 30.159.282,45 155.697.295,67 2,3% 17,0% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2328 - UNCOMMITTED) USD - 28.411.091,18 146.672.258,20 2,1% 19,1% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2375 - COMMITTED FACILITY SANTANDER) USD - 22.761.719,43 117.507.376,54 1,7% 20,8% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY SANTANDER) USD - 18.393.535,06 94.956.624,76 1,4% 22,2% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 10.989.513,48 56.733.363,34 0,8% 23,0% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2365 - COMMITTED FACILITY SANTANDER) USD - 10.557.083,47 54.500.943,43 0,8% 23,8% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 7.694.128,93 39.720.940,59 0,6% 24,4% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 7.448.279,36 38.451.742,17 0,6% 25,0% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 7.399.369,33 38.199.244,14 0,6% 25,5% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 7.358.756,17 37.989.578,71 0,6% 26,1% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 7.065.183,23 36.474.008,40 0,5% 26,6% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 7.034.571,85 36.315.977,19 0,5% 27,1% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY SANTANDER) USD - 7.009.548,07 36.186.791,91 0,5% 27,7% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 6.896.099,62 35.601.114,26 0,5% 28,2% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 6.614.435,91 34.147.025,37 0,5% 28,7% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 6.341.050,17 32.735.671,49 0,5% 29,2% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 6.267.033,70 32.353.561,47 0,5% 29,6% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 6.267.033,70 32.353.561,47 0,5% 30,1% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 6.042.004,02 31.191.845,75 0,5% 30,5% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 6.042.004,02 31.191.845,75 0,5% 31,0% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 5.761.312,34 29.742.774,93 0,4% 31,4% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 5.731.142,45 29.587.022,88 0,4% 31,9% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 5.692.999,33 29.390.109,04 0,4% 32,3% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 5.636.381,12 29.097.817,52 0,4% 32,7% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 5.263.553,90 27.173.097,03 0,4% 33,1% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 5.224.008,07 26.968.941,66 0,4% 33,5% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 5.155.169,38 26.613.561,93 0,4% 33,9% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 5.155.169,38 26.613.561,93 0,4% 34,3% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 4.998.470,86 25.804.605,81 0,4% 34,7% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 4.881.466,22 25.200.569,34 0,4% 35,0% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 4.881.466,22 25.200.569,34 0,4% 35,4% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 4.749.899,80 24.521.357,73 0,4% 35,7% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 4.641.790,52 23.963.243,57 0,3% 36,1% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 4.225.730,13 21.815.331,78 0,3% 36,4% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 4.182.861,54 21.594.022,69 0,3% 36,7% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 3.914.369,94 20.207.934,79 0,3% 37,0% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 3.891.201,18 20.088.326,10 0,3% 37,3% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 3.823.512,51 19.738.883,31 0,3% 37,6% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 3.794.685,41 19.590.063,43 0,3% 37,9% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 3.762.781,03 19.425.357,07 0,3% 38,2% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 3.762.781,03 19.425.357,07 0,3% 38,4% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 3.696.624,54 19.083.824,18 0,3% 38,7% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 3.661.890,07 18.904.507,48 0,3% 39,0% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 3.617.444,45 18.675.056,99 0,3% 39,3% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 3.503.132,59 18.084.922,01 0,3% 39,5% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 3.369.573,95 17.395.425,50 0,3% 39,8% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 3.369.573,95 17.395.425,50 0,3% 40,0% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 3.248.042,77 16.768.020,82 0,2% 40,3% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 3.248.042,77 16.768.020,82 0,2% 40,5% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 2.892.998,31 14.935.103,80 0,2% 40,7% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 2.869.669,41 14.814.668,34 0,2% 41,0% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 2.159.878,28 11.150.371,63 0,2% 41,1% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 2.159.878,28 11.150.371,63 0,2% 41,3% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2364 - COMMITTED FACILITY SANTANDER) USD - 1.914.139,81 9.881.746,77 0,1% 41,4% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2364 - COMMITTED FACILITY SANTANDER) USD - 1.685.117,06 8.699.416,80 0,1% 41,6% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 1.682.039,30 8.683.527,87 0,1% 41,7% BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. Sim Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 1.671.721,18 8.630.260,57 0,1% 41,8% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 1.163.438,19 6.006.249,64 0,1% 41,9% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 1.134.655,02 5.857.656,53 0,1% 42,0% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 902.622,59 4.659.789,12 0,1% 42,0% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 805.704,94 4.159.451,77 0,1% 42,1% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 649.253,17 3.351.769,46 0,0% 42,2% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 558.973,01 2.885.698,17 0,0% 42,2% Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 76 BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 530.410,03 2.738.241,79 0,0% 42,2% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 498.615,79 2.574.103,99 0,0% 42,3% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 366.113,64 1.890.061,67 0,0% 42,3% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 333.061,48 1.719.429,89 0,0% 42,3% BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. Sim Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 317.541,45 1.639.307,72 0,0% 42,4% Subtotal Créditos Aderentes - 563.900.131,24 2.911.134.427,55 42,4% 42,4% BRASKEM TRADING & SHIPPING B.V. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Não Carta de Crédito (Feedstock nº 2276 - UNCOMMITTED) USD - 34.280.073,61 176.970.880,02 2,6% 2,6% BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2247 - UNCOMMITTED) USD - 33.116.886,75 170.965.927,87 2,5% 5,1% BRASKEM TRADING & SHIPPING B.V. BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. Não Carta de Crédito (Feedstock nº 2261 - UNCOMMITTED) USD - 28.191.113,35 145.536.622,65 2,1% 7,2% BRASKEM TRADING & SHIPPING B.V. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Não Carta de Crédito (Feedstock nº 2268 - COMMITTED FACILITY CA-CIB) USD - 22.181.978,93 114.514.466,20 1,7% 8,8% BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2220 - UNCOMMITTED) USD - 18.474.729,23 95.375.789,65 1,4% 10,2% BRASKEM TRADING & SHIPPING B.V. BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. Não Carta de Crédito (Feedstock nº 2270 - UNCOMMITTED) USD - 17.514.132,66 90.416.709,84 1,3% 11,5% BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2208 - UNCOMMITTED) USD - 17.160.542,57 88.591.300,99 1,3% 12,8% BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2270 - UNCOMMITTED) USD - 14.844.180,71 76.633.082,92 1,1% 14,0% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 11.033.493,79 56.960.411,68 0,8% 14,8% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 7.735.919,96 39.936.686,80 0,6% 15,4% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 7.399.369,33 38.199.244,14 0,6% 15,9% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 7.399.369,33 38.199.244,14 0,6% 16,5% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 7.385.702,13 38.128.687,24 0,6% 17,0% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 7.089.147,70 36.597.725,00 0,5% 17,6% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 7.059.984,29 36.447.168,92 0,5% 18,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 6.955.407,17 35.907.289,49 0,5% 18,6% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 6.920.716,69 35.728.199,89 0,5% 19,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 6.638.699,42 34.272.285,74 0,5% 19,6% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 6.363.490,07 32.851.517,47 0,5% 20,1% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 6.333.593,91 32.697.178,55 0,5% 20,6% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 6.267.033,70 32.353.561,47 0,5% 21,1% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 6.074.922,07 31.361.785,17 0,5% 21,5% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 6.044.232,41 31.203.349,84 0,5% 22,0% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 6.042.004,02 31.191.845,75 0,5% 22,4% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 5.891.966,39 30.417.276,51 0,4% 22,9% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 5.731.142,45 29.587.022,88 0,4% 23,3% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 5.731.142,45 29.587.022,88 0,4% 23,7% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 5.679.483,78 29.320.335,01 0,4% 24,1% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 5.636.381,12 29.097.817,52 0,4% 24,6% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 5.636.381,12 29.097.817,52 0,4% 25,0% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 5.494.756,74 28.366.681,67 0,4% 25,4% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 5.494.756,74 28.366.681,67 0,4% 25,8% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 5.494.756,74 28.366.681,67 0,4% 26,2% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 5.387.273,90 27.811.801,50 0,4% 26,6% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 5.298.198,25 27.351.948,47 0,4% 27,0% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 5.224.008,07 26.968.941,66 0,4% 27,4% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 5.224.008,07 26.968.941,66 0,4% 27,8% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 5.197.385,16 26.831.500,87 0,4% 28,2% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 5.155.169,38 26.613.561,93 0,4% 28,6% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 5.027.129,74 25.952.557,30 0,4% 29,0% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 4.916.497,01 25.381.415,82 0,4% 29,3% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 4.910.567,59 25.350.805,16 0,4% 29,7% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 4.881.466,22 25.200.569,34 0,4% 30,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 4.845.859,22 25.016.748,22 0,4% 30,4% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 4.776.589,09 24.659.141,18 0,4% 30,8% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 4.658.034,64 24.047.103,82 0,3% 31,2% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 4.588.578,24 23.688.535,18 0,3% 31,5% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 4.241.380,81 21.896.128,41 0,3% 31,8% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 4.231.770,91 21.846.517,32 0,3% 32,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 4.203.157,13 21.698.798,69 0,3% 32,5% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 4.047.315,89 20.894.268,29 0,3% 32,8% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 3.891.201,18 20.088.326,10 0,3% 33,0% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 3.891.201,18 20.088.326,10 0,3% 33,3% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 3.885.850,77 20.060.704,62 0,3% 33,6% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 3.869.014,52 19.973.787,45 0,3% 33,9% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 3.847.064,46 19.860.470,29 0,3% 34,2% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 3.847.064,46 19.860.470,29 0,3% 34,5% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 3.847.064,46 19.860.470,29 0,3% 34,8% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 3.794.685,41 19.590.063,43 0,3% 35,1% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 3.794.685,41 19.590.063,43 0,3% 35,4% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 3.792.854,79 19.580.612,85 0,3% 35,6% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 3.762.781,03 19.425.357,07 0,3% 35,9% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 3.762.781,03 19.425.357,07 0,3% 36,2% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) USD - 3.699.684,66 19.099.622,07 0,3% 36,5% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 3.679.378,08 18.994.789,36 0,3% 36,8% Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 77 BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 3.679.378,08 18.994.789,36 0,3% 37,0% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 3.679.378,08 18.994.789,36 0,3% 37,3% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 3.661.890,07 18.904.507,48 0,3% 37,6% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 3.661.890,07 18.904.507,48 0,3% 37,9% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 3.657.729,11 18.883.026,53 0,3% 38,1% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 3.637.939,75 18.780.863,96 0,3% 38,4% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 3.633.774,68 18.759.361,81 0,3% 38,7% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 3.567.004,29 18.414.659,62 0,3% 39,0% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 3.537.587,39 18.262.794,89 0,3% 39,2% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 3.532.591,61 18.237.004,20 0,3% 39,5% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 3.532.591,61 18.237.004,20 0,3% 39,8% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 3.532.591,61 18.237.004,20 0,3% 40,0% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 3.523.886,22 18.192.062,62 0,3% 40,3% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 3.517.285,93 18.157.988,60 0,3% 40,5% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 3.517.285,93 18.157.988,60 0,3% 40,8% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 3.517.285,93 18.157.988,60 0,3% 41,1% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 3.487.577,59 18.004.619,32 0,3% 41,3% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 3.448.049,81 17.800.557,13 0,3% 41,6% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 3.448.049,81 17.800.557,13 0,3% 41,9% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 3.448.049,81 17.800.557,13 0,3% 42,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 3.442.176,66 17.770.237,03 0,3% 42,4% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 3.402.529,05 17.565.556,23 0,3% 42,6% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 3.369.573,95 17.395.425,50 0,3% 42,9% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 3.307.217,95 17.073.512,69 0,2% 43,1% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 3.307.217,95 17.073.512,69 0,2% 43,4% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 3.307.217,95 17.073.512,69 0,2% 43,6% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 3.277.348,67 16.919.312,52 0,2% 43,9% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 3.248.042,77 16.768.020,82 0,2% 44,1% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 3.170.525,08 16.367.835,74 0,2% 44,4% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 3.170.525,08 16.367.835,74 0,2% 44,6% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 3.170.525,08 16.367.835,74 0,2% 44,8% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 3.167.399,51 16.351.699,97 0,2% 45,1% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) USD - 3.136.926,55 16.194.383,33 0,2% 45,3% BRASKEM TRADING & SHIPPING B.V. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Não Carta de Crédito (Feedstock nº 2329 - COMMITTED FACILITY CA-CIB) USD - 3.132.193,99 16.169.951,46 0,2% 45,5% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 3.053.160,21 15.761.939,57 0,2% 45,8% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) USD - 3.021.002,01 15.595.922,88 0,2% 46,0% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 2.869.669,41 14.814.668,34 0,2% 46,2% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 2.869.669,41 14.814.668,34 0,2% 46,4% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) USD - 2.865.571,22 14.793.511,44 0,2% 46,6% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) USD - 2.818.190,56 14.548.908,76 0,2% 46,9% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 2.749.158,97 14.192.533,20 0,2% 47,1% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) USD - 2.747.378,37 14.183.340,83 0,2% 47,3% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 2.697.489,25 13.925.788,24 0,2% 47,5% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 2.612.444,89 13.486.746,75 0,2% 47,7% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) USD - 2.612.004,04 13.484.470,83 0,2% 47,9% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) USD - 2.577.584,69 13.306.780,97 0,2% 48,1% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 2.552.984,79 13.179.783,96 0,2% 48,2% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 2.499.235,43 12.902.302,91 0,2% 48,4% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 2.499.235,43 12.902.302,91 0,2% 48,6% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 2.499.235,43 12.902.302,91 0,2% 48,8% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) USD - 2.440.733,11 12.600.284,67 0,2% 49,0% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 2.374.949,90 12.260.678,87 0,2% 49,2% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 2.374.949,90 12.260.678,87 0,2% 49,3% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 2.374.949,90 12.260.678,87 0,2% 49,5% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 2.324.151,57 11.998.432,48 0,2% 49,7% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 2.320.895,26 11.981.621,79 0,2% 49,9% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 2.320.895,26 11.981.621,79 0,2% 50,0% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 2.320.895,26 11.981.621,79 0,2% 50,2% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 2.300.573,85 11.876.712,48 0,2% 50,4% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 2.180.911,13 11.258.953,70 0,2% 50,6% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 2.159.878,28 11.150.371,63 0,2% 50,7% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 2.112.865,06 10.907.665,89 0,2% 50,9% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 2.112.865,06 10.907.665,89 0,2% 51,0% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 2.112.865,06 10.907.665,89 0,2% 51,2% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 2.091.430,77 10.797.011,34 0,2% 51,4% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 2.091.430,77 10.797.011,34 0,2% 51,5% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 2.091.430,77 10.797.011,34 0,2% 51,7% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 2.030.285,59 10.481.349,34 0,2% 51,8% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 1.989.594,45 10.271.281,34 0,1% 52,0% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) USD - 1.945.600,59 10.044.163,05 0,1% 52,1% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 1.926.722,93 9.946.707,11 0,1% 52,3% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) USD - 1.923.532,23 9.930.235,15 0,1% 52,4% Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 78 BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) USD - 1.897.342,71 9.795.031,71 0,1% 52,6% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) USD - 1.883.437,73 9.723.247,28 0,1% 52,7% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) USD - 1.839.689,04 9.497.394,68 0,1% 52,8% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) USD - 1.830.945,03 9.452.253,74 0,1% 53,0% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 1.808.722,23 9.337.528,49 0,1% 53,1% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 1.808.722,23 9.337.528,49 0,1% 53,2% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 1.808.722,23 9.337.528,49 0,1% 53,4% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) USD - 1.766.295,81 9.118.502,10 0,1% 53,5% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) USD - 1.758.642,96 9.078.994,30 0,1% 53,6% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 1.751.566,30 9.042.461,00 0,1% 53,8% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 1.751.566,30 9.042.461,00 0,1% 53,9% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 1.751.566,30 9.042.461,00 0,1% 54,0% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) USD - 1.724.024,90 8.900.278,57 0,1% 54,2% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 1.684.786,97 8.697.712,75 0,1% 54,3% BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 1.671.721,18 8.630.260,57 0,1% 54,4% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 1.671.721,18 8.630.260,57 0,1% 54,5% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) USD - 1.653.608,98 8.536.756,34 0,1% 54,7% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) USD - 1.624.021,39 8.384.010,41 0,1% 54,8% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) USD - 1.585.262,54 8.183.917,87 0,1% 54,9% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 1.571.417,91 8.112.444,94 0,1% 55,0% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) USD - 1.434.834,71 7.407.334,17 0,1% 55,1% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) USD - 1.249.617,71 6.451.151,45 0,1% 55,2% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) USD - 1.187.474,95 6.130.339,43 0,1% 55,3% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 1.169.085,62 6.035.404,53 0,1% 55,4% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) USD - 1.160.447,63 5.990.810,89 0,1% 55,5% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 1.140.877,04 5.889.777,74 0,1% 55,6% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) USD - 1.079.939,14 5.575.185,82 0,1% 55,7% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) USD - 1.056.432,53 5.453.832,94 0,1% 55,7% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 1.045.715,38 5.398.505,67 0,1% 55,8% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 906.996,30 4.682.368,40 0,1% 55,9% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) USD - 904.361,11 4.668.764,25 0,1% 56,0% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) USD - 875.783,15 4.521.230,50 0,1% 56,0% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) USD - 835.860,59 4.315.130,29 0,1% 56,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 810.425,38 4.183.821,00 0,1% 56,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 652.156,40 3.366.757,40 0,0% 56,2% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 639.891,00 3.303.437,30 0,0% 56,2% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 624.060,26 3.221.711,09 0,0% 56,3% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 581.719,09 3.003.124,82 0,0% 56,3% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 581.719,09 3.003.124,82 0,0% 56,4% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 581.719,09 3.003.124,82 0,0% 56,4% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 567.327,51 2.928.828,26 0,0% 56,5% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 567.327,51 2.928.828,26 0,0% 56,5% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 567.327,51 2.928.828,26 0,0% 56,5% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 561.196,92 2.897.179,10 0,0% 56,6% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 532.689,87 2.750.011,46 0,0% 56,6% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 501.194,23 2.587.415,22 0,0% 56,7% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 496.442,42 2.562.884,01 0,0% 56,7% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 451.311,29 2.329.894,56 0,0% 56,7% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 451.311,29 2.329.894,56 0,0% 56,8% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 451.311,29 2.329.894,56 0,0% 56,8% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 443.137,72 2.287.698,48 0,0% 56,8% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 402.852,47 2.079.725,89 0,0% 56,9% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 402.852,47 2.079.725,89 0,0% 56,9% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 402.852,47 2.079.725,89 0,0% 56,9% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 367.821,84 1.898.880,25 0,0% 57,0% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 357.089,24 1.843.473,21 0,0% 57,0% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 334.306,34 1.725.856,48 0,0% 57,0% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 324.626,58 1.675.884,73 0,0% 57,0% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 324.626,58 1.675.884,73 0,0% 57,1% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 324.626,58 1.675.884,73 0,0% 57,1% BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 318.550,57 1.644.517,32 0,0% 57,1% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 307.435,16 1.587.133,99 0,0% 57,1% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 291.725,52 1.506.032,98 0,0% 57,1% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) USD - 290.859,55 1.501.562,41 0,0% 57,2% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) USD - 283.663,75 1.464.414,13 0,0% 57,2% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 279.486,51 1.442.849,08 0,0% 57,2% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 279.486,51 1.442.849,08 0,0% 57,2% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 279.486,51 1.442.849,08 0,0% 57,3% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 274.238,68 1.415.757,20 0,0% 57,3% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 265.205,02 1.369.120,90 0,0% 57,3% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 265.205,02 1.369.120,90 0,0% 57,3% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 265.205,02 1.369.120,90 0,0% 57,3% Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 79 BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 249.307,89 1.287.052,00 0,0% 57,4% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 249.307,89 1.287.052,00 0,0% 57,4% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 249.307,89 1.287.052,00 0,0% 57,4% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) USD - 225.655,65 1.164.947,28 0,0% 57,4% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) USD - 201.426,24 1.039.862,94 0,0% 57,4% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 201.362,50 1.039.533,92 0,0% 57,4% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 183.183,81 945.686,44 0,0% 57,5% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 183.056,82 945.030,83 0,0% 57,5% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 183.056,82 945.030,83 0,0% 57,5% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 183.056,82 945.030,83 0,0% 57,5% BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 174.647,80 901.619,25 0,0% 57,5% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 166.530,74 859.714,95 0,0% 57,5% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 166.530,74 859.714,95 0,0% 57,5% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 166.530,74 859.714,95 0,0% 57,5% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 162.313,29 837.942,37 0,0% 57,6% BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 158.770,72 819.653,86 0,0% 57,6% BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 158.770,72 819.653,86 0,0% 57,6% BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 158.770,72 819.653,86 0,0% 57,6% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) USD - 139.743,25 721.424,54 0,0% 57,6% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 132.602,51 684.560,45 0,0% 57,6% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 124.653,95 643.526,00 0,0% 57,6% BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH Não Carta de Crédito (Fee under the Revolving LC Issuance Agreement - SBLC Facility) USD - 94.522,80 487.973,96 0,0% 57,6% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) USD - 91.528,41 472.515,42 0,0% 57,6% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) USD - 83.265,37 429.857,47 0,0% 57,6% BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK Não Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) USD - 79.385,36 409.826,93 0,0% 57,6% Subtotal Créditos Não Aderentes - 767.537.820,02 3.962.413.995,87 57,6% 57,6% BRASKEM TRADING & SHIPPING B.V. BRASKEM NETHERLANDS B.V. N/A 8782 INTERCOMPANY LOAN USD - 51.592.334,72 266.345.427,99 N/A N/A BRASKEM TRADING & SHIPPING B.V. BRASKEM NETHERLANDS FINANCE B.V. N/A 170 INTERCOMPANY LOAN USD - 20.478.272,53 105.719.081,94 N/A N/A Subtotal Créditos Intercompany - 72.070.607,25 372.064.509,93 Total de Créditos - 1.403.508.558,52 7.245.612.933,35 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 80 Braskem Netherlands Finance B.V. Devedora Principal Credor Signatário? Origem do crédito (Nome e número do contrato que dá lastro ao crédito) Moeda BRL USD Total BRL Convertido % Crédito Votante % Crédito Aderente Acc. BRASKEM NETHERLANDS FINANCE B.V. Grupo Ad Hoc de Bondholders das 4.500% Notes due 2030 dated as of November 01, 2019 Sim 4.500% Notes due 2030 dated as of November 01, 2019 USD - 734.785.509,56 3.793.330.193,12 10,9% 10,9% BRASKEM NETHERLANDS FINANCE B.V. Grupo Ad Hoc de Bondholders das 4.500% Notes due 2028 dated as of October 10, 2017 Sim 4.500% Notes due 2028 dated as of October 10, 2017 USD - 728.081.561,13 3.758.721.059,31 10,8% 21,7% BRASKEM NETHERLANDS FINANCE B.V. Grupo Ad Hoc de Bondholders das 7.250% Notes due 2033 dated as of February 13, 2023 Sim 7.250% Notes due 2033 dated as of February 13, 2023 USD - 605.183.274,87 3.124.258.656,51 9,0% 30,7% BRASKEM NETHERLANDS FINANCE B.V. Grupo Ad Hoc de Bondholders das 8.500% Notes due 2031 dated as of September 12, 2023 Sim 8.500% Notes due 2031 dated as of September 12, 2023 USD - 519.271.524,21 2.680.739.243,73 7,7% 38,5% BRASKEM NETHERLANDS FINANCE B.V. Grupo Ad Hoc de Bondholders das 8.000% Notes due 2034 dated as of October 15, 2024 Sim 8.000% Notes due 2034 dated as of October 15, 2024 USD - 413.283.125,89 2.133.574.137,40 6,1% 44,6% BRASKEM NETHERLANDS FINANCE B.V. Grupo Ad Hoc de Bondholders das 5.875% Notes due 2050 dated as of November 01, 2019 Sim 5.875% Notes due 2050 dated as of November 01, 2019 USD - 232.657.259,71 1.201.093.103,24 3,5% 48,1% BRASKEM NETHERLANDS FINANCE B.V. Grupo Ad Hoc de Bondholders das Subordinated Resettable Fixed Rate Notes due 2081 dated as of July 23, 2020 Sim Subordinated Resettable Fixed Rate Notes due 2081 dated as of July 23, 2020 USD - 171.130.586,31 883.461.651,84 2,5% 50,6% Subtotal Créditos Aderentes - 3.404.392.841,67 17.575.178.045,15 50,6% 50,6% BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON Não 4.500% Notes due 2030 dated as of November 01, 2019 USD - 795.726.115,44 4.107.936.070,95 11,8% 11,8% BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON Não 5.875% Notes due 2050 dated as of November 01, 2019 USD - 541.944.302,79 2.797.787.463,16 8,1% 19,9% BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON Não 4.500% Notes due 2028 dated as of October 10, 2017 USD - 477.112.928,38 2.463.095.492,74 7,1% 27,0% BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON Não 8.000% Notes due 2034 dated as of October 15, 2024 USD - 460.705.763,00 2.378.393.501,49 6,8% 33,8% BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON Não 7.250% Notes due 2033 dated as of February 13, 2023 USD - 432.879.225,13 2.234.738.999,74 6,4% 40,3% BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON Não 8.500% Notes due 2031 dated as of September 12, 2023 USD - 374.680.559,13 1.934.288.386,48 5,6% 45,8% BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON Não Subordinated Resettable Fixed Rate Notes due 2081 dated as of July 23, 2020 USD - 84.512.905,03 436.297.872,22 1,3% 47,1% BRASKEM NETHERLANDS FINANCE B.V. ING BANK N.V., TOKYO BRANCH Não Nexi Loan Agreement dated as of August 4, 2020 USD - 50.620.929,53 261.330.548,67 0,8% 47,8% BRASKEM NETHERLANDS FINANCE B.V. BNP PARIBAS - ACTING THROUGH ITS TOKYO BRANCH Não Nexi Loan Agreement dated as of August 4, 2020 USD - 50.620.929,53 261.330.548,67 0,8% 48,6% BRASKEM NETHERLANDS FINANCE B.V. BANCO SANTANDER, S.A. Não SACE Covered Facility Agreement dated as of December 10, 2019 USD - 26.507.754,00 136.846.280,03 0,4% 49,0% BRASKEM NETHERLANDS FINANCE B.V. BNP PARIBAS FORTIS SA/NV Não SACE Covered Facility Agreement dated as of December 10, 2019 USD - 26.507.754,00 136.846.280,03 0,4% 49,4% Subtotal Créditos Não Aderentes - 3.321.819.165,94 17.148.891.444,17 49,4% 49,4% Total de Créditos - 6.726.212.007,62 34.724.069.489,31 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 81 Braskem America Finance Devedora Principal Credor Signatário? Origem do crédito (Nome e número do contrato que dá lastro ao crédito) Moeda BRL USD Total BRL Convertido % Crédito Votante % Crédito Aderente Acc. BRASKEM AMERICA FINANCE COMPANY Grupo Ad Hoc de Bondholders das 7.125% Notes due 2041 dated as of July 22, 2011 Sim 7.125% Notes due 2041 dated as of July 22, 2011 USD - 77.786.810,28 401.574.408,08 13,2% 13,2% Subtotal Créditos Aderentes - 77.786.810,28 401.574.408,08 13,2% 13,2% BRASKEM AMERICA FINANCE COMPANY THE BANK OF NEW YORK MELLON Não 7.125% Notes due 2041 dated as of July 22, 2011 USD - 511.498.497,41 2.640.610.992,86 86,8% 86,8% Subtotal Créditos Não Aderentes - 511.498.497,41 2.640.610.992,86 86,8% 86,8% Total de Créditos 589.285.307,69 3.042.185.400,94 Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 82 ANEXO C | SCHEDULE C LISTA DE CREDORES SUJEITOS | LIST OF SUBJECT CREDITORS Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 83 Lista de Credores Consolidada Credor Endereço Eletrônico Endereço CEP Cidade UF País CNPJ Saldo atualizado do crédito (Moeda Original) Fees (Moeda Original) Saldo total do crédito (Moeda Original) Moeda Saldo atualizado do crédito (BRL) Origem do crédito (Nome e número do contrato que dá lastro ao crédito) Número da nota fiscal (quando aplicável) Data de emissão da nota fiscal (quando aplicável) Data de vencimento Classificação Devedora Principal THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 1.530.511.625,00 0,00 1.530.511.625,00 USD 7.901.266.264,06 4.500% Notes due 2030 dated as of November 01, 2019 N/A N/A 31/01/2030 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 1.205.194.489,50 0,00 1.205.194.489,50 USD 6.221.816.552,04 4.500% Notes due 2028 dated as of October 10, 2017 N/A N/A 10/01/2028 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 1.038.062.500,00 0,00 1.038.062.500,00 USD 5.358.997.656,25 7.250% Notes due 2033 dated as of February 13, 2023 N/A N/A 13/02/2033 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 893.952.083,33 0,00 893.952.083,33 USD 4.615.027.630,21 8.500% Notes due 2031 dated as of September 12, 2023 N/A N/A 12/01/2031 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 873.988.888,89 0,00 873.988.888,89 USD 4.511.967.638,89 8.000% Notes due 2034 dated as of October 15, 2024 N/A N/A 15/10/2034 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 774.601.562,50 0,00 774.601.562,50 USD 3.998.880.566,41 5.875% Notes due 2050 dated as of November 01, 2019 N/A N/A 31/01/2050 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK (ADMINISTRATIVE AGENT) felix.vasquez@ca-cib.com; francisco.casas@ca-cib.com; marisol.ortiz@ca-cib.com 1301 Avenue of the Americas 10019 New York NY Estados Unidos N/A 757.782.756,00 840.083,33 758.622.839,33 USD 3.916.390.408,04 Revolving Credit Facility Agreement dated as of December 13, 2021 N/A N/A 17/12/2026 Créditos Financeiros BRASKEM NETHERLANDS B.V. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 328.944.161,85 0,00 328.944.161,85 USD 1.698.174.235,57 7.125% Notes due 2041 dated as of July 22, 2011 N/A N/A 22/07/2041 Créditos Financeiros BRASKEM AMERICA FINANCE COMPANY THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 260.341.145,83 0,00 260.341.145,83 USD 1.344.011.165,36 7.125% Notes due 2041 dated as of July 22, 2011 N/A N/A 22/07/2041 Créditos Financeiros BRASKEM AMERICA FINANCE COMPANY THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 255.643.491,34 0,00 255.643.491,34 USD 1.319.759.524,06 Subordinated Resettable Fixed Rate Notes due 2081 dated as of July 23, 2020 N/A N/A 23/01/2081 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS assembleias@pentagonotrustee.com.br Avenida das Américas, nº 4200, Bloco 8, Ala B, salas 302, 303 e 304 22640-102 Rio de Janeiro RJ Brasil 17.343.682/0001-38 1.153.333.278,50 0,00 1.153.333.278,50 BRL 1.153.333.278,50 Instrumento Particular de Escritura da 18a Emissão de Debêntures Simples dated as of November 09, 2022 N/A N/A 09/11/2029 Créditos Financeiros BRASKEM S.A. BARCLAYS BANK PLC eliza.askarova@barclays.com 125 S. West Street 19801 Wilmington DE Estados Unidos N/A 213.405.936,34 236.583,33 213.642.519,68 USD 1.102.929.507,82 Revolving Credit Facility Agreement dated as of December 13, 2021 N/A N/A 17/12/2026 Créditos Financeiros BRASKEM NETHERLANDS B.V. PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS assembleias@pentagonotrustee.com.br Avenida das Américas, nº 4200, Bloco 8, Ala B, salas 302, 303 e 304 22640-102 Rio de Janeiro RJ Brasil 17.343.682/0001-38 789.540.964,01 0,00 789.540.964,01 BRL 789.540.964,01 Instrumento Particular de Escritura da 16a Emissão de Debêntures Simples dated as of May 11, 2022 N/A N/A 12/05/2029 Créditos Financeiros BRASKEM S.A. ECO SECURITIZADORA DE DIREITOS CREDITÓRIOS DO AGRONEGÓCIO S.A. controleoperacional@ecoagro.agr.br Avenida Pedroso de Morais, nº 1.553, 3º andar, conjunto 32, Pinheiros 05419-001 São Paulo SP Brasil 10.753.164/0001-43 737.630.891,08 0,00 737.630.891,08 BRL 737.630.891,08 Contrato de Certificados de Recebíveis do Agronegócio dated as of October 27, 2021 N/A N/A 14/12/2028 Créditos Financeiros BRASKEM S.A. ITAU UNIBANCO S.A. AtendimentoAtivosReestruturacaoCorp@itaubba.com AV. Brigadeiro Faria Lima, 3500, 1 2 3 Parte; 4 E 5 And 04538-132 São Paulo SP Brasil 60.701.190/4816-09 478.035.070,40 0,00 478.035.070,40 BRL 478.035.070,40 Cédula de Produto Rural Financeira dated as of June 19, 2023 N/A N/A 19/06/2026 Créditos Financeiros BRASKEM S.A. BANCO SAFRA S.A. tatiana.guimaraes@safra.com.br Av. Paulista 2100 01310-930 São Paulo SP Brasil 58.160.789/0001-28 357.195.000,48 0,00 357.195.000,48 BRL 357.195.000,48 Cédula/Nota de Crédito à Exportação dated as off July 20, 2022 N/A N/A 20/07/2027 Créditos Financeiros BRASKEM S.A. BANCO INBURSA, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO INBURSA dcasasg@inbursa.com; luramirez(p)@inbursa.com; mgmendozag@inbursa.com Paseo de las Palmas #736, Lomas de Chapultepec 11000 Ciudad de México (CDMX) N/A México N/A 64.179.023,00 0,00 64.179.023,00 USD 331.324.206,24 Equity Support Agreement - TQPM N/A N/A N/A Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 55.208.128,91 1.423.655,17 56.631.784,08 USD 292.361.585,32 Carta de Crédito (Feedstock nº 2216 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 51.117.125,90 0,00 51.117.125,90 USD 263.892.162,48 Export Prepayment Facility Agreement dated as of October 18, 2023 N/A N/A 20/10/2026 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 51.094.322,46 0,00 51.094.322,46 USD 263.774.439,68 Export Prepayment Facility Agreement dated as of June 27, 2022 N/A N/A 29/06/2027 Créditos Financeiros BRASKEM S.A. LUXEMBOURG INVESTMENT COMPANY 137 S.À.R.L bankdebt@elliottmgmt.com 12C rue Guillaume J. Kroll L-1882 Cidade de Luxemburgo N/A Luxemburgo N/A 51.031.746,82 0,00 51.031.746,82 USD 263.451.392,97 Export Prepayment Facility Agreement dated as of October 19, 2023 N/A N/A 23/10/2026 Créditos Financeiros BRASKEM S.A. ING BANK N.V., TOKYO BRANCH Agency.Services.Asia@Asia.ING.com Meiji Yasuda Seimei Building, 2-1-1, Marunouchi, Chiyoda-ku 100-0005 Tokyo Tokyo Japão N/A 50.620.929,53 0,00 50.620.929,53 USD 261.330.548,67 Nexi Loan Agreement dated as of August 4, 2020 N/A N/A 04/02/2031 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. BNP PARIBAS - ACTING THROUGH ITS TOKYO BRANCH Agency.Services.Asia@Asia.ING.com; Rodrigo.jabur@br.bnpparibas.com; Felipe.IRANI@br.bnpparibas.com GranTokyo North Tower, 1-9-1 Marunouchi, Chiyoda-ku 100-6741 Tokyo Tokyo Japão N/A 50.620.929,53 0,00 50.620.929,53 USD 261.330.548,67 Nexi Loan Agreement dated as of August 4, 2020 N/A N/A 04/02/2031 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN olaf.kleinstück@dzbank.de; credit.service@dzbank.de Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 50.489.077,15 0,00 50.489.077,15 USD 260.649.860,80 Export Prepayment Facility Agreement dated as of June 10, 2022 N/A N/A 14/06/2027 Créditos Financeiros BRASKEM S.A. PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS assembleias@pentagonotrustee.com.br Avenida das Américas, nº 4200, Bloco 8, Ala B, salas 302, 303 e 304 22640-102 Rio de Janeiro RJ Brasil 17.343.682/0001-38 255.084.025,79 0,00 255.084.025,79 BRL 255.084.025,79 Instrumento Particular de Escritura da 16a Emissão de Debêntures Simples dated as of May 11, 2022 N/A N/A 12/05/2032 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. sindicadossan@gruposantander.com Edificio Monteprincipe, planta 2a 28925 Madrid MAD Espanha N/A 49.268.470,67 0,00 49.268.470,67 USD 254.348.479,85 SACE Covered Facility Agreement dated as of November 26, 2018 N/A N/A 29/11/2028 Créditos Financeiros BRASKEM NETHERLANDS B.V. BANCO SAFRA S.A. tatiana.guimaraes@safra.com.br Av. Paulista 2100 01310-930 São Paulo SP Brasil 58.160.789/0001-28 222.659.561,67 0,00 222.659.561,67 BRL 222.659.561,67 Cédula de Crédito Bancário no 62.158.411-8 dated as of December 26, 2018 N/A N/A 15/01/2031 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 40.700.000,00 384.022,22 41.084.022,22 USD 212.096.264,70 Carta de Crédito (Feedstock nº 2359 - COMMITTED FACILITY SANTANDER) N/A N/A 09/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK felix.vasquez@ca-cib.com; william.zhou@ca-cib.com; CLF_LOSA@ca-cib.com 1301 Avenue of the Americas 10019 New York NY Estados Unidos N/A 40.407.612,37 0,00 40.407.612,37 USD 208.604.298,84 Export Prepayment Facility Agreement dated as of June 13, 2022 N/A N/A 13/06/2027 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 34.478.980,17 942.041,26 35.421.021,43 USD 182.861.023,16 Carta de Crédito (Feedstock nº 2269 - UNCOMMITTED) N/A N/A 24/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Zali.Win@ca-cib.com; thibault.berger@ca-cib.com 1301 Avenue of the Americas 10019 New York NY Estados Unidos N/A 34.011.037,16 269.036,45 34.280.073,61 USD 176.970.880,02 Carta de Crédito (Feedstock nº 2276 - UNCOMMITTED) N/A N/A 18/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. ECO SECURITIZADORA DE DIREITOS CREDITÓRIOS DO AGRONEGÓCIO S.A. controleoperacional@ecoagro.agr.br Avenida Pedroso de Morais, nº 1.553, 3º andar, conjunto 32, Pinheiros 05419-001 São Paulo SP Brasil 10.753.164/0001-43 176.469.966,51 0,00 176.469.966,51 BRL 176.469.966,51 Contrato de Certificados de Recebíveis do Agronegócio dated as of October 27, 2021 N/A N/A 12/12/2031 Créditos Financeiros BRASKEM S.A. BNP PARIBAS, S.A. - NEW YORK BRANCH nyk_gtbmo_gts@us.bnpparibas.com 787 Seventh Avenue 10019 New York NY Estados Unidos N/A 32.848.976,73 267.910,02 33.116.886,75 USD 170.965.927,87 Carta de Crédito (Feedstock nº 2247 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 32.089.511,50 0,00 32.089.511,50 USD 165.662.103,12 Equity Support Agreement - TQPM N/A N/A N/A Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 31.350.000,00 324.733,75 31.674.733,75 USD 163.520.812,98 Carta de Crédito (Feedstock nº 2365 - COMMITTED FACILITY SANTANDER) N/A N/A 15/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 30.347.246,74 848.691,53 31.195.938,27 USD 161.049.031,33 Carta de Crédito (Feedstock nº 2290 - UNCOMMITTED) N/A N/A 22/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 30.083.036,22 76.246,23 30.159.282,45 USD 155.697.295,67 Carta de Crédito (Feedstock nº 2253 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 28.153.021,82 258.069,36 28.411.091,18 USD 146.672.258,20 Carta de Crédito (Feedstock nº 2328 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. mbertolucci@bladex.com Torre V, Business Park - Ave. La Rotonda, Costa del Este 0819-08730 Panama City PTY Panamá N/A 27.824.925,15 366.188,20 28.191.113,35 USD 145.536.622,65 Carta de Crédito (Feedstock nº 2261 - UNCOMMITTED) N/A N/A 23/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS FORTIS SA/NV khalid.k.bouitida@bnpparibas.com 35 rue de la Gare 75019 Paris PAR França N/A 26.507.754,00 0,00 26.507.754,00 USD 136.846.280,03 SACE Covered Facility Agreement dated as of December 10, 2019 N/A N/A 10/12/2029 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. BANCO SANTANDER, S.A. sindicadossan@gruposantander.com Edificio Monteprincipe, planta 2a 28925 Madrid MAD Espanha N/A 26.507.754,00 0,00 26.507.754,00 USD 136.846.280,03 SACE Covered Facility Agreement dated as of December 10, 2019 N/A N/A 10/12/2029 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. MIZUHO BANK, LTD. Viktoriia.chernyshova@mizuhogroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 25.682.084,50 0,00 25.682.084,50 USD 132.583.761,23 Equity Support Agreement - TQPM N/A N/A N/A Créditos Financeiros BRASKEM S.A. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK felix.vasquez@ca-cib.com 1301 Avenue of the Americas 10019 New York NY Estados Unidos N/A 25.682.084,50 0,00 25.682.084,50 USD 132.583.761,23 Equity Support Agreement - TQPM N/A N/A N/A Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN olaf.kleinstück@dzbank.de; credit.service@dzbank.de Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 25.380.727,32 0,00 25.380.727,32 USD 131.028.004,77 SACE Covered Facility Agreement dated as of November 26, 2018 N/A N/A 29/11/2028 Créditos Financeiros BRASKEM NETHERLANDS B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 22.549.999,98 211.719,44 22.761.719,43 USD 117.507.376,54 Carta de Crédito (Feedstock nº 2375 - COMMITTED FACILITY SANTANDER) N/A N/A 09/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Thibault.berger@ca-cib.com 1301 Avenue of the Americas 10019 New York NY Estados Unidos N/A 22.040.702,64 141.276,29 22.181.978,93 USD 114.514.466,20 Carta de Crédito (Feedstock nº 2268 - COMMITTED FACILITY CA-CIB) N/A N/A 02/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS assembleias@pentagonotrustee.com.br Avenida das Américas, nº 4200, Bloco 8, Ala B, salas 302, 303 e 304 22640-102 Rio de Janeiro RJ Brasil 17.343.682/0001-38 100.646.333,45 0,00 100.646.333,45 BRL 100.646.333,45 Instrumento Particular de Escritura da 18a Emissão de Debêntures Simples dated as of November 09, 2022 N/A N/A 09/11/2032 Créditos Financeiros BRASKEM S.A. BNP PARIBAS, S.A. - NEW YORK BRANCH nyk_gtbmo_gts@us.bnpparibas.com 787 Seventh Avenue 10019 New York NY Estados Unidos N/A 18.121.502,02 353.227,21 18.474.729,23 USD 95.375.789,65 Carta de Crédito (Feedstock nº 2220 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. ING BANK N.V., DUBLIN BRANCH Execution@ing.com Block 4, Dundrum Town Centre, Sandyford Road, Dundrum, Dublin 16, D16 A4W6 D16 A4W6 Dublin N/A Irlanda N/A 18.401.711,00 0,00 18.401.711,00 USD 94.998.833,04 Equity Support Agreement - TQPM N/A N/A N/A Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 18.162.689,16 230.845,91 18.393.535,06 USD 94.956.624,76 Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY SANTANDER) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. mbertolucci@bladex.com Torre V, Business Park - Ave. La Rotonda, Costa del Este 0819-08730 Panama City PTY Panamá N/A 17.184.351,83 329.780,83 17.514.132,66 USD 90.416.709,84 Carta de Crédito (Feedstock nº 2270 - UNCOMMITTED) N/A N/A 23/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH nyk_gtbmo_gts@us.bnpparibas.com 787 Seventh Avenue 10019 New York NY Estados Unidos N/A 16.776.671,89 383.870,68 17.160.542,57 USD 88.591.300,99 Carta de Crédito (Feedstock nº 2208 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH nyk_gtbmo_gts@us.bnpparibas.com 787 Seventh Avenue 10019 New York NY Estados Unidos N/A 14.613.126,92 231.053,79 14.844.180,71 USD 76.633.082,92 Carta de Crédito (Feedstock nº 2270 - UNCOMMITTED) N/A N/A 10/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 10.889.425,40 144.068,39 11.033.493,79 USD 56.960.411,68 Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 10.889.425,40 100.088,08 10.989.513,48 USD 56.733.363,34 Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 10.450.000,00 107.083,47 10.557.083,47 USD 54.500.943,43 Carta de Crédito (Feedstock nº 2365 - COMMITTED FACILITY SANTANDER) N/A N/A 15/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEG – DEUTSCHE INVESTITIONS – UND ENTWICKLUNGSGESELLSCHAFT MBH edgar.segui@deginvest.de; carsten.roeth@deginvest.de Kämmergasse 22, 50676 Köln 50676 Köln N/A Alemanha N/A 8.554.875,50 0,00 8.554.875,50 USD 44.164.544,77 Equity Support Agreement - TQPM N/A N/A N/A Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 7.599.023,08 136.896,88 7.735.919,96 USD 39.936.686,80 Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 7.599.023,08 95.105,84 7.694.128,93 USD 39.720.940,59 Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 7.316.204,29 132.075,06 7.448.279,36 USD 38.451.742,17 Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 7.316.204,29 83.165,03 7.399.369,33 USD 38.199.244,14 Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 7.316.204,29 83.165,03 7.399.369,33 USD 38.199.244,14 Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 7.316.204,29 83.165,03 7.399.369,33 USD 38.199.244,14 Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 7.297.433,96 88.268,17 7.385.702,13 USD 38.128.687,24 Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 7.297.433,96 61.322,21 7.358.756,17 USD 37.989.578,71 Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 7.010.646,13 78.501,57 7.089.147,70 USD 36.597.725,00 Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 7.010.646,13 54.537,09 7.065.183,23 USD 36.474.008,40 Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 6.976.739,55 83.244,74 7.059.984,29 USD 36.447.168,92 Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.976.739,55 57.832,30 7.034.571,85 USD 36.315.977,19 Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.946.926,32 62.621,75 7.009.548,07 USD 36.186.791,91 Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY SANTANDER) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 6.877.232,03 78.175,13 6.955.407,17 USD 35.907.289,49 Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 6.840.077,38 80.639,31 6.920.716,69 USD 35.728.199,89 Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.840.077,38 56.022,24 6.896.099,62 USD 35.601.114,26 Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 6.559.218,29 79.481,13 6.638.699,42 USD 34.272.285,74 Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.559.218,29 55.217,62 6.614.435,91 USD 34.147.025,37 Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 6.289.982,62 73.507,45 6.363.490,07 USD 32.851.517,47 Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.289.982,62 51.067,55 6.341.050,17 USD 32.735.671,49 Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 6.141.637,60 191.956,31 6.333.593,91 USD 32.697.178,55 Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 6.141.637,60 125.396,10 6.267.033,70 USD 32.353.561,47 Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.141.637,60 125.396,10 6.267.033,70 USD 32.353.561,47 Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 6.141.637,60 125.396,10 6.267.033,70 USD 32.353.561,47 Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 5.986.031,24 88.890,83 6.074.922,07 USD 31.361.785,17 Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 5.989.183,97 55.048,44 6.044.232,41 USD 31.203.349,84 Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 5.986.031,24 55.972,78 6.042.004,02 USD 31.191.845,75 Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 5.986.031,24 55.972,78 6.042.004,02 USD 31.191.845,75 Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 5.986.031,24 55.972,78 6.042.004,02 USD 31.191.845,75 Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 5.774.074,96 117.891,44 5.891.966,39 USD 30.417.276,51 Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 5.679.842,54 81.469,79 5.761.312,34 USD 29.742.774,93 Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 5.679.842,54 51.299,90 5.731.142,45 USD 29.587.022,88 Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 5.679.842,54 51.299,90 5.731.142,45 USD 29.587.022,88 Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 5.679.842,54 51.299,90 5.731.142,45 USD 29.587.022,88 Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 5.540.109,34 152.889,99 5.692.999,33 USD 29.390.109,04 Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 5.626.869,36 52.614,41 5.679.483,78 USD 29.320.335,01 Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 5.540.109,34 96.271,78 5.636.381,12 USD 29.097.817,52 Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 5.540.109,34 96.271,78 5.636.381,12 USD 29.097.817,52 Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 5.540.109,34 96.271,78 5.636.381,12 USD 29.097.817,52 Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 5.444.712,70 50.044,04 5.494.756,74 USD 28.366.681,67 Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 5.444.712,70 50.044,04 5.494.756,74 USD 28.366.681,67 Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 5.444.712,70 50.044,04 5.494.756,74 USD 28.366.681,67 Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 5.339.051,99 48.221,91 5.387.273,90 USD 27.811.801,50 Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 5.207.702,78 90.495,47 5.298.198,25 USD 27.351.948,47 Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 5.156.765,62 106.788,29 5.263.553,90 USD 27.173.097,03 Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 5.156.765,62 67.242,45 5.224.008,07 USD 26.968.941,66 Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 5.156.765,62 67.242,45 5.224.008,07 USD 26.968.941,66 Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 5.156.765,62 67.242,45 5.224.008,07 USD 26.968.941,66 Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 5.083.387,05 113.998,11 5.197.385,16 USD 26.831.500,87 Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 5.083.387,05 71.782,34 5.155.169,38 USD 26.613.561,93 Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 5.083.387,05 71.782,34 5.155.169,38 USD 26.613.561,93 Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 5.083.387,05 71.782,34 5.155.169,38 USD 26.613.561,93 Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.933.250,48 93.879,26 5.027.129,74 USD 25.952.557,30 Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.933.250,48 65.220,38 4.998.470,86 USD 25.804.605,81 Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 4.821.900,98 94.596,03 4.916.497,01 USD 25.381.415,82 Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.847.359,68 63.207,91 4.910.567,59 USD 25.350.805,16 Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.821.900,98 59.565,23 4.881.466,22 USD 25.200.569,34 Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 4.821.900,98 59.565,23 4.881.466,22 USD 25.200.569,34 Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 4.821.900,98 59.565,23 4.881.466,22 USD 25.200.569,34 Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.778.383,82 67.475,40 4.845.859,22 USD 25.016.748,22 Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.689.161,72 87.427,37 4.776.589,09 USD 24.659.141,18 Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.689.161,72 60.738,08 4.749.899,80 USD 24.521.357,73 Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.604.823,02 53.211,62 4.658.034,64 USD 24.047.103,82 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.604.823,02 36.967,50 4.641.790,52 USD 23.963.243,57 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.532.586,93 55.991,32 4.588.578,24 USD 23.688.535,18 Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.190.113,13 51.267,68 4.241.380,81 USD 21.896.128,41 Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 4.179.462,70 52.308,21 4.231.770,91 USD 21.846.517,32 Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.190.113,13 35.617,00 4.225.730,13 USD 21.815.331,78 Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.136.673,89 66.483,24 4.203.157,13 USD 21.698.798,69 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.136.673,89 46.187,65 4.182.861,54 USD 21.594.022,69 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 4.013.588,68 33.727,21 4.047.315,89 USD 20.894.268,29 Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.851.805,78 62.564,16 3.914.369,94 USD 20.207.934,79 Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.851.805,78 39.395,40 3.891.201,18 USD 20.088.326,10 Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.851.805,78 39.395,40 3.891.201,18 USD 20.088.326,10 Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 84 STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.851.805,78 39.395,40 3.891.201,18 USD 20.088.326,10 Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 3.855.855,37 29.995,40 3.885.850,77 USD 20.060.704,62 Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 3.837.206,75 31.807,77 3.869.014,52 USD 19.973.787,45 Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.799.511,54 47.552,92 3.847.064,46 USD 19.860.470,29 Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.799.511,54 47.552,92 3.847.064,46 USD 19.860.470,29 Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.799.511,54 47.552,92 3.847.064,46 USD 19.860.470,29 Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.745.668,75 77.843,76 3.823.512,51 USD 19.738.883,31 Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.745.668,75 49.016,66 3.794.685,41 USD 19.590.063,43 Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.745.668,75 49.016,66 3.794.685,41 USD 19.590.063,43 Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.745.668,75 49.016,66 3.794.685,41 USD 19.590.063,43 Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 3.762.042,56 30.812,23 3.792.854,79 USD 19.580.612,85 Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.687.335,42 75.445,61 3.762.781,03 USD 19.425.357,07 Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.687.335,42 75.445,61 3.762.781,03 USD 19.425.357,07 Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.687.335,42 75.445,61 3.762.781,03 USD 19.425.357,07 Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.687.335,42 75.445,61 3.762.781,03 USD 19.425.357,07 Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.658.102,15 41.582,52 3.699.684,66 USD 19.099.622,07 Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.602.828,70 93.795,84 3.696.624,54 USD 19.083.824,18 Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.648.716,98 30.661,10 3.679.378,08 USD 18.994.789,36 Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.648.716,98 30.661,10 3.679.378,08 USD 18.994.789,36 Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.648.716,98 30.661,10 3.679.378,08 USD 18.994.789,36 Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.602.828,70 59.061,37 3.661.890,07 USD 18.904.507,48 Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.602.828,70 59.061,37 3.661.890,07 USD 18.904.507,48 Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.602.828,70 59.061,37 3.661.890,07 USD 18.904.507,48 Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.620.697,43 37.031,68 3.657.729,11 USD 18.883.026,53 Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 3.607.570,06 30.369,69 3.637.939,75 USD 18.780.863,96 Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.580.280,97 53.493,71 3.633.774,68 USD 18.759.361,81 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.580.280,97 37.163,48 3.617.444,45 USD 18.675.056,99 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.520.928,62 46.075,66 3.567.004,29 USD 18.414.659,62 Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.466.657,02 70.930,37 3.537.587,39 USD 18.262.794,89 Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.505.323,07 27.268,55 3.532.591,61 USD 18.237.004,20 Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.505.323,07 27.268,55 3.532.591,61 USD 18.237.004,20 Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.505.323,07 27.268,55 3.532.591,61 USD 18.237.004,20 Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.455.902,57 67.983,65 3.523.886,22 USD 18.192.062,62 Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.488.369,78 28.916,15 3.517.285,93 USD 18.157.988,60 Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.488.369,78 28.916,15 3.517.285,93 USD 18.157.988,60 Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.488.369,78 28.916,15 3.517.285,93 USD 18.157.988,60 Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.455.902,57 47.230,02 3.503.132,59 USD 18.084.922,01 Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 3.459.490,44 28.087,15 3.487.577,59 USD 18.004.619,32 Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.420.038,69 28.011,12 3.448.049,81 USD 17.800.557,13 Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.420.038,69 28.011,12 3.448.049,81 USD 17.800.557,13 Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.420.038,69 28.011,12 3.448.049,81 USD 17.800.557,13 Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.386.658,98 55.517,69 3.442.176,66 USD 17.770.237,03 Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.313.538,16 88.990,90 3.402.529,05 USD 17.565.556,23 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.313.538,16 56.035,79 3.369.573,95 USD 17.395.425,50 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.313.538,16 56.035,79 3.369.573,95 USD 17.395.425,50 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.313.538,16 56.035,79 3.369.573,95 USD 17.395.425,50 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.279.609,14 27.608,81 3.307.217,95 USD 17.073.512,69 Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.279.609,14 27.608,81 3.307.217,95 USD 17.073.512,69 Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.279.609,14 27.608,81 3.307.217,95 USD 17.073.512,69 Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.198.211,97 79.136,70 3.277.348,67 USD 16.919.312,52 Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.198.211,97 49.830,80 3.248.042,77 USD 16.768.020,82 Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.198.211,97 49.830,80 3.248.042,77 USD 16.768.020,82 Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.198.211,97 49.830,80 3.248.042,77 USD 16.768.020,82 Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.144.991,31 25.533,77 3.170.525,08 USD 16.367.835,74 Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.144.991,31 25.533,77 3.170.525,08 USD 16.367.835,74 Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.144.991,31 25.533,77 3.170.525,08 USD 16.367.835,74 Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.114.725,87 52.673,65 3.167.399,51 USD 16.351.699,97 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.074.160,28 62.766,27 3.136.926,55 USD 16.194.383,33 Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Thibault.berger@ca-cib.com 1301 Avenue of the Americas 10019 New York NY Estados Unidos N/A 3.117.421,94 14.772,05 3.132.193,99 USD 16.169.951,46 Carta de Crédito (Feedstock nº 2329 - COMMITTED FACILITY CA-CIB) N/A N/A 12/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.006.319,25 46.840,95 3.053.160,21 USD 15.761.939,57 Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.993.015,62 27.986,39 3.021.002,01 USD 15.595.922,88 Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 2.830.001,70 62.996,61 2.892.998,31 USD 14.935.103,80 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 2.830.001,70 39.667,71 2.869.669,41 USD 14.814.668,34 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 2.830.001,70 39.667,71 2.869.669,41 USD 14.814.668,34 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 2.830.001,70 39.667,71 2.869.669,41 USD 14.814.668,34 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.839.921,27 25.649,95 2.865.571,22 USD 14.793.511,44 Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.770.054,67 48.135,89 2.818.190,56 USD 14.548.908,76 Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 2.713.287,76 35.871,21 2.749.158,97 USD 14.192.533,20 Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 2.722.356,35 25.022,02 2.747.378,37 USD 14.183.340,83 Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 2.660.201,60 37.287,65 2.697.489,25 USD 13.925.788,24 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 2.579.038,95 33.405,94 2.612.444,89 USD 13.486.746,75 Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.578.382,81 33.621,23 2.612.004,04 USD 13.484.470,83 Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.541.693,52 35.891,17 2.577.584,69 USD 13.306.780,97 Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 2.532.652,66 20.332,13 2.552.984,79 USD 13.179.783,96 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.466.625,24 32.610,19 2.499.235,43 USD 12.902.302,91 Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 2.466.625,24 32.610,19 2.499.235,43 USD 12.902.302,91 Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 2.466.625,24 32.610,19 2.499.235,43 USD 12.902.302,91 Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.410.950,49 29.782,62 2.440.733,11 USD 12.600.284,67 Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.344.580,86 30.369,04 2.374.949,90 USD 12.260.678,87 Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 2.344.580,86 30.369,04 2.374.949,90 USD 12.260.678,87 Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 2.344.580,86 30.369,04 2.374.949,90 USD 12.260.678,87 Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 2.304.562,22 19.589,35 2.324.151,57 USD 11.998.432,48 Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.302.411,51 18.483,75 2.320.895,26 USD 11.981.621,79 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 2.302.411,51 18.483,75 2.320.895,26 USD 11.981.621,79 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 2.302.411,51 18.483,75 2.320.895,26 USD 11.981.621,79 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 2.275.170,64 25.403,21 2.300.573,85 USD 11.876.712,48 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 2.124.114,71 56.796,42 2.180.911,13 USD 11.258.953,70 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 2.124.114,71 35.763,57 2.159.878,28 USD 11.150.371,63 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 2.124.114,71 35.763,57 2.159.878,28 USD 11.150.371,63 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 2.124.114,71 35.763,57 2.159.878,28 USD 11.150.371,63 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.095.056,57 17.808,50 2.112.865,06 USD 10.907.665,89 Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 2.095.056,57 17.808,50 2.112.865,06 USD 10.907.665,89 Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 2.095.056,57 17.808,50 2.112.865,06 USD 10.907.665,89 Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.068.336,95 23.093,82 2.091.430,77 USD 10.797.011,34 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 2.068.336,95 23.093,82 2.091.430,77 USD 10.797.011,34 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 2.068.336,95 23.093,82 2.091.430,77 USD 10.797.011,34 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 1.996.667,83 33.617,76 2.030.285,59 USD 10.481.349,34 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 1.969.154,53 20.439,92 1.989.594,45 USD 10.271.281,34 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.925.902,89 19.697,70 1.945.600,59 USD 10.044.163,05 Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 1.900.746,41 25.976,51 1.926.722,93 USD 9.946.707,11 Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.899.755,77 23.776,46 1.923.532,23 USD 9.930.235,15 Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 1.896.568,53 17.571,28 1.914.139,81 USD 9.881.746,77 Carta de Crédito (Feedstock nº 2364 - COMMITTED FACILITY SANTANDER) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.872.834,37 24.508,33 1.897.342,71 USD 9.795.031,71 Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.845.673,88 37.763,85 1.883.437,73 USD 9.723.247,28 Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.824.358,49 15.330,55 1.839.689,04 USD 9.497.394,68 Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.801.414,35 29.530,69 1.830.945,03 USD 9.452.253,74 Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.790.140,49 18.581,74 1.808.722,23 USD 9.337.528,49 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 1.790.140,49 18.581,74 1.808.722,23 USD 9.337.528,49 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 1.790.140,49 18.581,74 1.808.722,23 USD 9.337.528,49 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.752.661,53 13.634,27 1.766.295,81 USD 9.118.502,10 Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.744.184,89 14.458,08 1.758.642,96 USD 9.078.994,30 Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.727.951,29 23.615,01 1.751.566,30 USD 9.042.461,00 Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 1.727.951,29 23.615,01 1.751.566,30 USD 9.042.461,00 Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 1.727.951,29 23.615,01 1.751.566,30 USD 9.042.461,00 Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.710.019,34 14.005,56 1.724.024,90 USD 8.900.278,57 Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 1.673.050,26 12.066,80 1.685.117,06 USD 8.699.416,80 Carta de Crédito (Feedstock nº 2364 - COMMITTED FACILITY SANTANDER) N/A N/A 02/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.656.769,08 28.017,90 1.684.786,97 USD 8.697.712,75 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 1.654.176,58 27.862,72 1.682.039,30 USD 8.683.527,87 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 1.654.176,58 17.544,60 1.671.721,18 USD 8.630.260,57 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 1.654.176,58 17.544,60 1.671.721,18 USD 8.630.260,57 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.654.176,58 17.544,60 1.671.721,18 USD 8.630.260,57 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.639.804,57 13.804,40 1.653.608,98 USD 8.536.756,34 Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.599.105,99 24.915,40 1.624.021,39 USD 8.384.010,41 Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.572.495,66 12.766,89 1.585.262,54 USD 8.183.917,87 Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 1.554.925,98 16.491,92 1.571.417,91 USD 8.112.444,94 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.415.000,85 19.833,86 1.434.834,71 USD 7.407.334,17 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.233.312,62 16.305,10 1.249.617,71 USD 6.451.151,45 Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.172.290,43 15.184,52 1.187.474,95 USD 6.130.339,43 Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 1.150.586,05 18.499,58 1.169.085,62 USD 6.035.404,53 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 1.150.586,05 12.852,14 1.163.438,19 USD 6.006.249,64 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.151.205,75 9.241,88 1.160.447,63 USD 5.990.810,89 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 1.120.495,26 20.381,79 1.140.877,04 USD 5.889.777,74 Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 1.120.495,26 14.159,76 1.134.655,02 USD 5.857.656,53 Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.062.057,36 17.881,79 1.079.939,14 USD 5.575.185,82 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.047.528,28 8.904,25 1.056.432,53 USD 5.453.832,94 Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 85 STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.034.168,47 11.546,91 1.045.715,38 USD 5.398.505,67 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 892.669,13 14.327,17 906.996,30 USD 4.682.368,40 Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 895.070,24 9.290,87 904.361,11 USD 4.668.764,25 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 892.669,13 9.953,46 902.622,59 USD 4.659.789,12 Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 863.975,64 11.807,51 875.783,15 USD 4.521.230,50 Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 827.088,29 8.772,30 835.860,59 USD 4.315.130,29 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 794.962,43 15.462,94 810.425,38 USD 4.183.821,00 Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 794.962,43 10.742,51 805.704,94 USD 4.159.451,77 Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 642.646,14 9.510,25 652.156,40 USD 3.366.757,40 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 642.646,14 6.607,02 649.253,17 USD 3.351.769,46 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 632.822,33 7.068,68 639.891,00 USD 3.303.437,30 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 616.272,39 7.787,87 624.060,26 USD 3.221.711,09 Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 575.293,02 6.426,07 581.719,09 USD 3.003.124,82 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 575.293,02 6.426,07 581.719,09 USD 3.003.124,82 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 575.293,02 6.426,07 581.719,09 USD 3.003.124,82 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 560.247,63 7.079,88 567.327,51 USD 2.928.828,26 Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 560.247,63 7.079,88 567.327,51 USD 2.928.828,26 Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 560.247,63 7.079,88 567.327,51 USD 2.928.828,26 Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 553.911,95 7.284,97 561.196,92 USD 2.897.179,10 Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 553.911,95 5.061,06 558.973,01 USD 2.885.698,17 Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 525.221,69 7.468,18 532.689,87 USD 2.750.011,46 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 525.221,69 5.188,34 530.410,03 USD 2.738.241,79 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 492.747,89 8.446,34 501.194,23 USD 2.587.415,22 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 492.747,89 5.867,89 498.615,79 USD 2.574.103,99 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 490.968,02 5.474,40 496.442,42 USD 2.562.884,01 Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 446.334,56 4.976,73 451.311,29 USD 2.329.894,56 Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 446.334,56 4.976,73 451.311,29 USD 2.329.894,56 Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 446.334,56 4.976,73 451.311,29 USD 2.329.894,56 Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 437.229,34 5.908,38 443.137,72 USD 2.287.698,48 Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 397.481,22 5.371,26 402.852,47 USD 2.079.725,89 Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 397.481,22 5.371,26 402.852,47 USD 2.079.725,89 Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 397.481,22 5.371,26 402.852,47 USD 2.079.725,89 Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 362.226,21 5.595,63 367.821,84 USD 1.898.880,25 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 362.226,21 3.887,43 366.113,64 USD 1.890.061,67 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 353.455,38 3.633,86 357.089,24 USD 1.843.473,21 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 330.228,50 4.077,84 334.306,34 USD 1.725.856,48 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 330.228,50 2.832,99 333.061,48 USD 1.719.429,89 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 321.323,07 3.303,51 324.626,58 USD 1.675.884,73 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 321.323,07 3.303,51 324.626,58 USD 1.675.884,73 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 321.323,07 3.303,51 324.626,58 USD 1.675.884,73 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 315.244,93 3.305,64 318.550,57 USD 1.644.517,32 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 315.244,93 2.296,51 317.541,45 USD 1.639.307,72 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 304.651,57 2.783,58 307.435,16 USD 1.587.133,99 Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 288.871,93 2.853,59 291.725,52 USD 1.506.032,98 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 287.646,51 3.213,04 290.859,55 USD 1.501.562,41 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 280.123,81 3.539,94 283.663,75 USD 1.464.414,13 Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 276.955,98 2.530,53 279.486,51 USD 1.442.849,08 Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 276.955,98 2.530,53 279.486,51 USD 1.442.849,08 Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 276.955,98 2.530,53 279.486,51 USD 1.442.849,08 Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 271.011,34 3.227,34 274.238,68 USD 1.415.757,20 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 262.610,85 2.594,17 265.205,02 USD 1.369.120,90 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 262.610,85 2.594,17 265.205,02 USD 1.369.120,90 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 262.610,85 2.594,17 265.205,02 USD 1.369.120,90 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 246.373,95 2.933,95 249.307,89 USD 1.287.052,00 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 246.373,95 2.933,95 249.307,89 USD 1.287.052,00 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 246.373,95 2.933,95 249.307,89 USD 1.287.052,00 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 223.167,28 2.488,37 225.655,65 USD 1.164.947,28 Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 198.740,61 2.685,63 201.426,24 USD 1.039.862,94 Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 199.224,42 2.138,09 201.362,50 USD 1.039.533,92 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 181.625,67 1.558,14 183.183,81 USD 945.686,44 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 181.113,10 1.943,72 183.056,82 USD 945.030,83 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 181.113,10 1.943,72 183.056,82 USD 945.030,83 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 181.113,10 1.943,72 183.056,82 USD 945.030,83 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 173.384,71 1.263,08 174.647,80 USD 901.619,25 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 165.114,25 1.416,49 166.530,74 USD 859.714,95 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 165.114,25 1.416,49 166.530,74 USD 859.714,95 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 165.114,25 1.416,49 166.530,74 USD 859.714,95 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 160.661,54 1.651,76 162.313,29 USD 837.942,37 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 157.622,47 1.148,26 158.770,72 USD 819.653,86 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 157.622,47 1.148,26 158.770,72 USD 819.653,86 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 157.622,47 1.148,26 158.770,72 USD 819.653,86 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 138.477,99 1.265,26 139.743,25 USD 721.424,54 Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 131.305,42 1.297,08 132.602,51 USD 684.560,45 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 123.186,97 1.466,97 124.653,95 USD 643.526,00 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH dl.nytfstandby@us.bnpparibas.com; Rodrigo.jabur@br.bnpparibas.com; Felipe.IRANI@br.bnpparibas.com 787 Seventh Avenue 10019 New York NY Estados Unidos N/A 0,00 94.522,80 94.522,80 USD 487.973,96 Carta de Crédito (Fee under the Revolving LC Issuance Agreement - SBLC Facility) N/A N/A N/A Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 90.556,55 971,86 91.528,41 USD 472.515,42 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 82.557,12 708,25 83.265,37 USD 429.857,47 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 78.811,23 574,13 79.385,36 USD 409.826,93 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 86 Lista de Credores Braskem S.A. Credor Endereço Eletrônico Endereço CEP Cidade UF País CNPJ Saldo atualizado do crédito (Moeda Original) Fees (Moeda Original) Saldo total do crédito (Moeda Original) Moeda Saldo atualizado do crédito (BRL) Origem do crédito (Nome e número do contrato que dá lastro ao crédito) Número da nota fiscal (quando aplicável) Data de emissão da nota fiscal (quando aplicável) Data de vencimento Classificação Devedora Principal THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 1.530.511.625,00 0,00 1.530.511.625,00 USD 7.901.266.264,06 PCG 4.500% Notes due 2030 dated as of November 01, 2019 N/A N/A 31/01/2030 Créditos Financeiros BRASKEM S.A. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 1.205.194.489,50 0,00 1.205.194.489,50 USD 6.221.816.552,04 PCG 4.500% Notes due 2028 dated as of October 10, 2017 N/A N/A 10/01/2028 Créditos Financeiros BRASKEM S.A. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 1.038.062.500,00 0,00 1.038.062.500,00 USD 5.358.997.656,25 PCG 7.250% Notes due 2033 dated as of February 13, 2023 N/A N/A 13/02/2033 Créditos Financeiros BRASKEM S.A. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 893.952.083,33 0,00 893.952.083,33 USD 4.615.027.630,21 PCG 8.500% Notes due 2031 dated as of September 12, 2023 N/A N/A 12/01/2031 Créditos Financeiros BRASKEM S.A. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 873.988.888,89 0,00 873.988.888,89 USD 4.511.967.638,89 PCG 8.000% Notes due 2034 dated as of October 15, 2024 N/A N/A 15/10/2034 Créditos Financeiros BRASKEM S.A. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 774.601.562,50 0,00 774.601.562,50 USD 3.998.880.566,41 PCG 5.875% Notes due 2050 dated as of November 01, 2019 N/A N/A 31/01/2050 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 547.074.597,50 0,00 547.074.597,50 USD 2.824.272.609,59 541 EXPORT PRE PAYMENT N/A N/A 10/10/2027 Créditos Financeiros BRASKEM S.A. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 328.944.161,85 0,00 328.944.161,85 USD 1.698.174.235,57 PCG 7.125% Notes due 2041 dated as of July 22, 2011 N/A N/A 22/07/2041 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 299.000.929,83 0,00 299.000.929,83 USD 1.543.592.300,25 598 EXPORT PRE PAYMENT N/A N/A 04/09/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 294.464.922,06 0,00 294.464.922,06 USD 1.520.175.160,13 642 EXPORT PRE PAYMENT N/A N/A 22/03/2029 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 288.579.626,39 0,00 288.579.626,39 USD 1.489.792.321,24 721 INTERCOMPANY LOAN N/A N/A 17/03/2035 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 287.789.430,56 0,00 287.789.430,56 USD 1.485.712.935,27 722 INTERCOMPANY LOAN N/A N/A 26/03/2035 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 285.109.872,31 0,00 285.109.872,31 USD 1.471.879.715,80 590 EXPORT PRE PAYMENT N/A N/A 16/08/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 284.869.000,00 0,00 284.869.000,00 USD 1.470.636.212,50 596 EXPORT PRE PAYMENT N/A N/A 30/08/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 284.434.073,33 0,00 284.434.073,33 USD 1.468.390.903,57 588 EXPORT PRE PAYMENT N/A N/A 10/08/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 284.298.375,00 0,00 284.298.375,00 USD 1.467.690.360,94 594 EXPORT PRE PAYMENT N/A N/A 27/08/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 284.215.270,83 0,00 284.215.270,83 USD 1.467.261.335,66 592 EXPORT PRE PAYMENT N/A N/A 22/08/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 276.908.850,83 0,00 276.908.850,83 USD 1.429.541.942,41 574 EXPORT PRE PAYMENT N/A N/A 18/07/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 276.836.350,91 0,00 276.836.350,91 USD 1.429.167.661,57 576 EXPORT PRE PAYMENT N/A N/A 20/07/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 276.462.693,33 0,00 276.462.693,33 USD 1.427.238.654,32 583 EXPORT PRE PAYMENT N/A N/A 26/07/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 275.509.732,38 0,00 275.509.732,38 USD 1.422.318.993,41 586 EXPORT PRE PAYMENT N/A N/A 07/08/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 275.487.990,08 0,00 275.487.990,08 USD 1.422.206.748,79 580 EXPORT PRE PAYMENT N/A N/A 31/07/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 275.456.870,86 0,00 275.456.870,86 USD 1.422.046.095,81 584 EXPORT PRE PAYMENT N/A N/A 02/08/2028 Créditos Financeiros BRASKEM S.A. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 260.341.145,83 0,00 260.341.145,83 USD 1.344.011.165,36 PCG 7.125% Notes due 2041 dated as of July 22, 2011 N/A N/A 22/07/2041 Créditos Financeiros BRASKEM S.A. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 255.643.491,34 0,00 255.643.491,34 USD 1.319.759.524,06 PCG Subordinated Resettable Fixed Rate Notes due 2081 dated as of July 23, 2020 N/A N/A 23/01/2081 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 254.792.777,78 0,00 254.792.777,78 USD 1.315.367.715,29 3 EUROBONDS N/A N/A 01/06/2045 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 253.538.559,20 0,00 253.538.559,20 USD 1.308.892.811,87 527 EXPORT PRE PAYMENT N/A N/A 06/07/2027 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 226.569.466,77 0,00 226.569.466,77 USD 1.169.664.872,20 694/727 EXPORT PRE PAYMENT N/A N/A 28/02/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 226.253.345,68 0,00 226.253.345,68 USD 1.168.032.897,07 688 EXPORT PRE PAYMENT N/A N/A 17/02/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 226.192.359,87 0,00 226.192.359,87 USD 1.167.718.057,83 686 EXPORT PRE PAYMENT N/A N/A 16/02/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 225.945.663,33 0,00 225.945.663,33 USD 1.166.444.486,94 689 EXPORT PRE PAYMENT N/A N/A 22/02/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 225.143.426,51 0,00 225.143.426,51 USD 1.162.302.939,36 695 EXPORT PRE PAYMENT N/A N/A 15/03/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 223.818.055,20 0,00 223.818.055,20 USD 1.155.460.709,97 704 EXPORT PRE PAYMENT N/A N/A 27/09/2028 Créditos Financeiros BRASKEM S.A. PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS assembleias@pentagonotrustee.com.br Avenida das Américas, nº 4200, Bloco 8, Ala B, salas 302, 303 e 304 22640-102 Rio de Janeiro RJ Brasil 17.343.682/0001-38 1.153.333.278,50 0,00 1.153.333.278,50 BRL 1.153.333.278,50 Instrumento Particular de Escritura da 18a Emissão de Debêntures Simples dated as of November 09, 2022 N/A N/A 09/11/2029 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 223.365.755,83 0,00 223.365.755,83 USD 1.153.125.714,47 702 EXPORT PRE PAYMENT N/A N/A 25/09/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 212.526.657,83 0,00 212.526.657,83 USD 1.097.168.871,05 539 EXPORT PRE PAYMENT N/A N/A 10/10/2027 Créditos Financeiros BRASKEM S.A. BARCLAYS BANK PLC eliza.askarova@barclays.com 125 S. West Street 19801 Wilmington DE Estados Unidos N/A 202.735.639,52 224.754,17 202.960.393,69 USD 1.047.783.032,43 PCG Revolving Credit Facility Agreement dated as of December 13, 2021 N/A N/A 17/12/2026 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH howard.lee@db.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 198.486.689,00 220.043,75 198.706.732,75 USD 1.025.823.507,80 PCG Revolving Credit Facility Agreement dated as of December 13, 2021 N/A N/A 17/12/2026 Créditos Financeiros BRASKEM S.A. ALTAI GATE S.À R.L. legalnotices@svpglobal.com 375 Park Avenue, 27th Floor 10152 New York NY Estados Unidos N/A 178.455.922,22 197.837,50 178.653.759,72 USD 922.300.034,54 PCG Revolving Credit Facility Agreement dated as of December 13, 2021 N/A N/A 17/12/2026 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 172.470.685,00 0,00 172.470.685,00 USD 890.379.911,31 723 INTERCOMPANY LOAN N/A N/A 31/03/2035 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 168.051.231,23 0,00 168.051.231,23 USD 867.564.481,22 706 EXPORT PRE PAYMENT N/A N/A 29/09/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 167.934.778,65 0,00 167.934.778,65 USD 866.963.294,78 703 EXPORT PRE PAYMENT N/A N/A 26/09/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 159.931.076,67 0,00 159.931.076,67 USD 825.644.183,31 732 EUROBONDS N/A N/A 25/06/2034 Créditos Financeiros BRASKEM S.A. PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS assembleias@pentagonotrustee.com.br Avenida das Américas, nº 4200, Bloco 8, Ala B, salas 302, 303 e 304 22640-102 Rio de Janeiro RJ Brasil 17.343.682/0001-38 789.540.964,01 0,00 789.540.964,01 BRL 789.540.964,01 Instrumento Particular de Escritura da 16a Emissão de Debêntures Simples dated as of May 11, 2022 N/A N/A 12/05/2029 Créditos Financeiros BRASKEM S.A. ECO SECURITIZADORA DE DIREITOS CREDITÓRIOS DO AGRONEGÓCIO S.A. controleoperacional@ecoagro.agr.br Avenida Pedroso de Morais, nº 1.553, 3º andar, conjunto 32, Pinheiros 05419-001 São Paulo SP Brasil 10.753.164/0001-43 737.630.891,08 0,00 737.630.891,08 BRL 737.630.891,08 Contrato de Certificados de Recebíveis do Agronegócio dated as of October 27, 2021 N/A N/A 14/12/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 140.087.977,29 0,00 140.087.977,29 USD 723.204.182,76 708 EXPORT PRE PAYMENT N/A N/A 05/10/2028 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 136.852.557,52 0,00 136.852.557,52 USD 706.501.328,20 692 EXPORT PRE PAYMENT N/A N/A 10/10/2027 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 115.450.688,87 0,00 115.450.688,87 USD 596.014.181,29 545 EXPORT PRE PAYMENT N/A N/A 20/10/2027 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 111.693.600,00 0,00 111.693.600,00 USD 576.618.210,00 711 EXPORT PRE PAYMENT N/A N/A 01/11/2029 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 111.565.213,89 0,00 111.565.213,89 USD 575.955.416,71 713 EXPORT PRE PAYMENT N/A N/A 05/11/2029 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 111.191.365,00 0,00 111.191.365,00 USD 574.025.421,81 715 EXPORT PRE PAYMENT N/A N/A 18/11/2029 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 111.128.691,11 0,00 111.128.691,11 USD 573.701.867,86 717 EXPORT PRE PAYMENT N/A N/A 25/11/2029 Créditos Financeiros BRASKEM S.A. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK felix.vasquez@ca-cib.com; francisco.casas@ca-cib.com; marisol.ortiz@ca-cib.com 1301 Avenue of the Americas 10019 New York NY Estados Unidos N/A 101.367.819,76 112.377,08 101.480.196,85 USD 523.891.516,22 PCG Revolving Credit Facility Agreement dated as of December 13, 2021 N/A N/A 17/12/2026 Créditos Financeiros BRASKEM S.A. ING CAPITAL LLC Alejandro.jimeno@ing.com; Anthony.rivera@ing.com 1133 Avenue of the Americas 10136 New York NY Estados Unidos N/A 96.511.876,30 106.993,75 96.618.870,05 USD 498.794.916,64 PCG Revolving Credit Facility Agreement dated as of December 13, 2021 N/A N/A 17/12/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK Daniel.Guiotti@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 96.511.876,30 106.993,75 96.618.870,05 USD 498.794.916,64 PCG Revolving Credit Facility Agreement dated as of December 13, 2021 N/A N/A 17/12/2026 Créditos Financeiros BRASKEM S.A. ITAU UNIBANCO S.A. AtendimentoAtivosReestruturacaoCorp@itaubba.com AV. Brigadeiro Faria Lima, 3500, 1 2 3 Parte; 4 E 5 And 04538-132 São Paulo SP Brasil 60.701.190/4816-09 478.035.070,40 0,00 478.035.070,40 BRL 478.035.070,40 Cédula de Produto Rural Financeira dated as of June 19, 2023 N/A N/A 19/06/2026 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 79.283.734,53 0,00 79.283.734,53 USD 409.302.279,51 719 EXPORT PRE PAYMENT N/A N/A 05/03/2030 Créditos Financeiros BRASKEM S.A. MORGAN STANLEY BANK, N.A. scott.evan@morganstanley.com One Utah Center 201, South Main Street, 5th floor 84111 Salt Lake City UT Estados Unidos N/A 72.839.151,93 80.750,00 72.919.901,93 USD 376.448.993,69 PCG Revolving Credit Facility Agreement dated as of December 13, 2021 N/A N/A 17/12/2026 Créditos Financeiros BRASKEM S.A. BANCO SAFRA S.A. tatiana.guimaraes@safra.com.br Av. Paulista 2100 01310-930 São Paulo SP Brasil 58.160.789/0001-28 357.195.000,48 0,00 357.195.000,48 BRL 357.195.000,48 Cédula/Nota de Crédito à Exportação dated as off July 20, 2022 N/A N/A 20/07/2027 Créditos Financeiros BRASKEM S.A. BANCO INBURSA, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO INBURSA dcasasg@inbursa.com; luramirez(p)@inbursa.com; mgmendozag@inbursa.com Paseo de las Palmas #736, Lomas de Chapultepec 11000 Ciudad de México (CDMX) N/A México N/A 64.179.023,00 0,00 64.179.023,00 USD 331.324.206,24 Equity Support Agreement - TQPM N/A N/A N/A Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 55.208.128,91 1.423.655,17 56.631.784,08 USD 292.361.585,32 PCG Carta de Crédito (Feedstock nº 2216 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 51.117.125,90 0,00 51.117.125,90 USD 263.892.162,48 Export Prepayment Facility Agreement dated as of October 18, 2023 N/A N/A 20/10/2026 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 51.094.322,46 0,00 51.094.322,46 USD 263.774.439,68 Export Prepayment Facility Agreement dated as of June 27, 2022 N/A N/A 29/06/2027 Créditos Financeiros BRASKEM S.A. LUXEMBOURG INVESTMENT COMPANY 137 S.À.R.L bankdebt@elliottmgmt.com 12C rue Guillaume J. Kroll L-1882 Cidade de Luxemburgo N/A Luxemburgo N/A 51.031.746,82 0,00 51.031.746,82 USD 263.451.392,97 Export Prepayment Facility Agreement dated as of October 19, 2023 N/A N/A 23/10/2026 Créditos Financeiros BRASKEM S.A. ING BANK N.V., TOKYO BRANCH Agency.Services.Asia@Asia.ING.com Meiji Yasuda Seimei Building, 2-1-1, Marunouchi, Chiyoda-ku 100-0005 Tokyo Tokyo Japão N/A 50.620.929,53 0,00 50.620.929,53 USD 261.330.548,67 PCG Nexi Loan Agreement dated as of August 4, 2020 N/A N/A 04/02/2031 Créditos Financeiros BRASKEM S.A. BNP PARIBAS - ACTING THROUGH ITS TOKYO BRANCH Agency.Services.Asia@Asia.ING.com; Rodrigo.jabur@br.bnpparibas.com; Felipe.IRANI@br.bnpparibas.com GranTokyo North Tower, 1-9-1 Marunouchi, Chiyoda-ku 100-6741 Tokyo Tokyo Japão N/A 50.620.929,53 0,00 50.620.929,53 USD 261.330.548,67 PCG Nexi Loan Agreement dated as of August 4, 2020 N/A N/A 04/02/2031 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN olaf.kleinstück@dzbank.de; credit.service@dzbank.de Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 50.489.077,15 0,00 50.489.077,15 USD 260.649.860,80 Export Prepayment Facility Agreement dated as of June 10, 2022 N/A N/A 14/06/2027 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 50.180.171,33 0,00 50.180.171,33 USD 259.055.134,49 658 EXPORT PRE PAYMENT N/A N/A 10/12/2029 Créditos Financeiros BRASKEM S.A. PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS assembleias@pentagonotrustee.com.br Avenida das Américas, nº 4200, Bloco 8, Ala B, salas 302, 303 e 304 22640-102 Rio de Janeiro RJ Brasil 17.343.682/0001-38 255.084.025,79 0,00 255.084.025,79 BRL 255.084.025,79 Instrumento Particular de Escritura da 16a Emissão de Debêntures Simples dated as of May 11, 2022 N/A N/A 12/05/2032 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. sindicadossan@gruposantander.com Edificio Monteprincipe, planta 2a 28925 Madrid MAD Espanha N/A 49.268.470,67 0,00 49.268.470,67 USD 254.348.479,85 PCG SACE Covered Facility Agreement dated as of November 26, 2018 N/A N/A 29/11/2028 Créditos Financeiros BRASKEM S.A. BANCO SAFRA S.A. tatiana.guimaraes@safra.com.br Av. Paulista 2100 01310-930 São Paulo SP Brasil 58.160.789/0001-28 222.659.561,67 0,00 222.659.561,67 BRL 222.659.561,67 Cédula de Crédito Bancário no 62.158.411-8 dated as of December 26, 2018 N/A N/A 15/01/2031 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 42.551.972,17 0,00 42.551.972,17 USD 219.674.556,33 FEEDSTOCK INVOICE 2130409750 N/A N/A 15/03/2027 Créditos Financeiros BRASKEM S.A BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 40.700.000,00 384.022,22 41.084.022,22 USD 212.096.264,70 PCG Carta de Crédito (Feedstock nº 2359 - COMMITTED FACILITY SANTANDER) N/A N/A 09/03/2027 Créditos Financeiros BRASKEM S.A. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK felix.vasquez@ca-cib.com; william.zhou@ca-cib.com; CLF_LOSA@ca-cib.com 1301 Avenue of the Americas 10019 New York NY Estados Unidos N/A 40.407.612,37 0,00 40.407.612,37 USD 208.604.298,84 Export Prepayment Facility Agreement dated as of June 13, 2022 N/A N/A 13/06/2027 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 38.963.125,60 0,00 38.963.125,60 USD 201.147.135,91 FEEDSTOCK INVOICE 2130391262 N/A N/A 20/08/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 37.220.572,17 0,00 37.220.572,17 USD 192.151.203,83 FEEDSTOCK INVOICE 2130408422 N/A N/A 09/03/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 37.191.286,01 0,00 37.191.286,01 USD 192.000.014,05 FEEDSTOCK INVOICE 2130393981 N/A N/A 21/09/2026 Créditos Financeiros BRASKEM S.A CITIBANK, N.A. rai.curtolo@citi.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 34.478.980,17 942.041,26 35.421.021,43 USD 182.861.023,16 PCG Carta de Crédito (Feedstock nº 2269 - UNCOMMITTED) N/A N/A 24/07/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 35.204.958,90 0,00 35.204.958,90 USD 181.745.600,32 FEEDSTOCK INVOICE 2130402589 N/A N/A 11/01/2027 Créditos Financeiros BRASKEM S.A CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Zali.Win@ca-cib.com; thibault.berger@ca-cib.com 1301 Avenue of the Americas 10019 New York NY Estados Unidos N/A 34.011.037,16 269.036,45 34.280.073,61 USD 176.970.880,02 PCG Carta de Crédito (Feedstock nº 2276 - UNCOMMITTED) N/A N/A 18/08/2026 Créditos Financeiros BRASKEM S.A. ECO SECURITIZADORA DE DIREITOS CREDITÓRIOS DO AGRONEGÓCIO S.A. controleoperacional@ecoagro.agr.br Avenida Pedroso de Morais, nº 1.553, 3º andar, conjunto 32, Pinheiros 05419-001 São Paulo SP Brasil 10.753.164/0001-43 176.469.966,51 0,00 176.469.966,51 BRL 176.469.966,51 Contrato de Certificados de Recebíveis do Agronegócio dated as of October 27, 2021 N/A N/A 12/12/2031 Créditos Financeiros BRASKEM S.A. BNP PARIBAS, S.A. - NEW YORK BRANCH nyk_gtbmo_gts@us.bnpparibas.com 787 Seventh Avenue 10019 New York NY Estados Unidos N/A 32.848.976,73 267.910,02 33.116.886,75 USD 170.965.927,87 PCG Carta de Crédito (Feedstock nº 2247 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 33.099.415,73 0,00 33.099.415,73 USD 170.875.733,71 FEEDSTOCK INVOICE 2130400160 N/A N/A 18/11/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 32.960.671,42 0,00 32.960.671,42 USD 170.159.466,23 FEEDSTOCK INVOICE 2130400448 N/A N/A 01/12/2026 Créditos Financeiros BRASKEM S.A KFW IPEX-BANK GMBH nicole.keller@kfw.de Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 32.089.511,50 0,00 32.089.511,50 USD 165.662.103,12 Equity Support Agreement - TQPM N/A N/A N/A Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 31.350.000,00 324.733,75 31.674.733,75 USD 163.520.812,98 PCG Carta de Crédito (Feedstock nº 2365 - COMMITTED FACILITY SANTANDER) N/A N/A 15/03/2027 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 30.347.246,74 848.691,53 31.195.938,27 USD 161.049.031,33 PCG Carta de Crédito (Feedstock nº 2290 - UNCOMMITTED) N/A N/A 22/09/2026 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 30.083.036,22 76.246,23 30.159.282,45 USD 155.697.295,67 PCG Carta de Crédito (Feedstock nº 2253 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM S.A. BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 30.029.498,23 0,00 30.029.498,23 USD 155.027.284,61 399 EXPORT PRE PAYMENT N/A N/A 27/06/2027 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 28.153.021,82 258.069,36 28.411.091,18 USD 146.672.258,20 PCG Carta de Crédito (Feedstock nº 2328 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM S.A. BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. mbertolucci@bladex.com Torre V, Business Park - Ave. La Rotonda, Costa del Este 0819-08730 Panama City PTY Panamá N/A 27.824.925,15 366.188,20 28.191.113,35 USD 145.536.622,65 PCG Carta de Crédito (Feedstock nº 2261 - UNCOMMITTED) N/A N/A 23/10/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 27.575.702,08 0,00 27.575.702,08 USD 142.359.562,01 FEEDSTOCK INVOICE 2130409827 N/A N/A 18/03/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 27.163.941,95 0,00 27.163.941,95 USD 140.233.850,32 FEEDSTOCK INVOICE 2130408842 N/A N/A 09/03/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 27.163.940,96 0,00 27.163.940,96 USD 140.233.845,21 FEEDSTOCK INVOICE 2130408841 N/A N/A 09/03/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 26.875.324,98 0,00 26.875.324,98 USD 138.743.865,20 FEEDSTOCK INVOICE 2130394471 N/A N/A 08/09/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 26.833.467,27 0,00 26.833.467,27 USD 138.527.774,78 FEEDSTOCK INVOICE 2130388932 N/A N/A 31/07/2026 Créditos Financeiros BRASKEM S.A BNP PARIBAS FORTIS SA/NV khalid.k.bouitida@bnpparibas.com 35 rue de la Gare 75019 Paris PAR França N/A 26.507.754,00 0,00 26.507.754,00 USD 136.846.280,03 PCG SACE Covered Facility Agreement dated as of December 10, 2019 N/A N/A 10/12/2029 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. sindicadossan@gruposantander.com Edificio Monteprincipe, planta 2a 28925 Madrid MAD Espanha N/A 26.507.754,00 0,00 26.507.754,00 USD 136.846.280,03 PCG SACE Covered Facility Agreement dated as of December 10, 2019 N/A N/A 10/12/2029 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD. Viktoriia.chernyshova@mizuhogroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 25.682.084,50 0,00 25.682.084,50 USD 132.583.761,23 Equity Support Agreement - TQPM N/A N/A N/A Créditos Financeiros BRASKEM S.A. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK felix.vasquez@ca-cib.com 1301 Avenue of the Americas 10019 New York NY Estados Unidos N/A 25.682.084,50 0,00 25.682.084,50 USD 132.583.761,23 Equity Support Agreement - TQPM N/A N/A N/A Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN olaf.kleinstück@dzbank.de; credit.service@dzbank.de Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 25.380.727,32 0,00 25.380.727,32 USD 131.028.004,77 PCG SACE Covered Facility Agreement dated as of November 26, 2018 N/A N/A 29/11/2028 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 25.040.095,44 0,00 25.040.095,44 USD 129.269.492,71 FEEDSTOCK INVOICE 2130389969 N/A N/A 17/08/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 24.658.822,89 0,00 24.658.822,89 USD 127.301.173,15 FEEDSTOCK INVOICE 2130403170 N/A N/A 15/01/2027 Créditos Financeiros BRASKEM S.A BANK OF AMERICA, N.A. felipe.speranzini@bofa.com Faria Lima 3400 04538-132 São Paulo SP Brasil 62.073.200/0001-21 24.279.717,31 26.916,67 24.306.633,98 USD 125.482.997,90 PCG Revolving Credit Facility Agreement dated as of December 13, 2021 N/A N/A 17/12/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 23.839.939,22 0,00 23.839.939,22 USD 123.073.686,22 FEEDSTOCK INVOICE 2130399958 N/A N/A 02/12/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 23.570.845,33 0,00 23.570.845,33 USD 121.684.489,03 FEEDSTOCK INVOICE 2130405487 N/A N/A 03/02/2027 Créditos Financeiros BRASKEM S.A BRASKEM NETHERLANDS INC. B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 23.548.313,16 0,00 23.548.313,16 USD 121.568.166,69 678 EXPORT PRE PAYMENT N/A N/A 10/10/2027 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 23.417.499,18 0,00 23.417.499,18 USD 120.892.839,52 FEEDSTOCK INVOICE 2130391943 N/A N/A 14/09/2026 Créditos Financeiros BRASKEM S.A BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 22.549.999,98 211.719,44 22.761.719,43 USD 117.507.376,54 PCG Carta de Crédito (Feedstock nº 2375 - COMMITTED FACILITY SANTANDER) N/A N/A 09/03/2027 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 22.523.627,21 0,00 22.523.627,21 USD 116.278.225,47 FEEDSTOCK INVOICE 2130389104 N/A N/A 03/08/2026 Créditos Financeiros BRASKEM S.A CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Thibault.berger@ca-cib.com 1301 Avenue of the Americas 10019 New York NY Estados Unidos N/A 22.040.702,64 141.276,29 22.181.978,93 USD 114.514.466,20 PCG Carta de Crédito (Feedstock nº 2268 - COMMITTED FACILITY CA-CIB) N/A N/A 02/07/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 22.169.428,24 0,00 22.169.428,24 USD 114.449.673,29 FEEDSTOCK INVOICE 2130394325 N/A N/A 29/09/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 21.593.409,96 0,00 21.593.409,96 USD 111.475.978,91 FEEDSTOCK INVOICE 2130394327 N/A N/A 22/09/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 21.442.492,42 0,00 21.442.492,42 USD 110.696.867,11 FEEDSTOCK INVOICE 2130394737 N/A N/A 01/10/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 20.875.784,21 0,00 20.875.784,21 USD 107.771.235,96 FEEDSTOCK INVOICE 2130391264 N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 20.467.227,25 0,00 20.467.227,25 USD 105.662.060,67 FEEDSTOCK INVOICE 2130397082 N/A N/A 30/10/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 20.233.509,01 0,00 20.233.509,01 USD 104.455.490,28 FEEDSTOCK INVOICE 2130395593 N/A N/A 15/10/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 20.200.110,36 0,00 20.200.110,36 USD 104.283.069,71 FEEDSTOCK INVOICE 2130405219 N/A N/A 29/01/2027 Créditos Financeiros BRASKEM S.A PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS assembleias@pentagonotrustee.com.br Avenida das Américas, nº 4200, Bloco 8, Ala B, salas 302, 303 e 304 22640-102 Rio de Janeiro RJ Brasil 17.343.682/0001-38 100.646.333,45 0,00 100.646.333,45 BRL 100.646.333,45 Instrumento Particular de Escritura da 18a Emissão de Debêntures Simples dated as of November 09, 2022 N/A N/A 09/11/2032 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 19.494.011,37 0,00 19.494.011,37 USD 100.637.833,70 FEEDSTOCK INVOICE 2130409826 N/A N/A 18/03/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 19.192.660,59 0,00 19.192.660,59 USD 99.082.110,28 FEEDSTOCK INVOICE 2130407830 N/A N/A 23/02/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 18.873.363,13 0,00 18.873.363,13 USD 97.433.737,16 FEEDSTOCK INVOICE 2130406041 N/A N/A 12/02/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 18.873.362,47 0,00 18.873.362,47 USD 97.433.733,75 FEEDSTOCK INVOICE 2130406040 N/A N/A 12/02/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 18.636.654,79 0,00 18.636.654,79 USD 96.211.730,35 FEEDSTOCK INVOICE 2130402792 N/A N/A 04/01/2027 Créditos Financeiros BRASKEM S.A BNP PARIBAS, S.A. - NEW YORK BRANCH nyk_gtbmo_gts@us.bnpparibas.com 787 Seventh Avenue 10019 New York NY Estados Unidos N/A 18.121.502,02 353.227,21 18.474.729,23 USD 95.375.789,65 PCG Carta de Crédito (Feedstock nº 2220 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM S.A. ING BANK N.V., DUBLIN BRANCH Execution@ing.com Block 4, Dundrum Town Centre, Sandyford Road, Dundrum, Dublin 16, D16 A4W6 D16 A4W6 Dublin N/A Irlanda N/A 18.401.711,00 0,00 18.401.711,00 USD 94.998.833,04 Equity Support Agreement - TQPM N/A N/A N/A Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 18.162.689,16 230.845,91 18.393.535,06 USD 94.956.624,76 PCG Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY SANTANDER) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 17.907.781,91 0,00 17.907.781,91 USD 92.448.924,12 FEEDSTOCK INVOICE 2130405210 N/A N/A 25/01/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 17.907.781,91 0,00 17.907.781,91 USD 92.448.924,12 FEEDSTOCK INVOICE 2130405209 N/A N/A 25/01/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 17.886.167,11 0,00 17.886.167,11 USD 92.337.337,71 FEEDSTOCK INVOICE 2130398102 N/A N/A 16/11/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 17.886.165,86 0,00 17.886.165,86 USD 92.337.331,26 FEEDSTOCK INVOICE 2130398104 N/A N/A 16/11/2026 Créditos Financeiros BRASKEM S.A Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 87 BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. mbertolucci@bladex.com Torre V, Business Park - Ave. La Rotonda, Costa del Este 0819-08730 Panama City PTY Panamá N/A 17.184.351,83 329.780,83 17.514.132,66 USD 90.416.709,84 PCG Carta de Crédito (Feedstock nº 2270 - UNCOMMITTED) N/A N/A 23/10/2026 Créditos Financeiros BRASKEM S.A. BNP PARIBAS, S.A. - NEW YORK BRANCH nyk_gtbmo_gts@us.bnpparibas.com 787 Seventh Avenue 10019 New York NY Estados Unidos N/A 16.776.671,89 383.870,68 17.160.542,57 USD 88.591.300,99 PCG Carta de Crédito (Feedstock nº 2208 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 17.080.185,01 0,00 17.080.185,01 USD 88.176.455,10 FEEDSTOCK INVOICE 2130391263 N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 17.069.149,38 0,00 17.069.149,38 USD 88.119.483,66 FEEDSTOCK INVOICE 2130402791 N/A N/A 04/01/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 16.615.449,62 0,00 16.615.449,62 USD 85.777.258,67 FEEDSTOCK INVOICE 2130403082 N/A N/A 11/01/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 16.615.447,76 0,00 16.615.447,76 USD 85.777.249,08 FEEDSTOCK INVOICE 2130403081 N/A N/A 11/01/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 16.054.643,81 0,00 16.054.643,81 USD 82.882.098,67 FEEDSTOCK INVOICE 2130405075 N/A N/A 22/01/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 16.054.643,81 0,00 16.054.643,81 USD 82.882.098,67 FEEDSTOCK INVOICE 2130405074 N/A N/A 22/01/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 15.504.347,45 0,00 15.504.347,45 USD 80.041.193,70 FEEDSTOCK INVOICE 2130407829 N/A N/A 25/02/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 15.171.164,87 0,00 15.171.164,87 USD 78.321.138,62 FEEDSTOCK INVOICE 2130401942 N/A N/A 28/12/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 15.171.164,87 0,00 15.171.164,87 USD 78.321.138,62 FEEDSTOCK INVOICE 2130401943 N/A N/A 28/12/2026 Créditos Financeiros BRASKEM S.A BNP PARIBAS, S.A. - NEW YORK BRANCH nyk_gtbmo_gts@us.bnpparibas.com 787 Seventh Avenue 10019 New York NY Estados Unidos N/A 14.613.126,92 231.053,79 14.844.180,71 USD 76.633.082,92 PCG Carta de Crédito (Feedstock nº 2270 - UNCOMMITTED) N/A N/A 10/07/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 14.828.416,25 0,00 14.828.416,25 USD 76.551.698,89 FEEDSTOCK INVOICE 2130391889 N/A N/A 08/09/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 14.396.985,42 0,00 14.396.985,42 USD 74.324.437,21 FEEDSTOCK INVOICE 2130394330 N/A N/A 17/09/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 14.183.991,38 0,00 14.183.991,38 USD 73.224.855,50 FEEDSTOCK INVOICE 2130409751 N/A N/A 15/03/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 13.739.647,43 0,00 13.739.647,43 USD 70.930.929,88 FEEDSTOCK INVOICE 2130394738 N/A N/A 28/09/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 13.522.462,09 0,00 13.522.462,09 USD 69.809.710,54 FEEDSTOCK INVOICE 2130389967 N/A N/A 18/08/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 11.355.356,81 0,00 11.355.356,81 USD 58.622.029,53 FEEDSTOCK INVOICE 2130388931 N/A N/A 31/07/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 11.350.534,72 0,00 11.350.534,72 USD 58.597.135,51 FEEDSTOCK INVOICE 2130405220 N/A N/A 29/01/2027 Créditos Financeiros BRASKEM S.A SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 10.889.425,40 144.068,39 11.033.493,79 USD 56.960.411,68 PCG Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 10.889.425,40 100.088,08 10.989.513,48 USD 56.733.363,34 PCG Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 10.450.000,00 107.083,47 10.557.083,47 USD 54.500.943,43 PCG Carta de Crédito (Feedstock nº 2365 - COMMITTED FACILITY SANTANDER) N/A N/A 15/03/2027 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 9.726.177,95 0,00 9.726.177,95 USD 50.211.393,65 FEEDSTOCK INVOICE 2130403171 N/A N/A 12/01/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 8.881.878,83 0,00 8.881.878,83 USD 45.852.699,46 FEEDSTOCK INVOICE 2130394473 N/A N/A 14/09/2026 Créditos Financeiros BRASKEM S.A DEG – DEUTSCHE INVESTITIONS – UND ENTWICKLUNGSGESELLSCHAFT MBH edgar.segui@deginvest.de; carsten.roeth@deginvest.de Kämmergasse 22, 50676 Köln 50676 Köln N/A Alemanha N/A 8.554.875,50 0,00 8.554.875,50 USD 44.164.544,77 Equity Support Agreement - TQPM N/A N/A N/A Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 8.472.716,65 0,00 8.472.716,65 USD 43.740.399,73 FEEDSTOCK INVOICE 2130407831 N/A N/A 23/02/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 8.215.792,57 0,00 8.215.792,57 USD 42.414.029,12 FEEDSTOCK INVOICE 2130409828 N/A N/A 18/03/2027 Créditos Financeiros BRASKEM S.A SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 7.599.023,08 136.896,88 7.735.919,96 USD 39.936.686,80 PCG Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 7.599.023,08 95.105,84 7.694.128,93 USD 39.720.940,59 PCG Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 7.316.204,29 132.075,06 7.448.279,36 USD 38.451.742,17 PCG Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 7.412.987,85 0,00 7.412.987,85 USD 38.269.549,78 FEEDSTOCK INVOICE 2130391888 N/A N/A 08/09/2026 Créditos Financeiros BRASKEM S.A CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 7.316.204,29 83.165,03 7.399.369,33 USD 38.199.244,14 PCG Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 7.316.204,29 83.165,03 7.399.369,33 USD 38.199.244,14 PCG Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 7.316.204,29 83.165,03 7.399.369,33 USD 38.199.244,14 PCG Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 7.297.433,96 88.268,17 7.385.702,13 USD 38.128.687,24 PCG Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 7.297.433,96 61.322,21 7.358.756,17 USD 37.989.578,71 PCG Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 7.010.646,13 78.501,57 7.089.147,70 USD 36.597.725,00 PCG Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 7.010.646,13 54.537,09 7.065.183,23 USD 36.474.008,40 PCG Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 6.976.739,55 83.244,74 7.059.984,29 USD 36.447.168,92 PCG Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.976.739,55 57.832,30 7.034.571,85 USD 36.315.977,19 PCG Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.946.926,32 62.621,75 7.009.548,07 USD 36.186.791,91 PCG Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY SANTANDER) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 6.877.232,03 78.175,13 6.955.407,17 USD 35.907.289,49 PCG Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 6.840.077,38 80.639,31 6.920.716,69 USD 35.728.199,89 PCG Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.840.077,38 56.022,24 6.896.099,62 USD 35.601.114,26 PCG Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 6.559.218,29 79.481,13 6.638.699,42 USD 34.272.285,74 PCG Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.559.218,29 55.217,62 6.614.435,91 USD 34.147.025,37 PCG Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 6.289.982,62 73.507,45 6.363.490,07 USD 32.851.517,47 PCG Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.289.982,62 51.067,55 6.341.050,17 USD 32.735.671,49 PCG Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 6.141.637,60 191.956,31 6.333.593,91 USD 32.697.178,55 PCG Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 6.141.637,60 125.396,10 6.267.033,70 USD 32.353.561,47 PCG Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.141.637,60 125.396,10 6.267.033,70 USD 32.353.561,47 PCG Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 6.141.637,60 125.396,10 6.267.033,70 USD 32.353.561,47 PCG Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 5.986.031,24 88.890,83 6.074.922,07 USD 31.361.785,17 PCG Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 5.989.183,97 55.048,44 6.044.232,41 USD 31.203.349,84 PCG Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 5.986.031,24 55.972,78 6.042.004,02 USD 31.191.845,75 PCG Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 5.986.031,24 55.972,78 6.042.004,02 USD 31.191.845,75 PCG Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 5.986.031,24 55.972,78 6.042.004,02 USD 31.191.845,75 PCG Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 5.774.074,96 117.891,44 5.891.966,39 USD 30.417.276,51 PCG Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 5.679.842,54 81.469,79 5.761.312,34 USD 29.742.774,93 PCG Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 5.679.842,54 51.299,90 5.731.142,45 USD 29.587.022,88 PCG Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 5.679.842,54 51.299,90 5.731.142,45 USD 29.587.022,88 PCG Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 5.679.842,54 51.299,90 5.731.142,45 USD 29.587.022,88 PCG Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 5.540.109,34 152.889,99 5.692.999,33 USD 29.390.109,04 PCG Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 5.626.869,36 52.614,41 5.679.483,78 USD 29.320.335,01 PCG Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 5.540.109,34 96.271,78 5.636.381,12 USD 29.097.817,52 PCG Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 5.540.109,34 96.271,78 5.636.381,12 USD 29.097.817,52 PCG Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 5.540.109,34 96.271,78 5.636.381,12 USD 29.097.817,52 PCG Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 5.634.569,39 0,00 5.634.569,39 USD 29.088.464,48 FEEDSTOCK INVOICE 2130397083 N/A N/A 30/10/2026 Créditos Financeiros BRASKEM S.A DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 5.444.712,70 50.044,04 5.494.756,74 USD 28.366.681,67 PCG Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 5.444.712,70 50.044,04 5.494.756,74 USD 28.366.681,67 PCG Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 5.444.712,70 50.044,04 5.494.756,74 USD 28.366.681,67 PCG Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 5.339.051,99 48.221,91 5.387.273,90 USD 27.811.801,50 PCG Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 5.207.702,78 90.495,47 5.298.198,25 USD 27.351.948,47 PCG Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 5.156.765,62 106.788,29 5.263.553,90 USD 27.173.097,03 PCG Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 5.156.765,62 67.242,45 5.224.008,07 USD 26.968.941,66 PCG Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 5.156.765,62 67.242,45 5.224.008,07 USD 26.968.941,66 PCG Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 5.156.765,62 67.242,45 5.224.008,07 USD 26.968.941,66 PCG Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 5.083.387,05 113.998,11 5.197.385,16 USD 26.831.500,87 PCG Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 5.083.387,05 71.782,34 5.155.169,38 USD 26.613.561,93 PCG Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 5.083.387,05 71.782,34 5.155.169,38 USD 26.613.561,93 PCG Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 5.083.387,05 71.782,34 5.155.169,38 USD 26.613.561,93 PCG Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.933.250,48 93.879,26 5.027.129,74 USD 25.952.557,30 PCG Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.933.250,48 65.220,38 4.998.470,86 USD 25.804.605,81 PCG Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 4.821.900,98 94.596,03 4.916.497,01 USD 25.381.415,82 PCG Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.847.359,68 63.207,91 4.910.567,59 USD 25.350.805,16 PCG Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.821.900,98 59.565,23 4.881.466,22 USD 25.200.569,34 PCG Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 4.821.900,98 59.565,23 4.881.466,22 USD 25.200.569,34 PCG Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 4.821.900,98 59.565,23 4.881.466,22 USD 25.200.569,34 PCG Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.778.383,82 67.475,40 4.845.859,22 USD 25.016.748,22 PCG Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.689.161,72 87.427,37 4.776.589,09 USD 24.659.141,18 PCG Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.689.161,72 60.738,08 4.749.899,80 USD 24.521.357,73 PCG Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.604.823,02 53.211,62 4.658.034,64 USD 24.047.103,82 PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.604.823,02 36.967,50 4.641.790,52 USD 23.963.243,57 PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.532.586,93 55.991,32 4.588.578,24 USD 23.688.535,18 PCG Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 4.452.425,43 0,00 4.452.425,43 USD 22.985.646,28 FEEDSTOCK INVOICE 2130405221 N/A N/A 26/01/2027 Créditos Financeiros BRASKEM S.A SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.190.113,13 51.267,68 4.241.380,81 USD 21.896.128,41 PCG Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 4.179.462,70 52.308,21 4.231.770,91 USD 21.846.517,32 PCG Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.190.113,13 35.617,00 4.225.730,13 USD 21.815.331,78 PCG Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.136.673,89 66.483,24 4.203.157,13 USD 21.698.798,69 PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.136.673,89 46.187,65 4.182.861,54 USD 21.594.022,69 PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 4.143.538,89 0,00 4.143.538,89 USD 21.391.019,52 FEEDSTOCK INVOICE 2130399954 N/A N/A 23/11/2026 Créditos Financeiros BRASKEM S.A KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 4.013.588,68 33.727,21 4.047.315,89 USD 20.894.268,29 PCG Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.851.805,78 62.564,16 3.914.369,94 USD 20.207.934,79 PCG Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 3.903.643,93 0,00 3.903.643,93 USD 20.152.561,79 FEEDSTOCK INVOICE 2130401935 N/A N/A 17/12/2026 Créditos Financeiros BRASKEM S.A CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.851.805,78 39.395,40 3.891.201,18 USD 20.088.326,10 PCG Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.851.805,78 39.395,40 3.891.201,18 USD 20.088.326,10 PCG Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.851.805,78 39.395,40 3.891.201,18 USD 20.088.326,10 PCG Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 3.855.855,37 29.995,40 3.885.850,77 USD 20.060.704,62 PCG Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 3.837.206,75 31.807,77 3.869.014,52 USD 19.973.787,45 PCG Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.799.511,54 47.552,92 3.847.064,46 USD 19.860.470,29 PCG Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.799.511,54 47.552,92 3.847.064,46 USD 19.860.470,29 PCG Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.799.511,54 47.552,92 3.847.064,46 USD 19.860.470,29 PCG Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.745.668,75 77.843,76 3.823.512,51 USD 19.738.883,31 PCG Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.745.668,75 49.016,66 3.794.685,41 USD 19.590.063,43 PCG Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.745.668,75 49.016,66 3.794.685,41 USD 19.590.063,43 PCG Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.745.668,75 49.016,66 3.794.685,41 USD 19.590.063,43 PCG Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 3.762.042,56 30.812,23 3.792.854,79 USD 19.580.612,85 PCG Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.687.335,42 75.445,61 3.762.781,03 USD 19.425.357,07 PCG Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.687.335,42 75.445,61 3.762.781,03 USD 19.425.357,07 PCG Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.687.335,42 75.445,61 3.762.781,03 USD 19.425.357,07 PCG Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.687.335,42 75.445,61 3.762.781,03 USD 19.425.357,07 PCG Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.658.102,15 41.582,52 3.699.684,66 USD 19.099.622,07 PCG Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.602.828,70 93.795,84 3.696.624,54 USD 19.083.824,18 PCG Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 3.695.895,35 0,00 3.695.895,35 USD 19.080.059,74 FEEDSTOCK INVOICE 2130398112 N/A N/A 12/11/2026 Créditos Financeiros BRASKEM S.A DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.648.716,98 30.661,10 3.679.378,08 USD 18.994.789,36 PCG Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.648.716,98 30.661,10 3.679.378,08 USD 18.994.789,36 PCG Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.648.716,98 30.661,10 3.679.378,08 USD 18.994.789,36 PCG Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.602.828,70 59.061,37 3.661.890,07 USD 18.904.507,48 PCG Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.602.828,70 59.061,37 3.661.890,07 USD 18.904.507,48 PCG Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.602.828,70 59.061,37 3.661.890,07 USD 18.904.507,48 PCG Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.620.697,43 37.031,68 3.657.729,11 USD 18.883.026,53 PCG Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 3.607.570,06 30.369,69 3.637.939,75 USD 18.780.863,96 PCG Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.580.280,97 53.493,71 3.633.774,68 USD 18.759.361,81 PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.580.280,97 37.163,48 3.617.444,45 USD 18.675.056,99 PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.520.928,62 46.075,66 3.567.004,29 USD 18.414.659,62 PCG Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM S.A. Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 88 SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.466.657,02 70.930,37 3.537.587,39 USD 18.262.794,89 PCG Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.505.323,07 27.268,55 3.532.591,61 USD 18.237.004,20 PCG Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.505.323,07 27.268,55 3.532.591,61 USD 18.237.004,20 PCG Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.505.323,07 27.268,55 3.532.591,61 USD 18.237.004,20 PCG Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.455.902,57 67.983,65 3.523.886,22 USD 18.192.062,62 PCG Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.488.369,78 28.916,15 3.517.285,93 USD 18.157.988,60 PCG Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.488.369,78 28.916,15 3.517.285,93 USD 18.157.988,60 PCG Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.488.369,78 28.916,15 3.517.285,93 USD 18.157.988,60 PCG Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.455.902,57 47.230,02 3.503.132,59 USD 18.084.922,01 PCG Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 3.459.490,44 28.087,15 3.487.577,59 USD 18.004.619,32 PCG Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.420.038,69 28.011,12 3.448.049,81 USD 17.800.557,13 PCG Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.420.038,69 28.011,12 3.448.049,81 USD 17.800.557,13 PCG Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.420.038,69 28.011,12 3.448.049,81 USD 17.800.557,13 PCG Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.386.658,98 55.517,69 3.442.176,66 USD 17.770.237,03 PCG Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.313.538,16 88.990,90 3.402.529,05 USD 17.565.556,23 PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.313.538,16 56.035,79 3.369.573,95 USD 17.395.425,50 PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.313.538,16 56.035,79 3.369.573,95 USD 17.395.425,50 PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.313.538,16 56.035,79 3.369.573,95 USD 17.395.425,50 PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.279.609,14 27.608,81 3.307.217,95 USD 17.073.512,69 PCG Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.279.609,14 27.608,81 3.307.217,95 USD 17.073.512,69 PCG Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.279.609,14 27.608,81 3.307.217,95 USD 17.073.512,69 PCG Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.198.211,97 79.136,70 3.277.348,67 USD 16.919.312,52 PCG Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.198.211,97 49.830,80 3.248.042,77 USD 16.768.020,82 PCG Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.198.211,97 49.830,80 3.248.042,77 USD 16.768.020,82 PCG Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.198.211,97 49.830,80 3.248.042,77 USD 16.768.020,82 PCG Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 3.228.109,74 0,00 3.228.109,74 USD 16.665.116,53 FEEDSTOCK INVOICE 2130391258 N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.144.991,31 25.533,77 3.170.525,08 USD 16.367.835,74 PCG Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.144.991,31 25.533,77 3.170.525,08 USD 16.367.835,74 PCG Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.144.991,31 25.533,77 3.170.525,08 USD 16.367.835,74 PCG Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.114.725,87 52.673,65 3.167.399,51 USD 16.351.699,97 PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 3.144.427,26 0,00 3.144.427,26 USD 16.233.105,73 FEEDSTOCK INVOICE 2130405492 N/A N/A 01/02/2027 Créditos Financeiros BRASKEM S.A DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.074.160,28 62.766,27 3.136.926,55 USD 16.194.383,33 PCG Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM S.A. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Thibault.berger@ca-cib.com 1301 Avenue of the Americas 10019 New York NY Estados Unidos N/A 3.117.421,94 14.772,05 3.132.193,99 USD 16.169.951,46 PCG Carta de Crédito (Feedstock nº 2329 - COMMITTED FACILITY CA-CIB) N/A N/A 12/11/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 3.115.904,10 0,00 3.115.904,10 USD 16.085.854,92 FEEDSTOCK INVOICE 2130393220 N/A N/A 16/09/2026 Créditos Financeiros BRASKEM S.A SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.006.319,25 46.840,95 3.053.160,21 USD 15.761.939,57 PCG Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.993.015,62 27.986,39 3.021.002,01 USD 15.595.922,88 PCG Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 2.830.001,70 62.996,61 2.892.998,31 USD 14.935.103,80 PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 2.878.515,42 0,00 2.878.515,42 USD 14.860.335,86 FEEDSTOCK INVOICE 2130408201 N/A N/A 02/03/2027 Créditos Financeiros BRASKEM S.A CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 2.830.001,70 39.667,71 2.869.669,41 USD 14.814.668,34 PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 2.830.001,70 39.667,71 2.869.669,41 USD 14.814.668,34 PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 2.830.001,70 39.667,71 2.869.669,41 USD 14.814.668,34 PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.839.921,27 25.649,95 2.865.571,22 USD 14.793.511,44 PCG Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.770.054,67 48.135,89 2.818.190,56 USD 14.548.908,76 PCG Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 2.713.287,76 35.871,21 2.749.158,97 USD 14.192.533,20 PCG Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 2.722.356,35 25.022,02 2.747.378,37 USD 14.183.340,83 PCG Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 2.660.201,60 37.287,65 2.697.489,25 USD 13.925.788,24 PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 2.621.082,25 0,00 2.621.082,25 USD 13.531.337,12 FEEDSTOCK INVOICE 2130397366 N/A N/A 03/11/2026 Créditos Financeiros BRASKEM S.A KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 2.579.038,95 33.405,94 2.612.444,89 USD 13.486.746,75 PCG Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.578.382,81 33.621,23 2.612.004,04 USD 13.484.470,83 PCG Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.541.693,52 35.891,17 2.577.584,69 USD 13.306.780,97 PCG Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 2.532.652,66 20.332,13 2.552.984,79 USD 13.179.783,96 PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 2.507.418,86 0,00 2.507.418,86 USD 12.944.549,86 FEEDSTOCK INVOICE 2130397365 N/A N/A 03/11/2026 Créditos Financeiros BRASKEM S.A DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.466.625,24 32.610,19 2.499.235,43 USD 12.902.302,91 PCG Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 2.466.625,24 32.610,19 2.499.235,43 USD 12.902.302,91 PCG Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 2.466.625,24 32.610,19 2.499.235,43 USD 12.902.302,91 PCG Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.410.950,49 29.782,62 2.440.733,11 USD 12.600.284,67 PCG Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.344.580,86 30.369,04 2.374.949,90 USD 12.260.678,87 PCG Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 2.344.580,86 30.369,04 2.374.949,90 USD 12.260.678,87 PCG Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 2.344.580,86 30.369,04 2.374.949,90 USD 12.260.678,87 PCG Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 2.304.562,22 19.589,35 2.324.151,57 USD 11.998.432,48 PCG Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.302.411,51 18.483,75 2.320.895,26 USD 11.981.621,79 PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 2.302.411,51 18.483,75 2.320.895,26 USD 11.981.621,79 PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 2.302.411,51 18.483,75 2.320.895,26 USD 11.981.621,79 PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 2.275.170,64 25.403,21 2.300.573,85 USD 11.876.712,48 PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 2.300.215,45 0,00 2.300.215,45 USD 11.874.862,26 FEEDSTOCK INVOICE 2130403278 N/A N/A 13/01/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 2.260.381,61 0,00 2.260.381,61 USD 11.669.220,06 FEEDSTOCK INVOICE 2130400270 N/A N/A 27/11/2026 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 2.191.994,76 0,00 2.191.994,76 USD 11.316.172,95 FEEDSTOCK INVOICE 2130405493 N/A N/A 04/02/2027 Créditos Financeiros BRASKEM S.A STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 2.124.114,71 56.796,42 2.180.911,13 USD 11.258.953,70 PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 2.124.114,71 35.763,57 2.159.878,28 USD 11.150.371,63 PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 2.124.114,71 35.763,57 2.159.878,28 USD 11.150.371,63 PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 2.124.114,71 35.763,57 2.159.878,28 USD 11.150.371,63 PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 2.126.895,41 0,00 2.126.895,41 USD 10.980.097,55 FEEDSTOCK INVOICE 2130403274 N/A N/A 18/01/2027 Créditos Financeiros BRASKEM S.A DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.095.056,57 17.808,50 2.112.865,06 USD 10.907.665,89 PCG Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 2.095.056,57 17.808,50 2.112.865,06 USD 10.907.665,89 PCG Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 2.095.056,57 17.808,50 2.112.865,06 USD 10.907.665,89 PCG Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.068.336,95 23.093,82 2.091.430,77 USD 10.797.011,34 PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 2.068.336,95 23.093,82 2.091.430,77 USD 10.797.011,34 PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 2.068.336,95 23.093,82 2.091.430,77 USD 10.797.011,34 PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 1.996.667,83 33.617,76 2.030.285,59 USD 10.481.349,34 PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 1.969.154,53 20.439,92 1.989.594,45 USD 10.271.281,34 PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.925.902,89 19.697,70 1.945.600,59 USD 10.044.163,05 PCG Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 1.900.746,41 25.976,51 1.926.722,93 USD 9.946.707,11 PCG Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.899.755,77 23.776,46 1.923.532,23 USD 9.930.235,15 PCG Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 1.919.411,44 0,00 1.919.411,44 USD 9.908.961,56 FEEDSTOCK INVOICE 2130408200 N/A N/A 25/02/2027 Créditos Financeiros BRASKEM S.A BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 1.896.568,53 17.571,28 1.914.139,81 USD 9.881.746,77 PCG Carta de Crédito (Feedstock nº 2364 - COMMITTED FACILITY SANTANDER) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.872.834,37 24.508,33 1.897.342,71 USD 9.795.031,71 PCG Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.845.673,88 37.763,85 1.883.437,73 USD 9.723.247,28 PCG Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 1.868.721,98 0,00 1.868.721,98 USD 9.647.277,22 FEEDSTOCK INVOICE 2130393218 N/A N/A 14/09/2026 Créditos Financeiros BRASKEM S.A STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.824.358,49 15.330,55 1.839.689,04 USD 9.497.394,68 PCG Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.801.414,35 29.530,69 1.830.945,03 USD 9.452.253,74 PCG Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.790.140,49 18.581,74 1.808.722,23 USD 9.337.528,49 PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 1.790.140,49 18.581,74 1.808.722,23 USD 9.337.528,49 PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 1.790.140,49 18.581,74 1.808.722,23 USD 9.337.528,49 PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.752.661,53 13.634,27 1.766.295,81 USD 9.118.502,10 PCG Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.744.184,89 14.458,08 1.758.642,96 USD 9.078.994,30 PCG Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.727.951,29 23.615,01 1.751.566,30 USD 9.042.461,00 PCG Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 1.727.951,29 23.615,01 1.751.566,30 USD 9.042.461,00 PCG Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 1.727.951,29 23.615,01 1.751.566,30 USD 9.042.461,00 PCG Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.710.019,34 14.005,56 1.724.024,90 USD 8.900.278,57 PCG Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 1.673.050,26 12.066,80 1.685.117,06 USD 8.699.416,80 PCG Carta de Crédito (Feedstock nº 2364 - COMMITTED FACILITY SANTANDER) N/A N/A 02/03/2027 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.656.769,08 28.017,90 1.684.786,97 USD 8.697.712,75 PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 1.654.176,58 27.862,72 1.682.039,30 USD 8.683.527,87 PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM S.A. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 1.654.176,58 17.544,60 1.671.721,18 USD 8.630.260,57 PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM S.A. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 1.654.176,58 17.544,60 1.671.721,18 USD 8.630.260,57 PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.654.176,58 17.544,60 1.671.721,18 USD 8.630.260,57 PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.639.804,57 13.804,40 1.653.608,98 USD 8.536.756,34 PCG Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.599.105,99 24.915,40 1.624.021,39 USD 8.384.010,41 PCG Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 1.589.149,42 0,00 1.589.149,42 USD 8.203.983,88 FEEDSTOCK INVOICE 2130393219 N/A N/A 16/09/2026 Créditos Financeiros BRASKEM S.A STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.572.495,66 12.766,89 1.585.262,54 USD 8.183.917,87 PCG Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 1.554.925,98 16.491,92 1.571.417,91 USD 8.112.444,94 PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.415.000,85 19.833,86 1.434.834,71 USD 7.407.334,17 PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 1.343.671,50 0,00 1.343.671,50 USD 6.936.704,12 FEEDSTOCK INVOICE 2130408202 N/A N/A 25/02/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 1.305.857,51 0,00 1.305.857,51 USD 6.741.489,40 FEEDSTOCK INVOICE 2130403273 N/A N/A 18/01/2027 Créditos Financeiros BRASKEM S.A BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 1.276.594,36 0,00 1.276.594,36 USD 6.590.418,38 FEEDSTOCK INVOICE 2130391257 N/A N/A 19/08/2026 Créditos Financeiros BRASKEM S.A STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.233.312,62 16.305,10 1.249.617,71 USD 6.451.151,45 PCG Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.172.290,43 15.184,52 1.187.474,95 USD 6.130.339,43 PCG Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 1.150.586,05 18.499,58 1.169.085,62 USD 6.035.404,53 PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 1.150.586,05 12.852,14 1.163.438,19 USD 6.006.249,64 PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.151.205,75 9.241,88 1.160.447,63 USD 5.990.810,89 PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 1.120.495,26 20.381,79 1.140.877,04 USD 5.889.777,74 PCG Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 1.120.495,26 14.159,76 1.134.655,02 USD 5.857.656,53 PCG Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.062.057,36 17.881,79 1.079.939,14 USD 5.575.185,82 PCG Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.047.528,28 8.904,25 1.056.432,53 USD 5.453.832,94 PCG Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.034.168,47 11.546,91 1.045.715,38 USD 5.398.505,67 PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 892.669,13 14.327,17 906.996,30 USD 4.682.368,40 PCG Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 895.070,24 9.290,87 904.361,11 USD 4.668.764,25 PCG Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 892.669,13 9.953,46 902.622,59 USD 4.659.789,12 PCG Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 863.975,64 11.807,51 875.783,15 USD 4.521.230,50 PCG Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 827.088,29 8.772,30 835.860,59 USD 4.315.130,29 PCG Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 794.962,43 15.462,94 810.425,38 USD 4.183.821,00 PCG Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 794.962,43 10.742,51 805.704,94 USD 4.159.451,77 PCG Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 670.128,63 0,00 670.128,63 USD 3.459.539,08 FEEDSTOCK INVOICE 2130401944 N/A N/A 28/12/2026 Créditos Financeiros BRASKEM S.A SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 642.646,14 9.510,25 652.156,40 USD 3.366.757,40 PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 642.646,14 6.607,02 649.253,17 USD 3.351.769,46 PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 632.822,33 7.068,68 639.891,00 USD 3.303.437,30 PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM S.A. Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 89 KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 616.272,39 7.787,87 624.060,26 USD 3.221.711,09 PCG Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 593.486,11 0,00 593.486,11 USD 3.063.872,04 FEEDSTOCK INVOICE 2130397364 N/A N/A 03/11/2026 Créditos Financeiros BRASKEM S.A DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 575.293,02 6.426,07 581.719,09 USD 3.003.124,82 PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 575.293,02 6.426,07 581.719,09 USD 3.003.124,82 PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 575.293,02 6.426,07 581.719,09 USD 3.003.124,82 PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 560.247,63 7.079,88 567.327,51 USD 2.928.828,26 PCG Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 560.247,63 7.079,88 567.327,51 USD 2.928.828,26 PCG Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 560.247,63 7.079,88 567.327,51 USD 2.928.828,26 PCG Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 553.911,95 7.284,97 561.196,92 USD 2.897.179,10 PCG Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 553.911,95 5.061,06 558.973,01 USD 2.885.698,17 PCG Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 525.221,69 7.468,18 532.689,87 USD 2.750.011,46 PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 525.221,69 5.188,34 530.410,03 USD 2.738.241,79 PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 506.563,85 0,00 506.563,85 USD 2.615.135,88 FEEDSTOCK INVOICE 2130405494 N/A N/A 01/02/2027 Créditos Financeiros BRASKEM S.A SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 492.747,89 8.446,34 501.194,23 USD 2.587.415,22 PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 492.747,89 5.867,89 498.615,79 USD 2.574.103,99 PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 490.968,02 5.474,40 496.442,42 USD 2.562.884,01 PCG Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 446.334,56 4.976,73 451.311,29 USD 2.329.894,56 PCG Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 446.334,56 4.976,73 451.311,29 USD 2.329.894,56 PCG Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 446.334,56 4.976,73 451.311,29 USD 2.329.894,56 PCG Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 437.229,34 5.908,38 443.137,72 USD 2.287.698,48 PCG Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 397.481,22 5.371,26 402.852,47 USD 2.079.725,89 PCG Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 397.481,22 5.371,26 402.852,47 USD 2.079.725,89 PCG Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 397.481,22 5.371,26 402.852,47 USD 2.079.725,89 PCG Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 362.226,21 5.595,63 367.821,84 USD 1.898.880,25 PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 362.226,21 3.887,43 366.113,64 USD 1.890.061,67 PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 353.455,38 3.633,86 357.089,24 USD 1.843.473,21 PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 350.430,51 0,00 350.430,51 USD 1.809.097,51 FEEDSTOCK INVOICE 2130391259 N/A N/A 19/08/2026 Créditos Financeiros BRASKEM S.A SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 330.228,50 4.077,84 334.306,34 USD 1.725.856,48 PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 330.228,50 2.832,99 333.061,48 USD 1.719.429,89 PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 321.323,07 3.303,51 324.626,58 USD 1.675.884,73 PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 321.323,07 3.303,51 324.626,58 USD 1.675.884,73 PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 321.323,07 3.303,51 324.626,58 USD 1.675.884,73 PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM S.A. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 315.244,93 3.305,64 318.550,57 USD 1.644.517,32 PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM S.A. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 315.244,93 2.296,51 317.541,45 USD 1.639.307,72 PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 304.651,57 2.783,58 307.435,16 USD 1.587.133,99 PCG Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 288.871,93 2.853,59 291.725,52 USD 1.506.032,98 PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 287.646,51 3.213,04 290.859,55 USD 1.501.562,41 PCG Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 280.123,81 3.539,94 283.663,75 USD 1.464.414,13 PCG Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 276.955,98 2.530,53 279.486,51 USD 1.442.849,08 PCG Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 276.955,98 2.530,53 279.486,51 USD 1.442.849,08 PCG Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 276.955,98 2.530,53 279.486,51 USD 1.442.849,08 PCG Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 271.011,34 3.227,34 274.238,68 USD 1.415.757,20 PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 262.610,85 2.594,17 265.205,02 USD 1.369.120,90 PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 262.610,85 2.594,17 265.205,02 USD 1.369.120,90 PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 262.610,85 2.594,17 265.205,02 USD 1.369.120,90 PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 246.373,95 2.933,95 249.307,89 USD 1.287.052,00 PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 246.373,95 2.933,95 249.307,89 USD 1.287.052,00 PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 246.373,95 2.933,95 249.307,89 USD 1.287.052,00 PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM S.A. BRASKEM TRADING & SHIPPING B.V dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 239.262,07 0,00 239.262,07 USD 1.235.190,44 FEEDSTOCK INVOICE 2130400269 N/A N/A 27/11/2026 Créditos Financeiros BRASKEM S.A STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 223.167,28 2.488,37 225.655,65 USD 1.164.947,28 PCG Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 198.740,61 2.685,63 201.426,24 USD 1.039.862,94 PCG Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 199.224,42 2.138,09 201.362,50 USD 1.039.533,92 PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 181.625,67 1.558,14 183.183,81 USD 945.686,44 PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 181.113,10 1.943,72 183.056,82 USD 945.030,83 PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 181.113,10 1.943,72 183.056,82 USD 945.030,83 PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 181.113,10 1.943,72 183.056,82 USD 945.030,83 PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM S.A. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 173.384,71 1.263,08 174.647,80 USD 901.619,25 PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 165.114,25 1.416,49 166.530,74 USD 859.714,95 PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 165.114,25 1.416,49 166.530,74 USD 859.714,95 PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 165.114,25 1.416,49 166.530,74 USD 859.714,95 PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 160.661,54 1.651,76 162.313,29 USD 837.942,37 PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM S.A. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 157.622,47 1.148,26 158.770,72 USD 819.653,86 PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM S.A. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 157.622,47 1.148,26 158.770,72 USD 819.653,86 PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM S.A. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 157.622,47 1.148,26 158.770,72 USD 819.653,86 PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 138.477,99 1.265,26 139.743,25 USD 721.424,54 PCG Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 131.305,42 1.297,08 132.602,51 USD 684.560,45 PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 123.186,97 1.466,97 124.653,95 USD 643.526,00 PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM S.A. BNP PARIBAS, S.A. - NEW YORK BRANCH dl.nytfstandby@us.bnpparibas.com; Rodrigo.jabur@br.bnpparibas.com; Felipe.IRANI@br.bnpparibas.com 787 Seventh Avenue 10019 New York NY Estados Unidos N/A 0,00 94.522,80 94.522,80 USD 487.973,96 PCG Carta de Crédito (Fee under the Revolving LC Issuance Agreement - SBLC Facility) N/A N/A N/A Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 90.556,55 971,86 91.528,41 USD 472.515,42 PCG Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 82.557,12 708,25 83.265,37 USD 429.857,47 PCG Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM S.A. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 78.811,23 574,13 79.385,36 USD 409.826,93 PCG Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM S.A. Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 90 Lista de Credores Braskem Netherlands B.V. Credor Endereço Eletrônico Endereço CEP Cidade UF País CNPJ Saldo atualizado do crédito (Moeda Original) Fees (Moeda Original) Saldo total do crédito (Moeda Original) Moeda Saldo atualizado do crédito (BRL) Origem do crédito (Nome e número do contrato que dá lastro ao crédito) Número da nota fiscal (quando aplicável) Data de emissão da nota fiscal (quando aplicável) Data de vencimento Classificação Devedora Principal BRASKEM NETHERLANDS FINANCE B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 1.511.604.830,36 0,00 1.511.604.830,36 USD 7.803.659.936,73 129 INTERCOMPANY LOAN N/A N/A 31/01/2030 Créditos Financeiros BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 1.030.245.282,00 0,00 1.030.245.282,00 USD 5.318.641.268,33 156 INTERCOMPANY LOAN N/A N/A 13/02/2033 Créditos Financeiros BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 972.066.176,43 0,00 972.066.176,43 USD 5.018.291.635,82 11 INTERCOMPANY LOAN N/A N/A 10/01/2028 Créditos Financeiros BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 871.740.283,33 0,00 871.740.283,33 USD 4.500.359.212,69 163 INTERCOMPANY LOAN N/A N/A 12/01/2031 Créditos Financeiros BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 866.150.665,00 0,00 866.150.665,00 USD 4.471.502.808,06 166 INTERCOMPANY LOAN N/A N/A 15/10/2034 Créditos Financeiros BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 761.949.013,31 0,00 761.949.013,31 USD 3.933.561.781,21 130 INTERCOMPANY LOAN N/A N/A 31/01/2050 Créditos Financeiros BRASKEM NETHERLANDS B.V. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK (ADMINISTRATIVE AGENT) felix.vasquez@ca-cib.com; francisco.casas@ca-cib.com; marisol.ortiz@ca-cib.com 1301 Avenue of the Americas 10019 New York NY Estados Unidos N/A 757.782.756,00 840.083,33 758.622.839,33 USD 3.916.390.408,04 Revolving Credit Facility Agreement dated as of December 13, 2021 N/A N/A 17/12/2026 Créditos Financeiros BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 242.392.405,25 0,00 242.392.405,25 USD 1.251.350.792,10 137 INTERCOMPANY LOAN N/A N/A 23/07/2030 Créditos Financeiros BRASKEM NETHERLANDS B.V. BARCLAYS BANK PLC eliza.askarova@barclays.com 125 S. West Street 19801 Wilmington DE Estados Unidos N/A 213.405.936,34 236.583,33 213.642.519,68 USD 1.102.929.507,82 Revolving Credit Facility Agreement dated as of December 13, 2021 N/A N/A 17/12/2026 Créditos Financeiros BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 165.184.796,00 0,00 165.184.796,00 USD 852.766.509,35 169 INTERCOMPANY LOAN N/A N/A 18/03/2028 Créditos Financeiros BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 155.572.518,75 0,00 155.572.518,75 USD 803.143.128,05 168 INTERCOMPANY LOAN N/A N/A 14/03/2035 Créditos Financeiros BRASKEM NETHERLANDS B.V. BRASKEM NETHERLANDS FINANCE B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 107.241.192,46 0,00 107.241.192,46 USD 553.632.656,07 140 INTERCOMPANY LOAN N/A N/A 04/08/2031 Créditos Financeiros BRASKEM NETHERLANDS B.V. BANCO SANTANDER, S.A. sindicadossan@gruposantander.com Edificio Monteprincipe, planta 2a 28925 Madrid MAD Espanha N/A 49.268.470,67 0,00 49.268.470,67 USD 254.348.479,85 SACE Covered Facility Agreement dated as of November 26, 2018 N/A N/A 29/11/2028 Créditos Financeiros BRASKEM NETHERLANDS B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN olaf.kleinstück@dzbank.de; credit.service@dzbank.de Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 25.380.727,32 0,00 25.380.727,32 USD 131.028.004,77 SACE Covered Facility Agreement dated as of November 26, 2018 N/A N/A 29/11/2028 Créditos Financeiros BRASKEM NETHERLANDS B.V. Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 91 Lista de Credores Braskem Netherlands Inc. B.V. Credor Endereço Eletrônico Endereço CEP Cidade UF País CNPJ Saldo atualizado do crédito (Moeda Original) Fees (Moeda Original) Saldo total do crédito (Moeda Original) Moeda Saldo atualizado do crédito (BRL) Origem do crédito (Nome e número do contrato que dá lastro ao crédito) Número da nota fiscal (quando aplicável) Data de emissão da nota fiscal (quando aplicável) Data de vencimento Classificação Devedora Principal BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 547.074.597,50 0,00 547.074.597,50 USD 2.824.272.609,59 602 INTERCOMPANY LOAN N/A N/A 10/10/2027 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 299.000.929,83 0,00 299.000.929,83 USD 1.543.592.300,25 661 INTERCOMPANY LOAN N/A N/A 04/09/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 294.464.922,06 0,00 294.464.922,06 USD 1.520.175.160,13 788 INTERCOMPANY LOAN N/A N/A 22/03/2029 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 288.222.681,94 0,00 288.222.681,94 USD 1.487.949.595,52 8750 INTERCOMPANY LOAN N/A N/A 17/03/2035 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 287.451.361,11 0,00 287.451.361,11 USD 1.483.967.651,73 8753 INTERCOMPANY LOAN N/A N/A 26/03/2035 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 285.109.872,31 0,00 285.109.872,31 USD 1.471.879.715,80 657 INTERCOMPANY LOAN N/A N/A 16/08/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 284.869.000,00 0,00 284.869.000,00 USD 1.470.636.212,50 660 INTERCOMPANY LOAN N/A N/A 30/08/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 284.434.073,33 0,00 284.434.073,33 USD 1.468.390.903,57 654 INTERCOMPANY LOAN N/A N/A 10/08/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 284.298.375,00 0,00 284.298.375,00 USD 1.467.690.360,94 659 INTERCOMPANY LOAN N/A N/A 27/08/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 284.215.270,83 0,00 284.215.270,83 USD 1.467.261.335,66 658 INTERCOMPANY LOAN N/A N/A 22/08/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 276.908.850,83 0,00 276.908.850,83 USD 1.429.541.942,41 633 INTERCOMPANY LOAN N/A N/A 18/07/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 276.836.350,91 0,00 276.836.350,91 USD 1.429.167.661,57 636 INTERCOMPANY LOAN N/A N/A 20/07/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 276.462.693,33 0,00 276.462.693,33 USD 1.427.238.654,32 650 INTERCOMPANY LOAN N/A N/A 26/07/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 275.509.732,38 0,00 275.509.732,38 USD 1.422.318.993,41 652 INTERCOMPANY LOAN N/A N/A 07/08/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 275.487.990,08 0,00 275.487.990,08 USD 1.422.206.748,79 649 INTERCOMPANY LOAN N/A N/A 31/07/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 275.456.870,86 0,00 275.456.870,86 USD 1.422.046.095,81 651 INTERCOMPANY LOAN N/A N/A 02/08/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 253.538.559,20 0,00 253.538.559,20 USD 1.308.892.811,87 597 INTERCOMPANY LOAN N/A N/A 06/07/2027 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 226.272.800,10 0,00 226.272.800,10 USD 1.168.133.330,52 5613/8791 INTERCOMPANY LOAN N/A N/A 28/02/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 225.950.356,72 0,00 225.950.356,72 USD 1.166.468.716,57 5530 INTERCOMPANY LOAN N/A N/A 17/02/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 225.888.627,98 0,00 225.888.627,98 USD 1.166.150.041,95 5529 INTERCOMPANY LOAN N/A N/A 16/02/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 225.646.218,89 0,00 225.646.218,89 USD 1.164.898.605,02 5531 INTERCOMPANY LOAN N/A N/A 22/02/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 224.741.568,27 0,00 224.741.568,27 USD 1.160.228.346,19 5855 INTERCOMPANY LOAN N/A N/A 15/03/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 223.474.393,93 0,00 223.474.393,93 USD 1.153.686.558,66 7566 INTERCOMPANY LOAN N/A N/A 27/09/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 223.105.516,37 0,00 223.105.516,37 USD 1.151.782.228,26 7556 INTERCOMPANY LOAN N/A N/A 25/09/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 212.526.657,83 0,00 212.526.657,83 USD 1.097.168.871,05 603 INTERCOMPANY LOAN N/A N/A 10/10/2027 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 172.248.366,25 0,00 172.248.366,25 USD 889.232.190,77 8754 INTERCOMPANY LOAN N/A N/A 31/03/2035 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 167.855.244,03 0,00 167.855.244,03 USD 866.552.697,30 7632 INTERCOMPANY LOAN N/A N/A 29/09/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 167.738.969,65 0,00 167.738.969,65 USD 865.952.430,82 7557 INTERCOMPANY LOAN N/A N/A 26/09/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 139.924.585,38 0,00 139.924.585,38 USD 722.360.672,02 7635 INTERCOMPANY LOAN N/A N/A 05/10/2028 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 137.022.020,97 0,00 137.022.020,97 USD 707.376.183,26 5608 INTERCOMPANY LOAN N/A N/A 10/10/2027 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 117.072.352,59 0,00 117.072.352,59 USD 604.386.020,25 581 INTERCOMPANY LOAN N/A N/A 16/11/2026 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 115.450.688,87 0,00 115.450.688,87 USD 596.014.181,29 604 INTERCOMPANY LOAN N/A N/A 20/10/2027 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 111.563.044,44 0,00 111.563.044,44 USD 575.944.216,92 8727 INTERCOMPANY LOAN N/A N/A 01/11/2029 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 111.435.769,44 0,00 111.435.769,44 USD 575.287.159,73 8728 INTERCOMPANY LOAN N/A N/A 05/11/2029 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 111.065.531,67 0,00 111.065.531,67 USD 573.375.807,25 8732 INTERCOMPANY LOAN N/A N/A 18/11/2029 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 111.004.802,22 0,00 111.004.802,22 USD 573.062.291,46 8733 INTERCOMPANY LOAN N/A N/A 25/11/2029 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 79.248.690,09 0,00 79.248.690,09 USD 409.121.362,59 8748 INTERCOMPANY LOAN N/A N/A 05/03/2030 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 58.622.398,72 0,00 58.622.398,72 USD 302.638.133,39 587 INTERCOMPANY LOAN N/A N/A 27/06/2027 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS FINANCE B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 50.180.171,33 0,00 50.180.171,33 USD 259.055.134,49 133 INTERCOMPANY LOAN N/A N/A 10/12/2029 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 42.907.228,67 0,00 42.907.228,67 USD 221.508.568,01 112 INTERCOMPANY LOAN N/A N/A 01/06/2045 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 23.713.262,45 0,00 23.713.262,45 USD 122.419.717,40 3596 INTERCOMPANY LOAN N/A N/A 10/10/2027 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 11.899.812,48 0,00 11.899.812,48 USD 61.432.781,93 582 INTERCOMPANY LOAN N/A N/A 14/11/2026 Créditos Financeiros BRASKEM NETHERLANDS INC. B.V. Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 92 Lista de Credores Braskem Trading & Shipping B.V. Credor Endereço Eletrônico Endereço CEP Cidade UF País CNPJ Saldo atualizado do crédito (Moeda Original) Fees (Moeda Original) Saldo total do crédito (Moeda Original) Moeda Saldo atualizado do crédito (BRL) Origem do crédito (Nome e número do contrato que dá lastro ao crédito) Número da nota fiscal (quando aplicável) Data de emissão da nota fiscal (quando aplicável) Data de vencimento Classificação Devedora Principal BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 55.208.128,91 1.423.655,17 56.631.784,08 USD 292.361.585,32 Carta de Crédito (Feedstock nº 2216 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BRASKEM NETHERLANDS B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 51.592.334,72 0,00 51.592.334,72 USD 266.345.427,99 8782 INTERCOMPANY LOAN N/A N/A 31/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 40.700.000,00 384.022,22 41.084.022,22 USD 212.096.264,70 Carta de Crédito (Feedstock nº 2359 - COMMITTED FACILITY SANTANDER) N/A N/A 09/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 34.478.980,17 942.041,26 35.421.021,43 USD 182.861.023,16 Carta de Crédito (Feedstock nº 2269 - UNCOMMITTED) N/A N/A 24/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Zali.Win@ca-cib.com; thibault.berger@ca-cib.com 1301 Avenue of the Americas 10019 New York NY Estados Unidos N/A 34.011.037,16 269.036,45 34.280.073,61 USD 176.970.880,02 Carta de Crédito (Feedstock nº 2276 - UNCOMMITTED) N/A N/A 18/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH nyk_gtbmo_gts@us.bnpparibas.com 787 Seventh Avenue 10019 New York NY Estados Unidos N/A 32.848.976,73 267.910,02 33.116.886,75 USD 170.965.927,87 Carta de Crédito (Feedstock nº 2247 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 31.350.000,00 324.733,75 31.674.733,75 USD 163.520.812,98 Carta de Crédito (Feedstock nº 2365 - COMMITTED FACILITY SANTANDER) N/A N/A 15/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 30.347.246,74 848.691,53 31.195.938,27 USD 161.049.031,33 Carta de Crédito (Feedstock nº 2290 - UNCOMMITTED) N/A N/A 22/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 30.083.036,22 76.246,23 30.159.282,45 USD 155.697.295,67 Carta de Crédito (Feedstock nº 2253 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 28.153.021,82 258.069,36 28.411.091,18 USD 146.672.258,20 Carta de Crédito (Feedstock nº 2328 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. mbertolucci@bladex.com Torre V, Business Park - Ave. La Rotonda, Costa del Este 0819-08730 Panama City PTY Panamá N/A 27.824.925,15 366.188,20 28.191.113,35 USD 145.536.622,65 Carta de Crédito (Feedstock nº 2261 - UNCOMMITTED) N/A N/A 23/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 22.549.999,98 211.719,44 22.761.719,43 USD 117.507.376,54 Carta de Crédito (Feedstock nº 2375 - COMMITTED FACILITY SANTANDER) N/A N/A 09/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Thibault.berger@ca-cib.com 1301 Avenue of the Americas 10019 New York NY Estados Unidos N/A 22.040.702,64 141.276,29 22.181.978,93 USD 114.514.466,20 Carta de Crédito (Feedstock nº 2268 - COMMITTED FACILITY CA-CIB) N/A N/A 02/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BRASKEM NETHERLANDS FINANCE B.V. dcmteam@braskem.com Weena 240 3012 Rotterdam NJ Países Baixos N/A 20.478.272,53 0,00 20.478.272,53 USD 105.719.081,94 170 INTERCOMPANY LOAN N/A N/A 31/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH nyk_gtbmo_gts@us.bnpparibas.com 787 Seventh Avenue 10019 New York NY Estados Unidos N/A 18.121.502,02 353.227,21 18.474.729,23 USD 95.375.789,65 Carta de Crédito (Feedstock nº 2220 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 18.162.689,16 230.845,91 18.393.535,06 USD 94.956.624,76 Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY SANTANDER) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. mbertolucci@bladex.com Torre V, Business Park - Ave. La Rotonda, Costa del Este 0819-08730 Panama City PTY Panamá N/A 17.184.351,83 329.780,83 17.514.132,66 USD 90.416.709,84 Carta de Crédito (Feedstock nº 2270 - UNCOMMITTED) N/A N/A 23/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH nyk_gtbmo_gts@us.bnpparibas.com 787 Seventh Avenue 10019 New York NY Estados Unidos N/A 16.776.671,89 383.870,68 17.160.542,57 USD 88.591.300,99 Carta de Crédito (Feedstock nº 2208 - UNCOMMITTED) N/A N/A 01/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH nyk_gtbmo_gts@us.bnpparibas.com 787 Seventh Avenue 10019 New York NY Estados Unidos N/A 14.613.126,92 231.053,79 14.844.180,71 USD 76.633.082,92 Carta de Crédito (Feedstock nº 2270 - UNCOMMITTED) N/A N/A 10/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 10.889.425,40 144.068,39 11.033.493,79 USD 56.960.411,68 Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 10.889.425,40 100.088,08 10.989.513,48 USD 56.733.363,34 Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 10.450.000,00 107.083,47 10.557.083,47 USD 54.500.943,43 Carta de Crédito (Feedstock nº 2365 - COMMITTED FACILITY SANTANDER) N/A N/A 15/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 7.599.023,08 136.896,88 7.735.919,96 USD 39.936.686,80 Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 7.599.023,08 95.105,84 7.694.128,93 USD 39.720.940,59 Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 7.316.204,29 132.075,06 7.448.279,36 USD 38.451.742,17 Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 7.316.204,29 83.165,03 7.399.369,33 USD 38.199.244,14 Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 7.316.204,29 83.165,03 7.399.369,33 USD 38.199.244,14 Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 7.316.204,29 83.165,03 7.399.369,33 USD 38.199.244,14 Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 7.297.433,96 88.268,17 7.385.702,13 USD 38.128.687,24 Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 7.297.433,96 61.322,21 7.358.756,17 USD 37.989.578,71 Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 7.010.646,13 78.501,57 7.089.147,70 USD 36.597.725,00 Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 7.010.646,13 54.537,09 7.065.183,23 USD 36.474.008,40 Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 6.976.739,55 83.244,74 7.059.984,29 USD 36.447.168,92 Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.976.739,55 57.832,30 7.034.571,85 USD 36.315.977,19 Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.946.926,32 62.621,75 7.009.548,07 USD 36.186.791,91 Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY SANTANDER) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 6.877.232,03 78.175,13 6.955.407,17 USD 35.907.289,49 Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 6.840.077,38 80.639,31 6.920.716,69 USD 35.728.199,89 Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.840.077,38 56.022,24 6.896.099,62 USD 35.601.114,26 Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 6.559.218,29 79.481,13 6.638.699,42 USD 34.272.285,74 Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.559.218,29 55.217,62 6.614.435,91 USD 34.147.025,37 Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 6.289.982,62 73.507,45 6.363.490,07 USD 32.851.517,47 Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.289.982,62 51.067,55 6.341.050,17 USD 32.735.671,49 Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 6.141.637,60 191.956,31 6.333.593,91 USD 32.697.178,55 Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 6.141.637,60 125.396,10 6.267.033,70 USD 32.353.561,47 Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 6.141.637,60 125.396,10 6.267.033,70 USD 32.353.561,47 Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 6.141.637,60 125.396,10 6.267.033,70 USD 32.353.561,47 Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 5.986.031,24 88.890,83 6.074.922,07 USD 31.361.785,17 Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 5.989.183,97 55.048,44 6.044.232,41 USD 31.203.349,84 Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 5.986.031,24 55.972,78 6.042.004,02 USD 31.191.845,75 Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 5.986.031,24 55.972,78 6.042.004,02 USD 31.191.845,75 Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 5.986.031,24 55.972,78 6.042.004,02 USD 31.191.845,75 Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 5.774.074,96 117.891,44 5.891.966,39 USD 30.417.276,51 Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 5.679.842,54 81.469,79 5.761.312,34 USD 29.742.774,93 Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 5.679.842,54 51.299,90 5.731.142,45 USD 29.587.022,88 Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 5.679.842,54 51.299,90 5.731.142,45 USD 29.587.022,88 Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 5.679.842,54 51.299,90 5.731.142,45 USD 29.587.022,88 Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 5.540.109,34 152.889,99 5.692.999,33 USD 29.390.109,04 Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 5.626.869,36 52.614,41 5.679.483,78 USD 29.320.335,01 Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 5.540.109,34 96.271,78 5.636.381,12 USD 29.097.817,52 Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 5.540.109,34 96.271,78 5.636.381,12 USD 29.097.817,52 Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 5.540.109,34 96.271,78 5.636.381,12 USD 29.097.817,52 Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 5.444.712,70 50.044,04 5.494.756,74 USD 28.366.681,67 Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 5.444.712,70 50.044,04 5.494.756,74 USD 28.366.681,67 Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 5.444.712,70 50.044,04 5.494.756,74 USD 28.366.681,67 Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 5.339.051,99 48.221,91 5.387.273,90 USD 27.811.801,50 Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 5.207.702,78 90.495,47 5.298.198,25 USD 27.351.948,47 Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 5.156.765,62 106.788,29 5.263.553,90 USD 27.173.097,03 Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 5.156.765,62 67.242,45 5.224.008,07 USD 26.968.941,66 Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 5.156.765,62 67.242,45 5.224.008,07 USD 26.968.941,66 Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 5.156.765,62 67.242,45 5.224.008,07 USD 26.968.941,66 Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 5.083.387,05 113.998,11 5.197.385,16 USD 26.831.500,87 Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 5.083.387,05 71.782,34 5.155.169,38 USD 26.613.561,93 Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 5.083.387,05 71.782,34 5.155.169,38 USD 26.613.561,93 Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 5.083.387,05 71.782,34 5.155.169,38 USD 26.613.561,93 Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.933.250,48 93.879,26 5.027.129,74 USD 25.952.557,30 Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.933.250,48 65.220,38 4.998.470,86 USD 25.804.605,81 Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 4.821.900,98 94.596,03 4.916.497,01 USD 25.381.415,82 Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.847.359,68 63.207,91 4.910.567,59 USD 25.350.805,16 Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.821.900,98 59.565,23 4.881.466,22 USD 25.200.569,34 Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 4.821.900,98 59.565,23 4.881.466,22 USD 25.200.569,34 Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 4.821.900,98 59.565,23 4.881.466,22 USD 25.200.569,34 Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.778.383,82 67.475,40 4.845.859,22 USD 25.016.748,22 Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.689.161,72 87.427,37 4.776.589,09 USD 24.659.141,18 Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.689.161,72 60.738,08 4.749.899,80 USD 24.521.357,73 Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.604.823,02 53.211,62 4.658.034,64 USD 24.047.103,82 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.604.823,02 36.967,50 4.641.790,52 USD 23.963.243,57 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.532.586,93 55.991,32 4.588.578,24 USD 23.688.535,18 Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.190.113,13 51.267,68 4.241.380,81 USD 21.896.128,41 Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 4.179.462,70 52.308,21 4.231.770,91 USD 21.846.517,32 Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.190.113,13 35.617,00 4.225.730,13 USD 21.815.331,78 Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 4.136.673,89 66.483,24 4.203.157,13 USD 21.698.798,69 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 4.136.673,89 46.187,65 4.182.861,54 USD 21.594.022,69 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 4.013.588,68 33.727,21 4.047.315,89 USD 20.894.268,29 Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.851.805,78 62.564,16 3.914.369,94 USD 20.207.934,79 Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.851.805,78 39.395,40 3.891.201,18 USD 20.088.326,10 Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.851.805,78 39.395,40 3.891.201,18 USD 20.088.326,10 Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.851.805,78 39.395,40 3.891.201,18 USD 20.088.326,10 Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 3.855.855,37 29.995,40 3.885.850,77 USD 20.060.704,62 Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 3.837.206,75 31.807,77 3.869.014,52 USD 19.973.787,45 Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.799.511,54 47.552,92 3.847.064,46 USD 19.860.470,29 Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.799.511,54 47.552,92 3.847.064,46 USD 19.860.470,29 Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.799.511,54 47.552,92 3.847.064,46 USD 19.860.470,29 Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.745.668,75 77.843,76 3.823.512,51 USD 19.738.883,31 Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.745.668,75 49.016,66 3.794.685,41 USD 19.590.063,43 Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.745.668,75 49.016,66 3.794.685,41 USD 19.590.063,43 Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.745.668,75 49.016,66 3.794.685,41 USD 19.590.063,43 Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 3.762.042,56 30.812,23 3.792.854,79 USD 19.580.612,85 Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.687.335,42 75.445,61 3.762.781,03 USD 19.425.357,07 Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.687.335,42 75.445,61 3.762.781,03 USD 19.425.357,07 Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.687.335,42 75.445,61 3.762.781,03 USD 19.425.357,07 Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.687.335,42 75.445,61 3.762.781,03 USD 19.425.357,07 Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.658.102,15 41.582,52 3.699.684,66 USD 19.099.622,07 Carta de Crédito (Feedstock nº 2366 - COMMITTED FACILITY V) N/A N/A 18/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.602.828,70 93.795,84 3.696.624,54 USD 19.083.824,18 Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.648.716,98 30.661,10 3.679.378,08 USD 18.994.789,36 Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.648.716,98 30.661,10 3.679.378,08 USD 18.994.789,36 Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.648.716,98 30.661,10 3.679.378,08 USD 18.994.789,36 Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.602.828,70 59.061,37 3.661.890,07 USD 18.904.507,48 Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.602.828,70 59.061,37 3.661.890,07 USD 18.904.507,48 Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.602.828,70 59.061,37 3.661.890,07 USD 18.904.507,48 Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.620.697,43 37.031,68 3.657.729,11 USD 18.883.026,53 Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 3.607.570,06 30.369,69 3.637.939,75 USD 18.780.863,96 Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.580.280,97 53.493,71 3.633.774,68 USD 18.759.361,81 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.580.280,97 37.163,48 3.617.444,45 USD 18.675.056,99 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.520.928,62 46.075,66 3.567.004,29 USD 18.414.659,62 Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.466.657,02 70.930,37 3.537.587,39 USD 18.262.794,89 Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.505.323,07 27.268,55 3.532.591,61 USD 18.237.004,20 Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.505.323,07 27.268,55 3.532.591,61 USD 18.237.004,20 Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.505.323,07 27.268,55 3.532.591,61 USD 18.237.004,20 Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.455.902,57 67.983,65 3.523.886,22 USD 18.192.062,62 Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.488.369,78 28.916,15 3.517.285,93 USD 18.157.988,60 Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.488.369,78 28.916,15 3.517.285,93 USD 18.157.988,60 Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 93 NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.488.369,78 28.916,15 3.517.285,93 USD 18.157.988,60 Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.455.902,57 47.230,02 3.503.132,59 USD 18.084.922,01 Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 3.459.490,44 28.087,15 3.487.577,59 USD 18.004.619,32 Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.420.038,69 28.011,12 3.448.049,81 USD 17.800.557,13 Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.420.038,69 28.011,12 3.448.049,81 USD 17.800.557,13 Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.420.038,69 28.011,12 3.448.049,81 USD 17.800.557,13 Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.386.658,98 55.517,69 3.442.176,66 USD 17.770.237,03 Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.313.538,16 88.990,90 3.402.529,05 USD 17.565.556,23 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.313.538,16 56.035,79 3.369.573,95 USD 17.395.425,50 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.313.538,16 56.035,79 3.369.573,95 USD 17.395.425,50 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.313.538,16 56.035,79 3.369.573,95 USD 17.395.425,50 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.279.609,14 27.608,81 3.307.217,95 USD 17.073.512,69 Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.279.609,14 27.608,81 3.307.217,95 USD 17.073.512,69 Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.279.609,14 27.608,81 3.307.217,95 USD 17.073.512,69 Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 3.198.211,97 79.136,70 3.277.348,67 USD 16.919.312,52 Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 3.198.211,97 49.830,80 3.248.042,77 USD 16.768.020,82 Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 3.198.211,97 49.830,80 3.248.042,77 USD 16.768.020,82 Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 3.198.211,97 49.830,80 3.248.042,77 USD 16.768.020,82 Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.144.991,31 25.533,77 3.170.525,08 USD 16.367.835,74 Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 3.144.991,31 25.533,77 3.170.525,08 USD 16.367.835,74 Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 3.144.991,31 25.533,77 3.170.525,08 USD 16.367.835,74 Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.114.725,87 52.673,65 3.167.399,51 USD 16.351.699,97 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 3.074.160,28 62.766,27 3.136.926,55 USD 16.194.383,33 Carta de Crédito (Feedstock nº 2274 - COMMITTED FACILITY V) N/A N/A 20/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK Thibault.berger@ca-cib.com 1301 Avenue of the Americas 10019 New York NY Estados Unidos N/A 3.117.421,94 14.772,05 3.132.193,99 USD 16.169.951,46 Carta de Crédito (Feedstock nº 2329 - COMMITTED FACILITY CA-CIB) N/A N/A 12/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 3.006.319,25 46.840,95 3.053.160,21 USD 15.761.939,57 Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.993.015,62 27.986,39 3.021.002,01 USD 15.595.922,88 Carta de Crédito (Feedstock nº 2347 - COMMITTED FACILITY V) N/A N/A 12/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 2.830.001,70 62.996,61 2.892.998,31 USD 14.935.103,80 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 2.830.001,70 39.667,71 2.869.669,41 USD 14.814.668,34 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 2.830.001,70 39.667,71 2.869.669,41 USD 14.814.668,34 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 2.830.001,70 39.667,71 2.869.669,41 USD 14.814.668,34 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.839.921,27 25.649,95 2.865.571,22 USD 14.793.511,44 Carta de Crédito (Feedstock nº 2367 - COMMITTED FACILITY V) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.770.054,67 48.135,89 2.818.190,56 USD 14.548.908,76 Carta de Crédito (Feedstock nº 2288 - COMMITTED FACILITY V) N/A N/A 14/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 2.713.287,76 35.871,21 2.749.158,97 USD 14.192.533,20 Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 2.722.356,35 25.022,02 2.747.378,37 USD 14.183.340,83 Carta de Crédito (Feedstock nº 2356 - COMMITTED FACILITY IV) N/A N/A 14/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 2.660.201,60 37.287,65 2.697.489,25 USD 13.925.788,24 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 2.579.038,95 33.405,94 2.612.444,89 USD 13.486.746,75 Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.578.382,81 33.621,23 2.612.004,04 USD 13.484.470,83 Carta de Crédito (Feedstock nº 2327 - COMMITTED FACILITY V) N/A N/A 01/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.541.693,52 35.891,17 2.577.584,69 USD 13.306.780,97 Carta de Crédito (Feedstock nº 2301 - COMMITTED FACILITY V) N/A N/A 18/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 2.532.652,66 20.332,13 2.552.984,79 USD 13.179.783,96 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.466.625,24 32.610,19 2.499.235,43 USD 12.902.302,91 Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 2.466.625,24 32.610,19 2.499.235,43 USD 12.902.302,91 Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 2.466.625,24 32.610,19 2.499.235,43 USD 12.902.302,91 Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.410.950,49 29.782,62 2.440.733,11 USD 12.600.284,67 Carta de Crédito (Feedstock nº 2342 - COMMITTED FACILITY V) N/A N/A 24/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.344.580,86 30.369,04 2.374.949,90 USD 12.260.678,87 Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 2.344.580,86 30.369,04 2.374.949,90 USD 12.260.678,87 Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 2.344.580,86 30.369,04 2.374.949,90 USD 12.260.678,87 Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 2.304.562,22 19.589,35 2.324.151,57 USD 11.998.432,48 Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.302.411,51 18.483,75 2.320.895,26 USD 11.981.621,79 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 2.302.411,51 18.483,75 2.320.895,26 USD 11.981.621,79 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 2.302.411,51 18.483,75 2.320.895,26 USD 11.981.621,79 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 2.275.170,64 25.403,21 2.300.573,85 USD 11.876.712,48 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 2.124.114,71 56.796,42 2.180.911,13 USD 11.258.953,70 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 2.124.114,71 35.763,57 2.159.878,28 USD 11.150.371,63 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 2.124.114,71 35.763,57 2.159.878,28 USD 11.150.371,63 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 2.124.114,71 35.763,57 2.159.878,28 USD 11.150.371,63 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.095.056,57 17.808,50 2.112.865,06 USD 10.907.665,89 Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 2.095.056,57 17.808,50 2.112.865,06 USD 10.907.665,89 Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 2.095.056,57 17.808,50 2.112.865,06 USD 10.907.665,89 Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 2.068.336,95 23.093,82 2.091.430,77 USD 10.797.011,34 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 2.068.336,95 23.093,82 2.091.430,77 USD 10.797.011,34 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 2.068.336,95 23.093,82 2.091.430,77 USD 10.797.011,34 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 1.996.667,83 33.617,76 2.030.285,59 USD 10.481.349,34 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 1.969.154,53 20.439,92 1.989.594,45 USD 10.271.281,34 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.925.902,89 19.697,70 1.945.600,59 USD 10.044.163,05 Carta de Crédito (Feedstock nº 2363 - COMMITTED FACILITY V) N/A N/A 03/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 1.900.746,41 25.976,51 1.926.722,93 USD 9.946.707,11 Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.899.755,77 23.776,46 1.923.532,23 USD 9.930.235,15 Carta de Crédito (Feedstock nº 2291 - COMMITTED FACILITY IV) N/A N/A 21/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 1.896.568,53 17.571,28 1.914.139,81 USD 9.881.746,77 Carta de Crédito (Feedstock nº 2364 - COMMITTED FACILITY SANTANDER) N/A N/A 25/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.872.834,37 24.508,33 1.897.342,71 USD 9.795.031,71 Carta de Crédito (Feedstock nº 2340 - COMMITTED FACILITY V) N/A N/A 02/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.845.673,88 37.763,85 1.883.437,73 USD 9.723.247,28 Carta de Crédito (Feedstock nº 2292 - COMMITTED FACILITY V) N/A N/A 31/07/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.824.358,49 15.330,55 1.839.689,04 USD 9.497.394,68 Carta de Crédito (Feedstock nº 2353 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.801.414,35 29.530,69 1.830.945,03 USD 9.452.253,74 Carta de Crédito (Feedstock nº 2323 - COMMITTED FACILITY V) N/A N/A 29/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.790.140,49 18.581,74 1.808.722,23 USD 9.337.528,49 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 1.790.140,49 18.581,74 1.808.722,23 USD 9.337.528,49 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 1.790.140,49 18.581,74 1.808.722,23 USD 9.337.528,49 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.752.661,53 13.634,27 1.766.295,81 USD 9.118.502,10 Carta de Crédito (Feedstock nº 2351 - COMMITTED FACILITY IV) N/A N/A 25/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.744.184,89 14.458,08 1.758.642,96 USD 9.078.994,30 Carta de Crédito (Feedstock nº 2344 - COMMITTED FACILITY IV) N/A N/A 04/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.727.951,29 23.615,01 1.751.566,30 USD 9.042.461,00 Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 1.727.951,29 23.615,01 1.751.566,30 USD 9.042.461,00 Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 1.727.951,29 23.615,01 1.751.566,30 USD 9.042.461,00 Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.710.019,34 14.005,56 1.724.024,90 USD 8.900.278,57 Carta de Crédito (Feedstock nº 2339 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 1.673.050,26 12.066,80 1.685.117,06 USD 8.699.416,80 Carta de Crédito (Feedstock nº 2364 - COMMITTED FACILITY SANTANDER) N/A N/A 02/03/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.656.769,08 28.017,90 1.684.786,97 USD 8.697.712,75 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 01/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. doctradeglobalmo@gruposantander.com; globalmotrade@gruposantander.com; Loans.AgencyUS@sc.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 1.654.176,58 27.862,72 1.682.039,30 USD 8.683.527,87 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. CITIBANK, N.A. rai.curtolo@citi.com; Loans.AgencyUS@sc.com 388 Greenwich Street 10013 New York NY Estados Unidos N/A 1.654.176,58 17.544,60 1.671.721,18 USD 8.630.260,57 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DEUTSCHE BANK AG NEW YORK BRANCH debra.le-bris@db.com; Loans.AgencyUS@sc.com 1 Columbus Circle 10019 New York NY Estados Unidos N/A 1.654.176,58 17.544,60 1.671.721,18 USD 8.630.260,57 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; Loans.AgencyUS@sc.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.654.176,58 17.544,60 1.671.721,18 USD 8.630.260,57 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.639.804,57 13.804,40 1.653.608,98 USD 8.536.756,34 Carta de Crédito (Feedstock nº 2345 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.599.105,99 24.915,40 1.624.021,39 USD 8.384.010,41 Carta de Crédito (Feedstock nº 2305 - COMMITTED FACILITY V) N/A N/A 15/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.572.495,66 12.766,89 1.585.262,54 USD 8.183.917,87 Carta de Crédito (Feedstock nº 2348 - COMMITTED FACILITY IV) N/A N/A 22/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com; Loans.AgencyUS@sc.com; BCDADAgencySpecialProducts@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 1.554.925,98 16.491,92 1.571.417,91 USD 8.112.444,94 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.415.000,85 19.833,86 1.434.834,71 USD 7.407.334,17 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY V) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.233.312,62 16.305,10 1.249.617,71 USD 6.451.151,45 Carta de Crédito (Feedstock nº 2314 - COMMITTED FACILITY IV) N/A N/A 11/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.172.290,43 15.184,52 1.187.474,95 USD 6.130.339,43 Carta de Crédito (Feedstock nº 2312 - COMMITTED FACILITY IV) N/A N/A 08/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 1.150.586,05 18.499,58 1.169.085,62 USD 6.035.404,53 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 1.150.586,05 12.852,14 1.163.438,19 USD 6.006.249,64 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.151.205,75 9.241,88 1.160.447,63 USD 5.990.810,89 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY IV) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 1.120.495,26 20.381,79 1.140.877,04 USD 5.889.777,74 Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 1.120.495,26 14.159,76 1.134.655,02 USD 5.857.656,53 Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 1.062.057,36 17.881,79 1.079.939,14 USD 5.575.185,82 Carta de Crédito (Feedstock nº 2300 - COMMITTED FACILITY V) N/A N/A 28/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.047.528,28 8.904,25 1.056.432,53 USD 5.453.832,94 Carta de Crédito (Feedstock nº 2352 - COMMITTED FACILITY IV) N/A N/A 08/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 1.034.168,47 11.546,91 1.045.715,38 USD 5.398.505,67 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 892.669,13 14.327,17 906.996,30 USD 4.682.368,40 Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 895.070,24 9.290,87 904.361,11 USD 4.668.764,25 Carta de Crédito (Feedstock nº 2326 - COMMITTED FACILITY IV) N/A N/A 16/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 892.669,13 9.953,46 902.622,59 USD 4.659.789,12 Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 863.975,64 11.807,51 875.783,15 USD 4.521.230,50 Carta de Crédito (Feedstock nº 2277 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; Loans.AgencyUS@sc.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 827.088,29 8.772,30 835.860,59 USD 4.315.130,29 Carta de Crédito (Feedstock nº 2354 - COMMITTED FACILITY V) N/A N/A 29/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 794.962,43 15.462,94 810.425,38 USD 4.183.821,00 Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 794.962,43 10.742,51 805.704,94 USD 4.159.451,77 Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 642.646,14 9.510,25 652.156,40 USD 3.366.757,40 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 642.646,14 6.607,02 649.253,17 USD 3.351.769,46 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 632.822,33 7.068,68 639.891,00 USD 3.303.437,30 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 616.272,39 7.787,87 624.060,26 USD 3.221.711,09 Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 575.293,02 6.426,07 581.719,09 USD 3.003.124,82 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 575.293,02 6.426,07 581.719,09 USD 3.003.124,82 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 575.293,02 6.426,07 581.719,09 USD 3.003.124,82 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 560.247,63 7.079,88 567.327,51 USD 2.928.828,26 Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 560.247,63 7.079,88 567.327,51 USD 2.928.828,26 Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 560.247,63 7.079,88 567.327,51 USD 2.928.828,26 Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 553.911,95 7.284,97 561.196,92 USD 2.897.179,10 Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 553.911,95 5.061,06 558.973,01 USD 2.885.698,17 Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 525.221,69 7.468,18 532.689,87 USD 2.750.011,46 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 525.221,69 5.188,34 530.410,03 USD 2.738.241,79 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 492.747,89 8.446,34 501.194,23 USD 2.587.415,22 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 492.747,89 5.867,89 498.615,79 USD 2.574.103,99 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 490.968,02 5.474,40 496.442,42 USD 2.562.884,01 Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 446.334,56 4.976,73 451.311,29 USD 2.329.894,56 Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 446.334,56 4.976,73 451.311,29 USD 2.329.894,56 Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 446.334,56 4.976,73 451.311,29 USD 2.329.894,56 Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 437.229,34 5.908,38 443.137,72 USD 2.287.698,48 Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 397.481,22 5.371,26 402.852,47 USD 2.079.725,89 Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 397.481,22 5.371,26 402.852,47 USD 2.079.725,89 Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 397.481,22 5.371,26 402.852,47 USD 2.079.725,89 Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 362.226,21 5.595,63 367.821,84 USD 1.898.880,25 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 362.226,21 3.887,43 366.113,64 USD 1.890.061,67 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 353.455,38 3.633,86 357.089,24 USD 1.843.473,21 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 94 SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 330.228,50 4.077,84 334.306,34 USD 1.725.856,48 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 330.228,50 2.832,99 333.061,48 USD 1.719.429,89 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 321.323,07 3.303,51 324.626,58 USD 1.675.884,73 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 321.323,07 3.303,51 324.626,58 USD 1.675.884,73 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 321.323,07 3.303,51 324.626,58 USD 1.675.884,73 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. SUMITOMO MITSUI BANKING CORPORATION NEW YORK BRANCH gtfdmiddleoffice@smbcgroup.com 277 Park Avenue 10172 New York NY Estados Unidos N/A 315.244,93 3.305,64 318.550,57 USD 1.644.517,32 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BANCO SANTANDER, S.A. globalmotrade@gruposantander.com; gtfdmiddleoffice@smbcgroup.com Ciudad Grupo Santander, Ed. Marisma P0, Avda. de Cantabria s/n, Boadilla del Monte 28660 Madrid MAD Espanha N/A 315.244,93 2.296,51 317.541,45 USD 1.639.307,72 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 304.651,57 2.783,58 307.435,16 USD 1.587.133,99 Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 288.871,93 2.853,59 291.725,52 USD 1.506.032,98 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 287.646,51 3.213,04 290.859,55 USD 1.501.562,41 Carta de Crédito (Feedstock nº 2334 - COMMITTED FACILITY IV) N/A N/A 30/10/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 280.123,81 3.539,94 283.663,75 USD 1.464.414,13 Carta de Crédito (Feedstock nº 2309 - COMMITTED FACILITY IV) N/A N/A 16/09/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 276.955,98 2.530,53 279.486,51 USD 1.442.849,08 Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 276.955,98 2.530,53 279.486,51 USD 1.442.849,08 Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 276.955,98 2.530,53 279.486,51 USD 1.442.849,08 Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 271.011,34 3.227,34 274.238,68 USD 1.415.757,20 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 262.610,85 2.594,17 265.205,02 USD 1.369.120,90 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 262.610,85 2.594,17 265.205,02 USD 1.369.120,90 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 262.610,85 2.594,17 265.205,02 USD 1.369.120,90 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 246.373,95 2.933,95 249.307,89 USD 1.287.052,00 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 246.373,95 2.933,95 249.307,89 USD 1.287.052,00 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 246.373,95 2.933,95 249.307,89 USD 1.287.052,00 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 223.167,28 2.488,37 225.655,65 USD 1.164.947,28 Carta de Crédito (Feedstock nº 2311 - COMMITTED FACILITY IV) N/A N/A 02/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 198.740,61 2.685,63 201.426,24 USD 1.039.862,94 Carta de Crédito (Feedstock nº 2299 - COMMITTED FACILITY IV) N/A N/A 24/08/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 199.224,42 2.138,09 201.362,50 USD 1.039.533,92 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 181.625,67 1.558,14 183.183,81 USD 945.686,44 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 181.113,10 1.943,72 183.056,82 USD 945.030,83 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 181.113,10 1.943,72 183.056,82 USD 945.030,83 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 181.113,10 1.943,72 183.056,82 USD 945.030,83 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. KFW IPEX-BANK GMBH nicole.keller@kfw.de; gtfdmiddleoffice@smbcgroup.com Palmengartenstrasse 5 - 9 60325 Frankfurt am Main FRA Alemanha N/A 173.384,71 1.263,08 174.647,80 USD 901.619,25 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 165.114,25 1.416,49 166.530,74 USD 859.714,95 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 165.114,25 1.416,49 166.530,74 USD 859.714,95 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 165.114,25 1.416,49 166.530,74 USD 859.714,95 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 160.661,54 1.651,76 162.313,29 USD 837.942,37 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 23/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. DZ BANK AG DEUTSCHE ZENTRAL-GENOSSENSCHAFTSBANK, FRANKFURT AM MAIN credit.service@dzbank.de; gtfdmiddleoffice@smbcgroup.com Platz der Republik 60325 Frankfurt am Main FRA Alemanha N/A 157.622,47 1.148,26 158.770,72 USD 819.653,86 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. MIZUHO BANK, LTD., NEW YORK BRANCH sandy.sung@mizuhogroup.com; gtfdmiddleoffice@smbcgroup.com 1271 Avenue of the Americas 10020 New York NY Estados Unidos N/A 157.622,47 1.148,26 158.770,72 USD 819.653,86 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. NATIXIS, NEW YORK BRANCH luciana.machado@natixis.com; gtfdmiddleoffice@smbcgroup.com 1251 Avenue of the Americas, 5th Floor 10020 New York NY Estados Unidos N/A 157.622,47 1.148,26 158.770,72 USD 819.653,86 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 138.477,99 1.265,26 139.743,25 USD 721.424,54 Carta de Crédito (Feedstock nº 2341 - COMMITTED FACILITY IV) N/A N/A 17/12/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 131.305,42 1.297,08 132.602,51 USD 684.560,45 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 01/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 123.186,97 1.466,97 124.653,95 USD 643.526,00 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 15/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. BNP PARIBAS, S.A. - NEW YORK BRANCH dl.nytfstandby@us.bnpparibas.com; Rodrigo.jabur@br.bnpparibas.com; Felipe.IRANI@br.bnpparibas.com 787 Seventh Avenue 10019 New York NY Estados Unidos N/A 0,00 94.522,80 94.522,80 USD 487.973,96 Carta de Crédito (Fee under the Revolving LC Issuance Agreement - SBLC Facility) N/A N/A N/A Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 90.556,55 971,86 91.528,41 USD 472.515,42 Carta de Crédito (Feedstock nº 2336 - COMMITTED FACILITY IV) N/A N/A 27/11/2026 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 82.557,12 708,25 83.265,37 USD 429.857,47 Carta de Crédito (Feedstock nº 2343 - COMMITTED FACILITY IV) N/A N/A 13/01/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. STANDARD CHARTERED BANK daniel.Guiotti@sc.com; gtfdmiddleoffice@smbcgroup.com 1095 Avenue of the Americas 10036 New York NY Estados Unidos N/A 78.811,23 574,13 79.385,36 USD 409.826,93 Carta de Crédito (Feedstock nº 2357 - COMMITTED FACILITY IV) N/A N/A 04/02/2027 Créditos Financeiros BRASKEM TRADING & SHIPPING B.V. Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 95 Lista de Credores Braskem Netherlands Finance B.V. Credor Endereço Eletrônico Endereço CEP Cidade UF País CNPJ Saldo atualizado do crédito (Moeda Original) Fees (Moeda Original) Saldo total do crédito (Moeda Original) Moeda Saldo atualizado do crédito (BRL) Origem do crédito (Nome e número do contrato que dá lastro ao crédito) Número da nota fiscal (quando aplicável) Data de emissão da nota fiscal (quando aplicável) Data de vencimento Classificação Devedora Principal THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 1.530.511.625,00 0,00 1.530.511.625,00 USD 7.901.266.264,06 4.500% Notes due 2030 dated as of November 01, 2019 N/A N/A 31/01/2030 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 1.205.194.489,50 0,00 1.205.194.489,50 USD 6.221.816.552,04 4.500% Notes due 2028 dated as of October 10, 2017 N/A N/A 10/01/2028 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 1.038.062.500,00 0,00 1.038.062.500,00 USD 5.358.997.656,25 7.250% Notes due 2033 dated as of February 13, 2023 N/A N/A 13/02/2033 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 893.952.083,33 0,00 893.952.083,33 USD 4.615.027.630,21 8.500% Notes due 2031 dated as of September 12, 2023 N/A N/A 12/01/2031 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 873.988.888,89 0,00 873.988.888,89 USD 4.511.967.638,89 8.000% Notes due 2034 dated as of October 15, 2024 N/A N/A 15/10/2034 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 774.601.562,50 0,00 774.601.562,50 USD 3.998.880.566,41 5.875% Notes due 2050 dated as of November 01, 2019 N/A N/A 31/01/2050 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 255.643.491,34 0,00 255.643.491,34 USD 1.319.759.524,06 Subordinated Resettable Fixed Rate Notes due 2081 dated as of July 23, 2020 N/A N/A 23/01/2081 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. ING BANK N.V., TOKYO BRANCH Agency.Services.Asia@Asia.ING.com Meiji Yasuda Seimei Building, 2-1-1, Marunouchi, Chiyoda-ku 100-0005 Tokyo Tokyo Japão N/A 50.620.929,53 0,00 50.620.929,53 USD 261.330.548,67 Nexi Loan Agreement dated as of August 4, 2020 N/A N/A 04/02/2031 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. BNP PARIBAS - ACTING THROUGH ITS TOKYO BRANCH Agency.Services.Asia@Asia.ING.com; Rodrigo.jabur@br.bnpparibas.com; Felipe.IRANI@br.bnpparibas.com GranTokyo North Tower, 1-9-1 Marunouchi, Chiyoda-ku 100-6741 Tokyo Tokyo Japão N/A 50.620.929,53 0,00 50.620.929,53 USD 261.330.548,67 Nexi Loan Agreement dated as of August 4, 2020 N/A N/A 04/02/2031 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. BNP PARIBAS FORTIS SA/NV khalid.k.bouitida@bnpparibas.com 35 rue de la Gare 75019 Paris PAR França N/A 26.507.754,00 0,00 26.507.754,00 USD 136.846.280,03 SACE Covered Facility Agreement dated as of December 10, 2019 N/A N/A 10/12/2029 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. BANCO SANTANDER, S.A. sindicadossan@gruposantander.com Edificio Monteprincipe, planta 2a 28925 Madrid MAD Espanha N/A 26.507.754,00 0,00 26.507.754,00 USD 136.846.280,03 SACE Covered Facility Agreement dated as of December 10, 2019 N/A N/A 10/12/2029 Créditos Financeiros BRASKEM NETHERLANDS FINANCE B.V. Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 96 Lista de Credores Braskem America Finance Company Credor Endereço Eletrônico Endereço CEP Cidade UF País CNPJ Saldo atualizado do crédito (Moeda Original) Fees (Moeda Original) Saldo total do crédito (Moeda Original) Moeda Saldo atualizado do crédito (BRL) Origem do crédito (Nome e número do contrato que dá lastro ao crédito) Número da nota fiscal (quando aplicável) Data de emissão da nota fiscal (quando aplicável) Data de vencimento Classificação Devedora Principal THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 328.944.161,85 0,00 328.944.161,85 USD 1.698.174.235,57 7.125% Notes due 2041 dated as of July 22, 2011 N/A N/A 22/07/2041 Créditos Financeiros BRASKEM AMERICA FINANCE COMPANY THE BANK OF NEW YORK MELLON joanne.adamis@bny.com 240 Greenwich Street, Floor 7 East 10286 New York NY Estados Unidos N/A 260.341.145,83 0,00 260.341.145,83 USD 1.344.011.165,36 7.125% Notes due 2041 dated as of July 22, 2011 N/A N/A 22/07/2041 Créditos Financeiros BRASKEM AMERICA FINANCE COMPANY Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 97ANEXO 1.1.61 | SCHEDULE 1.1.61 PROTOCOLO DE NEGOCIAÇÃO NEGOTIATION FRAMEWORK (1) BRASKEM S.A., sociedade por ações de capital aberto, inscrita no CNPJ/MF sob o nº 42.150.391/0001-70, com sede na Rua Eteno, nº1.561, Polo Industrial de Camaçari, Camaçari, Bahia, CEP 42816-200 (“Braskem” ou “Companhia”); (1) BRASKEM S.A., a publicly-held corporation, enrolled in the Brazilian Corporate Taxpayer’s Registry (CNPJ/MF) under No. 42.150.391/0001-70, with headquarters at Rua Eteno, No. 1,561, Polo Industrial de Camaçari, Camaçari, Bahia, ZIP Code 42816-200 (“Braskem” or “Company”); (2) BRASKEM NETHERLANDS B.V., sociedade constituída e existente de acordo com as leis dos Países Baixos, com sede em Rotterdam, Weena 240, 9th Floor, Tower C, 3012NJ, Países Baixos, registrada na Câmara de Comércio holandesa sob o nº 24401995 (“Braskem Netherlands”); (2) BRASKEM NETHERLANDS B.V., a company organized and existing under the laws of the Netherlands, with headquarters at Rotterdam, Weena 240, 9th Floor, Tower C, 3012NJ, Netherlands, registered with the Dutch Chamber of Commerce under No. 24401995 (“Braskem Netherlands”); (3) BRASKEM NETHERLANDS INC. B.V., sociedade constituída e existente de acordo com as leis dos Países Baixos, com sede em Rotterdam, Weena 240, 9º andar, Torre C, 3012NJ, Países Baixos, registrada na Câmara de Comércio holandesa sob o nº 84020040 (“Braskem Netherlands Inc.”); (3) BRASKEM NETHERLANDS INC. B.V., a company organized and existing under the laws of the Netherlands, with headquarters at Rotterdam, Weena 240, 9th Floor, Tower C, 3012NJ, Netherlands, registered with the Dutch Chamber of Commerce under No. 84020040 (“Braskem Netherlands Inc.”); (4) BRASKEM TRADING & SHIPPING B.V., sociedade constituída e existente de acordo com as leis dos Países Baixos, com sede em Rotterdam, Weena 240, 9º andar, Torre C, 3012NJ, Países Baixos, registrada na Câmara de Comércio holandesa sob o nº 90073614 (“BT&S”); (4) BRASKEM TRADING & SHIPPING B.V., a company organized and existing under the laws of the Netherlands, with headquarters at Rotterdam, Weena 240, 9th Floor, Tower C, 3012NJ, Netherlands, registered with the Dutch Chamber of Commerce under No. 90073614 (“BT&S”); (5) BRASKEM NETHERLANDS FINANCE B.V., sociedade constituída e existente de acordo com as leis dos Países Baixos, com sede em Rotterdam, Weena 240, 4º andar, Torre C, 3012NJ, Países Baixos, registrada na Câmara de Comércio holandesa sob o nº 61905771 (“Braskem Netherlands Finance”); (5) BRASKEM NETHERLANDS FINANCE B.V., a company organized and existing under the laws of the Netherlands, with headquarters at Rotterdam, Weena 240, 4th Floor, Tower C, 3012NJ, Netherlands, registered with the Dutch Chamber of Commerce under No. 61905771 (“Braskem Netherlands Finance”); Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 98 (6) BRASKEM AMERICA FINANCE COMPANY, sociedade constituída e existente de acordo com as leis de Delaware, Estados Unidos da América, com sede em 251 Little Falls Drive, Wilmington, Condado de New Castle, Delaware, 19808, Estados Unidos da América, registrada sob o nº 5007185 (“Braskem America Finance” e, em conjunto com as sociedades numeradas de (1) a (6), as “Devedoras”); (6) BRASKEM AMERICA FINANCE COMPANY, a company organized and existing under the laws of Delaware, United States of America, with headquarters at 251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808, United States of America, registered under No. 5007185 (“Braskem America Finance” and, hereinafter collectively with the companies numbered (1) to (6), the “Debtors”); De outro lado, pelos CREDORES SIGNATÁRIOS, conforme listados e descritos no Plano; On the other hand, by the SIGNATORY CREDITORS, as listed and described in the Plan; CONSIDERANDOS RECITALS A. CONSIDERANDO QUE, em 24 de agosto de 2026, as Devedoras e os Credores Signatários celebraram o plano de recuperação extrajudicial apresentado nos autos do processo nº 4113246- 86.2026.8.26.0100, perante a 2ª Vara de Falências e Recuperações Judiciais da Comarca de São Paulo/SP (“Plano” e “Recuperação Extrajudicial”), de modo a assegurar as condições para preparação, negociação e posterior aprovação, pelas Devedoras e por Credores Sujeitos que representem ao menos a maioria dos Créditos Sujeitos, de um plano de recuperação extrajudicial atualizado (“Plano Atualizado”); e A. WHEREAS, on August 24, 2026, the Debtors and the Signatory Creditors entered into the extrajudicial restructuring plan presented in the proceeding registered under No. 4113246-86.2026.8.26.0100, pending before the 2nd Bankruptcy and Reorganization Court of the Judicial District of São Paulo (“Plan” and “ER Restructuring”), so as to ensure the conditions for the preparation, negotiation, and subsequent approval, by the Debtors and by Subject Creditors representing at least the majority of the Subject Claims, of an updated out-of-court reorganization plan (“Updated Plan”); and B. CONSIDERANDO QUE, as Devedoras e os Credores Signatários desejam acordar sobre os objetivos aqui indicados, com o objetivo de viabilizar um ambiente organizado de troca de informações e de propostas para elaboração do Plano Atualizado (“Protocolo de Negociação”). B. WHEREAS, the Debtors and the Signatory Creditors wish to agree on the objectives specified herein, aiming to enable an organized environment for the exchange of information and proposals for the preparation of the Updated Plan (“Negotiation Framework”) C. CONSIDERANDO que este Protocolo de Negociação é um anexo e parte integrante do Plano. C. WHEREAS this Negotiation Framework is an annex and integral part of the Plan. Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 99 RESOLVEM as Devedoras e os Credores Signatários concordam com o seguinte Protocolo de Negociação. IT IS HEREBY RESOLVED by the Debtors and the Signatory Creditors to agree with the following Negotiation Framework. 1. PROCESSO DE NEGOCIAÇÃO 1. NEGOTIATION PROCESS 1.1. As negociações do Plano Atualizado deverão observar o seguinte cronograma: 1.1. The Negotiation of the Updated Plan shall observe the following schedule: (i) Divulgação ao Mercado. Até a data de protocolo da Recuperação Extrajudicial, a Companhia deverá divulgar publicamente ao mercado o ajuizamento da Recuperação Extrajudicial e informar que referido ajuizamento e os compromissos assumidos no âmbito do Plano contam com apoio dos Acionistas Principais, sendo certo que a forma, o conteúdo e o momento de tal divulgação estão sujeitos à aprovação prévia dos Credores Signatários. (i) Press Release. No later than the filing date of the ER Restructuring, the Company shall publicly disclose the filing of the ER Restructuring and that such filing, together with the commitments undertaken under the Plan has the support of the Main Shareholders, provided that the form, content and timing of such disclosure shall be subject to the prior approval of the Signatory Creditors. (ii) Entrega de Proposta e Plano de Negócios. Entrega, pelas Devedoras, de um plano de negócios atualizado e de uma proposta detalhada do Plano Atualizado, de acordo com os parâmetros substantivos estabelecidos na Cláusula 2.6 do Plano, até 31 de agosto de 2026. (ii) Proposal and Business Plan Delivery. Delivery, by the Debtors, of an updated business plan and a comprehensive proposal of the Updated Plan in accordance with the parameters established in Section 2.6 of the ER Plan by no later than August 31, 2026. (iii) Reunião Presencial. Disponibilidade, das Devedoras e dos representantes dos Acionistas Principais (devendo incluir os executivos de cada um deles, que serão escolhidos pelos Acionistas Principais) para participar de reuniões presenciais com os Credores Signatários, em Nova York ou em São Paulo, até 09 de setembro de 2026. (iii) In-Person Meeting. The Debtors and the representatives of the Main Shareholders (which shall include principals from each that shall be chosen by the Main Shareholders) would be available to attend in-person meetings with the Signatory Creditors, in New York or São Paulo, by no later than September 9th, 2026. (iv) Concordância das Devedoras e dos Acionistas Principais com acordo principiológico sobre os termos e condições comerciais do Plano Atualizado (iv) Agreement in principle by the Debtors and the Main Shareholders regarding the commercial terms and conditions of the Updated Plan that is acceptable to the Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 100 que seja aceitável aos Credores Signatários, até 9 de outubro de 2026, sujeito às aprovações aplicáveis no âmbito da governança corporativa de quaisquer das partes. Signatory Creditors by no later than October 9, 2026, subject to the applicable corporate governance approvals of any of the parties. 2. REUNIÕES E DUE DILIGENCE CONTÍNUA 2. MEETINGS AND ONGOING DUE DILIGENCE 2.1. As negociações em torno dos termos do Plano Atualizado observarão os seguintes compromissos: 2.1. The negotiations of the terms of Updated Plan shall be subject to the following commitments: (i) Acionistas Principais e seus assessores comparecerão e participarão de forma significativa e de boa-fé das negociações do Plano Atualizado; (i) Main Shareholders and their advisors will attend and participate meaningfully and in good faith in the negotiations of the Updated Plan; (ii) assessores das Devedoras e dos Acionistas Principais estarão disponíveis para reuniões virtuais semanais com os Credores Signatários. (ii) advisors of the Debtors and the Main Shareholders will be available for weekly virtual meetings with the advisors to the Signatory Creditors. (iii) as Devedoras fornecerão, mensalmente e confidencialmente, uma projeção de caixa de dois meses e outros relatórios financeiros e operacionais aos Credores Signatários e seus assessores, em cada caso sujeito a acordos de confidencialidade costumeiros. (iii) the Debtors will provide on a confidential and monthly basis two-month cash flow and other financial and operational reporting to the Signatory Creditors and its advisors, in each case that are subject to customary confidentiality agreements. (iv) as Devedoras fornecerão aos Credores Signatários e seus assessores, em cada caso sujeito a acordos de confidencialidade costumeiros, informações financeiras atuais, operacionais e de due diligence, além de conceder acesso razoável à administração da Companhia. (iv) the Debtors will provide to the Signatory Creditors and its advisors, in each case that are subject to customary confidentiality agreements, ongoing financial, operational and other due diligence information, and reasonable access to management of the Debtors. 3. DESPESAS E NOVOS ASSESSORES 3. EXPENSES AND NEW ADVISORS 3.1 Durante o período de 90 (noventa) dias previsto no art. 163, § 7º, da LFR, as Devedoras deverão (i) pagar todos os honorários e despesas devidos nos termos dos acordos de reembolso 3.1. During the 90-day period established in Article 163, paragraph 7, of the Brazilian Bankruptcy Law, the Debtors shall (i) pay all fees and expenses due under the separate Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 101 firmados separadamente entre as Devedoras e os assessores dos Credores Signatários, no momento em que tais honorários e despesas vencerem e se tornarem pagáveis conforme os seus respectivos termos; e (ii) pagar prontamente, mediante solicitação por escrito, todas as despesas de viagem razoáveis e documentadas incorridas pelos dos Credores Signatários relacionadas às reuniões presenciais entre esses membros, representantes das Devedoras e dos Acionistas Principais. reimbursement agreements between the Debtors and the advisors to the Signatory Creditors as and when such fees and expenses become due and payable pursuant to the terms thereof, and (ii) promptly upon request in writing, pay all reasonable and documented travel expenses incurred by the Signatory Creditors in connection with the in-person meetings among such members, representatives of the Debtors and the Main Shareholders. 4. CONDIÇÕES GERAIS 4. GENERAL CONDITIONS 4.1. Conflito. Este termo é celebrado em versões em inglês e português. Em caso de conflito de redação entre as versões em português e em inglês, prevalecerá a versão em português. 4.1. Conflict. This form is executed in both English and Portuguese versions. In the event of any conflict between the wordings of the Portuguese and the English versions, the Portuguese version shall prevail. 4.2. Termos Definidos. Os termos iniciados em letra maiúscula e não definidos neste termo terão o significado estabelecido no Plano. 4.2. Defined Terms. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Plan. 4.3. Confidencialidade. As negociações das propostas entregues pelas Devedoras, conforme os termos aqui previstos, serão feitas com os Credores Signatários e seus assessores em caráter confidencialidade, com base em acordos de confidencialidade costumeiros, os quais a Companhia concorda em negociar desde já, de boa-fé e de forma consistente com acordos de confidencialidade anteriores e existentes, celebrados entre os Credores Signatários e seus assessores. 4.3. Confidentiality. Negotiations of the proposals delivered by the Debtors pursuant to the terms hereof will be negotiated with the Signatory Creditors and their advisors on a confidential basis subject to customary confidentiality agreements, which the Company agrees to negotiate promptly, in good faith and consistent with previous and existing confidentiality agreements entered into with the Signatory Creditors and their advisors. Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 102ANEXO 2.4 | SCHEDULE 2.4 TERMO DE ADESÃO | ADHESION FORM TERMO DE ADESÃO AO PLANO DE RECUPERAÇÃO EXTRAJUDICIAL DO GRUPO BRASKEM ADHESION FORM TO THE EXTRAJUDICIAL REORGANIZATION PLAN OF THE BRASKEM GROUP São Paulo, [●] de [●] de 2026 São Paulo, [●] [●], 2026 Credor: [●] (“Credor Sujeito”) Valor do Crédito: [●] Creditor: [●] (“Subject Creditor”) Claim amount: [●] O Credor Sujeito, acima qualificado, vem, por seu representante autorizado, por meio do presente termo de adesão, no âmbito da recuperação extrajudicial da Braskem S.A., Braskem America Finance Company, Braskem Netherlands B.V., Braskem Netherlands Finance B.V., Braskem Netherlands Inc. B.V. e Braskem Trading & Shipping B.V. (em conjunto, as “Devedoras”), na qualidade de titular de Créditos Sujeitos indicados acima, manifestar sua expressa adesão ao plano de recuperação extrajudicial das Devedoras (“Plano”), nos termos e para todos os fins do artigo 161 e seguintes da LFR. Para que não restem dúvidas, a adesão manifestada pelo Credor Sujeito ao Plano está sujeita aos termos e condições dispostos no Plano, inclusive aos Eventos de Resolução nele dispostos The Subject Creditor, identified above, hereby represented by its authorized representative, by means of this adhesion form, in the context of the extrajudicial reorganization of Braskem S.A., Braskem America Finance Company, Braskem Netherlands B.V., Braskem Netherlands Finance B.V., Braskem Netherlands Inc. B.V. e Braskem Trading & Shipping B.V. (together, the “Debtors”), in its capacity as holder of Subject Claims listed above, hereby expresses its adhesion to the extrajudicial restructuring plan (“Plan”), pursuant to, and for all purposes of, Article 161 et. seq. of Brazilian Bankruptcy Law. For the avoidance of doubt, the adherence by the Subject Creditor is subject to the terms and conditions of the Plan, including the Termination Events thereof. O presente termo de adesão foi assinado por subscritor devidamente autorizado e com poderes para tanto, conforme documentação a ele anexada. This adhesion form was signed by a signatory duly authorized and with powers to perform such act, pursuant to the documents attached hereto. O Credor Sujeito autoriza e concorda, neste ato, com a juntada deste termo de adesão nos autos da Recuperação Extrajudicial. The Subject Creditor hereby authorizes and agrees that this Adhesion Form be filed in the Extrajudicial Restructuring. Em caso de conflito entre as versões em português e em inglês deste termo de adesão, a versão em português deverá prevalecer. Os termos iniciados em letra maiúscula usados e não definidos neste termo de adesão terão os significados a eles atribuídos no Plano. In the event of conflict between the Portuguese and English version of this adhesion form, the Portuguese version shall prevail. Capitalized terms used and not otherwise defined in this adhesion form shall have the meanings ascribed to them in the Plan. [Denominação social do Credor // Legal name of the Creditor] [Nome por extenso do signatário // Print name of the signatory] Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 103ANEXO 2.4.1 | SCHEDULE 2.4.1 DECLARAÇÃO DE PROPRIEDADE | CERTIFICATE OF HOLDERProcesso 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 104DECLARAÇÃO DE CREDOR INVESTIDORO subscritor declara e garante, conforme aplicável, que é (i) proprietário/beneficiário dos títulos de dívida abaixo e/ou (ii) gestor, agente, corretor, representante ou consultor de credor(es) investidor(es) proprietário(s)/beneficiário(s) de títulos de dívida abaixo descritos, de acordo com screenshot(s) ou certificado(s)/declarações de custodiante(s), refletindo a propriedade de tais títulos, bem como declara estar devidamente autorizado a entregar esta declaração.Nome completo do Credor Investidor ou do Gestor, Agente, Corretor, Representante ou Consultor:_______________________________________________ Endereço: _______________________________________________ E-mail: _______________________________________________ Natureza do Título: _______________________________________________ ISIN (caso aplicável): _______________________________________________ Escritura(s) de Emissão: _______________________________________________ Trustee(s): _______________________________________________Valor histórico/principal total dos títulos detidos: (informar o valor de face dos títulos, ao tempo da emissão. Para os fins desta declaração, não será levado em conta o valor de compra, nem o valor de mercado do título): _______________________________________________INVESTOR CREDITOR STATEMENTThe undersigned declares and warrants, as applicable, that I am (i) the holder of debt securities described below and/or (ii) manager, agent, broker, adviser representative or consultant of the investor creditor indicated below, which holds the debt securities described below, in accordance with the screenshot(s) or broker(s)/custodian(s) certificate(s)/declaration(s), which indicates the proof of ownership of said securities, and that I am duly authorized to deliver this Statement.Holder’s full name or Manager’s, broker’s, agent’s or consultant’s full name:______________________________________________ Address: ______________________________________________ E-mail: ______________________________________________ Nature of the Security: ______________________________________________ ISIN (if applicable): ______________________________________________ Indenture(s): ______________________________________________ Trustee(s): ______________________________________________Aggregate face value of bonds held by investor(s): (state the value of the securities at the time of issuance. For the purposes of this statement, neither the purchasing price nor the market value of the security will be taken into account): ______________________________________________Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 105Nome da(s) corretora(s)/custodiante(s) do título: _______________________________________________Assinatura: ____________________________________________Local/Data:_____________________________Name of the security broker(s)/custodian(s): ______________________________________________Signature: ______________________________________________Place/Date: ____________________________Processo 4113246-86.2026.8.26.0100, Evento 36, DOCUMENTACAO8, Página 106

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.